
10011621

HIGH-QUALITY, COST-EFFECTIVE PATIENT CARE



IT'S WHO WE ARE

HEALTHSOUTH®

HEALTHSOUTH®

Dear Valued Stockholder:

By all accounts, 2009 was an excellent year for HealthSouth:

- ✓ We created stockholder value by generating approximately $174 million of adjusted free cash flow and $1.45 of adjusted income from continuing operations per diluted share compared to approximately $28 million of adjusted free cash flow and $0.76 of adjusted income from continuing operations per diluted share in 2008;*
- ✓ We strengthened our balance sheet by retiring approximately $151 million of our long-term debt and replacing a portion of our variable rate bonds due in 2014 with fixed rate securities due 2020 and, in the process, brought our leverage to 4.3x from 5.3x at the end of 2008;
- ✓ We treated and discharged 112,975 patients, which was the most we've ever had the privilege to care for and represented an increase of 5.4% over the previous year;
- ✓ We saw our employee retention improve significantly with reductions in our therapist and nurse turnover of 26.2% and 33.1%, respectively;
- ✓ We added 90 new beds to our existing hospitals, opened a new 40-bed hospital in Mesa, Arizona, and began construction on a new 40-bed hospital in Loudoun County, Virginia; and
- ✓ We consummated a partnership with Altoona Regional Health System in Altoona, Pennsylvania and strengthened an existing partnership with St. Vincent Infirmary in Little Rock, Arkansas thereby enhancing our position as the rehabilitative healthcare provider of choice in these two markets.

While the Board of Directors and management are pleased with the accomplishments of the past year, we are even more excited about the prospects for the new year. In addition to maintaining our focus on providing high-quality, cost-effective rehabilitative care, we are positioning the Company for growth in 2010. Our development pipeline is strong, and we believe we can break ground and begin construction on two to three new hospitals and acquire, or partner with, two to three additional rehabilitative providers. Additionally, we anticipate adding approximately 100 beds to our existing portfolio to accommodate the demand for our services. By making these disciplined investments, we are bringing HealthSouth quality rehabilitative care to new markets, thereby enhancing our position as the nation's preeminent provider of rehabilitative healthcare services.

None of the successes of last year or the growth we hope to achieve this year could be possible without the dedication and commitment of our 22,000 employees. They represent the heart and soul of this Company, and we are grateful for their service to our patients. While we believe all of our employees deserve recognition, this year the Board of Directors will be honoring the accomplishments of the top five outstanding employees chosen from our five geographic regions at a dinner to be held in conjunction with our annual meeting of stockholders. The recipient of the HealthSouth Outstanding Employee Achievement Award will be announced and introduced at the stockholder meeting. We are excited about this event and hope you will be able to attend or listen to our stockholder meeting as we salute these outstanding employees.

Sincerely,



Jon F. Hanson
Chairman of the Board



Jay Grinney
President and Chief Executive Officer

* Non-GAAP measures are reconciled to GAAP results on the following pages.

Reconciliation of Net Cash Provided by Operating Activities to Adjusted Free Cash Flow

	Year Ended December 31, 2009	Year Ended December 31, 2008
Net cash provided by operating activities	$ 406.1	$ 227.2
Impact of discontinued operations	13.5	(11.4)
Net cash provided by operating activities of continuing operations	419.6	215.8
Capital expenditures for maintenance	(34.1)	(42.6)
Net settlements on interest rate swaps	(42.2)	(20.7)
Dividends paid on convertible perpetual preferred stock	(26.0)	(26.0)
Distributions paid to noncontrolling interests of consolidated affiliates	(32.7)	(33.4)
Non-recurring items:		
UBS Settlement proceeds, less fees to derivative plaintiffs' attorneys	(73.8)	-
Income tax refunds related to prior periods	(63.7)	(90.4)
Cash paid for:		
Professional fees - accounting, tax, and legal	15.3	18.2
Government, class action, and related settlements	11.2	7.4
Adjusted free cash flow	$ 173.6	$ 28.3

Reconciliation of Net Income to Adjusted Income from Continuing Operations and Adjusted Consolidated EBITDA

	Year Ended December 31,			
	2009	Per Share	2008 (As Adjusted)	Per Share
	(In Millions, Except per Share Data)			
Net income	$ 128.8	$ 1.45	$ 281.8	$ 3.40
Income from discontinued operations, net of tax, attributable to HealthSouth	(1.5)	(0.02)	(16.6)	(0.20)
Net income attributable to noncontrolling interests	(34.0)	(0.38)	(29.4)	(0.35)
Income from continuing operations attributable to HealthSouth	93.3	1.05	235.8	2.84
Gain on UBS Settlement	-	-	(121.3)	(1.46)
Government, class action, and related settlements	36.7	0.41	(67.2)	(0.81)
Professional fees – accounting, tax, and legal	8.8	0.10	44.4	0.53
Loss on interest rate swaps	19.6	0.22	55.7	0.67
Accelerated depreciation of corporate campus	-	-	10.0	0.12
Interest associated with UBS settlement	-	-	(9.4)	(0.11)
Adjustment for prior period amounts in tax provision	(8.8)	(0.10)	(75.1)	(0.90)
Adjusted income from continuing operations	149.6	1.68	72.9	0.88
Adjustment for dilution		(0.23)		(0.12)
Adjusted income from continuing operations per diluted share		$ 1.45		$ 0.76
Estimated income tax expense	5.6		5.0	
Interest expense and amortization of debt discounts and fees, excluding interest associated with UBS settlement	125.8		168.9	
Depreciation and amortization, excluding accelerated depreciation of corporate campus	70.9		72.4	
	351.9		319.2	
Other adjustments per the Company's Credit Agreement:				
Impairment charges, including investments	1.4		2.4	
Net noncash loss on disposal of assets	3.5		2.0	
Loss on early extinguishment of debt	12.5		5.9	
Stock-based compensation expense	13.4		11.7	
Other	0.3		-	
Adjusted Consolidated EBITDA	$ 383.0		$ 341.2	
Weighted average common shares outstanding:				
Basic		88.8		83.0
Diluted		103.3		96.4

Reconciliation of Net Cash Provided by Operating Activities to Adjusted Consolidated EBITDA

	For the Year Ended December 31,	
	2009	2008 (As Adjusted)
Net cash provided by operating activities	$ 406.1	$ 227.2
Provision for doubtful accounts	(33.1)	(27.0)
Professional fees - accounting, tax, and legal	8.8	44.4
Interest expense and amortization of debt discounts and fees	125.8	159.5
Gain (loss) on sale of investments	0.8	(1.4)
UBS Settlement proceeds, gross	(100.0)	-
Equity in net income of nonconsolidated affiliates	4.6	10.6
Net income attributable to noncontrolling interests in continuing operations	(33.4)	(29.8)
Amortization of debt discounts and fees	(6.6)	(6.5)
Distributions from nonconsolidated affiliates	(8.6)	(10.9)
Current portion of income tax benefit	(7.3)	(73.8)
Change in assets and liabilities	0.8	53.1
Change in government, class action, and related settlements liability	11.2	7.4
Other operating cash used in (provided by) discontinued operations	13.5	(11.4)
Other	0.4	(0.2)
Adjusted Consolidated EBITDA	$ 383.0	$ 341.2

To help our readers understand our past financial performance, our future operating results, and our liquidity, we supplement the financial results that we provide in accordance with generally accepted accounting principles in the United States of America ("GAAP") with certain non-GAAP financial measures. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage, and evaluate our business and make operating decisions. In addition, Adjusted Consolidated EBITDA is the key component of certain material covenants contained within our Credit Agreement. Investors are encouraged to review the reconciliation of our non-GAAP financial measures to the comparable GAAP results, which is attached to our quarterly earnings release and which can be found, along with other financial information, at http://investor.healthsouth.com/financials.cfm.

These non-GAAP financial measures are not prepared in accordance with GAAP and may be different from non-GAAP financial measures used by other companies. Therefore, these non-GAAP financial measures should not be considered a substitute for measures of financial performance or liquidity prepared in accordance with GAAP.

Board of Directors

JON F. HANSON
Chairman of the Board
HealthSouth Corporation
Chairman and Founder
The Hampshire Companies

EDWARD A. BLECHSCHMIDT
Director
Lionbridge Technologies, Inc.
Columbia Laboratories, Inc.
Diamond Foods, Inc.
VWR Funding, Inc.

JOHN W. CHIDSEY
Chairman of the Board and Chief Executive Officer
Burger King Holdings, Inc.

DONALD L. CORRELL
President and Chief Executive Officer
American Water Works Company, Inc.

YVONNE M. CURL
Director
Nationwide Mutual Insurance Company
Charming Shoppes, Inc.
Welch Allyn, Inc.

CHARLES M. ELSON
Director
John L. Weinberg Center for Corporate Governance
University of Delaware

JAY GRINNEY
President and Chief Executive Officer
HealthSouth Corporation

LEO I. HIGDON, JR.
President
Connecticut College

JOHN E. MAUPIN, JR.
President and Chief Executive Officer
Morehouse School of Medicine

L. EDWARD SHAW, JR.
Senior Managing Director
Richard C. Breeden & Co.

Executive Officers

JAY GRINNEY
President and Chief Executive Officer

MARK J. TARR
Executive Vice President, Operations

JOHN P. WHITINGTON
Executive Vice President,
General Counsel and Corporate Secretary

EDMUND M. FAY
Senior Vice President and Treasurer

ANDREW L. PRICE
Chief Accounting Officer

DEXANNE B. CLOHAN
Chief Medical Officer and Senior Vice President

HEALTHSOUTH®

April 5, 2010

Dear Fellow Stockholder:

I am pleased to invite you to attend our 2010 annual meeting of stockholders of HealthSouth Corporation, to be held on Thursday, May 6, 2010, at 11:00 a.m., central time, at our corporate headquarters at 3660 Grandview Parkway, Birmingham, Alabama.

We will review our 2009 performance and discuss our outlook for 2010 and respond to any questions you may have. We will also consider the items of business described in the Notice of Annual Meeting of Stockholders and Internet Availability of Proxy Materials and in the Proxy Statement accompanying this letter. The Proxy Statement contains important information about the matters to be voted on and the process for voting, along with information about HealthSouth, its management and its directors.

Every stockholder's vote is important to us. Even if you plan to attend the annual meeting in person, please promptly vote by submitting your proxy by phone, by internet or by mail. The "Commonly Asked Questions" section of the Proxy Statement and the enclosed proxy card contain detailed instructions for submitting your proxy. If you plan to attend the annual meeting in person, you must provide proof of share ownership, such as an account statement, and a form of personal identification in order to be admitted to the meeting.

On behalf of the directors, management and employees of HealthSouth, thank you for your continued support of and ownership in our Company.

Sincerely,



Jon F. Hanson
Chairman of the Board of Directors

HEALTHSOUTH CORPORATION

Notice of Annual Meeting of Stockholders and Internet Availability of Proxy Materials

TIME

11:00 a.m., central time, on Thursday, May 6, 2010

PLACE

HEALTHSOUTH CORPORATION
Corporate Headquarters
3660 Grandview Parkway, Suite 200
Birmingham, Alabama 35243
Directions to the annual meeting are available by calling investor relations at (205) 968-6400

ITEMS OF BUSINESS

(1) To elect ten directors to the board of directors to serve until our 2011 annual meeting of stockholders.
- **The board of directors recommends a vote FOR each nominee.**

(2) To ratify the appointment by HealthSouth's audit committee of PricewaterhouseCoopers LLP as HealthSouth's independent registered public accounting firm.
- **The board of directors recommends a vote FOR ratification.**

(3) To transact such other business as may properly come before the annual meeting and any adjournment or postponement.

RECORD DATE

You can vote if you are a holder of record of HealthSouth common or preferred stock on March 8, 2010.

PROXY VOTING

Your vote is important. Please vote in one of these ways:

(1) Via internet: Go to http://www.proxyvote.com and follow the instructions. You will need to enter the control number printed on your proxy card;

(2) By telephone: Call toll-free 1-800-690-6903 and follow the instructions. You will need to enter the control number printed on your proxy card;

(3) In writing: Complete, sign, date and promptly return your proxy card in the enclosed envelope; or

(4) Submit a ballot in person at the annual meeting of stockholders.

Important Notice Regarding the Availability of Proxy Materials For the Stockholder Meeting to be Held on May 6, 2010

HealthSouth's Proxy Statement on Schedule 14A, form of proxy card, and 2009 Annual Report (including the 2009 Annual Report on Form 10-K) are available at http://www.proxyvote.com after entering the control number printed on your proxy card.



Birmingham, Alabama
April 5, 2010

John P. Whittington
Corporate Secretary

HEALTHSOUTH CORPORATION
PROXY STATEMENT

TABLE OF CONTENTS

Page

HEALTHSOUTH CORPORATION
PROXY STATEMENT

INTRODUCTION

The annual meeting of stockholders of HealthSouth Corporation, a Delaware corporation ("HealthSouth," or also "we," "us," "our," or the "Company"), will be held on May 6, 2010, beginning at 11:00 a.m., central time, at our principal executive offices located at 3660 Grandview Parkway, Birmingham, Alabama 35243. We encourage all of our stockholders to vote at the annual meeting, and we hope the information contained in this document will help you decide how you wish to vote at the annual meeting.

COMMONLY ASKED QUESTIONS

Why did I receive these proxy materials?

We are furnishing this proxy statement in connection with the solicitation by our board of directors of proxies to be voted at our 2010 annual meeting and at any adjournment or postponement. At our annual meeting, stockholders will act upon the following proposals:

- To elect ten directors to the board of directors to serve until our 2011 annual meeting of stockholders;
- To ratify the appointment by the Audit Committee of our board of directors of PricewaterhouseCoopers LLP as our independent registered public accounting firm;
- To transact such other business as may properly come before the 2010 annual meeting of stockholders and any adjournment or postponement.

These proxy solicitation materials are being sent to our stockholders on or about April 5, 2010.

What do I need to attend the meeting?

Attendance at the 2010 annual meeting of stockholders is limited to stockholders. Registration will begin at 10:00 a.m. central time and each stockholder will be asked to present a valid form of personal identification. Cameras, recording devices and other electronic devices will not be permitted at the meeting. Additional rules of conduct regarding the meeting will be provided at the meeting.

Who is entitled to vote at the meeting?

The board of directors has determined that those stockholders who are recorded in our record books as owning shares of our common stock or preferred stock as of the close of business on March 8, 2010, are entitled to receive notice of and to vote at the annual meeting of stockholders. As of the record date, there were 93,585,437 shares of our common stock issued and outstanding and 400,000 shares of our 6.50% Series A Convertible Perpetual Preferred Stock issued and outstanding. Your shares may be (1) held directly in your name as the stockholder of record or (2) held for you as the beneficial owner through a stockbroker, bank or other nominee, or both. Our common stock and our preferred stock are our only classes of outstanding voting securities. Each share of common stock and preferred stock is entitled to one vote on each matter properly brought before the annual meeting. Our common stock and preferred stock vote together as a class.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our stockholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent directly to you by us. As the stockholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have enclosed a proxy card for you to use.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, bank, or nominee which is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the meeting. However, because you are not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares. Your broker, bank, or nominee has enclosed or provided a voting instruction card for you to use in directing the broker or nominee how to vote your shares. If you do not provide the stockholder of record with voting instructions, your shares will constitute broker non-votes. The effect of broker non-votes is more specifically described in "What vote is required to approve each item?" below.

How can I vote my shares in person at the meeting?

Shares held directly in your name as the stockholder of record may be voted in person at the annual meeting. Submitting your proxy by telephone, by internet or by mail will in no way limit your right to vote at the annual meeting if you later decide to attend in person.

Shares held beneficially in street name may be voted in person by you only if you obtain a signed proxy from the record holder giving you the right to vote the shares. Owners of shares held in street name that expect to attend and vote at the meeting should contact their broker, bank or nominee as soon as possible to obtain the necessary proxy.

Even if you currently plan to attend the annual meeting, we recommend that you also submit your proxy as described below so that your vote will be counted if you later decide not to attend the meeting.

How can I vote my shares without attending the meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct your vote without attending the meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your broker, bank, or nominee.

Please refer to the summary instructions below and those included on your proxy card or, for shares held in street name, the voting instruction card included by your broker, bank, or nominee. The internet and telephone voting procedures established for our stockholders of record are designed to authenticate your identity, to allow you to give your voting instructions, and to confirm those instructions have been properly recorded. Internet and telephone voting for stockholders of record will be available 24 hours a day, and will close at 11:59 p.m. eastern time on May 5, 2010. The availability of internet and telephone voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. Therefore, we recommend that you follow the voting instructions you receive.

- BY INTERNET – If you have internet access, you may submit your proxy from any location in the world by following the "internet" instructions on the proxy card. Please have your proxy card in hand when accessing the web site.

- BY TELEPHONE – If you live in the United States, Puerto Rico, or Canada, you may submit your proxy by following the "telephone" instructions on the proxy card. Please have your proxy card in hand when you call.

- BY MAIL – You may do this by marking, signing, and dating your proxy card or, for shares held in street name, the voting instruction card included by your broker, bank, or nominee and mailing it in the accompanying enclosed, pre-addressed envelope. If you provide specific voting instructions, your shares will be voted as you instruct. If you do not have the pre-addressed envelope available, please mail your completed proxy card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If you cast your vote in any of the ways set forth above, your shares will be voted in accordance with your voting instructions unless you validly revoke your proxy. We do not currently anticipate that any other matters will be presented for action at the annual meeting. If any other matters are properly presented for action, the persons named on your proxy will vote your shares on these other matters in their discretion, under the discretionary authority you have granted to them in your proxy.

Can I access the proxy statement and annual report on the internet?

Yes. This proxy statement, the form of proxy card and our Annual Report on Form 10-K for the year ended December 31, 2009 (the "2009 Form 10-K") are available at http://www.proxyvote.com. If you are a stockholder of record and would like to access future Company proxy statements and annual reports electronically instead of receiving paper copies in the mail, there are several ways to do this. You can mark the appropriate box on your proxy card or follow the instructions if you vote by telephone or the internet. If you choose to access future proxy statements and annual reports on the Internet, you will receive a proxy card in the mail next year with instructions containing the internet address for those materials. Your choice will remain in effect until you advise us otherwise. If you have internet access, we hope you make this choice. Receiving future annual reports and proxy statements via the internet will be simpler for you, will save the Company money and is friendlier to the environment.

A copy of our 2009 Form 10-K and the proxy materials are also available without charge from the "Investors" section of our website at http://investor.healthsouth.com. **The 2009 Form 10-K and the proxy materials are also available in print to stockholders without charge and upon request, addressed to HealthSouth Corporation, 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243, Attention: Corporate Secretary.**

Rules adopted by the Securities and Exchange Commission, or the "SEC," permit the Company to provide stockholders with proxy materials electronically instead of in paper form, even if they have not made an election to receive the material electronically. If we decide to take advantage of this electronic delivery alternative in the future, stockholders will receive a Notice of Internet Availability of Proxy Materials with instructions on how to access the material on the internet.

Can I change my vote after I submit my proxy?

Yes. Even after you have submitted your proxy, you may change your vote at any time prior to the close of voting at the annual meeting by:

- filing with our Corporate Secretary at 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243 a signed, original written notice of revocation dated later than the proxy you submitted,
- submitting a duly executed proxy bearing a later date,
- voting by telephone or internet on a later date, or
- attending the annual meeting and voting in person.

In order to revoke your proxy, we must receive an original notice of revocation of your proxy at the address in the first bullet above sent by U.S. mail or overnight courier. You may not revoke your proxy by any other means. If you grant a proxy, you are not prevented from attending the annual meeting and voting in person. However, your attendance at the annual meeting will not by itself revoke a proxy you have previously granted; you must vote in person at the annual meeting to revoke your proxy.

If your shares are held by a broker, bank or other nominee, you may revoke your proxy by following the instructions provided by your broker, bank, or nominee.

All shares that have been properly voted and not revoked will be voted at the annual meeting.

What is "householding" and how does it affect me?

In accordance with notices previously sent to stockholders, we are delivering one annual report that includes a proxy statement in a single envelope addressed to all stockholders who share a single address unless they have notified us they wish to "opt out" of the program known as "householding." Under this procedure, stockholders of record who have the same address and last name receive only one copy of proxy materials. Householding is intended to reduce our printing and postage costs and material waste. WE WILL DELIVER A SEPARATE COPY OF THE ANNUAL REPORT OR PROXY STATEMENT PROMPTLY UPON WRITTEN OR ORAL REQUEST.

You may request a separate copy by contacting the office of investor relations at 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243, or by calling (205) 968-6400.

If you are a beneficial stockholder and you choose not to have the aforementioned disclosure documents sent to a single household address as described above, you must "opt-out" by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or by calling 1-800-542-1061, and we will cease householding all such disclosure documents within 30 days. If we do not receive instructions to remove your account(s) from this service, your account(s) will continue to be householded until we notify you otherwise. If you own shares in nominee name (such as through a broker), information regarding householding of disclosure documents should have been forwarded to you by your broker.

Is there a list of stockholders entitled to vote at the meeting?

A complete list of stockholders entitled to vote at the meeting will be open for examination by our stockholders for any purpose germane to the meeting, during regular business hours, for ten days prior to the meeting, at the meeting place.

What constitutes a quorum to transact business at the meeting?

Before any business may be transacted at the annual meeting, a quorum must be present. The presence at the annual meeting, in person or by proxy, of the holders of a majority of the shares of all of our capital stock outstanding and entitled to vote on the record date will constitute a quorum. At the close of business on the record date, 93,585,437 shares of our common stock and 400,000 shares of our preferred stock were issued and outstanding. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the annual meeting for purposes of a quorum.

What is the recommendation of the board of directors?

Our board of directors recommends a vote:

- **"FOR" the election of each of our ten nominees to the board of directors; and**
- **"FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as HealthSouth's independent registered public accounting firm.**

With respect to any other matter that properly comes before the annual meeting, the proxy holders will vote in accordance with their judgment on such matter.

What vote is required to approve each item?

The vote requirements for the proposals are as follows:

- Each nominee for director named in Proposal One will be elected if the votes for the nominee exceed 50% of the number of votes cast with respect to such nominee. Votes cast with respect to a nominee will include votes to withhold authority but will exclude abstentions and broker non-votes.
- The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm will be approved if the votes cast for the proposal exceed those cast against the proposal. Abstentions and broker non-votes will not be counted as votes cast for or against the proposal.

A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. If you are a beneficial owner, your bank, broker or other holder of record is permitted to vote your shares on the ratification of the independent registered public accounting firm even if the record holder does not receive voting instructions from you. Absent instructions from you, the record holder may not vote on any "non-discretionary" matter including a director election or any stockholder proposal. In that case, without your voting instructions, a broker non-vote will occur. An "abstention" will occur at the annual meeting if your shares are deemed to be present at the annual meeting, either because you attend the annual meeting or because you have properly completed and returned a proxy, but you do not vote on any proposal or other matter which is required to be voted on by our stockholders at the annual meeting. You should consult your broker if you have questions about this.

The affirmative vote of at least a majority of our issued and outstanding shares present, in person or by proxy, and entitled to vote at the annual meeting will be required to approve any stockholder proposal validly presented at a meeting of stockholders. Under applicable Delaware law, in determining whether any stockholder proposal has received the requisite number of affirmative votes, abstentions will be counted and will have the same effect as a vote against any stockholder proposal, but broker non-votes will be ignored. There are no dissenters' rights of appraisal in connection with any stockholder vote to be taken at the annual meeting.

What does it mean if I receive more than one proxy or voting instruction card?

It means your shares of common stock and preferred stock are registered differently or are in more than one account. Please provide voting instructions for all proxy and voting instruction cards you receive.

Where can I find the voting results of the meeting?

We will announce preliminary voting results at the meeting. We will publish the voting results in a Current Report on Form 8-K to be filed with the SEC no later than four business days following the end of the annual meeting. If preliminary results are reported initially, we will update the filing when final, certified results are available.

Who will count the votes?

A representative of Broadridge Financial Solutions, Inc. will tabulate the votes and act as the inspector of election.

Who will pay for the cost of this proxy solicitation?

We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing, and distributing these proxy materials. If you choose to access the proxy materials or vote over the internet, however, you are responsible for internet access charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone, or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. We will request banks, brokers, nominees, custodians, and other fiduciaries who hold shares of our stock in street name, to forward these proxy solicitation materials to the beneficial owners of those shares and we will reimburse them the reasonable out-of-pocket expenses they incur in doing so.

Who should I contact if I have questions?

If you have any questions, need additional copies of the proxy materials, or need assistance in voting your shares, please call the firm assisting us with the tabulation of proxies:

Broadridge Financial Solutions, Inc.
Telephone: 1-866-450-8471

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE DELIVERY OF THIS PROXY STATEMENT WILL, UNDER NO CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROXY STATEMENT.

ITEMS OF BUSINESS REQUIRING YOUR VOTE

Proposal 1 – Election of Directors

Director Nominees

Our board of directors currently consists of ten members. Based on the recommendation of the Nominating/Corporate Governance Committee, our board of directors proposes that each of the ten nominees listed below be elected at the annual meeting as members of our board of directors, to serve until our 2011 annual meeting of stockholders. Each director nominee named in Proposal One will be elected if the votes for that nominee exceed 50% of the number of votes cast with respect to that nominee. Votes cast with respect to a nominee will include votes to withhold authority but will exclude abstentions and broker non-votes. If a nominee becomes unable or unwilling to accept the nomination or election, the persons designated as proxies will be entitled to vote for any other person designated as a substitute nominee by our board of directors. We have no reason to believe that any of the following nominees will be unable to serve. Below we have provided information relating to each of the director nominees proposed for election by our board of directors, including a brief description of why he or she was nominated.

Name	Age	Position	Date Became Director
Edward A. Blechschmidt *	57	Director; Member of Audit Committee (Chairman)	1/31/2004
John W. Chidsey *	47	Director; Member of Audit Committee	10/2/2007
Donald L. Correll *	59	Director; Member of Audit Committee and of Finance Committee (Chairman)	6/29/2005
Yvonne M. Curl *	55	Director; Member of Compensation Committee and of Compliance/Quality of Care Committee	11/18/2004
Charles M. Elson *	50	Director; Member of Nominating/Corporate Governance Committee (Chairman)	9/9/2004
Jay Grinney	59	Director; President and Chief Executive Officer	5/10/2004
Jon F. Hanson *	73	Director; Chairman of the Board of Directors; Member of Finance Committee and of Nominating/Corporate Governance Committee	9/17/2002
Leo I. Higdon, Jr. *	63	Director; Member of Compensation Committee (Chairman) and of Finance Committee	8/17/2004
John E. Maupin, Jr. *	63	Director; Member of Nominating/Corporate Governance Committee and of Compliance/Quality of Care Committee (Chairman)	8/17/2004
L. Edward Shaw, Jr. *	65	Director; Member of Compensation Committee and of Compliance/Quality of Care Committee	6/29/2005

* Denotes independent director.

There are no arrangements or understandings known to us between any of the nominees listed above and any other person pursuant to which that person was or is to be selected as a director or nominee, other than any arrangements or understandings with directors or officers of HealthSouth acting solely in their capacities as such.

Edward A. Blechschmidt

Mr. Blechschmidt was chief executive officer for Novelis, Inc., an aluminum rolling and recycling company, from December 2006 to May 2007. He was chairman, chief executive officer and president of Gentiva Health Services, Inc., a leading provider of specialty pharmaceutical and home health care services, from March 2000 to June 2002. From March 1999 to March 2000, Mr. Blechschmidt served as chief executive officer and a director of Olsten Corporation. He served as president of Olsten Corporation from October 1998 to March 1999. He also served as president and chief executive officer of Siemens Nixdorf Americas and Siemens' Pyramid Technology from July 1996 to October 1998. Prior to Siemens, he spent more than 20 years with Unisys Corp., including serving as its chief financial officer. Mr. Blechschmidt currently serves as a director of Lionbridge

Technologies, Inc., Columbia Laboratories, Inc., Diamond Foods, Inc., and VWR Funding, Inc. In the past five years, he has also served as a director of Option Care, Inc., Neoforma, Inc., Gentiva Health Services, Inc., and Novelis, Inc. He is a member of the audit committee at Lionbridge, Diamond Foods and VWR Funding, Inc. (privately held).

Mr. Blechschmidt has extensive experience in matters of finance, corporate strategy and senior leadership relevant to large public companies, including in the healthcare field as noted above. He qualifies as an "audit committee financial expert" within the meaning of SEC regulations.

John W. Chidsey

Mr. Chidsey is the chairman of the board of Burger King Holdings, Inc. and has served as chief executive officer and a member of its board of directors since April 2006. From September 2005 until April 2006, he served as president and chief financial officer. He served as president, North America, from June 2004 to September 2005, and as executive vice president, chief administrative and financial officer from March 2004 until June 2004. Prior to joining Burger King, Mr. Chidsey served as chairman and chief executive officer for two corporate divisions of Cendant Corporation: the Vehicle Services Division that included Avis Rent A Car, Budget Rent A Car Systems, PHH and Wright Express and the Financial Services Division that included Jackson Hewitt and various membership and insurance companies. Prior to joining Cendant, Mr. Chidsey served as the director of finance of Pepsi-Cola Eastern Europe and the chief financial officer of PepsiCo World Trading Co., Inc. Mr. Chidsey currently serves on the Board of Trustees for Davidson College in Davidson, North Carolina.

Mr. Chidsey has extensive experience in matters of finance, corporate strategy and senior leadership relevant to large public companies. Mr. Chidsey is a certified public accountant and a member of the Georgia Bar Association. He qualifies as an "audit committee financial expert" within the meaning of SEC regulations.

Donald L. Correll

Mr. Correll is president and chief executive officer of American Water Works Company, Inc., the largest and most geographically diversified provider of water services in North America. Between August 2003 and April 2006, Mr. Correll served as president and chief executive officer of Pennichuck Corporation, a publicly traded holding company which, through its subsidiaries, provides public water supply services, certain water related services, and certain real estate activities, including property development and management. From 2001 to 2003, Mr. Correll served as an independent advisor to water service and investment firms on issues relating to marketing, acquisitions, and investments in the water services sector. From 1991 to 2001, Mr. Correll served as chairman, president and chief executive officer of United Water Resources, Inc., a water and wastewater utility company. Prior to 1991, Mr. Correll spent nearly 15 years with United Water, including serving as its chief financial officer. Mr. Correll served as a director of Interchange Financial Services Corporation from 1994 to 2007 and Pennichuck Corporation from 2003 to 2006. He currently serves as a director and audit committee member of New Jersey Resources Corporation. He also serves on the boards of the U.S. Chamber of Commerce, the Environmental Financial Advisory Board of the USEPA and the National Association of Water Companies.

Mr. Correll has extensive experience in matters of accounting, finance, corporate strategy and senior leadership relevant to large public companies. He is a certified public accountant and has experience with a major public accounting firm. Mr. Correll qualifies as an "audit committee financial expert" within the meaning of SEC regulations.

Yvonne M. Curl

Ms. Curl is a former vice president and chief marketing officer of Avaya, Inc., which position she held from October 2000 through April 2004. Before joining Avaya, Ms. Curl was employed by Xerox Corporation beginning in 1976, where she held a number of middle and senior management positions in sales, marketing and field operations, culminating with her appointment to corporate vice president. Ms. Curl currently serves as a director of Nationwide Mutual Insurance Company, Charming Shoppes, Inc., and Welch Allyn, Inc.

Ms. Curl has extensive experience in marketing matters through her previous roles with large public companies as described above. Having served on several compensation committees on the board of directors of public companies, she has experience in the development and oversight of compensation programs and policies.

Charles M. Elson

Mr. Elson holds the Edgar S. Woolard, Jr. Chair in Corporate Governance and has served as the director of the John L. Weinberg Center for Corporate Governance at the University of Delaware since 2000. Mr. Elson has served on the National Association of Corporate Directors' Commissions on Director Compensation, Executive Compensation and the Role of the Compensation Committee, Director Professionalism, CEO Succession, Audit Committees, Governance Committee, Strategic Planning, Director Evaluation, and Risk Governance. He was a member of the National Association of Corporate Directors' Best Practices Council on Coping with Fraud and Other Illegal Activity and he presently serves on that organization's Advisory Council. In addition, Mr. Elson serves as vice chairman of the American Bar Association's Committee on Corporate Governance and was a member of the American Bar Association's Committee on Corporate Laws. Mr. Elson has been Of Counsel to the law firm of Holland & Knight LLP from 1995 to the present. In the past five years, he has also served as a director of Alderwoods Group, Inc. and AutoZone, Inc.

Mr. Elson has extensive knowledge of and experience in matters of corporate governance through his leadership roles with professional organizations dedicated to the topic as described above. Through his other professional roles, Mr. Elson is in a unique position to monitor and counsel on developments in corporate governance.

Jay Grinney

Mr. Grinney was named our president and chief executive officer on May 10, 2004. From June 1990 to May 2004, Mr. Grinney served in a number of senior management positions with HCA, Inc., or its predecessor companies, in particular, serving as president of HCA's Eastern Group from May 1996 to May 2004, president of the Greater Houston Division from October 1993 to April 1996 and as chief operating officer of the Houston Region from November 1992 to September 1993. Before joining HCA, Mr. Grinney held several executive positions during a nine year career at the Methodist Hospital System in Houston, Texas.

Mr. Grinney, as president and chief executive officer of the Company, directs the strategic, financial and operational management of the Company and, in this capacity, provides unique insights into the detailed operations of HealthSouth. He also has the benefit of more than 25 years of experience in the operation and management of large, sophisticated, multi-site, publicly traded healthcare companies.

Jon F. Hanson

Mr. Hanson is the chairman and founder of The Hampshire Companies and has over 50 years of experience in the real estate industry. Mr. Hanson was named non-executive Chairman of the Board of HealthSouth, effective October 1, 2005. From 1994 through 2005, Mr. Hanson served as chairman of the National Football Foundation and College Hall of Fame, Inc. He now serves as chairman emeritus. Since 1991, Mr. Hanson has served as a director, and now serves as the lead director, of Prudential Financial Corp. He also served for 21 years as a director, and now serves as an honorary director, of the Hackensack University Medical Center. Mr. Hanson currently serves as chairman of the board of Pascack Community Bank and as a director of Yankee Global Enterprises. In the past five years, he has also served as a director of CD&L, Inc., a full-service printing, fulfillment and packaging company.

Mr. Hanson has extensive experience in corporate strategy and senior leadership of large organizations, including healthcare and financial organizations as described above.

Leo I. Higdon, Jr.

Mr. Higdon has served as president of Connecticut College since July 1, 2006. He served as the president of the College of Charleston from October 2001 to June 2006. Between 1997 and 2001, Mr. Higdon served as president of Babson College in Wellesley, Massachusetts. He also served as dean of the Darden Graduate School of Business Administration at the University of Virginia. His financial experience includes a 20-year tenure at Salomon Brothers, where he became vice chairman and member of the executive committee, managing the Global Investment Banking Division. Mr. Higdon also serves as a director of Eaton Vance Corp. In the past five years, he has also served as a director of Chemtura Corporation, a global manufacturer and marketer of specialty chemicals, crop protection products, and pool, spa and home care products, and Newmont Mining Corporation, the world's largest gold producer.

As a result of his 20 years of experience in the financial services industry combined with his strategic management skills gained through various senior executive positions, including in academia, and service on numerous boards of directors, Mr. Higdon has extensive experience with strategic and financial planning and the operations of large public companies.

John E. Maupin, Jr.

Dr. Maupin is president and chief executive officer of the Morehouse School of Medicine located in Atlanta, Georgia, a position he has held since July 2006. Prior to joining Morehouse, Dr. Maupin held several other senior administrative positions including president and chief executive officer of Meharry Medical College from 1994 to 2006, executive vice president and chief operating officer of the Morehouse School of Medicine from 1989 to 1994, chief executive officer of Southside Healthcare, Inc. from 1987 to 1989, and Deputy Commissioner of Health of the Baltimore City Health Department from 1984 to 1987. Dr. Maupin currently serves as a director of LifePoint Hospitals, Inc., VALIC Companies I & II, a group retirement investment fund complex, and Regions Financial Corp. In the past five years, he has also served as a director of Pinnacle Financial Partners, Inc., a financial services provider with operations in Tennessee.

Dr. Maupin has extensive management and administrative experience with healthcare organizations as described above. He has also demonstrated his leadership and character through involvement, including board roles, in numerous community organizations.

L. Edward Shaw, Jr.

Since March 1, 2006, Mr. Shaw has served as a senior managing director of Richard C. Breeden & Co., or affiliated companies engaged in investment management, strategic consulting, and governance matters. From September 2004 to January 2006, Mr. Shaw was Of Counsel with the international law firm of Gibson Dunn & Crutcher LLP. He has served as General Counsel of both Aetna, Inc. (1999 to 2003) and The Chase Manhattan Bank (1983 to 1996), where, in addition to his legal role, his responsibilities included a wide range of risk management, compliance and public policy issues. In 2004, Mr. Shaw was appointed Independent Counsel to the Board of Directors of the New York Stock Exchange dealing with regulatory matters. Mr. Shaw also currently serves as a director of H & R Block, Inc., Mine Safety Appliances Co., and Covenant House, the nation's largest privately funded provider of crisis care to children.

Mr. Shaw has a wide ranging legal and business background, including senior leadership roles, in the context of large public companies as described above with particular experience in corporate governance, risk management and compliance matters.

Board Recommendation

The board of directors recommends that you vote "FOR" the election of all ten director nominees.

Proposal 2 – Ratification of Appointment of Independent Registered Public Accounting Firm

Appointment of PricewaterhouseCoopers LLP

In accordance with its charter, the Audit Committee selected the firm of PricewaterhouseCoopers LLP to be our independent registered public accounting firm for 2010, and with the endorsement of the board of directors, recommends to our stockholders that they ratify that appointment. The Audit Committee will reconsider the appointment of PricewaterhouseCoopers LLP for next year if such appointment is not ratified. Representatives of PricewaterhouseCoopers LLP are expected to attend the annual meeting and will have the opportunity to make a statement if they desire, and are expected to be available to respond to appropriate questions.

The Audit Committee recognizes the importance of maintaining the independence of our independent registered public accounting firm, both in fact and appearance. Consistent with its charter, the Audit Committee has evaluated PricewaterhouseCoopers LLP's qualifications, performance, and independence, including that of the lead audit partner. The Audit Committee reviews and approves, in advance, the audit scope, the types of non-audit services, if any, and the estimated fees for each category for the coming year. For each category of proposed service, PricewaterhouseCoopers LLP is required to confirm that the provision of such services does not impair their independence. Before selecting PricewaterhouseCoopers LLP, the Audit Committee carefully considered that firm's qualifications as an independent registered public accounting firm for the Company. This included a review of its performance in prior years, as well as its reputation for integrity and competence in the fields of accounting and auditing. The Audit Committee has expressed its satisfaction with PricewaterhouseCoopers LLP in all of these respects. The Audit Committee's review included inquiry concerning any litigation involving PricewaterhouseCoopers LLP and any proceedings by the SEC against the firm. In this respect, the Audit Committee has concluded that the ability of PricewaterhouseCoopers LLP to perform services for HealthSouth is in no way adversely affected by any such investigation or litigation.

Pre-Approval of Principal Accountant Services

The Audit Committee of our board of directors is responsible for the appointment, oversight, and evaluation of our independent registered public accounting firm. In accordance with our Audit Committee's charter, our Audit Committee must approve, in advance of the service, all audit and permissible non-audit services provided by our independent registered public accounting firm. Our independent registered public accounting firm may not be retained to perform the non-audit services specified in Section 10A(g) of the Securities Exchange Act of 1934, as amended. The Audit Committee has concluded that provision of the non-audit services described in that section is not compatible with maintaining the independence of PricewaterhouseCoopers LLP.

The Audit Committee has established a policy regarding pre-approval of audit and permissible non-audit services provided by our independent registered public accounting firm, as well as all engagement fees and terms for our independent registered public accounting firm. Under the policy, the Audit Committee must approve annually a resolution setting forth the expected services to be rendered and fees to be charged by our independent registered public accounting firm during the year. The Audit Committee must approve, in advance, any services or fees exceeding pre-approved levels. The Audit Committee may delegate general pre-approval authority to a subcommittee of which the chairman of the Audit Committee is a member. All requests or applications for services to be provided by our independent registered public accounting firm must be submitted to specified officers who may determine whether such services are included within the list of pre-approved services. All requests for services that have not been pre-approved must be accompanied by a statement that the request is consistent with the independent registered public accounting firm's independence from HealthSouth.

Principal Accountant Fees and Services

With respect to the audits for the years ended December 31, 2009 and 2008, the Audit Committee approved the audit services to be performed by PricewaterhouseCoopers LLP, as well as certain categories and types of audit-related, tax, and permitted non-audit services. In 2009 and 2008, all audit-related fees, tax fees, and all other fees were approved in accordance with SEC pre-approval rules. The following table shows the aggregate fees paid or accrued for professional services rendered by PricewaterhouseCoopers LLP for the years ended December 31, 2009 and 2008, with respect to various services provided to us and our subsidiaries.

	For the Year Ended December 31,	
	2009	2008
	(In Millions)	
Audit fees [(1)]	$ 4.1	$ 4.3
Audit-related fees [(2)]	0.1	0.1
Total audit and audit-related fees	4.2	4.4
Tax fees [(3)]	0.2	0.1
All other fees [(4)]	0.3	0.3
Total fees	$ 4.7	$ 4.8

(1) *Audit Fees* – Represents aggregate fees paid or accrued for professional services rendered for the audit of our consolidated financial statements and internal control over financial reporting for the years ended December 31, 2009 and December 31, 2008; fees for professional services rendered for the review of financial statements included in our 2009 and 2008 Form 10-Qs; and fees that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory engagements required by various partnership agreements or state and local laws in the jurisdictions in which we operate or manage hospitals.

(2) *Audit-Related Fees* – The amount for 2009 represents aggregate fees paid or accrued for professional services rendered in connection with our November 2009 senior notes offering. The amount for 2008 represents aggregate fees paid or accrued for professional services rendered in connection with our June 2008 equity offering.

(3) *Tax Fees* – Represents fees for services rendered primarily in connection with preparing state tax returns and amended tax returns for prior years and related claims for refunds.

(4) *All Other Fees* – Represents fees for all other products and services provided by our independent registered public accounting firm that do not fall within the previous categories. More specifically, these fees primarily include amounts paid or due to PricewaterhouseCoopers LLP for services as our Independent Review Organization, as stipulated in the December 2004 Corporate Integrity Agreement.

Board Recommendation

The board of directors and the Audit Committee recommend that you vote "FOR" ratifying the appointment of PricewaterhouseCoopers LLP as HealthSouth's independent registered public accounting firm for 2010.

CORPORATE GOVERNANCE AND BOARD STRUCTURE

Corporate Governance

Corporate Governance Guidelines

The board of directors has adopted Corporate Governance Guidelines, which provide, among other things, that each member of our board of directors will:

- dedicate sufficient time, energy, and attention to ensure the diligent performance of his or her duties;
- comply with the duties and responsibilities set forth in the Corporate Governance Guidelines and in our Bylaws;
- comply with all duties of care, loyalty, and confidentiality applicable to directors of publicly traded Delaware corporations; and
- adhere to our Standards of Business Conduct, including the policies on conflicts of interest.

Our Nominating/Corporate Governance Committee oversees and periodically reviews the Guidelines, and recommends any proposed changes to the board of directors for approval.

Code of Ethics

We have adopted Standards of Business Conduct, our "code of ethics," that applies to all employees, directors and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The purpose of the code of ethics is to:

- promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by us; to promote compliance with all applicable rules and regulations that apply to us and our officers and directors;
- promote the prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and
- promote accountability for adherence to the code.

We will disclose any future amendments to, or waivers from, certain provisions of these ethical policies and standards for officers and directors on our website promptly following the date of such amendment or waiver.

Corporate Website

We maintain a "Corporate Governance" section on our website where you can find copies of our principal governance documents, including our code of ethics. Our "Corporate Governance" section is located at http://investor.healthsouth.com and includes the following documents, among others:

- Charter of the Company
- Bylaws of the Company
- Charter of the Audit Committee
- Charter of the Compensation Committee
- Charter of the Compliance/Quality of Care Committee
- Charter of the Finance Committee
- Charter of the Nominating/Corporate Governance Committee

- Standards of Business Conduct
- Corporate Governance Guidelines

Board Policy on Majority Voting for Directors

A director nominee will be elected if the votes "for" that person exceed 50% of the votes cast, including "withhold authority" votes but excluding "abstention" votes and broker non-votes, in the election with respect to that person. In addition, we have adopted a policy whereby any incumbent director nominee who receives a greater number of votes "against" his or her election than votes "for" such election will tender his or her resignation for consideration by the Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee will recommend to the board of directors whether to accept or reject the offer of resignation.

Role of the Board in Oversight of the Company's Risks

In 2008, we implemented a comprehensive enterprise risk management program designed to identify potential events and conditions that may affect the Company and to manage risks to avoid materially adverse effects on the Company. Our management, including an executive risk committee, is responsible for the design and implementation of the enterprise risk management program. The Audit Committee of the board of directors, pursuant to its charter, is responsible for reviewing and evaluating our enterprise risk management and the policies and procedures relating to risk assessment and management. The full board of directors monitors the enterprise risk management program by way of regular reports from our senior executives on management's risk assessments and risk status as well as our risk response and mitigation activities. The full board of directors also monitors the Company's strategic risks by way of regular reports. Individual committees monitor by way of regular reports the risks that relate to the responsibilities of that committee.

The Compensation Committee reviewed and considered our compensation policies and programs in light of the board of directors' risk assessment and management responsibilities and will do so in the future on an annual basis. The Compensation Committee believes that we have no compensation policies and programs that give rise to risks reasonably likely to have a material adverse effect on us.

Communications to Directors

Stockholders and other parties interested in communicating directly to the board of directors, any committee, or any non-management director may do so by writing to the address listed below:

HEALTHSOUTH CORPORATION
BOARD OF DIRECTORS
P.O. BOX 382827
BIRMINGHAM, ALABAMA 35238
ATTENTION: [Addressee*]

* Including the name of the specific addressee(s) will allow us to direct the communication to the intended recipient.

All communications received as set forth in this paragraph will be opened by the office of our General Counsel for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the board of directors or any group or committee of directors, the General Counsel's office will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the envelope is addressed.

Board Structure and Director Nominations

Board Structure and Meetings

Our business, property, and affairs are managed under the direction of our board of directors. Our Corporate Governance Guidelines provide for a non-executive chairman of the board to set the agenda for, and preside over, board meetings, coordinate the work of the committees of our board of directors and perform other duties delegated to the chairman by our board of directors. The board of directors adopted this structure to promote decision-making and governance independent of that of our management and to better perform the board of director's monitoring and evaluation functions. Members of our board of directors are kept informed of our business through discussions with our chief executive officer and other officers, by reviewing materials provided to them, by visiting our offices, and by participating in meetings of the board of directors and its committees.

The board of directors met nine times during 2009. Each incumbent member of the board of directors attended 80% or more of the aggregate of the meetings of the board of directors and of the committees on which he or she served that were held during the period for which he or she was a director or committee member, respectively. In addition, it is our policy that directors are expected to attend the annual meeting of stockholders. The members of the board of directors generally hold a meeting immediately following the annual meeting of stockholders. Thus, the annual meeting of stockholders and the board of directors meeting are held at the same location to further facilitate and encourage the directors to attend the annual meeting of stockholders. All members of our board of directors attended the annual meeting in 2009, except for John Chidsey.

Criteria for Board Members

In evaluating the suitability of individual candidates and nominees, the Nominating/Corporate Governance Committee and the board of directors considers relevant factors, including, but not limited to: a general understanding of marketing, finance, corporate strategy and other elements relevant to the operation of a large publicly-traded company in today's business environment, senior leadership experience, an understanding of our business, educational and professional background, and character. The Nominating/Corporate Governance Committee also considers the following attributes or qualities in evaluating the suitability of candidates and nominees to our board of directors:

- *Integrity*: Candidates should demonstrate high ethical standards and integrity in their personal and professional dealings.
- *Accountability*: Candidates should be willing to be accountable for their decisions as directors.
- *Judgment*: Candidates should possess the ability to provide wise and thoughtful counsel on a broad range of issues.
- *Responsibility*: Candidates should interact with each other in a manner which encourages responsible, open, challenging and inspired discussion. Directors must be able to comply with all duties of care, loyalty, and confidentiality applicable to directors of publicly traded Delaware corporations.
- *High Performance Standards*: Candidates should have a history of achievements which reflects high standards for themselves and others.
- *Commitment and Enthusiasm*: Candidates should be committed to, and enthusiastic about, their performance for the Company as directors, both in absolute terms and relative to their peers. Directors should be free from conflicts of interest and be able to devote sufficient time to satisfy their board responsibilities.
- *Financial Literacy*: Candidates should be able to read and understand fundamental financial statements and understand the use of financial ratios and information in evaluating the financial performance of the Company.
- *Courage*: Candidates should possess the courage to express views openly, even in the face of opposition.

Although there is no formal policy on diversity of nominees, both the board of directors and the Nominating/Corporate Governance Committee believe that diversity of skills, perspectives and experiences as represented on the board as a whole, in addition to the primary factors, attributes or qualities discussed above, promotes improved monitoring and evaluation of management on behalf of the stockholders and produces more creative thinking and solutions. The Nominating/Corporate Governance Committee considers, but does not choose solely based on, the distinctive skills, perspectives and experiences that candidates diverse in gender, ethnic background, geographic origin and professional experience offer.

Director Nomination Process

The Nominating/Corporate Governance Committee of the board of directors developed a policy regarding director nominations. The policy describes the process by which candidates for possible inclusion in HealthSouth's slate of director nominees are selected.

Internal Process for Identifying Candidates

The Nominating/Corporate Governance Committee has two primary methods for identifying director nominees (other than those proposed by stockholders, as discussed below). First, on a periodic basis, the committee solicits ideas for possible candidates from members of the board of directors, senior level executives, and individuals personally known to the members of the board. Second, the committee may from time to time use its authority under its charter to retain, at HealthSouth's expense, one or more search firms to identify candidates (and to approve such firms' fees and other retention terms).

Proposals for Director Nominees by Stockholders

The Nominating/Corporate Governance Committee will consider written proposals from stockholders for director nominees. In considering candidates submitted by stockholders, the Nominating/Corporate Governance Committee will take into consideration the needs of the board of directors and the qualifications of the candidate. In accordance with our Bylaws, any such nominations must be received by the Nominating/Corporate Governance Committee, c/o the corporate secretary, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event the annual meeting is called for a date that is not within 30 days before or after such anniversary date, a nomination, in order to be timely, must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. The Nominating/Corporate Governance Committee received no nominee recommendations from stockholders for the 2010 annual meeting. Stockholder nominations for our 2011 annual meeting of stockholders must be received at our principal executive offices on or after January 6, 2011 and not later than February 5, 2011.

Stockholder nominations must include the information set forth in Section 3.4 of our Bylaws. This information must include, among other things, the following:

(1) the name, age, business address and residence address of each nominee;

(2) the principal occupation or employment of each nominee;

(3) the class or series and number of shares of our capital stock owned beneficially or of record by each nominee or his or her affiliates or associates and information regarding derivative and other forms of direct and indirect ownership in our securities;

(4) a statement that each nominee, if elected, intends to tender, promptly following election or re-election, an irrevocable resignation effective upon failure to receive the required vote for re-election at the next meeting in accordance with the Corporate Governance Guidelines;

(5) any other information relating to each nominee and the stockholder giving the notice that would be required to be disclosed in a proxy statement;

(6) the name and record address of the stockholder giving the notice;

(7) the class or series and number of shares of our capital stock owned beneficially or of record by the stockholder giving the notice;

(8) a description of all arrangements or understandings between the stockholder giving the notice and each nominee and any other person or persons (including their names) pursuant to which the nomination(s) are being made; and

(9) a representation that the stockholder giving the notice intends to appear in person or by proxy at the meeting to nominate the persons named in its notice.

Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected. A stockholder providing notice of a nomination must update and supplement the notice so that the information in the notice is true and correct as of the record date(s) for determining the stockholders entitled to receive notice of and to vote at the annual meeting. Any stockholder that intends to submit a nomination for the board of directors should read the entirety of the requirements in Section 3.4 of our Bylaws which can be found in the "Corporate Governance" section of our website at http://investor.healthsouth.com.

Effective as of October 30, 2009, our board of directors adopted a new Bylaw provision to provide for reimbursement of certain reasonable expenses incurred by a stockholder or a group of stockholders in connection with a proxy solicitation campaign for the election of one nominee to the board of directors. This reimbursement right is subject to certain conditions including the board of director's determination that reimbursement is consistent with its fiduciary duties. Following the annual meeting, we will reimburse certain expenses that a nominating stockholder, or group of nominating stockholders, has incurred in connection with nominating a candidate for election to our board of directors if certain conditions set out in Section 3.4(c) of our Bylaws are met. If those conditions are met and the proponent's nominee is elected, we will reimburse the actual costs of printing and mailing the proxy materials and the fees and expenses of one law firm for reviewing the proxy materials and one proxy solicitor for conducting the related proxy solicitation. If those conditions are met and the proponent's nominee is not elected but receives 40% or more of all votes cast, we will reimburse the proportion of those qualified expenses equal to the proportion of votes that the nominee received in favor of his election to the total votes cast. In all cases, reimbursement will only be made if the nominating stockholders are liable for such expenses regardless of the outcome of the election of directors or receipt of reimbursement from us and no party to which such amounts are payable is an affiliate or associate of any of the nominating stockholders. In no event may the amount paid to a nominating stockholder exceed the amount of corresponding expenses incurred by us in soliciting proxies in connection with the election of directors. Further, we will not reimburse expenses in the event that our board of directors determines that any such reimbursement is not in our best interests, would result in a breach of our board's fiduciary duties, would render us insolvent or cause us to breach a material obligation. For additional detail, please read Section 3.4(c) of our Bylaws which can be found in the "Corporate Governance" section of our website at http://investor.healthsouth.com.

Evaluation of Candidates

The Nominating/Corporate Governance Committee will consider all candidates identified through the processes described above, and will evaluate each of them, including incumbents, based on the same criteria. If, after the committee's initial evaluation, a candidate meets the criteria for membership, the chair of the Nominating/Corporate Governance Committee will interview the candidate and communicate the chair's evaluation to the other members of the committee, the chairman of the board and the chief executive officer. Later reviews will be conducted by other members of the committee and senior management. Ultimately, background and reference checks will be conducted and the committee will meet to finalize its list of recommended candidates for the board's consideration. The candidates recommended for the board's consideration will be those individuals that will create a board of directors that is, as a whole, strong in its collective knowledge of, and diverse in skills and experience with respect to, accounting and finance, management and leadership, vision and strategy, business operations, business judgment, crisis management, risk assessment, industry knowledge, corporate governance and global markets.

Director Independence

Review of Director Independence

On February 18, 2010, the board of directors undertook its review of the independence of the nominees as independent directors based on our Corporate Governance Guidelines. During its review, the board of directors assessed whether any transactions or relationships exist currently or during the past three years existed between any director or any member of his or her immediate family and HealthSouth and its subsidiaries, affiliates, or our independent registered public accounting firm. The board of directors also examined whether there were any transactions or relationships between any director or any member of his or her immediate family and members of the senior management of HealthSouth or their affiliates. In connection with this determination, on an annual basis, each director and executive officer is required to complete a Director and Officer Questionnaire which requires disclosure of any transactions with HealthSouth in which the director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest. The board of directors considered that in the ordinary course of business, transactions may occur between HealthSouth and its subsidiaries and companies at which some of our directors are or have been officers. In each case, the amount of transactions from these companies in each of the last three years did not approach the levels set forth in the Corporate Governance Guidelines or that would otherwise potentially indicate a lack of independence. The board of directors also considered charitable contributions to not-for-profit organizations of which our directors or immediate family members are executive officers, none of which approached the levels set forth in our Corporate Governance Guidelines or that would otherwise indicate a potential lack of independence.

Determination of Director Independence

Based on its review, the board of directors affirmatively determined that each of Edward A. Blechschmidt, John W. Chidsey, Donald L. Correll, Yvonne M. Curl, Charles M. Elson, Jon F. Hanson, Leo I. Higdon, Jr., John E. Maupin, Jr. and L. Edward Shaw, Jr. is an independent director in accordance with our Corporate Governance Guidelines. Mr. Grinney, who is our chief executive officer, was not deemed to be independent. Each of our directors other than Mr. Grinney also satisfies the definition of independence contained in Rule 303A.02 of the listing standards for the New York Stock Exchange. The board of directors also determined that:

- each member of the Audit Committee, the Compensation Committee, and the Nominating/Corporate Governance Committee was an independent director under our Corporate Governance Guidelines and otherwise meets the qualifications for membership on such committee imposed by the NYSE and other applicable laws and regulations;
- each member of the Audit Committee had accounting or related financial management expertise and was financially literate, and otherwise meets the audit committee membership requirements imposed by the NYSE, our Corporate Governance Guidelines, and other applicable laws and regulations; and that each of Mr. Blechschmidt, Mr. Chidsey and Mr. Correll qualify as an "audit committee financial expert" within the meaning of SEC regulations; and
- each member of the Compliance/Quality of Care Committee was an independent director under our Corporate Governance Guidelines.

In addition, there are no arrangements or understandings known to us between any of the directors nominated for election to the board of directors and any other person pursuant to which a director was or is to be elected as a director or nominee, other than any arrangements or understandings with directors or officers of HealthSouth acting solely in their capacities as such. None of our directors, nominees or executive officers is a party to any material proceedings adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

Standards of Director Independence

Under the listing standards adopted by the NYSE, a director will be considered "independent" and found to have no material relationship with the Company if during the prior three years:

- The director has not been an employee of the Company or any of its subsidiaries, and no immediate family member of the director has been an executive officer of the Company;

- Neither the director nor an immediate family member of the director has received more than $120,000 per year in direct compensation from the Company other than director and committee fees and pension or other forms of direct compensation for prior service (provided such compensation is not contingent in any way on future service);
- Neither the director nor an immediate family member of the director has been affiliated with or employed by a present or former internal or external auditor of the Company;
- Neither the director nor an immediate family member of the director has been employed as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee; and
- The director has not been an executive officer or employee, and no immediate family member of the director has been an executive officer, of a company that makes payments to or receives payments from the company for property or services in an amount which, in any single fiscal year, exceeded the greater of $1 million or 2% of such other company's consolidated gross revenues.

Committees of the Board of Directors

Committee Memberships and Meetings

Our board of directors has the following five standing committees, each of which is governed by a charter and reports its actions and recommendations to the board of directors: Audit Committee, Compensation Committee, Compliance/Quality of Care Committee, Finance Committee, and Nominating/Corporate Governance Committee. The following table shows the number of meetings and the membership of each board committee for the year ending December 31, 2009.

	Audit Committee	Compensation Committee	Compliance/ Quality of Care Committee	Finance Committee	Nominating/ Corporate Governance Committee
Number of Meetings in 2009:	6	6	4	9	4
Edward A. Blechschmidt	Chair				
John W. Chidsey	X				
Donald L. Correll	X			Chair	
Yvonne M. Curl		X	X		
Charles M. Elson					Chair
Jon F. Hanson				X	X
Leo I. Higdon, Jr.		Chair		X	
John E. Maupin, Jr.			Chair		X
L. Edward Shaw, Jr.		X	X		

Audit Committee

We have a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee's purpose, per the terms of its charter, is to assist the board of directors in fulfilling its responsibilities to the Company and its stockholders, particularly with respect to the oversight of the accounting, auditing, financial reporting, internal control, and compliance practices of the Company. The specific responsibilities of the Audit Committee are, among others, to:

- assist the board of directors in the oversight of the integrity of our financial statements and compliance with legal and regulatory requirements, the qualifications and independence of our independent auditor, and the performance of our internal audit function and our independent auditor;
- appoint, compensate, replace, retain, and oversee the work of our independent auditor;

- at least annually, review a report by our independent auditor regarding its internal quality control procedures, material issues raised by certain reviews, inquiries or investigations relating to independent audits within the last five years, and relationships between the independent auditor and the Company;
- discuss our quarterly financial statements and annual audited financial statements with management and our independent auditor, including management's assessment of and the independent auditor's opinion regarding the effectiveness of the Company's internal control over financial reporting, and make recommendations to the board of directors regarding the filing of such statements with the SEC;
- discuss earnings press releases with management and our independent auditor, make recommendations to the board of directors regarding the filing of such press releases, and discuss financial information and earnings guidance provided to analysts and rating agencies;
- discuss processes with respect to risk assessment and risk management;
- set clear hiring policies for employees or former employees of our independent auditor; and
- appoint and oversee the activities of our Inspector General who has the responsibility to identify violations of Company policy and law relating to accounting or public financial reporting, to review the Inspector General's periodic reports and to set compensation for the Inspector General and its staff.

In connection with its duties, the committee reviews and evaluates, at least annually, the performance of the committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and performs all acts reasonably necessary to fulfill its responsibilities and achieve its objectives. The Audit Committee concluded that, during 2009, it satisfied its duties and responsibilities under its charter.

Compensation Committee

The Compensation Committee's purpose and objectives are to oversee our compensation and employee benefit objectives, plans and policies and to review and recommend to the independent members of the board of directors the individual compensation of our executive officers in order to attract and retain high-quality personnel to better ensure our long-term success and the creation of long-term stockholder value. The specific responsibilities of the Compensation Committee are, among others, to:

- review and approve, with respect to the individual compensation of our executive officers, our compensation programs and policies, including our benefit plans, incentive compensation plans and equity-based plans, to amend, or recommend that the board of directors amend, such programs, policies, goals or objectives, and act as (or designate) an administrator for such plans as may be required;
- review and approve (or recommend to the board of directors) corporate goals and objectives relevant to the compensation of the chief executive officer and other executive officers and evaluate the performance of the chief executive officer and other executive officers in light of those goals and objectives;
- determine and approve, together with the other independent directors, the base compensation level and incentive compensation level for the chief executive officer;
- determine and approve the base compensation levels and incentive compensation levels for the other executive officers;
- review and discuss with management the Company's Compensation Discussion and Analysis, and recommend inclusion thereof in our annual report or proxy statement;
- review and approve (or recommend to the board of directors in the case of the chief executive officer) employment arrangements, severance arrangements and termination arrangements and change in control arrangements to be made with any executive officer of the Company; and

- review and recommend to the board of directors fees and retainers for non-employee members of the board and non-employee members and chairpersons of committees of the board.

In connection with its duties, the committee reviews and evaluates, at least annually, the performance of the committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives. As discussed in further detail under "Role of Compensation Consultant" beginning on page 24, the Compensation Committee engaged the independent compensation consultant, Frederic W. Cook & Co., Inc. ("Frederic W. Cook & Co."), to assist it in its review and evaluation of executive compensation levels.

Compliance/Quality of Care Committee

The Compliance/Quality of Care Committee's function is to assist our board of directors in fulfilling its fiduciary responsibilities relating to our regulatory compliance activities and to ensure we deliver quality care to our patients. The committee is primarily responsible for overseeing, monitoring, and evaluating HealthSouth's compliance with all of its regulatory obligations other than tax and securities law-related obligations and reviewing the quality of services provided to patients at our facilities. The primary objectives and responsibilities of the Compliance/Quality of Care Committee are to:

- ensure the establishment and maintenance of a regulatory compliance program and the development of a comprehensive quality of care program designed to measure and improve the quality of care and safety furnished to patients;

- appoint and oversee the activities of a chief compliance officer with responsibility for developing and implementing our regulatory compliance program, which is subject to our annual review, and approve, and perform, or have performed, an annual evaluation of the performance of the chief compliance officer and the compliance office;

- review and approve annually the quality program description and the performance of the chief medical officer and the quality of care program;

- monitor the Company's compliance with any corporate integrity agreement or similar undertaking, with the U.S. Department of Health and Human Services Office of Inspector General, or any other government agency;

- review periodic reports from the compliance officer, including an annual regulatory compliance report summarizing compliance-related activities undertaken by us during the year, and the results of all regulatory compliance audits conducted during the year; and

- review periodic reports from the chief medical officer regarding the Company's efforts to advance patient safety and the quality of our medical and rehabilitative care.

In connection with its duties, the committee reviews and evaluates, at least annually, the performance of the committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

Finance Committee

The purpose and objectives of the Finance Committee are to assist our board of directors in the oversight of the use and development of our financial resources, including our financial structure, investment policies and objectives, and other matters of a financial and investment nature. The specific responsibilities of the Finance Committee are to review, evaluate, and make recommendations to the board of directors regarding HealthSouth's:

- capital structure and proposed changes thereto, including significant new issuances, purchases, or redemptions of our securities;

- plans for allocation and disbursement of capital expenditures;

- credit rating, activities with credit rating agencies, and key financial ratios;

- long-term financial strategy and financial needs;
- unusual or significant commitments or contingent liabilities; and
- plans to manage insurance and asset risk.

In addition to its other responsibilities, the committee oversees our major activities with respect to mergers, acquisitions and divestitures. The committee also reviews and evaluates, at least annually, the performance of the committee and its members. In connection with its duties, the committee may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

Nominating/Corporate Governance Committee

The purposes and objectives of the Nominating/Corporate Governance Committee are to assist our board of directors in fulfilling its duties and responsibilities to us and our stockholders, and its specific responsibilities include, among others, to:

- assist the board of directors in determining the appropriate characteristics, skills and experience for the individual members of the board of directors and the board of directors as a whole and create a process to allow the committee to identify and evaluate individuals qualified to become board members;
- make recommendations to the board regarding the composition of each standing committee of the board, to monitor the functioning of the committees of the board and make recommendations for any changes, review annually committee assignments and the policy with respect to rotation of committee memberships and/or chairpersonships, and report any recommendations to the board;
- review the suitability for each board member's continued service as a director when his or her term expires, and recommend whether or not the director should be re-nominated;
- assist the board in considering whether a transaction between a board member and the Company presents an inappropriate conflict of interest and/or impairs the independence of any board member;
- recommend nominees for board membership to be submitted for stockholder vote at each annual meeting of stockholders, and to recommend to the board candidates to fill vacancies on the board and newly-created positions on the board; and
- develop and recommend to the board Corporate Governance Guidelines applicable to the Company that are consistent with applicable laws and listing standards and to periodically review those guidelines and to recommend to the board such changes as the committee deems necessary or advisable.

In connection with its duties, the committee reviews and evaluates, at least annually, the performance of the committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives. In connection with its duties, the committee may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

Compensation of Directors

In 2009, we provided the following annual compensation to directors who are not employees:

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	All Other Compensation ($)	Total ($)
Edward A. Blechschmidt	120,000	90,000	–	–	210,000
John W. Chidsey	95,000	90,000	–	–	185,000
Donald L. Correll	105,000	90,000	–	–	195,000
Yvonne M. Curl	95,000	90,000	–	–	185,000
Charles M. Elson	105,000	90,000	–	–	195,000
Jon F. Hanson	195,000	90,000	–	–	285,000
Leo I. Higdon, Jr.	110,000	90,000	–	–	200,000
John E. Maupin, Jr.	105,000	90,000	–	–	195,000
L. Edward Shaw, Jr.	95,000	90,000	–	–	185,000

(1) The amounts reflected in this column are the retainer fees earned for service as a director for 2009, regardless of when such fees are paid. Retainer fees for the first quarter of 2010 are paid in December of 2009. Messrs. Blechschmidt, Hanson, Shaw and Chidsey elected to defer 25%, 50%, 100%, and 100%, respectively, of their fees earned in 2009 under the Directors' Deferred Stock Investment Plan.

(2) Each non-employee director received an award of restricted stock units with a grant date fair value, computed in accordance with FASB ASC 718, *Compensation – Stock Compensation*, of $90,000 (11,465 units). These awards are fully vested in that they are not subject to forfeiture; however, no shares underlying a particular award will be issued until six months following the date the director ends his or her service on the board.

(3) The aggregate number of option awards outstanding at year end was as follows: Mr. Hanson (10,000). Other than Mr. Grinney, whose option awards are disclosed under the table entitled "Outstanding Equity Awards at December 31, 2009," no other directors had option awards outstanding at year end.

Our non-employee directors receive an annual cash retainer of $95,000. In addition to the cash retainer, the chairman of the board of directors and the chairperson of each committee receive additional compensation for his or her service as a chairperson. Currently, the chairman of the board receives an additional $100,000 per year to compensate for the enhanced responsibilities and time commitment associated with that position. The chairperson of the Audit Committee receives an additional $25,000 per year, the chairperson of the Compensation Committee receives an additional $15,000 per year, and the chairpersons of the Compliance/Quality of Care Committee, the Finance Committee, and the Nominating/Corporate Governance Committee each receive an additional $10,000 per year.

Our non-employee directors may elect to defer all or part of their cash retainer fees under our Directors' Deferred Stock Investment Plan. Elections are made prior to the beginning of the applicable year, and directors can only withdraw their participation effective at the beginning of the next year. Under the plan, amounts deferred by non-employee directors are promptly invested in our common stock by the plan trustee at the market price at the time of the payment of the fees. Any dividends paid on our common stock are deemed to be invested in our common stock. Fees deferred under the plan are held in a "rabbi trust" by the plan trustee, and accordingly, the plan is treated as unfunded for federal tax purposes. Accounts in the plan are distributed in the form of our common stock upon termination from board service for any reason. In all cases, distributions generally will commence at least six months after the event triggering the distribution. As of December 31, 2009, the account balances for those participating under the plan were: Mr. Hanson's 13,616 shares, Mr. Blechschmidt's 2,454 shares, Mr. Chidsey's 13,289 shares, and Mr. Shaw's 13,263 shares.

In addition, under our 2008 Equity Incentive Plan, each non-employee member of the board of directors received a grant of restricted stock units valued at approximately $90,000, which units were granted at the time annual equity awards were granted to our executives and which units will be settled in shares of our common stock six months following the date such director ceases serving on our board of directors. In the future, we expect similar grants to be made annually under the same plan, which is described under "Equity Compensation Plans" beginning on page 47.

In furtherance of the goal to align the interests of our management with those of our stockholders, our senior management recommended, and our board of directors adopted equity ownership guidelines for senior management and members of the board of directors in May 2008. Each non-employee director should own equity equal in value to a minimum of two times the base annual retainer. As of March 1, 2010, all of our non-employee directors have satisfied the guidelines.

Mr. Grinney, who is the only director that is also an employee, receives no additional compensation for serving on the board.

Indemnification and Exculpation

We indemnify our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation also includes provisions that eliminate the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

- for any breach of the director's duty of loyalty to us or our stockholders;
- for acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;
- under Section 174 of the Delaware law (regarding unlawful payment of dividends); or
- for any transaction from which the director derives an improper personal benefit.

We believe these provisions are necessary to attract and retain qualified people who will be free from undue concern about personal liability in connection with their service to us.

AUDIT COMMITTEE REPORT

The board of directors has the ultimate authority for effective corporate governance, including the role of oversight of the management of HealthSouth. The Audit Committee's purpose is to assist the board of directors in fulfilling its responsibilities to the Company and its stockholders by overseeing the accounting and financial reporting processes of HealthSouth, the qualifications and selection of the independent registered public accounting firm engaged by HealthSouth, and the performance of HealthSouth's Inspector General, internal auditors and independent registered public accounting firm. The Audit Committee members' functions are not intended to duplicate or to certify the activities of management or the Company's independent registered public accounting firm.

In its oversight role, the Audit Committee relies on the expertise, knowledge and assurances of management, the internal auditors, and the independent registered public accounting firm. Management has the primary responsibility for establishing and maintaining effective systems of internal and disclosure controls (including internal control over financial reporting), for preparing financial statements, and for the public reporting process. PricewaterhouseCoopers LLP, HealthSouth's independent registered public accounting firm, is responsible for performing an independent audit of HealthSouth's consolidated financial statements, for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles, and for expressing its own opinion on the effectiveness of the Company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. In this context, the Audit Committee:

- reviewed and discussed with management and PricewaterhouseCoopers LLP the fair and complete presentation of the Company's consolidated financial statements and related periodic reports filed with the SEC (including the audited consolidated financial statements for the year ended December 31, 2009, and PricewaterhouseCoopers LLP's audit of the Company's internal control over financial reporting);
- discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T; and

- received the written disclosures and the letter from PricewaterhouseCoopers LLP required by PCAOB Rule 3526 (Communication with Audit Committees Concerning Independence) and discussed with PricewaterhouseCoopers LLP its independence from HealthSouth and its management.

The Audit Committee also discussed with the Company's internal auditors and PricewaterhouseCoopers LLP the overall scope and plans for their respective audits; reviewed and discussed with management, the internal auditors, and PricewaterhouseCoopers LLP the significant accounting policies applied by the Company in its financial statements, as well as alternative treatments and risk assessment; and met periodically in executive sessions with each of management, the internal auditors, and PricewaterhouseCoopers LLP.

The Audit Committee was kept apprised of the progress of management's assessment of the Company's internal control over financial reporting and provided oversight to management during the process.

Based on the reviews and discussions described above, the Audit Committee recommended to the board of directors, and the board of directors approved, that the audited consolidated financial statements for the year ended December 31, 2009, and management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 for filing with the SEC. The Audit Committee has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2010.

Audit Committee
Edward A. Blechschmidt (Chairman)
John W. Chidsey
Donald L. Correll

COMPENSATION COMMITTEE MATTERS

Scope of Authority

The Compensation Committee acts on behalf of the board of directors to establish the compensation of executive officers of the Company and provides oversight of the Company's compensation philosophy for senior management. The committee also acts as the oversight committee with respect to the Company's equity compensation, bonus and other compensation plans covering executive officers and other senior management. In overseeing those plans, the committee may delegate authority for day-to-day administration and interpretation of the plans, including selection of participants, determination of award levels within plan parameters, and approval of award documents, to officers of the Company. However, the committee may not delegate any authority under those plans for matters affecting the compensation and benefits of the executive officers.

Role of Compensation Consultant

To assist the Compensation Committee in its review and determination of executive compensation levels, the Compensation Committee engaged Frederic W. Cook & Co. The relationship between Frederic W. Cook & Co. and HealthSouth relates entirely to executive compensation work performed at the request of the Compensation Committee. Any other use of the Compensation Committee's consultant requires the prior approval of the Compensation Committee. Frederic W. Cook & Co. provided services only to our Compensation Committee and did not provide assistance to HealthSouth in any other capacity. The Compensation Committee has the sole authority over the engagement, or the release of the engagement, of its compensation consultant. The Compensation Committee has instructed Frederic W. Cook & Co. to:

- assist in evaluating executive compensation programs and executive officers' compensation;
- advise the Compensation Committee on compensation trends and best practices;
- provide third party input on plan design, selection of performance measures for annual and long-term incentives and the reasonableness of individual compensation awards; and
- review the content of the Compensation Discussion and Analysis in this proxy statement.

Management has separately engaged Towers Watson & Co. as its compensation consultant. The scope of that engagement includes providing data and analysis on competitive executive and non-executive compensation practices and review of the Compensation Discussion and Analysis. Towers Watson data related to executive compensation practices may be provided to the Compensation Committee, subject to review by and input from Frederic W. Cook & Co.

Role of Executive Officers and Management

The chief executive officer and the chief human resources officer formulate recommendations on matters of compensation philosophy, plan design, and the specific compensation recommendations for executive officers (other than the chief executive officer). The chief executive officer gives the Compensation Committee a performance assessment and compensation recommendation for each of the other named executive officers. Those recommendations are then considered by the committee with the assistance of its compensation consultant. The chief executive officer and the chief human resources officer attend the Compensation Committee meetings but are not present for the independent sessions or for any discussion of their own compensation. The Compensation Committee, together with the other independent directors and without input from the chief executive officer, determines the chief executive officer's base compensation and incentive compensation.

Compensation Committee Interlocks and Insider Participation

None of the current members of our Compensation Committee is an officer or employee of HealthSouth. None of our current executive officers serves or has served as a member of the board of directors or compensation committee of any other Company that had one or more executive officers serving as a member of our board of directors or Compensation Committee.

Compensation Committee Report

The Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, and, based upon such review and discussions, the Compensation Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

Compensation Committee
Leo I. Higdon, Jr. (Chairman)
Yvonne M. Curl
L. Edward Shaw, Jr.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The Compensation Committee (for purposes of this section only, we refer to it as the "Committee"), which is comprised solely of independent directors, acts on behalf of the board of directors to establish and oversee implementation of our executive compensation philosophy. At HealthSouth, we provide annual and long-term compensation programs as well as the other benefit plans, to create a remuneration and incentive program to align the interests of our management with those of our stockholders. By generally targeting total direct compensation for our named executive officers between the 50th and 65th percentiles of the competitive market, we are able to attract, motivate and retain talented executives who will enhance long-term stockholder value.

The Committee structures our annual executive compensation program using company-wide and individual performance goals intended to improve the Company's performance and promote stockholder value and interests. The Committee structures our long-term incentive program, a significant component of each named executive officer's compensation, to do the same through grants of performance-based, "at risk" equity. On November 2, 2009, our board of directors took an additional step to protect stockholder interests by adopting a recoupment, or "claw-back," policy applicable to equity awards granted and bonus compensation paid. This new policy is discussed in detail below under "Compensation Recoupment Policy" on page 37.

Throughout this proxy statement, the individuals who served as our principal executive officer and principal financial officer during the fiscal year ended December 31, 2009, as well as the other individuals included in the Summary Compensation Table on page 40, are referred to as the "named executive officers" or "NEOs." Effective November 17, 2009, John Workman resigned as our chief financial officer and executive vice president. At that time, Edmund M. Fay, our treasurer, became our interim principal financial officer. Pursuant to the terms of our compensation plans, Mr. Workman is not entitled to receive any incentive award for 2009, and he forfeited any unvested equity awards previously granted. Accordingly, Mr. Workman is not included in the discussion of the incentive programs in this Compensation Discussion and Analysis section but is included as an NEO in the compensation tables that follow.

Determining Compensation

Overall Program Architecture

In determining appropriate compensation for our named executive officers, the Committee evaluates the executives' total direct compensation, or "TDC," which consists of: (1) base salary; (2) annual cash incentive; and (3) long-term equity incentive. As described below, in determining the aggregate value of each executive's TDC, the Committee assesses the Company's performance, the executive's level of responsibility, the executive's contributions to the Company, competitive practices in the industry, and certain other factors relating to equity awards, such as the amount of awards generally available for grant under Company plans, the potential dilution relating to such grants and changes in the value (that is, the retentive value) of prior equity grants. The Committee does not rely solely on formulas or a limited set of criteria when it sets the TDC for our executive officers. Rather, the Committee exercises its business judgment in applying quantitative and qualitative approaches, as described below in this Compensation Discussion and Analysis, to the facts and circumstances associated with each executive. In performing its duties, the Committee regularly seeks input and advice from its independent consultant, Frederic W. Cook & Co.

The Committee has authority to make decisions on base salary, annual cash incentives and long-term equity incentives for all of our NEOs except for the chief executive officer. For our chief executive officer, the Committee makes recommendations on those compensation elements to the independent directors of our board of directors, who then determine and approve the final terms of the chief executive officer's compensation. Both the Committee and the board of directors review and discuss the chief executive officer's compensation package during independent sessions. In determining the compensation for our chief executive officer, the Committee and the independent directors of the board of directors assess our financial and operating performance for which the chief executive officer is ultimately responsible, as well as the chief executive officer's achievement of certain individual objectives set forth by the board, as described under "Individual Objectives" beginning on page 30.

At the end of the year, our chief executive officer provides the Committee performance evaluations for all executive vice presidents and certain senior vice presidents. Based on those evaluations and competitive compensation practices, he makes recommendations to the Committee concerning their total direct compensation. The Committee considers the chief executive officer's recommendations based on each senior executive's individual responsibilities, performance and overall contribution to the Company's results. For further discussion of the involvement of management in the compensation process, see the discussion under "Role of Executive Officers and Management" on page 25. The Committee, pursuant to its charter, establishes base salaries and annual cash incentives for each senior executive other than the chief executive officer. For all of these senior executives, the Committee recommends long-term equity incentive awards to the board of directors for final approval.

Assessment of Competitive Compensation Practices

To assess our named executive officers' total direct compensation, the Committee reviews data from compensation surveys, including those produced by the current management consultant, Towers Watson, and from publicly available compensation disclosures. This data is then reviewed by the Committee's independent consultant, Frederic W. Cook & Co. Towers Watson does not directly advise the Compensation Committee on executive compensation matters. The Towers Watson survey group consists of companies in healthcare and certain other industries. Using commonly accepted statistical techniques, Towers Watson adjusts the compensation data from the companies in the survey group with annual revenues significantly different from ours in order to better correlate the survey data with ours. Using proprietary information, Towers Watson also adjusts position-specific survey data to better match the actual responsibilities we assign to the position most comparable to the industry standard position. For confidentiality reasons, Towers Watson does not disclose the companies that are included in this survey. Our survey group will be adjusted each year based on our most recent annual revenues at the time of the survey in order to obtain accurate market comparisons. We believe the Towers Watson survey group is appropriate because it provides a significant sample size, includes data for management positions below senior executives, and includes companies from other industries from which we might potentially recruit certain executive positions.

These sources provide data on levels of base salary, annual cash incentives and long-term equity incentives. The surveys are supplemented by publicly available information and input from Frederic W. Cook & Co. on other matters such as recent market trends and other compensation practices, including the prevalence of types of compensation plans and the proportions of the components of the TDC package. See "Role of Compensation Consultant" beginning on page 24 regarding our use of compensation consultants.

Generally, the Committee targets TDC for our named executive officers between the 50th and 65th percentiles of the competitive market that is derived from survey group data provided by Towers Watson. Pursuant to the terms of his employment agreement executed in 2007, Mr. Grinney's TDC is targeted at 65th percentile of the competitive market. For further discussion of his employment agreement, see "Letter of Understanding with Jay Grinney" beginning on page 43. The Committee believes this is the appropriate competitive range to attract and retain the kind of executive talent necessary to successfully achieve our strategic objectives. Executives may achieve higher levels of compensation for exceptional performance. For purposes of competitive analysis of our chief executive officer compensation, we use a smaller group of healthcare provider peers where that position is more likely to entail the unique skill set needed to lead a company like ours. Frederic W. Cook & Co., at the direction of the Committee and with input from management, assembles that peer group (the "Healthcare Provider Peer Group").[1] The Committee believes the companies in this peer group are appropriate for comparison to the Company in terms of industry segment, revenue size and market capitalization. The Committee also reviews TDC data from the Healthcare Provider Peer Group to supplement the assessment, based on the survey group data provided by Towers Watson, of our other NEOs' compensation. The 2009 target TDC for each of our NEOs, other than Mr. Grinney, fell below the 65th percentile of the Towers Watson survey group's 2008 TDC data. Despite Mr. Grinney's target TDC again remaining unchanged for 2009; his target TDC approached the 75th percentile of the Healthcare Provider Peer Group's 2008 data. We believe this is the result of changes in the comparison peer group since the execution of his employment agreement in 2007. The Committee will continue to review updated comparison data to evaluate our targeted compensation range in the competitive market.

2009 Compensation Assessment

In the annual assessment of our compensation program, both the Committee and our board of directors recognized the successful performance of the Company in 2009 despite the continued volatility in the credit and equity markets, particularly in the first half of the year. In 2009, the Company met or exceeded all of the performance expectations established by the board of directors as well as the guidance provided to the stockholders at the beginning of the year. The Committee also reviewed summaries of potential benefits under our change of control and severance plans as well as tally sheets that provided 2009 data for TDC, health and insurance benefit costs, accumulated realized and unrealized stock values. Based on this assessment and in consultation with the Committee's independent consultant, the Committee and our board of directors determined that our 2009 executive compensation was reasonable and consistent with HealthSouth's compensation philosophy and objectives and that

[1] This peer group consists of the following companies: Amedisys, Inc., Chemed Corporation, Community Health Systems, Inc., Gentiva Health Services, Inc., Health Management Association, Inc., Kindred Healthcare, Inc., LifePoint Hospitals, Inc., Lincare Holdings Inc., Odyssey HealthCare, Inc., Psychiatric Solutions, Inc., Skilled Healthcare Group, Inc., Sun Healthcare Group, Inc., Tenet Healthcare Corporation, and Universal Healthcare Services, Inc.

each named executive officer's total compensation is reasonable and consistent with his or her individual performance.

Elements of Executive Compensation

The elements of our executive compensation program include:

- base salary;
- annual cash incentives; and
- long-term equity incentives.

Additionally, in 2009, our named executive officers were eligible for the same benefits offered to other employees, including medical and dental coverage. NEOs are also eligible to participate in our qualified 401(k) plan, subject to the limits on contributions imposed by the Internal Revenue Service. In order to allow deferrals above the amounts provided by the IRS, executives and certain other officers are eligible to participate in a non-qualified deferred 401(k) plan that mirrors the current qualified 401(k) plan. In addition to the standard benefits offered to all employees, we provide Mr. Grinney with additional long-term disability coverage pursuant to the terms of his employment agreement. Other than the plans referenced here, we did not provide our executives with compensation in the form of a pension plan, non-qualified deferred compensation plan or a retirement plan.

In general, we aim to maintain a balance between cash and equity compensation, with a significant portion of cash compensation being performance-based. As an executive's responsibility increases, his or her total compensation mix will generally include a greater percentage of equity, or "at risk," compensation. The pie charts below illustrate the compensation mixes based on amounts earned or granted in 2009 (excluding "Other Compensation" as disclosed in the Summary Compensation Table on page 40) for our NEOs who are eligible for 2009 incentive compensation.

President and Chief Executive Officer


Long-Term Incentive 53%
Base Salary 17%
Annual Incentive 30%

Executive Vice Presidents


Long-Term Incentive 38%
Base Salary 28%
Annual Incentive 34%

Other NEOs


Long-Term Incentive 27%
Base Salary 39%
Annual Incentive 33%

Base Salary

We provide executives and other employees with base salary to compensate them for services rendered during the fiscal year. A number of factors are considered in determining executive base salaries, including the demands of the position, the executive's scope of responsibilities, an assessment of the executive's performance, the executive's experience, internal equity and a competitive market assessment. Generally, our named executive officers' base salaries are between the 50th and 60th percentiles of similar positions at the companies in the Towers Watson survey group. Messrs. Grinney, Whittington, Tarr and Workman were, however, at or above the 75th percentile of the much smaller group of companies in the Healthcare Provider Peer Group. Their base salaries, in the opinion of the Committee, were appropriate given consideration of the factors described above, in particular the demands of those positions with us compared to the companies in the Healthcare Provider Peer Group, including the efforts to restructure the Company and resolve legacy issues from the prior management team. Base salaries are reviewed once per year and may be adjusted at the February meeting of our board of directors after considering the above factors.

At the recommendation, and with the agreement, of our executive officers, neither the chief executive officer nor our executive vice presidents received a base salary increase in 2009. The other NEOs received base salary merit increases of 3% in 2009.

Annual Cash Incentives

The 2009 Senior Management Bonus Plan, approved by our board of directors to incentivize and reward our named executive officers and others for annual performance, measures performance against three sets of pre-determined objectives: (1) corporate quantitative objectives; (2) individual objectives; and (3) qualitative objectives. As noted below in the "Relative Weightings for Objectives" section, the Committee places significant emphasis on the achievement of the pre-determined quantitative objectives. The 2009 corporate quantitative objectives, like those in 2008, focused specifically on normalized earnings per share[2] and free cash flow.[3] Normalized earnings per share and free cash flow are annual, internal metrics that the Committee believes are important in measuring progress toward our strategic objectives and furthering long-term value for our stockholders.

Target Cash Incentive Amount

Under the Senior Management Bonus Plan, the Committee first approves a target cash incentive opportunity for each named executive officer, based upon a specific percentage of his or her base salary, as listed in the "Target Cash Incentive as a % of Salary" column in the table below. These target cash incentive opportunities for our NEOs did not exceed the median incentive level for similar positions in the Healthcare Provider Peer Group. Mr. Fay, who did not become an NEO until November 2009, was not part of the competitive analysis conducted in 2009.

Relative Weightings for Objectives

The Committee then assigns relative weightings (as a percentage of total cash incentive opportunity) to the corporate quantitative and individual objectives. The relative weightings of the corporate quantitative objectives and individual objectives described below take into account the executive's position, with the targets for executives with strategic responsibilities consisting of a higher corporate quantitative objectives weighting. The table below summarizes the target cash incentive and relative weightings of quantitative and individual objectives for each NEO under the Senior Management Bonus Plan.

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[2] For Senior Management Bonus Plan purposes, normalized earnings per share is calculated on a weighted-average diluted shares outstanding basis by adjusting net income attributable to HealthSouth for certain non-recurring or unusual items. In 2009, those items included: income from discontinued operations; mark-to-market adjustments on our interest rate swaps that are not designated as hedges and our securities litigation settlement liability; gains resulting from the settlement of certain derivative class action litigation; cash payments related to our interest rate swaps; and an adjustment to normalize income tax expense. The diluted share count is calculated on the same basis as the diluted shares outstanding in our 2009 Form 10-K and includes shares related to the potential conversion of the Company's convertible perpetual preferred stock, unvested restricted stock, restricted stock units, and stock options. The calculation of normalized earnings per share differs from that of adjusted earnings per share used in our earnings releases and publicly available financial guidance. We believe that the calculation for compensation purposes more accurately represents those matters within the control of management compared to the calculation used in communications with the market.

[3] For Senior Management Bonus Plan purposes, free cash flow is calculated by subtracting cash interest expense, cash payments related to our interest rate swaps, and capital expenditures from Adjusted Consolidated EBITDA and then adding or subtracting the change in net working capital, as appropriate. For an explanation and reconciliation of Adjusted Consolidated EBITDA, see the discussion under the heading "Liquidity and Capital Resources—Adjusted Consolidated EBITDA" in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* of our 2009 Form 10-K. For 2009, the calculation of free cash flow for compensation purposes differs from that of adjusted free cash flow used in many of our publicly available investor presentations. We believe that the calculation for compensation purposes more accurately represents those matters within the control of management compared to the calculation used in communications with the market.

Named Executive Officer	Target Cash Incentive Opportunity as a % of Salary	Relative Weighting as a % of Target Corporate Quantitative Objectives	Individual Objectives
Jay Grinney	100%	80%	20%
John P. Whittington	60%	80%	20%
Mark J. Tarr	60%	80%	20%
Edmund M. Fay	50%	70%	30%
Dexanne B. Clohan, M.D.	50%	70%	30%

Corporate Quantitative Objectives

The Committee then establishes quantitative objectives for the Company. The 2009 Senior Management Bonus Plan's quantitative objectives, relative weightings, and completion status as of December 31, 2009 are summarized in the table below.

Corporate Quantitative Goal	Relative Weighting within Corporate Quantitative Bonus	Completion Status
1. Meet or exceed normalized earnings per share target of $0.68.	50%	1. Actual result was $0.91 per share.
2. Meet or exceed free cash flow target of $92.7 million.	50%	2. Actual result was $135.1 million.

Individual Objectives

For each named executive officer, with the exception of Mr. Grinney, we also specify two to four individual, measurable objectives, weighted according to importance. The independent members of the board of directors establish Mr. Grinney's individual objectives. Mr. Grinney establishes the individual objectives for the other NEOs, subject to review by the Committee. The individual objectives reflect both objectives specific to each NEO's position and also corporate objectives. A formal assessment of each NEO's performance against his or her individual objectives is made and approved by the Committee.

The following table describes each of Mr. Grinney's individual objectives and completion status for 2009.

Strategic Objectives	Completion Status
1. Develop an M&A plan that will permit expansion into complementary, post-acute services in the 2010 - 2011 timeframe.	1. Achieved. Finance Committee and board of directors reviewed plan submitted.
2. Complete development transactions and bed expansion projects in accordance with the 2009 Budget.	2. Partially achieved. All bed expansion projects were completed. The associated aggregate expenses were below budget, but one project did exceed budgeted expenses. All development projects were completed in 2009; however, given the timing of the completions, budgeted EBITDA and net revenue amounts from those projects were not achieved by year end.
3. Ensure the Company is an active participant in any national healthcare reform efforts.	3. Achieved. Served on AHA President's Forum and Payment Reform Task Force and undertaken leadership role in the Company's advocacy efforts on Medicare payment bundling initiatives.

Financial/Operational Objectives	Completion Status
1. Meet or exceed budgeted net revenues, Adjusted Consolidated EBITDA and normalized earnings per share.[4]	1. Achieved. Adjusted Consolidated EBITDA and normalized earnings per share exceeded budgeted amounts, and net revenues were over 99% of the budgeted level.
2. Meet or exceed budgeted debt reduction target.	2. Achieved. Debt reduction exceeded budgeted amounts.

[4] See footnotes 2 and 3 above for descriptions of non-GAAP measures used in this objective.

Information Technology Objective	Completion Status
1. Update electronic clinical information system feasibility and complete plan for pilot at one hospital.	1. Achieved. Contracted with third party and execution of pilot is in process.

Human Capital Objectives	Completion Status
1. Assess and, if appropriate, reorganize the senior management team structure.	1. Achieved. Assessment of management structure completed in October with appropriate changes effective January 1, 2010.
2. Maintain our better than average therapist turnover while improving our registered nurse turnover rate by approximately 22%.	2. Achieved. Therapist turnover decreased by approximately 26.2% and registered nurse turnover decreased by approximately 33.1%.
3. Establish a diversity strategy for inclusive vendor selection and engagement of community partner organizations.	3. Achieved. Established a 3-year diversity strategic plan in vendor selection process, strategy and action plan and community partner engagement strategy and action plan.

The individual objectives for each other named executive officer were consistent with, and supportive of, the corporate quantitative and qualitative objectives described in this "Annual Cash Incentives" section and publicly disclosed financial guidance but specifically tailored to the functional responsibilities of that NEO. Accordingly, the ability of each NEO to achieve his or her individual objectives and the targeted results closely mirrored our ability to achieve the corporate quantitative and qualitative objectives, targeted results and publicly disclosed financial guidance. Mr. Grinney attempted to set the individual objectives and target performance levels such that, if an NEO's performance in each of his or her personal objectives met or exceeded the range of reasonable expectations, no less than 75% of the full award for his or her individual objectives would be earned. Each year, the Committee reviews and comments on the appropriateness of the individual objectives, their relative weighting and their likelihood of achievement.

Assessing Achievement of Corporate Quantitative and Individual Objectives

After the close of the year, the Committee assesses performance against the corporate quantitative and individual objectives for each named executive officer to determine a weighted average result, or the percentage of each NEO's target incentive that has been achieved, for each of those objectives. To reward exceptional performance, the Committee created an opportunity for the NEOs to receive a "maximum payout level" in the event actual results meet or exceed a predetermined maximum objective for normalized earnings per share and free cash flow. Our maximum payout opportunity is consistent with the maximum payout opportunity that is prevalent in the industry based on research conducted by the Committee's independent consultant. Conversely, if results attained are less than threshold for a component of the corporate quantitative objectives, then no payout for that component of corporate quantitative objectives occurs.

Outlined in the table below are the payout levels and corresponding payout multipliers for the corporate quantitative objectives in 2009.

Incentive Payout Level	Normalized EPS Results	Free Cash Flow Results	2009 Payout Multiple (% of Target Cash Incentive)
Maximum	≥$0.85	≥ $115.9 million	200%
Target	$0.68	$92.7 million	100%
Threshold	$0.51	$69.5 million	50%
Not eligible	<$0.51	< $69.5 million	0%

It is important to note the following:

- The performance measures can be achieved independent of each other.
- As results increase above the threshold, a corresponding percentage of the target cash incentive will be awarded. In other words, levels listed are on a continuum, and straight-line interpolation is used to determine the payout multiple between two payout levels set forth in the table above.
- For 2009, both normalized earnings per share of $0.91 and free cash flow of $135.1 million exceeded the maximum level for those objectives, so the related payout multiples were 200%.

- For reference, the respective achievement levels for 2008 were: normalized earnings per share of $0.49, which exceeded the maximum level, and free cash flow of $56.5 million, which was $0.9 below the target level.

The same analysis is used for payout of corporate quantitative objectives for all NEOs. Based on the equal weighting of the two quantitative objectives and each executive's total incentive opportunity, the table below sets out the bonus payment determinations for each NEO relating to corporate quantitative objectives.

2009 Senior Management Bonus Plan
Payouts for Quantitative Objectives

Named Executive Officer	2009 Target Bonus for EPS Objective (50% of total) ($)	Actual EPS Payout Level	Bonus Payment Based on EPS Results ($)	2009 Target Bonus for FCF Objective (50% of total) ($)	Actual FCF Payout Level	Bonus Payment Based on FCF Results ($)	Total Payout for Quantitative Objectives ($)
Jay Grinney	400,000	200%	800,000	400,000	200%	800,000	1,600,000
John P. Whittington	126,480	200%	252,960	126,480	200%	252,960	505,920
Mark J. Tarr	103,036	200%	206,072	103,036	200%	206,072	412,144
Edmund M. Fay	45,063	200%	90,126	45,063	200%	90,126	180,252
Dexanne B. Clohan, M.D.	56,060	200%	112,120	56,060	200%	112,120	224,240

The cash incentive attributable to individual objectives is determined by multiplying the relative weighting of each NEO's individual objectives as a percentage of the applicable target cash incentive by the target cash incentive amount by the percentage of the individual objectives achieved by that NEO. For example, Mr. Grinney's achievement of his individual objectives accounts for 20% of his total target cash incentive ($1,000,000), which would equal $200,000. The Committee and the independent members of the board of directors determined that Mr. Grinney achieved 95% of his individual objectives in 2009, so the related payout was $190,000. For 2009, the Committee concurred with Mr. Grinney as follows: Mr. Whittington achieved 98% of his individual objectives based on an assessment of his overall performance; Mr. Tarr achieved 100% of his individual objectives based on an assessment of his overall performance; Mr. Fay achieved 97% of his individual objectives based on an assessment of his overall performance; Dr. Clohan achieved 100% of her individual objectives based on an assessment of her overall performance. For reference, the respective achievement levels for 2008 were: Mr. Grinney 90%; Mr. Whittington 95%; Mr. Tarr 95%; Mr. Fay 93%; Dr. Clohan 96%.

Qualitative Objectives

The Committee and the board of directors believe that quantitative objectives and results alone do not always provide a complete picture of overall performance. Therefore, once the payout level for quantitative objectives and individual objectives is determined, the Committee then may use achievement of certain qualitative objectives to increase or decrease overall annual incentive payouts as the Committee deems appropriate in its discretion.

Our qualitative objectives for 2009 and their completion status as of December 31, 2009 are summarized in the table below. The Committee made no discretionary adjustments to the 2009 cash incentive payments despite achievement of substantially all of the qualitative objectives. For reference, no discretionary adjustments were made for 2008.

2009 Qualitative Objectives	Completion Status
1. Resolve E&Y arbitration and apply proceeds to debt reduction.	1. Not achieved. Selection of arbitration panel by the AAA took longer than expected. Panel has been seated and the arbitration process has begun.
2. Implement next phase of the Sales and Marketing TeamWorks module in all hospitals.	2. Achieved. Implemented next phase of Sales and Marketing TeamWorks.
3. Successfully complete all non-CON and Approved CON budgeted bed expansion projects on time and on budget.	3. Partially achieved. All bed expansion projects were completed. The associated aggregate expenditures were below budget, but one project did exceed budgeted expenditures.
4. Complete budgeted development projects.	4. Not achieved. All development projects were completed in 2009; however, given the timing of the completions, budgeted EBITDA and net revenue amounts from those projects were not achieved for the year.
5. Install time clocks in all hospitals and pilot the patient scheduling system.	5. Achieved. Installed new time clocks in all hospitals and patient scheduling system at two pilot sites.
6. Complete electronic clinical information system pilot plan for one hospital.	6. Achieved. Contracted with third party and execution of pilot is in process.
7. Maintain our better than average therapist turnover while improving our registered nurse turnover rate by approximately 22%.	7. Achieved. Therapist turnover decreased by approximately 26.2% and registered nurse turnover decreased by approximately 33.1%.
8. Establish a diversity strategy for inclusive vendor selection process by July 1.	8. Achieved. Established a 3-year diversity strategic plan in vendor selection process, strategy and action plan.
9. Establish a diversity strategy for engagement of community partner organizations by October 1.	9. Achieved. Established a 3-year diversity strategic plan in community partner engagement strategy and action plan.
10. Fully implement labor productivity module of TeamWorks.	10. Achieved. Implemented labor productivity module of TeamWorks.
11. Ensure no material weaknesses in internal controls in 2009.	11. Achieved. No material weaknesses identified.
12. Ensure compliance–related risks are identified and addressed.	12. Achieved. Identified and addressed all compliance–related enterprise risk management risks.

Total Cash Incentive Payments for 2009 Performance

The Committee believes the degree of achievement of the quantitative, individual and qualitative objectives described above strengthened our position in our industry and promoted the long-term interests of our stockholders, and thus warranted the cash incentive payments listed below. The Committee also considered that we significantly exceeded all of the original financial guidance for 2009 provided to the stockholders and we were successful in our strategic objectives set out at the beginning of the year. The Committee, and the independent members of the board of directors with respect to Mr. Grinney, made the incentive determinations at the February 2010 meetings in order to be in a position to evaluate fully our final results for 2009. These amounts were paid in February 2010 and are listed below and in the Summary Compensation Table on page 40.

2009 Senior Management Bonus Plan Payouts

Named Executive Officer	Title	Corporate Quantitative Objective Portion ($)	Individual Objective Portion ($)	Qualitative Objective Adjustment ($)	Total Payout ($)
Jay Grinney	President and Chief Executive Officer	1,600,000	190,000	-	1,790,000
John P. Whittington	Executive Vice President, General Counsel and Secretary	505,920	61,659	-	567,579
Mark J. Tarr	Executive Vice President, Operations	412,144	51,519	-	463,663
Edmund M. Fay	Treasurer and Senior Vice President (acting principal financial officer)	180,252	37,336	-	217,588
Dexanne B. Clohan, M.D.	Chief Medical Officer and Senior Vice President	224,240	48,049	-	272,289

Long-term Equity Incentives

To further align management's interests with those of stockholders, the Committee has structured a significant component of each named executive officer's total direct compensation in the form of long-term equity awards. The Committee believes that such grants help retain executives and promote strategic and operational decisions based on considerations that align the long-term interests of management and the stockholders.

Our Equity Incentive Plan provides participants at all officer levels with the opportunity to earn performance-based restricted stock and, for the chief executive officer and the executive vice presidents, stock options, thereby aligning all levels of management with stockholders and placing a significant portion of their total direct compensation "at risk." Beginning in 2009, all restricted stock for our NEOs is performance-based. During the two-year performance measurement period, these restricted stock grants are deemed to be performance share units, or "PSUs." The recipients of PSU awards will not have voting rights or rights to receive dividends unless and until restricted stock is earned after measurement period as described below. We believe PSUs are the appropriate primary form of equity incentive because they can be tailored to promote specific performance objectives and they lessen the impact on participants of changes in our stock price not directly related to our performance. However, we believe that stock options, to a lesser degree, remain an appropriate means to align the interests of our most senior executives directly with our stockholders' interests, regardless of what factors might affect our stock price in the future.

The table below sets out the 2009 equity award opportunity assuming target performance levels (as a percentage of base compensation for each position) and the form of that equity compensation for each of our current NEOs.

Target Equity Award Opportunity and Equity Compensation Mix (by value)

Named Executive Officer	Total Target Equity Award Opportunity	Options as a % of the Award	PSUs as a % of the Award
Jay Grinney	$ 4,000,000	33%	67%
John P. Whittington	$ 718,682	33%	67%
Mark J. Tarr	$ 718,682	33%	67%
Edmund M. Fay	$ 266,500	-	100%
Dexanne B. Clohan, M.D.	$ 253,708	-	100%

Performance Share Unit Awards and Restricted Stock

Prior to 2008, we granted restricted stock awards with three-year vesting schedules subject only to continued employment. In 2008, the Committee determined that, for named executive officers, performance-based vesting conditions for restricted stock awards are appropriate because such awards further align executives' goals with the interests of stockholders and help ensure that compensation reflects performance. Under the 2008 Equity Incentive Plan, NEOs may be granted PSUs, which entitle the grantee to receive a pre-determined range of restricted shares upon achievement of specified performance objectives. The number of restricted shares earned is determined at the end of a two-year performance period based on the level of achievement of normalized earnings per share[5] and total stockholder return[6] objectives. The Committee chose these metrics as objectives because they are directly aligned with our stockholders' interests. Our maximum award opportunity is consistent with the maximum payout

[5] For purposes of the 2008 Equity Incentive Plan, normalized earnings per share is calculated on a weighted-average diluted shares outstanding basis by adjusting net income attributable to HealthSouth for certain non-recurring or unusual items. In 2009, those items included: income from discontinued operations; mark-to-market adjustments on our interest rate swaps that are not designated as hedges and our securities litigation settlement liability; gains resulting from the settlement of certain derivative class action litigation; cash payments related to our interest rate swaps; and an adjustment to normalize income tax expense. The diluted share count is calculated on the same basis as the diluted shares outstanding in our 2009 Form 10-K and includes shares related to the potential conversion of the Company's convertible perpetual preferred stock, unvested restricted stock, restricted stock units, and stock options. The calculation of normalized earnings per share differs from that of adjusted earnings per share used in our earnings releases and publicly available financial guidance. We believe that the calculation for compensation purposes more accurately represents those matters within the control of management compared to the calculation used in communications with the market.

[6] For purposes of the 2008 Equity Incentive Plan, total stockholder return is calculated by dividing the sum of the change in share price over the two-year period and the per share amount of dividends paid, if any, by the beginning share price for the measurement period. In each case, the share price used is the average for the 20-day period preceding the measurement date. For grants made in 2008 that have performance evaluation at the end of 2009, the total stockholder return of our ad hoc peer group of healthcare services companies (as described in "Determining Compensation -- Assessment of Competitive Compensation Practices" and footnote 1 on page 27) was the benchmark. Beginning with grants made in 2009, the Committee will use the S&P HCSI Index as the benchmark for making total stockholder return performance comparisons under our performance-based restricted stock program.

opportunity that is prevalent in the industry based on research conducted by Frederic W. Cook & Co. Conversely, if results attained are less than threshold for one of the metrics, then no payout for that metric occurs. These objectives are weighted equally, each accounting for 50% of the total equity award potential. If restricted shares are earned at the end of the two-year performance period, the participant must remain employed until the end of the following year at which time the shares fully vest.

The total stockholder return objective is a relative measure of our performance compared to a healthcare industry benchmark. In 2009, the Committee began using the S&P Health Care Services Select Industry Index, or "S&P HCSI Index," as the benchmark for making total stockholder return performance comparisons. The Committee believes the use of the S&P HCSI Index provides a more consistent and reliable data sample and eliminates the administrative difficulty of calculating total stockholder return for the ad hoc group of individual peer companies previously used as a benchmark. The Committee believes that the companies comprising the S&P HCSI Index[7] represent a more comprehensive list of healthcare providers that is a better standard against which performance can be measured.

Outlined in the table below are the performance objectives, achievement levels, and corresponding payout multipliers for PSU awards in 2009.

Restricted Stock Achievement Level	Actual 2-Year EPS Performance	Actual 2-Year TSR Performance v. S&P HCSI Index	Payout Multiple (% of Target)
Maximum	$2.22 or greater	75th percentile or greater	200%
Target	$1.78	50th percentile	100%
Threshold	$1.33	30th percentile	50%
Not eligible	Less than $1.33	Less than 30thpercentile	0%

It is important to note the following:

- The performance measures can be achieved independently of each other.
- If results attained are less than threshold for one performance measure ($1.33 for normalized earnings per share or the 30th percentile of the S&P HCSI Index for total stockholder return), then no restricted shares are earned for that performance measure in that performance period.
- As results increase above the threshold, a corresponding percentage of target equity value will be awarded. In other words, levels listed are on a continuum, and straight-line interpolation is used to determine the payout multiple between two payout levels set forth in the table above. For example, if, at the end of the two-year performance period on December 31, 2010, the total stockholder return result is in the 60th percentile of the S&P HCSI Index, then the Company has exceeded the target level (the 50th percentile) by ten percentiles and that difference is 40% of spread between the maximum level and the target level (75th percentile – 50th percentile). On a percentage basis, 40% of the difference between the maximum and target payment multiples (200%-100%) is 40%, so the corresponding payout multiple for total stockholder return is 140%.

[7] As of December 31, 2009, the S&P HCSI Index, which is subject to change in the future, includes HealthSouth, Aetna Inc., Amedisys Inc., Amerisourcebergen Corp., Amsurg Corp., Brookdale Senior Living Inc., Cardinal Health Inc., Catalyst Health Solutions Inc., Chemed Corp., Cigna Corp., Community Health Systems Inc., Coventry Health Care Inc., Davita Inc., Emeritus Corp., Express Scripts Inc., Gentiva Health Services Inc., Health Management Associates Inc., Healthways Inc., Henry Schein Inc., Humana Inc., Inventiv Health Inc., Kindred Healthcare Inc., Laboratory Corp. of America Holdings, Lifepoint Hospitals Inc., Lincare Holdings Inc., McKesson Corporation, Medco Health Solutions Inc., Mednax Inc., Omnicare Inc., Patterson Companies Inc., Psychiatric Solutions Inc., Quest Diagnostics Inc., Sunrise Senior Living Inc., Tenet Healthcare Corp., Unitedhealth Group Inc., Universal Health Services Inc., VCA Antech Inc., and Wellpoint Inc.

Option Awards

Each stock option permits the holder, generally for a period of ten years, to purchase one share of our common stock at the exercise price, which is the closing market price on the date of issuance. Options generally vest ratably in equal annual increments over three years from the grant date. In 2009, the number of options granted equaled 33% of the total target equity award opportunity for the related NEO divided by the individual option value determined using the Black-Scholes valuation model at the time of grant.

Long-term Incentive Awards in 2009

The Grants of Plan-Based Awards During 2009 table on page 42 sets forth the equity awards made in 2009 along with their estimated fair value on the grant date. The equity awards granted in 2009 will be expensed over a three-year period in accordance with applicable accounting rules.

Equity Grant Timing

The Committee approved the 2009 equity grants at its February meeting. Our practice is to have the independent directors on our board of directors approve equity grants at the February board meeting, based on recommendations of the Committee. The number of shares of common stock underlying the PSU and stock option grants was determined using the average closing price for our common stock over the 20-day trading period preceding February 1, 2009. The stock option grants were not priced and issued until February 27, 2009, three business days after the filing of our Annual Report on Form 10-K for the year ended December 31, 2008. Subsequently, the Committee learned that an outdated Black-Scholes value was used to determine the number of stock options granted. The Committee and the other independent directors on the board approved a supplemental grant on September 2, 2009 for the sole purpose of correcting the prior error in the calculation of the original grant. The Committee recommended, and the independent directors approved, the 2010 equity grants on February 18, 2010, and the stock option grants were priced using the closing price for our common stock on February 26, 2010 and issued on March 1, 2010, the third trading day after the filing of our 2009 Form 10-K. The Committee has adopted a policy of approving equity grants at its February meeting, setting the strike price for the stock option grants as the closing price on the second trading day after the filing of our Form 10-K, and issuing the stock options the following business day.

Changes to Our Compensation Program in 2010

We have adopted no material changes to the compensation program for our named executive officers for 2010. In addition to the updating of the values assigned to our incentive performance objectives, the following changes have been adopted since the end of last year.

Base Salary

For 2010, the Committee increased Mr. Tarr's salary by $50,000 in an effort to bring his cash compensation up to the 50th percentile of the Towers Watson survey group. Mr. Tarr's TDC remained within the 50th to 65th percentile range of the Towers Watson survey group. Our other named executive officers did not receive base salary increases.

Annual Cash Incentives

The Committee approved that our NEOs be eligible to receive the same annual incentive award opportunity as a percentage of base salary in 2010 as in 2009. The Committee adopted a modification to the calculation of the free cash flow performance metric under the 2010 Senior Management Bonus Plan. The changes conform the definition of free cash flow used for compensation purposes with that used for the adjusted free cash flow calculations provided in many of our publicly available investor presentations.

Long-term Equity Incentives

For PSU grants made in 2010, the Committee increased the level of performance required for an NEO to achieve the maximum long-term equity incentive award under the total stockholder return objective. We must achieve a total stockholder return for the 2010-2011 measurement period at least equal to the 80th percentile, up from the 75th, of the S&P HCSI Index to achieve the maximum award. The Committee also adopted a policy whereby the number of shares of common stock underlying the PSU and stock option grants will be determined using the average closing price for our common stock over the 20-day trading period preceding the February board meeting at which the awards are approved, rather than the 20-day trading period preceding February 1.

The Committee approved, and the board of directors agreed, that our NEOs, with the exception of Mr. Tarr, be eligible to receive the same long-term equity incentive award opportunities in 2010 as in 2009. Mr. Tarr received a long-term equity incentive award opportunity value of $888,600, assuming achievement of the target performance goals in the 2010-2011 measurement period. The Committee increased Mr. Tarr's opportunity in an effort to bring his target TDC closer to the 65th percentile of our competitive market in recognition of his continued exceptional performance.

Equity Ownership Guidelines for Management

To further align the interests of our management with those of our stockholders, our senior management recommended, and our board of directors adopted, equity ownership guidelines for senior management and members of the board of directors. For purposes of the guidelines, the value of equity owned includes the value of outstanding shares owned and unvested restricted stock previously granted and the target value of PSUs previously granted but not yet earned. All of our named executive officers and non-employee directors have satisfied the guidelines. Outlined in the table below are the ownership guidelines:

Position	Required Value of Equity Owned
Chief executive officer	5 times annual base salary
Executive vice president	3 times annual base salary
Senior vice president	1.5 times annual base salary
Outside director	2 times base annual retainer

Compensation Recoupment Policy

On November 2, 2009, our board of directors, approved and adopted a senior management compensation recoupment policy applicable to awards granted and bonus compensation paid after January 1, 2010. The policy provides that if the board has, in its sole discretion, determined that any fraud, illegal conduct, intentional misconduct or gross neglect by any officer participating in the senior management bonus plan was a significant contributing factor to our having to restate all or a portion of our financial statements, the board may, to the extent permitted by law and to the extent it determines in its sole judgment that it is in the best interests of HealthSouth to do so:

- require reimbursement of any bonus or incentive compensation paid to that officer,
- cause the cancellation of that officer's restricted or deferred stock awards and outstanding stock options, and
- require reimbursement of any gains realized on the exercise of stock options attributable to incentive awards, if and to the extent that the amount of that compensation was calculated based upon the achievement of certain financial results that were subsequently reduced due to a restatement and the amount of the compensation that would have been awarded to that officer had the financial results been properly reported would have been lower than the amount actually awarded.

Additionally, if an officer is found to have committed fraud or engaged in intentional misconduct in the performance of his or her duties, as determined by a final, non-appealable judgment of a court of competent jurisdiction, and the board determines in its sole judgment that the action caused substantial harm to HealthSouth, the board may, to the extent permitted by law and to the extent it determines in its sole judgment that it is in the best interests of HealthSouth to do so, utilize the remedies set out above.

Perquisites Philosophy

We do not have any perquisite plans or policies in place for our executive officers, except that we pay premiums for group term life insurance and long-term disability insurance for all employees with additional long term disability coverage provided to Mr. Grinney. In general, the board of directors, the Committee, and executive management do not believe such personal benefit plans are necessary for us to attract and retain executive talent. From time to time, officers and directors may be allowed, if space permits, to have family members accompany them on business flights on our aircraft, at no material incremental cost to us.

Severance Arrangements

Executive Severance Plan

The goal of the Executive Severance Plan is to help retain qualified, senior officers whose employment with us is subject to termination under circumstances beyond their control. Our named executive officers and all senior vice presidents are participants in the plan, which is an exhibit to our 2009 Form 10-K filed on February 23, 2010. As a condition to receipt of any payment or benefits under the plan, participating employees must enter into a non-solicitation, non-disclosure, non-disparagement and release agreement. Under the plan, if a participant's employment is terminated by the participant for good reason, by HealthSouth other than for cause, by HealthSouth by reason of the participant's disability or as a result of the participant's death (all defined in the plan), then the participant is entitled to receive a cash severance payment, health benefits, and the other benefits described below. Voluntary retirement is not a payment triggering event. The terms of the plan, including the payment triggering events, were determined by the Committee to be consistent with market data from the Towers Watson's healthcare industry survey group.

The cash severance payment for our president and chief executive officer would be three times his salary then in effect plus any accrued, but unused, paid time off and accrued, but unpaid, salary. The cash severance payments for our executive vice presidents and senior vice presidents would be two and one times, respectively, the participant's annual salary then in effect, plus any accrued, but unused, paid time off and accrued, but unpaid, salary. This amount is to be paid in a lump sum within 60 days following the participant's termination date. In addition, except in the event of termination for cause or resignation for lack of good reason, the participant and the participant's dependents continue to be covered by all life, healthcare, medical and dental insurance plans and programs, excluding disability, for a period of 36 months for the president and chief executive officer, 24 months for the executive vice presidents and 12 months for senior vice presidents.

Amounts paid under the plan are in lieu of, and not in addition to, any other severance or termination payments under any other plan or agreement with HealthSouth. As a condition to receipt of any payment under the plan, the participant must waive any entitlement to any other severance or termination payment by us, including any severance or termination payment set forth in any employment arrangement with us. Payments under the plan do not include "gross ups" for federal taxes payable on amounts paid under the plan.

Upon the death or disability of a participant under the plan, the termination of a participant without cause, or his or her resignation for good reason, a prorated portion of any equity award subject to time-based vesting only that is unvested as of the effective date of the termination or resignation will automatically vest. If any restricted stock awards are performance-based, the Committee will determine the extent to which the performance goals for such restricted stock have been met and what awards have been earned. The "prorated portion" means a fraction of the award, the numerator of which is the number of months elapsed from the date of grant of such award through the effective date of termination or resignation and the denominator of which is 36.

Change in Control Benefits Plan

The goal of the Change in Control Benefits Plan is to help retain certain qualified, senior officers, maintain a stable work environment and encourage officers to act in the best interest of stockholders if presented with decisions regarding change in control transactions. Our named executive officers and other officers are participants in the plan, which is an exhibit to our 2009 Form 10-K filed on February 23, 2010. As a condition to receipt of any payment or benefits under the plan, participating employees must enter into a non-solicitation, non-disclosure, non-disparagement and release agreement. The terms of the plan, including the definition of a change in control event, were determined to be consistent with healthcare industry market data from the Committee's and management's consultants.

Under the Change in Control Benefits Plan, participants are divided into three different tiers as designated by the Committee. Messrs. Grinney, Whittington, and Tarr are Tier 1 participants; Tier 2 is comprised of regional presidents and certain senior vice presidents, including Mr. Fay and Dr. Clohan, with strategic responsibility levels; and Tier 3 includes senior vice presidents with departmental responsibility levels. Upon the occurrence of a change in control as defined in the plan, each outstanding option to purchase common stock held by participants will automatically vest, and, for options granted on or prior to November 4, 2005, the scheduled expiration shall be extended for up to a year. For Tier 1 and 2 participants, all options granted after November 4, 2005 will remain exercisable for three and two years, respectively, following a change in control. Restricted stock that is not performance-based (i.e., time-lapse) and restricted stock units will automatically vest upon the occurrence of a change in control. If the restricted stock is performance-based, the Committee will determine the extent to which the performance goals for such restricted stock have been met and what awards have been earned.

If a participant's employment is terminated within 24 months following a change in control or within three months of a potential change in control, either by the participant for good reason (as defined in the Change in Control Benefits Plan) or by HealthSouth without cause, then the participant shall receive a lump sum severance payment. Voluntary retirement is not a payment triggering event. For Tier 1 and 2 participants, the lump sum severance is 2.99 times and two times, respectively, the highest base salary in the prior three years plus an average of actual bonuses for the prior three years for the participant. Payments do not include "gross ups" for federal taxes payable on amounts paid under the plan. In addition, except in the event of termination for cause or resignation for lack of good reason, the participant and the participant's dependents continue to be covered by all life, healthcare, medical and dental insurance plans and programs, excluding disability, for a period of 36 months for Tier 1 participants and 24 months for Tier 2 participants.

Key Executive Incentive Program

In the third quarter of 2005, our chief executive officer developed and recommended the Key Executive Incentive Program to the Committee. This program responded to unusual employee retention needs we were experiencing at that particular point in our Company's history and served as a means of ensuring management continuity during the Company's strategic repositioning, which was expected to continue through 2008. Accordingly, this program was structured to keep key members of our management team intact and to be an effective deterrent to officers leaving the Company during our transition phase. The Committee approved the Key Executive Incentive Program and recommended it to the board of directors, which approved the program on November 17, 2005. The program provided incentives to key senior executives in the form of equity awards that vested and cash bonuses that were payable, in each case, through January 2009. Messrs. Workman and Tarr were the only named executive officers participating in the program in 2009. Their incentives are included in the Summary Compensation Table on page 40 and noted in the relevant footnotes.

The equity awards, which were made on November 17, 2005, were one-time special equity grants. The following equity awards were granted under this program: Mr. Workman: 23,923 shares of restricted stock and 15,061 stock options; and Mr. Tarr: 11,164 shares of restricted stock and 7,029 stock options. The stock options have an exercise price equal to $19.35 per share, the fair value of our common stock on the date of grant. The stock options and restricted stock vested according to the following schedule: 25% in January 2007, 25% in January 2008, and the remaining 50% in January 2009. The cash component of the award was an incentive payment payable 25% in January 2007, 25% in January 2008, and the remaining 50% in January 2009. In order for each key executive to receive each installment of the cash award, he or she had to be employed in good standing on a full-time basis at the time of each payment. In considering our future financial obligations, the Committee took into account the timing of payments due, the levels of existing reserves for emergency spending requirements and other factors it deemed relevant.

Summary Compensation Table

The table below shows the compensation of our named executive officers during 2009 for services in all capacities in 2009, 2008 and 2007, except as otherwise indicated. As noted above, Mr. Workman resigned effective November 17, 2009, and at that time, Mr. Fay, our treasurer, became our interim principal financial officer. For a discussion of the various elements of compensation and the related compensation decisions and policies, including the amount of salary and bonus in proportion to total compensation and the material terms of awards reported below, see "Compensation Discussion and Analysis" beginning on page 25. Additional material terms, if any, of each named executive officer's employment arrangement are discussed under "Employment Arrangements" beginning on page 43.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)[5]	Total ($)
Jay Grinney	2009	1,000,000	-	2,060,150	1,129,683	1,790,000	58,511	6,038,344
President and	2008	1,000,000	-	2,376,593	1,230,890	1,372,800	27,865	6,008,148
Chief Executive Officer	2007	996,080	-	3,161,993	1,521,988	1,120,000	23,636	6,823,697
John L. Workman[6]	2009	509,466	250,000	634,095	342,479	-	359,686	2,095,726
Executive Vice President and	2008	608,184	125,000	443,842	465,896	569,056	22,832	2,234,810
Chief Financial Officer	2007	579,145	131,250	725,488	258,110	463,593	7,750	2,165,336
Edmund M. Fay[7] Treasurer and Senior Vice	2009	256,248	-	205,875	-	217,588	12,902	692,613
President (acting principal	2008	-	-	-	-	-	-	-
financial officer)	2007	-	-	-	-	-	-	-
John P. Whittington Executive Vice President,	2009	527,000	-	370,575	202,671	567,579	30,320	1,698,145
General Counsel and	2008	525,831	-	310,560	326,596	403,029	20,777	1,586,793
Corporate Secretary	2007	516,660	-	451,149	206,488	318,926	7,750	1,500,973
Mark J. Tarr	2009	429,318	175,000	370,575	202,671	463,663	5,745	1,646,972
Executive Vice President,	2008	426,760	89,950	310,560	326,596	328,325	4,983	1,487,174
Operations	2007	366,583	85,050	139,140	206,488	242,817	3,236	1,043,314
Dexanne B. Clohan, M.D.[8]	2009	318,782	-	195,993	-	272,289	9,207	796,271
Chief Medical Officer and	2008	306,604	76,757	178,448	-	198,830	13,799	774,438
Senior Vice President	2007	-	-	-	-	-	-	-

(1) For Messrs. Workman and Tarr, the amounts shown in this column represent retention bonuses under the Key Executive Incentive Program described in more detail on page 39. For Dr. Clohan, the amount shown in this column represents a relocation bonus. Amounts shown in this column for 2008 and 2007 were previously reported in the "All Other Compensation" column.

(2) For 2008 and 2009, all stock awards, except for Dr. Clohan's $89,485 award of restricted stock in 2008 subject to time vesting only, were performance share units, or PSUs, and the corresponding values listed in this column are the grant date fair values computed in accordance with ASC 718, assuming the most probable outcome of the performance conditions as of the grant date. For 2007, all stock awards were shares of restricted stock subject to time vesting only. All of the values in this column are consistent with the estimate of aggregate compensation expense to be recognized over the applicable vesting period, excluding any adjustment for forfeitures. The assumptions used in the valuations are discussed under the heading "Critical Accounting Policies - Share-Based Payments" in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, of our 2009 Form 10-K. Amounts reported for 2008 and 2007 have been recalculated from prior year disclosures in accordance with ASC 718 and SEC rules.

Values reported for PSU awards reflect the value at target performance, which we've determined is the most probable outcome. Mr. Workman forfeited all PSU awards reported for 2009 upon his voluntary resignation. The value of these awards at the varying performance levels for our current NEOs is set forth in the table below.

Name	Year	Threshold Performance Value ($)	Target Performance Value ($)	Maximum Performance Value ($)
Jay Grinney	2009	1,030,075	2,060,150	4,120,300
	2008	1,188,296	2,376,593	4,753,186
Edmund M. Fay	2009	102,938	205,875	411,750
John P. Whittington	2009	185,288	370,575	741,150
	2008	155,280	310,560	621,120
Mark J. Tarr	2009	185,288	370,575	741,150
	2008	155,280	310,560	621,120
Dexanne B. Clohan, M.D.	2009	97,997	195,993	391,986
	2008	44,481	88,963	177,925

(3) The values of option awards listed in this column are the grant date fair values computed in accordance with ASC 718 as of the grant date. All of the values in this column are consistent with the estimate of aggregate compensation expense to be recognized over the three-year vesting period, excluding any adjustment for forfeitures. The assumptions used in the valuations are discussed under the heading "Critical Accounting Policies - Share-Based Payments" in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, of our 2009 Form 10-K. Amounts reported for 2008 and 2007 have been recalculated from prior year disclosures in accordance with ASC 718 and SEC rules.

(4) For 2009, the amounts shown in this column comprise bonuses paid in 2010 under our 2009 Senior Management Bonus Plan.

(5) For Mr. Grinney, the amount shown in this column for 2009 includes (a) Company paid premiums for long-term disability insurance ($27,357) and (b) Company paid non-qualified 401(k) match ($31,154). For Mr. Workman, the amount shown in this column for 2009 includes (a) Company paid qualified 401(k) match ($8,250), (b) Company paid non-qualified 401(k) match ($38,185), (c) accrued but unused paid time off paid upon termination ($63,251) and (d) a cash payment ($250,000) as consideration for execution of a non-disclosure, non-competition, and a non-solicitation agreement in connection with his resignation paid after the filing of the 2009 Form 10-K. For Mr. Fay, the amount shown in this column for 2009 includes (a) Company paid qualified 401(k) match ($8,250) and (b) Company paid non-qualified 401(k) match ($4,652). For Mr. Whittington, the amount shown in this column for 2009 includes (a) Company paid qualified 401(k) match ($8,250) and (b) Company paid non-qualified 401(k) match ($22,070). For Mr. Tarr, the amount shown in this column for 2009 includes Company paid qualified 401(k) match ($5,745). For Dr. Clohan, the amount shown in this column for 2009 includes (a) Company paid qualified 401(k) match ($7,054) and (b) Company paid non-qualified 401(k) match ($2,153).

For SEC purposes, the cost of personal use of the Company aircraft is calculated based on the incremental cost to us. To determine the incremental cost, we calculate the variable costs based on usage which include fuel costs on a per mile basis, plus any direct trip expenses such as on-board catering, landing/ramp fees, crew hotel and meal expenses, and other miscellaneous variable costs. Since Company-owned aircraft are used almost exclusively for business travel, the calculation method excludes the costs which do not change based on incremental non-business usage, such as pilots' salaries, aircraft leasing expenses and the cost of maintenance not related specifically to trips.

Occasionally, our executives are accompanied by guests on the corporate aircraft for personal reasons when there is available space on a flight being made for business reasons. There is no incremental cost associated with that use of the aircraft, except for a pro rata portion of catering expenses and our portion of employment taxes attributable to the income imputed to that executive for tax purposes.

(6) Mr. Workman voluntarily resigned from the Company effective November 17, 2009. Mr. Workman forfeited all equity awards reported for 2009 upon his voluntary resignation, and he was not eligible to receive any cash incentives under the 2009 Senior Management Bonus Plan.

(7) Mr. Fay was not a named executive officer in 2007 or 2008. He became the acting principal financial officer effective as of Mr. Workman's resignation.

(8) Dr. Clohan was not a named executive officer in 2007.

Grants of Plan-Based Awards During 2009

Name	Grant Date	Date of Board Approval of Grant	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Unit (#)	All Other Option Awards: Number of Securities Underlying Options[6] (#)	Exercise or Base Price of Option Awards ($/SH)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold[3] ($)	Target[4] ($)	Maximum[5] ($)	Threshold (#)	Target (#)	Maximum (#)				
Jay Grinney												
Annual Incentive			400,000	1,000,000	1,800,000	-	-	-	-	-	-	-
PSU	2/27/2009	2/19/2009	-	-	-	125,085	250,170	500,340	-	-	-	2,060,150
Stock options	2/27/2009	2/19/2009	-	-	-	-	-	-	-	184,490	7.85	698,405
Stock options	9/2/2009	9/2/2009	-	-	-	-	-	-	-	58,810	14.95	431,278
John L. Workman[7]												
Annual Incentive			214,141	428,281	770,906	-	-	-	-	-	-	-
PSU	2/27/2009	2/19/2009	-	-	-	38,500	77,000	154,000	-	-	-	634,095
Stock options	2/27/2009	2/19/2009	-	-	-	-	-	-	-	55,929	7.85	211,725
Stock options	9/2/2009	9/2/2009	-	-	-	-	-	-	-	17,830	14.95	130,754
Edmund M. Fay												
Annual Incentive			57,938	128,750	218,875	-	-	-	-	-	-	-
PSU	2/27/2009	2/19/2009	-	-	-	12,500	25,000	50,000	-	-	-	205,875
John P. Whittington												
Annual Incentive			158,100	316,200	569,160	-	-	-	-	-	-	-
PSU	2/27/2009	2/19/2009	-	-	-	22,500	45,000	90,000	-	-	-	370,575
Stock options	2/27/2009	2/19/2009	-	-	-	-	-	-	-	33,100	7.85	125,303
Stock options	9/2/2009	9/2/2009	-	-	-	-	-	-	-	10,550	14.95	77,368
Mark J. Tarr												
Annual Incentive			128,795	257,591	463,663	-	-	-	-	-	-	-
PSU	2/27/2009	2/19/2009	-	-	-	22,500	45,000	90,000	-	-	-	370,575
Stock options	2/27/2009	2/19/2009	-	-	-	-	-	-	-	33,100	7.85	125,303
Stock options	9/2/2009	9/2/2009	-	-	-	-	-	-	-	10,550	14.95	77,368
Dexanne B. Clohan, M.D.												
Annual Incentive			72,077	160,170	272,289	-	-	-	-	-	-	-
PSU	2/27/2009	2/19/2009	-	-	-	11,900	23,800	47,600	-	-	-	195,993

(1) The payments described in the three columns below are cash amounts provided for by our 2009 Senior Management Bonus Plan as discussed under "Annual Cash Incentives" beginning on page 29. Final payments under the 2009 program were calculated and paid in February 2010 and are reflected in the Summary Compensation Table on page 40 under the heading "Non-Equity Incentive Plan Compensation."

(2) Awards which are designated as PSU in the first column of this table are performance share units granted under our 2008 Equity Incentive Plan that is described on page 48. As described in "Performance Share Unit Awards and Restricted Stock" beginning on page 34, these awards vest and shares are earned based upon the level of attainment of performance objectives for the two-year period from January 1, 2009 ending December 31, 2010 and a one year time-vesting requirement ending December 31, 2011. Each of the threshold, target and maximum share numbers reported in the three columns assume that both performance objectives (normalized earnings per share and total stockholder return) are achieved at that respective level. Upon a change in control, the Committee will determine the extent to which the performance goals for PSUs have been met and what awards have been earned.

(3) The threshold amounts in this column assume: (i) that the Company reached only threshold achievement on each of the quantitative objectives, (ii) that none of the individual objectives were achieved, resulting in payment of the minimum quantitative portion of the bonus, and (iii) that the board did not adjust the bonus based on qualitative objectives. Thus, we would apply the NEO's corporate quantitative objectives percentage (which, for Mr. Grinney as an example, would be 80%) to the target bonus dollar amount. Then, following the procedures discussed under "Assessing Achievement of Corporate Quantitative and Individual Objectives" beginning on page 31, we would multiply this amount by 50% (the threshold payout multiple) to arrive at the amount payable for threshold achievement of the quantitative objectives. No amount would be payable from the amount allocated to achievement of individual objectives.

(4) The target payment amounts in this column assume: (i) that the Company achieved exactly 100% of each of the quantitative objectives, (ii) that all of the individual objectives were achieved, and (iii) that the board did not adjust the bonus based on qualitative objectives. The target amount payable for each NEO is his or her base salary multiplied by this target cash incentive percentage, see table under "Relative Weightings for Objectives" beginning on page 29.

(5) The maximum payment amounts in this column assume: (i) that the Company achieved at or above the maximum achievement level of each of the quantitative objectives, (ii) that all of the individual objectives were achieved, and (iii) that the board did not adjust the bonus based on qualitative objectives. Thus, we would apply the NEO's corporate quantitative objectives percentage (which, for Mr. Grinney as an example, would be 80%) to the target bonus dollar amount. Then, following the procedures discussed under "Assessing Achievement of Corporate Quantitative and Individual Objectives" on beginning page 31, we would multiply this amount by 200% (the maximum payout multiple) to arrive at the amount payable for maximum achievement of the quantitative objectives. Then, we would add 100% of the amount allocated to achievement of individual objectives to arrive at the final bonus payout. Because the board of directors has sole discretion over whether and in what amounts qualitative portions of bonuses will be paid, it is not possible for these reported maximums to include an estimate for the qualitative component.

(6) All stock option grants in 2009 were made under our 2008 Equity Incentive Plan that is described on page 48. These option awards will vest, subject to the officer's continued employment with the Company, in three equal annual installments beginning on the first anniversary of grant; a change in control of the Company will also cause these options to immediately vest in full.

(7) Mr. Workman voluntarily resigned from the Company effective November 17, 2009. Mr. Workman forfeited all equity awards reported for 2009 upon his voluntary resignation, and he was not eligible to receive any cash incentives under the 2009 Senior Management Bonus Plan.

Employment Arrangements

Letter of Understanding with Jay Grinney

On May 3, 2004, we entered into an employment agreement with Mr. Grinney pursuant to which he was employed as president and chief executive officer. In May of 2007, the base term of Mr. Grinney's employment agreement expired. On October 31, 2007, HealthSouth entered into a letter of understanding with Mr. Grinney effective for the period of May 1, 2007 to December 31, 2010. Pursuant to the terms of the letter of understanding, Mr. Grinney will receive an annual base salary of $1,000,000, subject to annual adjustments as determined by the Committee, and an annual bonus based on both the performance of HealthSouth and his personal performance. He also will be entitled to participate in and receive benefits under certain insurance, benefit and other plans as may be in effect from time to time on such terms as are offered to our senior executive officers. Such plans include, but are not limited, to paid time off, medical, life insurance, 401(k), disability insurance, and incentive and equity compensation plans.

In considering the terms of the letter of understanding, the Committee reviewed comparative compensation data for healthcare companies with similar revenues provided by the Committee's compensation consultant and determined that Mr. Grinney's compensation was below the competitive level (50th to 65th percentile of the companies in the survey). Accordingly, under the letter of understanding, we granted to Mr. Grinney 97,403 shares of restricted stock pursuant to our 1998 Restricted Stock Plan which will vest on May 1, 2010, provided (1) Mr. Grinney is employed by us on such date and (2) the performance condition that our stock must reach a closing price of $24.00 per share for a period of at least 20 consecutive days during the term of the restrictions has been satisfied. The letter of understanding also provides that Mr. Grinney shall be entitled to participate in the ongoing and other long-term awards and programs on the same basis as other senior executives.

The letter of understanding also provides that Mr. Grinney's rights upon termination of his employment during the term of the letter of understanding will be governed by the terms of the letter of understanding and the Executive Severance Plan and the Change in Control Benefits Plan, which are described beginning on page 37. Notwithstanding any amendments to the Executive Severance Plan and the Change in Control Benefits Plan, if Mr. Grinney's employment terminates during the term of the letter of understanding, he will be entitled to the payments and benefits provided under the current Executive Severance Plan or Change in Control Benefits Plan, as applicable. Upon termination, his outstanding equity awards will be treated in substantially the manner described under "Executive Severance Plan" beginning on page 37. Mr. Grinney's entitlement to payments and benefits under the Executive Severance Plan and Change in Control Benefits Plan is contingent upon his compliance with the post-termination restrictive covenants described below.

The letter of understanding also contains certain (1) non-competition provisions which are effective throughout the term of Mr. Grinney's employment and for a period of 24 months thereafter unless termination is for cause or as a result of disability, in which case such provisions shall remain in effect for a period of 12 months, and (2) non-interference and non-solicitation provisions which are effective throughout the term of Mr. Grinney's employment and for a period of 36 months thereafter.

For purposes of Mr. Grinney's letter of understanding, "cause," "good reason" and "change in control" have the meanings as defined in the Executive Severance Plan and the Change in Control Plan which are exhibits to our 2009 Form 10-K filed on February 23, 2009.

Tax Implications of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits the tax deductibility of compensation paid to certain other highly compensated executive officers in excess of $1 million in the year the compensation becomes taxable to the executive. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements. The Committee considers the impact of this rule when developing and implementing our executive compensation program. Annual incentive awards, performance-based awards and stock options are designed to meet the deductibility requirements. Although the Committee does design certain components of its executive compensation program to seek full deductibility, the Committee believes that the interests of stockholders are best served by not restricting the Committee's discretion and flexibility in crafting compensation programs, even though such programs may result in certain non-deductible compensation expenses. Accordingly, we have not adopted a policy that all compensation must qualify as deductible under Section 162(m) of the Code. Amounts paid under any of our compensation programs, including salaries, bonuses and grants of restricted stock and restricted stock units, may not qualify as performance-based compensation that is excluded from the limitation on deductibility. However, all compensation amounts for 2009 were tax deductible.

Potential Payments upon Termination of Employment

The following table describes the potential payments and benefits under the Company's compensation and benefit plans and arrangements to which the named executive officers currently employed with us would be entitled upon termination of employment by us without "cause" or by the executive for "good reason," as well as by us for "cause," as those terms are defined in the applicable plans and arrangements. For additional discussion of the material terms and conditions, including payment triggers, see "Executive Severance Plan" beginning on page 37 and "Change in Control Benefits Plan" beginning on page 38 and "Letter of Understanding with Jay Grinney" beginning on page 43. An executive cannot receive termination benefits under more than one of the plans or arrangements identified below. Assume triggering events set forth below occur on December 31, 2009. The closing price of our common stock on that day was $18.77.

Name	Lump Sum Payment ($)	Continuation of Insurance Benefits ($)	Acceleration of Equity Awards ($)[(1)]	Total Termination Benefits ($)
Jay Grinney				
Executive Severance Plan/Letter of Understanding				
Without Cause/For Good Reason	$3,000,000	$15,433	$5,599,133	$8,614,566
Disability	$3,000,000	$15,433	$10,960,361	$13,975,794
Death	$3,000,000	$15,433	$10,960,361	$13,975,794
For Cause	$0	$0	$0	$0
Change in Control Benefits Plan	$6,237,015	$15,433	$12,180,739	$18,433,188
John L. Workman[(2)]				
Executive Severance Plan	–	–	–	–
Without Cause/For Good Reason	–	–	–	–
Disability	–	–	–	–
Death	–	–	–	–
For Cause	–	–	–	–
Change in Control Benefits Plan	–	–	–	–
Edmund M. Fay				
Executive Severance Plan				
Without Cause/For Good Reason	$257,500	$3,239	$635,382	$896,121
Disability	$257,500	$3,239	$635,382	$896,121
Death	$257,500	$3,239	$635,382	$896,121
For Cause	$0	$0	$0	$0
Change in Control Benefits Plan	$831,650	$6,478	$675,720	$1,513,848
John P. Whittington				
Executive Severance Plan				
Without Cause/For Good Reason	$1,054,000	$7,854	$1,563,833	$2,625,687
Disability	$1,054,000	$7,854	$1,563,833	$2,625,687
Death	$1,054,000	$7,854	$1,563,833	$2,625,687
For Cause	$0	$0	$0	$0
Change in Control Benefits Plan	$2,456,241	$11,781	$1,794,824	$4,262,845
Mark J. Tarr				
Executive Severance Plan				
Without Cause/For Good Reason	$858,636	$12,491	$1,563,833	$2,434,960
Disability	$858,636	$12,491	$1,563,833	$2,434,960
Death	$858,636	$12,491	$1,563,833	$2,434,960
For Cause	$0	$0	$0	$0
Change in Control Benefits Plan	$2,143,547	$18,737	$1,794,824	$3,957,107
Dexanne B. Clohan, M.D.				
Executive Severance Plan				
Without Cause/For Good Reason	$320,340	$3,764	$613,336	$937,440
Disability	$320,340	$3,764	$613,336	$937,440
Death	$320,340	$3,764	$613,336	$937,440
For Cause	$0	$0	$0	$0
Change in Control Benefits Plan	$932,777	$7,529	$653,196	$1,593,502

(1) The value of the acceleration of equity award vesting listed in this column has been determined based on the dollar amount to be recognized for financial statement reporting purposes upon vesting of the awards as of December 31, 2009 in accordance with ASC 718. The assumptions used in the valuation are discussed under the heading "Critical Accounting Policies - Share-Based Payments" in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, of our 2009 Form 10-K.

(2) Mr. Workman resigned effective November 17, 2009. Voluntary resignation is not a triggering event under any of our benefit plans or arrangements. Pursuant to, and as consideration for, a non-disclosure, non-competition, and a non-solicitation agreement entered into on November 23, 2009 in connection with his resignation, we paid Mr. Workman a cash payment ($250,000) after filing the 2009 Form 10-K.

The amounts shown in the table above do not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment. The "Lump Sum Payment" column in the above table includes the estimated payments provided for under the "Executive Severance Plan" beginning on page 37 and the "Change in Control Benefits Plan" beginning on page 38. The lump sum payments due in the event of terminations "for cause" represent the cash value of accrued but unused paid time off. As explained in "Letter of Understanding with Jay Grinney" beginning on page 43, Mr. Grinney's letter of understanding provides that his rights upon termination of his employment during the term of the letter of understanding will be governed by the terms of the Executive Severance Plan and Change in Control Benefits Plan as well. Mr. Grinney's arrangement contains certain restrictive provisions regarding non-competition (24 months), non-interference (36 months), non-solicitation (36 months), and confidentiality (indefinite) that survive termination.

Outstanding Equity Awards at December 31, 2009

	Option Awards[1]					Stock Awards			
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date[2]	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[6]
Name	Exercisable	Unexercisable							
Jay Grinney	200,000	–	–	26.05	5/8/2014	20,000	375,400	194,161	3,644,402
	130,000	–	–	26.85	3/23/2015	97,403	1,828,254	500,340	9,391,382
	150,000	–	–	26.55	2/23/2016	–	–	–	–
	86,667	43,333	–	23.19	3/2/2017	–	–	–	–
	56,847	113,693	–	16.27	2/28/2018	–	–	–	–
	–	184,490	–	7.85	2/27/2019	–	–	–	–
	–	58,810	–	14.95	9/2/2019	–	–	–	–
John L. Workman[7]	11,000	–	–	25.25	2/15/2010	–	–	–	–
	22,000	–	–	26.85	2/15/2010	–	–	–	–
	15,061	–	–	19.35	2/15/2010	–	–	–	–
	22,000	–	–	26.55	2/15/2010	–	–	–	–
	16,667	–	–	23.19	2/15/2010	–	–	–	–
	21,517	–	–	16.27	2/15/2010	–	–	–	–
Edmund M. Fay	–	–	–	–	–	3,666	68,811	7,268	136,420
	–	–	–	–	–	–	–	50,000	938,500
John P. Whittington	4,333	–	–	25.10	10/19/2016	6,000	112,620	25,372	476,232
	13,334	6,666	–	23.19	3/2/2017	–	–	90,000	1,689,300
	15,084	30,166	–	16.27	2/28/2018	–	–	–	–
	–	33,100	–	7.85	2/27/2019	–	–	–	–
	–	10,550	–	14.95	9/2/2019	–	–	–	–
Mark J. Tarr	3,000	–	–	24.38	2/28/2010	6,000	112,620	25,372	476,232
	4,000	–	–	69.38	1/4/2011	–	–	90,000	1,689,300
	3,800	–	–	54.50	2/4/2012	–	–	–	–
	8,000	–	–	16.00	2/14/2013	–	–	–	–
	11,000	–	–	22.00	3/5/2014	–	–	–	–
	11,000	–	–	26.85	3/23/2015	–	–	–	–
	7,029	–	–	19.35	11/17/2015	–	–	–	–
	12,000	–	–	26.55	2/23/2016	–	–	–	–
	13,334	6,666	–	23.19	3/2/2017	–	–	–	–
	15,084	30,166	–	16.27	2/28/2018	–	–	–	–
	–	33,100	–	7.85	2/27/2019	–	–	–	–
	–	10,550	–	14.95	9/2/2019	–	–	–	–
Dexanne B. Clohan, M.D.	9,000	–	–	23.35	4/24/2016	3,666	68,811	7,268	136,420
	8,000	4,000	–	23.19	3/2/2017	–	–	47,600	893,452

(1) All options shown above, other than options with expiration dates of November 17, 2015 or expiration dates prior to 2014, vest in three equal annual installments beginning on the first anniversary of the grant date. Options with expiration dates of November 17, 2015 were granted under the Company's Key Executive Incentive Program and vest according to the following schedule: 25% on January 1, 2007, 25% on January 1, 2008, and the remaining 50% on January 1, 2009. Options with expiration dates prior to 2014 vest in four equal annual installments beginning on the first anniversary of the grant date. All per share amounts have been adjusted for the five-for-one reverse stock split that became effective on October 25, 2006.

(2) The expiration date of each option occurs 10 years after the grant date of each option. On February 15, 2010, all of Mr. Workman's remaining vested but unexercised stock options expired pursuant to the terms of the applicable plans.

(3) All time-based restricted stock awards shown in this column vest in three equal annual installments beginning on the first anniversary of the grant date.

(4) The market value calculation is as of December 31, 2009 and uses the closing price on that date, $18.77.

(5) The PSU awards shown in this column are contingent upon the level of attainment of performance goals for the two-year period from January 1 of the year in which the grant is made. The determination of whether and to what extent the PSU awards are achieved will be made following the close of the two-year period. The first amount for each officer in this column represents the number of shares earned over the 2008-2009 performance period but not determined until February 2010. The second amount for each officer in this column represents the number of shares to be earned assuming achievement of maximum performance on both the normalized earnings per share and total stockholder return objectives. The actual number of restricted shares earned at the end of the 2009-2010 performance period may differ.

(6) The market value reported was calculated by multiplying the closing price of the Company's common stock on December 31, 2009 by the number of shares set forth in the preceding column.

(7) Mr. Workman resigned effective November 17, 2009. All unvested options and stock awards expired upon resignation. Vested but unexercised options expire 90 days following his resignation.

Options Exercised and Stock Vested in 2009

The following table sets forth, as of December 31, 2009, information concerning the exercise of options and the vesting of shares for our named executive officers.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Jay Grinney	*	*	20,000	194,600
John L. Workman	*	*	22,961	238,123
Edmund M. Fay	*	*	1,834	14,397
John P. Whittington	*	*	12,000	208,320
Mark J. Tarr	*	*	11,581	119,548
Dexanne B. Clohan, M.D.	*	*	1,834	14,397

* Did not exercise any stock options in 2009.

Equity Compensation Plans

The following table sets forth, as of December 31, 2009, information concerning compensation plans under which our securities are authorized for issuance. The table does not reflect grants, awards, exercises, terminations, or expirations since that date. All share amounts and exercise prices have been adjusted to reflect stock splits that occurred after the date on which any particular underlying plan was adopted, to the extent applicable.

	Securities to be Issued Upon Exercise	Weighted Average Exercise Price[1]	Securities Available for Future Issuance
Plans Approved by Stockholders	3,621,090	$ 22.48	5,233,564
Plans Not Approved by Stockholders	2,108,917[2]	23.22	1,200,300[3]
Total	5,730,007	$ 24.89	6,433,864

(1) This calculation does not take into account awards of restricted stock, restricted stock units, or performance share units.

(2) This amount includes (a) 69,600 and 1,288,471 shares issuable upon exercise of stock options outstanding under the 2002 Non-Executive Stock Option Plan and the 2005 Equity Incentive Plan, respectively, (b) 112,436 restricted stock units issued under the 2004 Amended and Restated Director Incentive Plan, and (c) 638,140 restricted stock shares issuable under the 2005 Equity Incentive Plan in the event that performance objectives are met at the end of 2009 (354,285 of which were issued in February 2010).

(3) These shares are available for issuance under the 2002 Non-Executive Stock Option Plan described below, but there is no intention to issue any awards under that plan in the future.

2008 Equity Incentive Plan

The 2008 Equity Incentive Plan, or the "2008 Plan," provides for the grant of stock options, restricted stock, stock appreciation rights, deferred stock, and other stock-based awards to our directors, executives and other key employees as determined by the board of directors or the Committee in accordance with the terms of the plan and evidenced by an award agreement with each participant.

The 2008 Plan has no expiration date. Any awards outstanding under the 2008 Plan at the time of its termination will remain in effect in accordance with their terms. The aggregate number of shares of common stock available for issuance under the 2008 Plan is six million shares, subject to equitable adjustment upon a change in capitalization of the Company or the occurrence of certain transactions affecting the common stock reserved for issuance under the plan. Any awards under the 2008 Plan must have a purchase price or an exercise price not less than the fair market value of such shares of common stock on the date of grant. Unless otherwise determined by the board of directors or as provided in an award agreement, upon a Change in Control (as defined in the 2008 Plan which is filed as an appendix to our Definitive Proxy Statement on Schedule 14A filed on March 27, 2008) of the Company, the vesting of all outstanding awards will accelerate.

Notwithstanding the foregoing, no option may be exercised and no shares of stock may be issuable pursuant to other awards under the 2008 Plan until we comply with our reporting and registration obligations under the federal securities laws, unless an exemption from registration is available with respect to such shares.

1998 Restricted Stock Plan

The 1998 Restricted Stock Plan, or the "1998 Plan," provided for the grant of restricted common stock to our executives and other key employees. The 1998 Plan expired in May 2008 and was replaced by the 2008 Equity Incentive Plan. Some awards remain outstanding. Awards made under the 1998 Plan generally vest over a three-year requisite service period, although the Committee generally had discretion to determine the restrictions for each award. Fair value was determined by the market price of our common stock on the grant date. Awards granted under the 1998 Plan at the time of its termination shall continue in effect in accordance with their terms and conditions and those of the 1998 Plan.

2004 Amended and Restated Director Incentive Plan

The 2004 Amended and Restated Director Incentive Plan, or the "2004 Plan," provided for the grant of common stock, awards of restricted common stock and the right to receive awards of common stock, which we refer to as "restricted stock units," to our non-employee directors. The 2004 Plan expired in March 2008 and was replaced by the 2008 Equity Incentive Plan. Some awards remain outstanding. Awards granted under the 2004 Plan at the time of its termination shall continue in effect in accordance with their terms and conditions and those of the 2004 Plan. The 2004 Plan's vesting provisions provide that, for restricted stock awards, one-third of the shares of restricted stock acquired under each grant shall vest, and thus the forfeiture provisions shall lapse, on January 1 of each year following the date of the grant. Awards of restricted stock units are fully vested when awarded and will be settled in shares of common stock on the six-month anniversary of the date on which the director ceases to serve on the board of directors, subject to certain change in control provisions. Restricted stock units may not be transferred. Restricted stock is subject to transfer restrictions during the course of the applicable director's term and for a period of twelve months thereafter. Each of the vesting and holding provisions applicable to grants under the 2004 Plan are subject to the exceptions applicable to certain change in control events and the termination of the recipient's service as a HealthSouth director. Subject to certain exceptions set forth in the 2004 Plan, awards are protected against dilution upon the issuance of stock dividends and in the event of a stock split, recapitalization or other major corporate restructuring and are forfeitable upon termination of the recipient's services as a HealthSouth director.

2005 Equity Incentive Plan

The 2005 Equity Incentive Plan, or the "2005 Plan," provided for the grant of stock options, restricted stock, stock appreciation rights, deferred stock, and other stock-based awards to our directors, executives and other key employees as determined by the board of directors or the Committee in accordance with the terms of the 2005 Plan and evidenced by an award agreement with each participant. The 2005 Plan expired in November 2008 and was replaced by the 2008 Equity Incentive Plan. Some awards remain outstanding. Awards granted under the 2005 Plan at the time of its termination shall continue in effect in accordance with their terms and conditions and those of the 2005 Plan. The outstanding awards under the 2005 Plan have a purchase price or an exercise price not less than the fair market value of such shares of common stock on the date of grant. Unless otherwise determined by the board of directors or as provided in an award agreement, upon a "change in control" (as defined in the 2005 Plan which is filed as an exhibit to our Current Report on Form 8-K, filed on November 21, 2005) of the Company, the vesting of all outstanding awards will accelerate.

2002 Non-Executive Stock Option Plan

The 2002 Non-Executive Stock Option Plan, the "2002 Plan," provides for the grant of nonqualified options to purchase shares of our common stock to our employees who are not directors or executive officers. The 2002 Plan has no expiration date. Any awards outstanding under the 2002 Plan at the time of its termination will remain in effect in accordance with their terms. The 2002 Plan covers a maximum of 1.3 million shares of our common stock. The terms and conditions of the options, including exercise prices and the periods in which options are exercisable, generally are at the discretion of the Committee. However, no options are exercisable beyond ten years from the date of grant and granted options generally vest in periods of up to five years depending on the type of award granted.

Deferred Compensation

Retirement Investment Plan

Effective January 1, 1990, we adopted the HealthSouth Retirement Investment Plan, or the "401(k) Plan," a retirement plan intended to qualify under Section 401(k) of the Code. The 401(k) Plan is open to all of our full-time and part-time employees who are at least 21 years of age. Eligible employees may elect to participate in the 401(k) Plan as of the first day of employment.

Under the 401(k) Plan, participants may elect to defer up to 100% of their annual compensation (W-2 compensation excluding certain reimbursements, stock awards, and perquisites), subject to nondiscrimination rules under the Code. The deferred amounts may be invested among various investment vehicles, which do not include our common stock, managed by unrelated third parties. We will match a minimum of 50% of the amount deferred by each participant, up to 6% of such participant's total compensation (subject to nondiscrimination rules under the Code), with the matched amount also directed by the participant. Participants are fully vested in their compensation deferrals. Matching contributions become fully vested after the completion of three years of service.

Generally, amounts contributed to the 401(k) Plan will be paid on a termination of employment, although in-service withdrawals may be made upon the occurrence of a hardship or the attainment of age 59.5. Distributions will be made in the form of a lump sum cash payment unless the participant is eligible for and elects a direct rollover to an eligible retirement plan.

Nonqualified Deferred Compensation Plan

We adopted a nonqualified deferred compensation plan, the HealthSouth Corporation Nonqualified 401(k) Plan, or the "NQ Plan," effective March 1, 2008 in order to allow deferrals above what is limited by the IRS. All of our Named Executive Officers are eligible to participate in the NQ Plan, the provisions of which follow the 401(k) Plan.

Our named executive officers and other eligible employees may elect to defer from 1% and 100% percent of compensation (W-2 compensation excluding certain reimbursements, stock awards, and perquisites) to the NQ Plan. We will make an employer matching contribution to the NQ Plan equal to 50% of the first 6% of the participant's deferral contributions less any employer matching contributions made on the participant's behalf under the 401(k) Plan. In addition, we may elect to make a discretionary contribution to the NQ Plan with respect any participant. We did not elect to make any discretionary contributions to the NQ Plan for 2009. All deferral contributions made to the NQ Plan are fully vested when made and are credited to a separate bookkeeping account on behalf of each participant. Employer matching contributions vest once the participant has completed three years of service.

Deferral contributions will generally be distributed, as directed by the participant, upon either a termination of service or the occurrence of a specified date. Matching and discretionary contributions are distributed upon termination of service. Distributions may also be elected by a participant in the event of an unforeseen emergency in which case participation in the NQ Plan will be suspended. Distributions will be made in cash in the form of a lump sum payment or annual installments over a two to fifteen year period, as elected by the participant. Any amounts that are payable from the NQ Plan upon a termination of employment are subject to the six month delay applicable to specified employees under section 409A of the Code.

Participants may request, on a daily basis, any of the following investment crediting rates be applied to amounts credited to their NQ Plan accounts: (i) an annual rate of interest based on the Schwab US Treasury Money Market Fund; or (ii) a rate of return based on one or more benchmark mutual funds, which are the same funds as those offered under our 401(k) Plan.

The following table sets forth information as of December 31, 2009 with respect to the NQ Plan.

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)(4)
Jay Grinney	62,308	31,154	5,154 (5)	–	98,616
John L. Workman	223,035	38,185	56,937 (6)	–	370,399
Edmund M. Fay	15,958	4,652	5,937 (7)	–	85,117
John P. Whittington	226,035	22,070	59,597 (8)	–	378,778
Mark J. Tarr	–	–	–	–	–
Dexanne B. Clohan, M.D.	59,649	2,153	56,107 (9)	–	172,668

(1) Amounts in this column are included in the 2009 amounts represented as "Salary" in the Summary Compensation Table on page 40.

(2) Amounts in this column are included in the 2009 amounts represented as "All Other Compensation" in the Summary Compensation Table on page 40.

(3) No amounts in this column are included, or are required to be included, in the Summary Compensation Table on page 40.

(4) The balances in this column include the following amounts that are included as "Salary" in the 2008 amounts in the Summary Compensation Table on page 40: $49,417 for Mr. Workman, $72,361 for Mr. Whittington, and $62,800 for Dr. Clohan. The balances in this column include the following amounts that are included as "All Other Compensation" in the 2008 amounts in the Summary Compensation Table on page 40: $14,825 for Mr. Workman, $12,770 for Mr. Whittington, and $7,536 for Dr. Clohan. The NQ Plan did not exist in 2007.

(5) Represents earnings and (losses) from amounts invested in the following mutual funds (all of which are provided under our qualified section 401(k) plan): PIMCO Total Return D.

(6) Represents earnings and (losses) from amounts invested in the following mutual funds (all of which, with the exception of the Schwab Treasury U.S. Money Market Fund, are provided under our qualified section 401(k) plan): Schwab Treasury U.S. Money Market, Growth Fund of America R4, Europacific Growth R4, Oakmark Equity Income, Stratton Small Cap Value, PIMCO Real Return CI D, Vanguard Midcap Index Institutional, Schwab S&P 500 Index Fund, Davis NY Venture Fund A and PIMCO Total Return D.

(7) Represents earnings and (losses) from amounts invested in the following mutual funds (all of which, with the exception of the Schwab Treasury U.S. Money Market Fund, are provided under our qualified section 401(k) plan): Columbia Acorn Z, Europacific Growth R4, Stratton Small Cap Value, PIMCO Real Return CI D, Schwab Treasury U.S. Money Market, PIMCO Total Return D and Schwab S&P 500 Index Fund.

(8) Represents earnings and (losses) from amounts invested in the following mutual funds (all of which are provided under our qualified section 401(k) plan): Columbia Acorn Z, Europacific Growth R4, Stratton Small Cap Value, PIMCO Real Return CI D, Schwab PIMCO Total Return D, Schwab S&P 500 and Eaton Vance Large Cap Value A.

(9) Represents earnings and (losses) from amounts invested in the following mutual funds (all of which are provided under our qualified section 401(k) plan): Growth Fund of America R4, Europacific Growth R4, Oakmark Equity Income, PIMCO Real Return CI D, Vanguard Midcap Index Institutional, Schwab S&P 500 Index Fund, Columbia Acorn Z, and PIMCO Total Return D.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Transactions with Related Persons

For purposes of this section, an executive officer or a member of the board of directors or any family member of an executive officer or board member is referred to as a "related party." The board of directors considers, in consultation with the Nominating/Corporate Governance Committee, whether a transaction between a related party and the Company presents any inappropriate conflicts of interest or impairs the "independence" of any director, or both. Additionally, the following are prohibited unless expressly approved in advance by the disinterested members of the board of directors:

- transactions between the Company and any related party in which the related party has a material direct or indirect interest;
- employment by the Company of any sibling, spouse or child of an executive officer or a member of the board of directors, other than as expressly allowed under our employment policies; and
- any direct or indirect investment or other economic participation by a related party in any entity not publicly traded in which the Company has any direct or indirect investment or other economic interest.

Each independent director is required to promptly notify the chairman of the board of directors if any actual or potential conflict of interest arises between such member and the Company which may impair such member's independence. If a conflict exists and cannot be resolved, such member is required to submit to the board of directors written notification of such conflict of interest and an offer of resignation from the board of directors and each of the committees on which such member serves. The board of directors need not accept such offer of resignation; however, the submission of such offer of resignation provides the opportunity for the board of directors to review the appropriateness of the continuation of such individual's membership on the board of directors.

Members of the board of directors must recuse themselves from any discussion or decision that affects their personal, business, or professional interest. The non-interested members of the board of directors will consider and resolve any issues involving conflicts of interest of members of the board of directors.

Transactions with Related Persons

Our policies regarding transactions with related persons and other matters constituting potential conflicts of interest are contained in our Corporate Governance Guidelines and our Standards of Business Conduct which can be found on our website at http://investor.healthsouth.com.

Since January 1, 2009, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer or holder of more than 5% of our voting securities, or an immediate family member of any of the foregoing, had or will have a direct or indirect material interest.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock and 6.50% Series A Convertible Perpetual Preferred Stock as of March 8, 2010 (unless otherwise noted), for (1) each person who is known by us to own beneficially more than 5% of the outstanding shares of either class of our equity securities, (2) each director, (3) each executive officer named in the Summary Compensation Table, and (4) all of our current directors and executive officers as a group. The address of our directors and executive officers is c/o HealthSouth Corporation, 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243.

Name	Preferred Shares Beneficially Owned [(1)]	Common Shares Beneficially Owned [(1)]	Percent of Class [(2)]
Certain Beneficial Owners			
T. Rowe Price Associates, Inc.	-	8,418,407[(3)]	9.00%
BlackRock, Inc.	-	8,158,730[(4)]	8.72%
Morgan Stanley	-	6,774,456[(5)]	7.24%
Wellington Management Company, LLP	-	5,214,451[(6)]	5.57%
John S. Osterweis	36,615[(7)]	-	9.15%
Van Kampen Equity Income Fund	27,000[(8)]	-	6.75%
Management			
Edward A. Blechschmidt	-	40,309	*
John W. Chidsey	-	41,171	*
Dexanne B. Clohan, M.D.	-	48,768[(9)]	*
Donald L. Correll	-	30,764	*
Yvonne M. Curl	-	30,501	*
Charles M. Elson	-	36,524	*
Edmund M. Fay	-	16,018	*
Jay Grinney	-	1,385,319[(10)]	1.47%
Jon F. Hanson	-	81,567[(11)]	*
Leo I. Higdon, Jr.	-	30,934	*
John E. Maupin, Jr.	-	32,566	*
L. Edward Shaw, Jr.	-	51,027	*
Mark J. Tarr	-	176,944[(12)]	*
John P. Whittington	-	142,906[(13)]	*
John L. Workman	-	76,133[(14)]	*
All current directors and executive officers as a group (15 people)	-	2,221,451[(15)]	2.35%

* Less than 1%.

(1) According to the rules adopted by the SEC, a person is a beneficial owner of securities if the person or entity has or shares the power to vote them or to direct their investment or has the right to acquire beneficial ownership of such securities within 60 days through the exercise of an option, warrant or right, conversion of a security or otherwise. Unless otherwise indicated, each person or entity named in the table has sole voting and investment power, or shares voting and investment power, with respect to all shares of stock listed as owned by that person.

(2) The percentage of beneficial ownership is based upon 93,585,437 shares of common stock and 400,000 shares of 6.50% Series A Convertible Perpetual Preferred Stock outstanding as of March 8, 2010. Our 6.50% Series A Convertible Perpetual Preferred Stock is convertible at any time at the option of the holders into an aggregate of 13,114,760 shares of common stock, provided that at our election, we may deliver cash in lieu of some or all of the shares otherwise deliverable.

(3) Based on a Schedule 13G/A filed with the SEC on February 12, 2010, T. Rowe Price Associates, Inc. and an affiliate reported, as of December 31, 2009, voting and investment power as follows: T. Rowe Price Associates, Inc. (investment adviser) – sole voting power for 1,452,037 shares and sole investment power for 8,418,407 shares; and T. Rowe Price Mid-Cap Value Fund, Inc. (investment company) – sole voting and investment power for 6,929,670 shares (such shares are included in the investment adviser's total). For purposes of the reporting requirements under the Exchange Act, Price Associates is deemed to be a beneficial owner of the securities above; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. These holders are located at 100 E. Pratt Street, Baltimore, Maryland 21202.

(4) Based on a Schedule 13G/A filed with the SEC on January 29, 2010, BlackRock, Inc. (parent holding company/control person), on behalf of a group including BlackRock Asset Management Japan Limited, BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Asset Management Australia Limited, BlackRock Advisors, LLC, BlackRock Capital Management, Inc., BlackRock Investment Management, LLC, BlackRock Investment Management (Australia) Limited, BlackRock (Luxembourg) S.A., BlackRock International Ltd, BlackRock Investment Management UK Ltd and State Street Research & Management Co. reported that, as of December 31, 2009, the group is the beneficial owner of 8,158,730 shares, with sole voting and investment power for 8,158,730 shares. This holder is located at 40 East 52nd Street, New York, New York 10022.

(5) Based on a Form 13G/A filed with the SEC on February 12, 2010, Morgan Stanley (parent holding company/control person and corporation) reported, as of December 31, 2009, sole voting power for 6,774,456 shares and sole investment power for 6,774,456 shares. This holder is located at 1585 Broadway, New York, New York 10036.

(6) Based on a Schedule 13G/A filed with the SEC on February 12, 2010, Wellington Management Company, LLP (investment adviser) reported, as of December 31, 2009, shared voting power for 4,213,174 shares and shared investment power for 5,214,451 shares. This holder is located at 75 State Street, Boston, Massachusetts 02109.

(7) Based on a Schedule 13G filed with the SEC on February 16, 2010, Osterweis Capital Management, Inc. and affiliates reported, as of December 31, 2009, voting and investment power with respect to our 6.50% Series A Convertible Perpetual Preferred Stock as follows: Osterweis Capital Management, Inc. (investment adviser) – sole voting and investment power for 4,005 shares; Osterweis Capital Management, LLC (investment adviser) – sole voting power for 32,285 shares and sole investment power for 32,610 shares; and John S. Osterweis (parent holding company/control person) – sole voting power for 36,290 shares and sole investment power for 36,615 shares. These holders are located at One Maritime Plaza, Suite 800, San Francisco, California 94111.

(8) Based on holdings reported on Bloomberg Finance L.P. on December 31, 2009. This holder is located at One Parkview Plaza, Oakbrook Terrace, Illinois 60181.

(9) Includes 21,000 shares issuable upon exercise of options.

(10) Includes 804,795 shares issuable upon exercise of options.

(11) Includes 10,000 shares issuable upon exercise of options, 12,200 shares held in trust over which Mr. Hanson has investment power, and 6,000 shares held by his spouse.

(12) Includes 124,547 shares issuable upon exercise of options.

(13) Includes 69,051 shares issuable upon exercise of options.

(14) Mr. Workman resigned effective November 17, 2009. Pursuant to the terms of the applicable benefit plans and award agreements, all unvested stock options and restricted shares held by Mr. Workman as of November 17, 2009 were forfeited and canceled, as applicable, and all vested, unexercised stock options expired on February 15, 2009.

(15) Includes 1,029,393 shares issuable upon exercise of options.

We know of no arrangements, the operation of which may at a subsequent date result in the change of control of HealthSouth.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, requires our directors, executive officers and holders of more than 10% of our common stock to file reports with the SEC regarding their ownership and changes in ownership of our securities. We believe, based on our review of the copies of Forms 3, 4, and 5, and amendments thereto, and written representations of our directors, executive officers and more than 10% stockholders, that, during fiscal 2009, our directors, executive officers and more than 10% stockholders complied with all Section 16(a) filing requirements on a timely basis.

EXECUTIVE OFFICERS

The following table lists all of our executive officers. Each of our executive officers will hold office until his successor is elected and qualified, or until his earlier resignation or removal.

Name	Age	Position	Since
Jay Grinney	59	President and Chief Executive Officer; Director	5/10/2004
Mark J. Tarr	47	Executive Vice President – Operations	10/1/2007[1]
John P. Whittington	62	Executive Vice President, General Counsel and Corporate Secretary	10/19/2006
Edmund M. Fay	43	Senior Vice President and Treasurer	3/1/2008[2]
Andrew L. Price	43	Chief Accounting Officer	10/22/2009[3]
Dexanne B. Clohan, M.D.	60	Chief Medical Officer and Senior Vice President	4/24/2006

(1) Effective retroactively (for compensation purposes) to the beginning of the second quarter of 2007 in recognition that he had been functioning in that capacity since that time.

(2) Mr. Fay assumed this position on March 3, 2008 and became the acting principal financial officer on November 17, 2009 in connection with the resignation of Mr. Workman as the chief financial officer.

(3) Our board of directors appointed Mr. Price as the chief accounting officer in connection with the resignation of Mr. Workman who, among his other duties, acted as principal accounting officer.

There are no family relationships or other arrangements or understandings known to us between any of the executive officers listed above and any other person pursuant to which he or she was or is to be selected as an officer, other than any arrangements or understandings with officers of HealthSouth acting solely in their capacities as such.

Executive Officers Who Are Not Also Directors

Mark J. Tarr—Executive Vice President, Operations

Mr. Tarr was named Executive Vice President of our operations on October 1, 2007. Mr. Tarr joined us in 1993, and has held various management positions with us, including serving as a President of our inpatient division from 2004 to 2007, as Senior Vice President with responsibility for all inpatient operations in Texas, Louisiana, Arkansas, Oklahoma, and Kansas from 1997 to 2004, as Director of Operations of our 80-bed rehabilitation hospital in Nashville, Tennessee from 1994 to 1997, and as Chief Executive Officer/Administrator of our 70-bed rehabilitation hospital in Vero Beach, Florida from 1992 to 1994.

John P. Whittington—Executive Vice President, General Counsel and Corporate Secretary

Mr. Whittington was named Executive Vice President, General Counsel and Corporate Secretary on October 19, 2006, having served as Interim General Counsel and Corporate Secretary since July 26, 2006. Prior to joining us, Mr. Whittington was a partner of the law firm Bradley Arant Boult Cummings LLP, which is based in Birmingham, Alabama. He chaired the Restructuring and Reorganization Practice Group at Bradley Arant from 1990 to 2005. Since 1990, he has served as adjunct professor at Cumberland School of Law, Samford University, located in Birmingham, Alabama. He is a member of the Birmingham Bar Association and the Alabama State Bar and is a member of the American Bar Association.

Edmund M. Fay—Senior Vice President and Treasurer

Mr. Fay joined HealthSouth in 2008 as Senior Vice President and Treasurer. Mr. Fay has more than 15 years of experience in financial services specializing in corporate development, mergers and acquisitions, bank treasury management, fixed income and capital markets products. Prior to joining HealthSouth, he served in various positions at Regions Financial Corporation, including Executive Vice President of Strategic Planning/Mergers and Acquisitions, Senior Vice President and Senior Treasury Officer, from 2001 to 2008. Prior to 2001, he also has held vice president positions at Wachovia Corporation for asset and liability management and at J.P. Morgan & Company, Inc. for global treasury and capital management.

Andrew L. Price—Chief Accounting Officer

Mr. Price was named Chief Accounting Officer in October 2009 and has held various management positions with us since joining the Company in June 2004 including Senior Vice President of Accounting and Vice President of Operations Accounting. Prior to joining us, Mr. Price served as Senior Vice President and Corporate Controller of Centennial HealthCare Corp, an Atlanta-based operator of skilled nursing centers and home health agencies, from 1996 to 2004, and as a Manager in the Atlanta audit practice of BDO Seidman, LLC. Mr. Price is a certified public accountant and member of the American Institute of Certified Public Accountants.

Dexanne B. Clohan—Chief Medical Officer and Senior Vice President

Dr. Clohan, a board-certified physical medicine and rehabilitation physician, was named Chief Medical Officer and Senior Vice President on April 24, 2006. From 2002 to 2006, Dr. Clohan served as Medical Director, National Accounts, for Aetna, Inc., and from 1998 to 2002, she served as a Medical Director for Aetna and its predecessor Prudential Healthcare. In these roles, she represented one of the largest national health insurance companies to practicing physicians and to large employers with responsibilities ranging from quality and accreditation to benefit design consultation. Dr. Clohan's prior experience includes her clinical practice at an inpatient rehabilitation hospital in Southern California and her service in health policy and advocacy positions, including Director of Congressional Affairs for the American Medical Association. She currently co-chairs the Clinical Quality Improvement Committee of the American Academy of Physical Medicine and Rehabilitation and the Quality Task Force of the American Medical Rehabilitation Providers Association and is active in other professional associations. Dr. Clohan serves on the boards of the Foundation for Physical Medicine and Rehabilitation and the Arthritis Foundation, Southeast Region.

GENERAL INFORMATION

Other Business

We know of no other matters to be submitted at the annual meeting. By submitting the proxy, the stockholder authorizes the persons named on the proxy to use their discretion in voting on any matter brought before the annual meeting.

Annual Report to Stockholders

A copy of our annual report to stockholders for the fiscal year ended December 31, 2009 is being mailed concurrently with this proxy statement to all stockholders entitled to notice of and to vote at the annual meeting. Our annual report to stockholders is not incorporated into this proxy statement and will not be deemed to be solicitation material. A copy of our 2009 Form 10-K is available without charge from the "Investors" section of our website at http://investor.healthsouth.com. Our 2009 Form 10-K is also available in print to stockholders without charge and upon request, addressed to HealthSouth Corporation, 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243, Attention: Investor Relations.

Voting Assistance

If you have any questions, or need assistance in voting your shares, please contact:

Broadridge Financial Solutions, Inc.
Telephone: 1-866-450-8471

Proposals for 2011 Annual Meeting of Stockholders

Any proposals that our stockholders wish to have included in our proxy statement and form of proxy for the 2011 annual meeting of stockholders must be received by us no later than the close of business on December 6, 2010, and must otherwise comply with the requirements of Rule 14a-8 of the Exchange Act in order to be considered for inclusion in the 2011 proxy statement and form of proxy.

You may also submit a proposal without having it included in our proxy statement and form of proxy, but we need not submit such a proposal for consideration at the annual meeting if it is considered untimely. In accordance with Section 2.9 of our Bylaws, to be timely your proposal must be delivered to or mailed and received at our principal executive offices on or after January 6, 2011, and not later than February 5, 2011; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after anniversary date of this year's annual meeting, your proposal, in order to be timely, must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

All stockholder proposals must be in the form set forth in Section 2.9 of our Bylaws and must be addressed to HealthSouth Corporation, 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243, Attention: corporate secretary. Section 2.9 of our Bylaws requires, among other things, that the proposal must set forth:

(1) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting that business at the annual meeting;

(2) the name and record address of the stockholder giving notice and the beneficial owner, if any, on whose behalf the proposal is being made such person;

(3) the class or series and number of shares of our capital stock which are owned beneficially or of record by that person or persons and any affiliate or associate;

(4) the name of each nominee holder of all shares of our capital stock owned beneficially and the number of such shares of stock held by each nominee holder;

(5) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of that person or persons, or any affiliate or associate, with respect to a security issued by us;

(6) whether and the extent to which any other transaction, agreement, arrangement or understanding has been made by or on behalf of that person or persons, or any affiliate or associate, that would mitigate loss to, or to manage risk or benefit of price changes for, that person or persons, or any affiliate or associate, or increase or decrease the voting power or pecuniary or economic interest of that person or persons, or any affiliate or associate, with respect to a security issued by us;

(7) a description of all agreements, arrangements or understandings between that person or persons, or any affiliate or associate, and any other person or persons (including their names) in connection with the proposal and any material interest of the other person or persons, or any affiliate or associate, in the business being proposed, including any anticipated benefits;

(8) a representation that the stockholder giving notice intends to appear in person or by proxy at the annual meeting to bring such business before the meeting; and

(9) any other information relating to that person or persons that would be required to be disclosed in a proxy statement with respect to the proposed business to be brought by such person before the annual meeting.

A stockholder proposing business for the annual meeting must update and supplement the notice required by Section 2.9 of our Bylaws so that the information in the notice is true and correct as of the record date(s) for determining the stockholders entitled to receive notice of and to vote at the annual meeting. Any stockholder that intends to submit a proposal should read the entirety of the requirements in Section 2.9 of our Bylaws which can be found in the "Corporate Governance" section of our website at http://investor.healthsouth.com.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission File Number 001-10315

HealthSouth Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware **(State or Other Jurisdiction of Incorporation or Organization)**	**63-0860407** **(I.R.S. Employer Identification No.)**
3660 Grandview Parkway, Suite 200 **Birmingham, Alabama** **(Address of Principal Executive Offices)**	**35243** **(Zip Code)**

(205) 967-7116
(Registrant's telephone number)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-Accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $1.6 billion. For purposes of the foregoing calculation only, executive officers and directors of the registrant have been deemed to be affiliates. There were 93,302,876 shares of common stock of the registrant outstanding, net of treasury shares, as of February 12, 2010.

DOCUMENTS INCORPORATED BY REFERENCE

The definitive proxy statement relating to the registrant's 2010 annual meeting of stockholders is incorporated by reference in Part III to the extent described therein.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains historical information, as well as forward-looking statements that involve known and unknown risks and relate to future events, our business strategy, our future financial performance, or our projected business results. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "targets," "potential," or "continue" or the negative of these terms or other comparable terminology. Such forward-looking statements are necessarily estimates based upon current information and involve a number of risks and uncertainties, many of which are beyond our control. Actual events or results may differ materially from the results anticipated in these forward-looking statements as a result of a variety of factors. Any forward-looking statement is based on information current as of the date of this report and speaks only as of the date on which such statement is made. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us include, but are not limited to, the following:

- each of the factors discussed in Item 1A, *Risk Factors*;
- uncertainties and factors discussed elsewhere in this Form 10-K, in our other filings from time to time with the SEC, or in materials incorporated therein by reference;
- changes or delays in, or suspension of, reimbursement for our services by governmental or private payors, including our ability to obtain and retain favorable arrangements with third-party payors;
- changes in the regulations of the healthcare industry at either or both of the federal and state levels;
- our ability to attract and retain nurses, therapists, and other healthcare professionals in a highly competitive environment with often severe staffing shortages and the impact on our labor expenses from potential union activity and staffing shortages;
- competitive pressures in the healthcare industry and our response to those pressures;
- our ability to successfully access the credit markets on favorable terms; and
- general conditions in the economy and capital markets.

The cautionary statements referred to in this section also should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. We undertake no duty to update these forward-looking statements, even though our situation may change in the future. Furthermore, we cannot guarantee future results, events, levels of activity, performance, or achievements.

PART I

Item 1. Business

Overview of the Company

General

HealthSouth Corporation was organized as a Delaware corporation in February 1984. As used in this report, the terms "HealthSouth," "we," "us," "our," and the "Company" refer to HealthSouth Corporation and its consolidated subsidiaries, unless otherwise stated or indicated by context. In addition, we use the term "HealthSouth Corporation" to refer to HealthSouth Corporation alone wherever a distinction between HealthSouth Corporation and its subsidiaries is required or aids in the understanding of this filing. Our principal executive offices are located at 3660 Grandview Parkway, Birmingham, Alabama 35243, and the telephone number of our principal executive offices is (205) 967-7116. In addition to the discussion here, we encourage you to read Item 1A, *Risk Factors*, Item 2, *Properties,* and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, which highlight additional considerations about HealthSouth.

We are the nation's largest provider of inpatient rehabilitative healthcare services in terms of revenues, number of hospitals, and patients treated and discharged. In order to focus on this core business and to reduce the excessive amount of debt incurred by the Company's previous management, we completed a strategic repositioning in 2007 when we divested our surgery centers, outpatient, and diagnostic divisions. For a discussion of the divestitures, see Note 18, *Assets Held for Sale and Results of Discontinued Operations*, to the accompanying consolidated financial statements. We operate 93 inpatient rehabilitation hospitals (including 3 joint venture hospitals which we account for using the equity method of accounting), 6 freestanding long-term acute care hospitals ("LTCHs"), 40 outpatient rehabilitation satellites (operated by our hospitals, including one joint venture satellite), and 25 licensed, hospital-based home health agencies. As of December 31, 2009, our inpatient rehabilitation hospitals and LTCHs had 6,572 licensed beds. Our inpatient rehabilitation hospitals are located in 26 states and Puerto Rico, with a concentration of hospitals in Texas, Pennsylvania, Florida, Tennessee, Alabama, and Arizona. For additional detail on our hospitals and selected operating data, see the table in Item 2, *Properties,* and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Results of Operations." In addition to HealthSouth hospitals, we manage six inpatient rehabilitation units through management contracts.

Our consolidated *Net operating revenues* approximated $1.9 billion, $1.8 billion, and $1.7 billion for the years ended December 31, 2009, 2008, and 2007, respectively. For 2009, approximately 91% of our *Net operating revenues* came from inpatient services and approximately 9% came from outpatient services and other revenue sources (see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Results of Operations"). During 2009, our inpatient rehabilitation hospitals treated and discharged almost 113,000 patients.

Our inpatient rehabilitation hospitals offer specialized rehabilitative care across a wide array of diagnoses and deliver comprehensive, high-quality, cost-effective patient care services. The majority of patients we serve experience significant physical disabilities due to medical conditions, such as strokes, hip fractures, head injury, spinal cord injury, and neurological disorders, that are non-discretionary in nature and which require rehabilitative healthcare services in an inpatient setting. Our team of highly skilled physicians, nurses, and physical, occupational, and speech therapists utilize the latest in equipment and techniques to return patients to home and work. Patient care is provided by nursing and therapy staff as directed by a physician order. Internal case managers monitor each patient's progress and provide documentation of patient status, achievement of goals, discharge planning, and functional outcomes. Our inpatient rehabilitation hospitals provide a comprehensive interdisciplinary clinical approach to treatment that leads to what we believe is a higher level of care and superior outcomes. Our LTCHs provide medical treatment to patients with chronic diseases and/or complex medical conditions. In order for a hospital to qualify as an LTCH, Medicare patients discharged from the hospital in any given cost reporting year must have an average length-of-stay in excess of 25 days.

Competitive Strengths

As the nation's largest provider of inpatient rehabilitative healthcare services and with our business focused primarily on those services, we believe we differentiate ourselves from our competitors in the following ways:

- *People.* We believe our 22,000 employees, in particular our highly skilled clinical staff, share a steadfast commitment to providing outstanding rehabilitative care to patients across the country. Because of the value and importance we attribute to our clinical staff, we work very hard to reduce our turnover rates. We also undertake significant efforts to ensure our clinical and support staff maintains the education and training necessary to provide the highest quality rehabilitative care in a cost-effective manner.

- *Quality.* Our hospitals provide a broad base of clinical experience from which we have developed clinical best practices and protocols. We believe these clinical best practices and protocols help ensure the delivery of consistently high-quality rehabilitative healthcare services across all of our hospitals.

- *Efficiency and Cost Effectiveness.* Our size helps us provide inpatient rehabilitative healthcare services on a cost-effective basis. Specifically, because of our large number of inpatient hospitals, we can utilize proven staffing models and take advantage of certain supply chain efficiencies. We have also developed a program called "TeamWorks," which is an operations-focused initiative using identified "best practices" to reduce inefficiencies and improve performance across a wide spectrum of operational areas.

- *Technology.* As a market leader in inpatient rehabilitation, we have devoted substantial effort and expertise to leveraging rehabilitative technology. For example, we have developed an innovative therapeutic device called the "AutoAmbulator," which can help advance the rehabilitative process for patients who experience difficulty walking. Technology instituted in our facilities allows us to effectively treat patients with a wide variety of significant physical disabilities.

Patients and Demographic Trends

Demographic trends, such as population aging, will affect long-term growth in healthcare spending. While we treat patients of all ages, most of our patients are persons 65 and older. We believe the demand for inpatient rehabilitative healthcare services will increase as the U.S. population ages and life expectancies increase. In addition, the number of Medicare "compliant patients" (i.e., a patient who qualifies for inpatient rehabilitative care under Medicare rules) is expected to grow approximately 2% per year for the foreseeable future, creating an attractive market. We believe these market factors align with our strengths in and focus on inpatient rehabilitative care. Unlike many of our competitors that may offer inpatient rehabilitation as one of many secondary services, inpatient rehabilitation is our core business.

Strategy

As a result of the significant credit market disruptions in late 2008 and the continuing market volatility throughout 2009, we focused our 2009 strategy on:

- strengthening our balance sheet by reducing our long-term debt and improving our leverage,

- providing high-quality, cost-effective care,

- enhancing the operations of our inpatient rehabilitation hospitals,

- sustaining discharge growth and increasing market share, and

- expanding our inpatient rehabilitation business with disciplined development.

During 2009, we reduced our total debt outstanding by approximately $151 million. Our progress improving our leverage and liquidity was confirmed when Moody's upgraded our corporate credit rating to B2, allowing the spread on our term loan to be reduced by 25 basis points effective June 10, 2009. Standard and Poor's moved our outlook to "positive" from "stable." In addition to our debt reduction, we improved our overall debt profile by refinancing senior notes, extending a portion of our term loan, and amending other terms of our credit agreement. On October 23, 2009, we amended our credit agreement to, among other things:

- convert $300 million of outstanding term loans into a new class of term loans with an extension of the maturity to September 2015 and a 150 basis point step up in interest rate;
- permit future extensions of all or a portion of the term loans, revolving credit facility, and synthetic letter of credit commitments, subject to certain restrictions;
- permit issuance of senior notes, both secured, on a *pari passu* basis with indebtedness incurred under our credit agreement, and unsecured; and
- make other changes, including increasing certain baskets under the restrictive covenants, that are more consistent with our financial position.

On December 15, 2009, we completed a refinancing transaction in which we issued $290.0 million of 8.125% Senior Notes due 2020 and tendered for and redeemed the remaining $329.6 million of our outstanding Floating Rate Senior Notes due 2014. The refinancing transaction reduced debt, extended debt maturities, and reduced floating interest rate exposure.

We do not face near-term refinancing risk. Under our term loan facility, one tranche of $452.0 million of outstanding principal matures in 2013, and the other tranche of $299.3 million of outstanding principal matures in 2015. The majority of our outstanding bonds, with a principal outstanding of $500.6 million, will not mature until 2016, with another $290.0 million not due until 2020. Our revolving credit facility, under which no amounts were outstanding as of December 31, 2009, does not expire until 2012. For a more detailed discussion of these transactions, our debt profile, leverage and liquidity, see Item 1A, *Risk Factors*; Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Liquidity and Capital Resources;" Note 2, *Liquidity*, to the accompanying consolidated financial statements; and Note 8, *Long-term Debt*, to the accompanying consolidated financial statements.

Our development projects during 2009 included: opening a new, 40-bed freestanding inpatient rehabilitation hospital in Mesa, Arizona in the third quarter; beginning construction on our new, 40-bed inpatient rehabilitation hospital in Loudoun County, Virginia; and announcing that our joint venture with Wellmont Health System received a certificate of public need to open a new, 25-bed inpatient rehabilitation hospital in Bristol, Virginia, on which we will begin construction in early 2010. We expect operations to commence in those Virginia locations in the second and third quarters of 2010, respectively. In addition, we acquired an inpatient rehabilitation unit in Altoona, Pennsylvania through a newly formed joint venture and relocated its operations to one of our hospitals and acquired a 23-bed inpatient rehabilitation unit in Little Rock, Arkansas through an existing joint venture in which we participate.

For 2010, we will continue to focus on providing high-quality, cost-effective care and finding efficiencies in our cost structure at both the corporate and operational levels. We intend to continue to strengthen our balance sheet and reduce leverage through improved operational performance. Our growth strategy in 2010 will focus on organic growth, including increasing the bed capacity in our hospitals and pursuing disciplined development opportunities in new markets through, for example, strategic joint ventures and potential acquisitions of inpatient rehabilitation hospitals or units. We believe the changes made to our credit agreement and debt profile in the fourth quarter of 2009 provide us with greater flexibility to execute our business plan, including the growth component. For additional discussion of our strategy and business outlook, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Executive Overview."

Employees

As of December 31, 2009, we employed approximately 22,000 individuals, of whom approximately 14,000 were full-time employees. We are subject to various state and federal laws that regulate wages, hours, benefits, and other terms and conditions relating to employment. Except for approximately 70 employees at one inpatient rehabilitation hospital (about 17% of that hospital's workforce), none of our employees are represented by a labor union. We are not aware of any current activities to organize our employees at other hospitals. We believe our relationship with our employees is good. Like most healthcare providers, our labor costs are rising faster than the general inflation rate. In some markets, the lack of availability of nurses and other medical support personnel has become a significant operating issue to healthcare providers. To address this challenge, we will continue to focus on improving our retention, recruiting, compensation programs, and productivity. The shortage of nurses and other medical support personnel, including physical therapists, may require us to increase utilization of more expensive temporary personnel.

Competition

The inpatient rehabilitation industry is highly fragmented, and we have no single, similar direct competitor. Our inpatient rehabilitation hospitals compete primarily with rehabilitation units, many of which are within acute care hospitals, and skilled nursing facilities in the markets we serve. Our LTCHs compete with other LTCHs or, in some cases, rehabilitation hospitals and skilled nursing facilities in the markets we serve. For a list of our markets by state, see the table in Item 2, *Properties.* Several smaller privately-held companies compete with us primarily in select geographic markets in Texas and the West. In addition, there are public companies that own primarily LTCHs but also own a small number of inpatient rehabilitation facilities. There is one public company that manages the operations of inpatient rehabilitation facilities and LTCHs as part of its business model. Because of the attractiveness of the industry, other providers of post acute-care services may also become competitors in the future. For example, over the past few years, the number of nursing homes marketing themselves as rehabilitation providers has increased. The competitive factors in any given market include the quality of care and service provided, the treatment outcomes achieved, and the presence of physician-owned providers. Additionally, for a discussion regarding the effects of certificate of need requirements on competition in some states, see the "Regulation—Certificates of Need" section below.

We rely significantly on our ability to attract, develop, and retain nurses, therapists, and other clinical personnel for our hospitals. We compete for these professionals with other healthcare companies, hospitals, and potential clients and partners. In addition, physicians and others have opened inpatient rehabilitation hospitals in direct competition with us, particularly in states in which a certificate of need is not required to build a hospital, which has occasionally made it more difficult and expensive to hire the necessary personnel for our hospitals in those markets.

Healthcare Reform

The healthcare industry always has been a highly regulated industry, and the inpatient rehabilitation segment is no exception. Successful healthcare providers are those who provide high-quality care and have the capabilities to adapt to changes in the regulatory environment. We believe we have the necessary capabilities – scale, infrastructure, and management – to adapt and succeed in a highly regulated industry, and we have a proven track record of being able to do so.

President Obama has identified healthcare reform as a major domestic priority, and Congress is devoting considerable effort to drafting healthcare reform legislation. At the time of this writing, no specific healthcare reform legislation has been adopted, but the U.S. Senate and House of Representatives have passed healthcare reform bills. The terms of those bills differ significantly, and we are unable to predict what form final legislation will take, if enacted. We have been, and will continue to be, actively engaged in the legislative process to ensure that any healthcare reform adopted promotes our goals of high-quality, cost-effective care.

Many issues are being discussed within the context of healthcare reform, several of which could have an impact on our business. The three issues with the greatest potential impact are: (1) reducing annual adjustments to Medicare payment rates, or "market basket updates," to providers, (2) combining, or "bundling," acute care hospital and post-acute Medicare reimbursement at some point in the future, and (3) creating an Independent Medicare Advisory Board.

With respect to future reductions to market basket updates, and as previously noted, while no specific healthcare legislation has been adopted at this time, the healthcare reform bills that have been passed by both the U.S. Senate and House include reductions to market basket updates. While we cannot be certain of the net effect of these potential market basket reductions, or if they will be enacted, we will be working with other providers, as well as other interested parties, to help ensure they do not compromise our ability to provide high-quality services to the patients we serve.

The probability of enacting a "bundled" payment system is difficult to predict at this time. The major healthcare reform bills being contemplated currently by Congress include provisions to examine the feasibility of bundling, including the potential for a voluntary bundling pilot program to test and evaluate alternative payment methodologies. We will continue to work with the acute hospital and post-acute care provider communities on this important issue.

There has also been discussion of establishing an Independent Medicare Advisory Board that would be charged with presenting proposals to Congress to reduce Medicare expenditures upon the occurrence of Medicare expenditures exceeding a certain level. At this point, it is difficult to determine whether an Independent Medicare Advisory Board will be enacted into law, and, if so, how it would function. Similar to the reform issues discussed above, we will continue to work with other providers, as well as other parties who have a vested interest, to help ensure they do not compromise our ability to provide high-quality services to the patients we serve.

Sources of Revenues

We receive payment for patient care services from the federal government (primarily under the Medicare program), managed care plans and private insurers, and, to a considerably lesser degree, state governments (under their respective Medicaid or similar programs) and directly from patients. Revenues and receivables from Medicare are significant to our operations. In addition, we receive relatively small payments for non-patient care activities from various sources. The following table identifies the sources and relative mix of our revenues for the periods stated:

	For the Year Ended December 31,		
	2009	**2008**	**2007**
Medicare	67.9%	67.2%	67.8%
Medicaid 2.	1%	2.2%	2.0%
Workers' compensation	1.6%	2.1%	2.3%
Managed care and other discount plans	23.1%	22.4%	20.5%
Other third-party payors	2.7%	3.5%	4.0%
Patients 1.	2%	1.0%	1.1%
Other income	1.4%	1.6%	2.3%
Total 10	0.0%	100.0%	100.0%

Our hospitals offer discounts from established charges to certain group purchasers of healthcare services that are included in "Managed care and other discount plans" in the table above, including private insurance companies, employers, health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs") and other managed care plans. Medicare, through its Medicare Advantage program, offers Medicare-eligible individuals an opportunity to participate in a managed care plan. The Medicare Advantage revenues are also included in "Managed care and other discount plans" in the table above.

Patients are generally not responsible for the difference between established gross charges and amounts reimbursed for such services under Medicare, Medicaid, and other private insurance plans, HMOs, or PPOs but are responsible to the extent of any exclusions, deductibles, copayments, or coinsurance features of their coverage. The amount of such exclusions, deductibles, copayments, and coinsurance has been increasing each year. Collection of amounts due from individuals is typically more difficult than from governmental or third-party payors.

Medicare Reimbursement

Medicare is a federal program that provides certain hospital and medical insurance benefits to persons aged 65 and over, some disabled persons, and persons with end-stage renal disease. Medicare, through statutes and regulations, establishes reimbursement methodologies and rates for various types of healthcare facilities and services, and, from time to time, these methodologies and rates can be modified by the United States Congress or the United States Centers for Medicare and Medicaid Services ("CMS"). In some instances, these modifications can have a substantial impact on existing healthcare providers. In accordance with Medicare laws and statutes, CMS makes annual adjustments to Medicare payment rates in many prospective payment systems, including the inpatient rehabilitation facility prospective payment system (the "IRF-PPS") under what is commonly known as a "market basket update." Each year, the Medicare Payment Advisory Commission ("MedPAC"), an independent

Congressional agency that advises Congress on issues affecting Medicare, makes payment policy recommendations to Congress for a variety of Medicare payment systems including the IRF-PPS. However, Congress is not obligated to adopt MedPAC recommendations, and, based on outcomes in previous years, there can be no assurance that Congress will adopt MedPAC's recommendations in a given year. In the case of the IRF-PPS, unless Congress changes the law, CMS is required to adjust the payment rates based on a market basket index, known as the rehabilitation, psychiatric, and long-term care hospital market basket. The market basket update is designed to reflect changes over time in the prices of an appropriate mix of goods and services included in covered services provided by rehabilitation hospitals and hospital-based inpatient rehabilitation units. The market basket uses data furnished by the Bureau of Labor Statistics for price proxy purposes, primarily in three categories: Producer Price Indexes, Consumer Price Indexes, and Employment Cost Indexes. The Medicare, Medicaid and State Children's Health Insurance Program (SCHIP) Extension Act of 2007 (the "2007 Medicare Act") included an elimination of the IRF-PPS market basket adjustment for the period from April 1, 2008 through September 30, 2009 causing a reduction in the pricing of services eligible for Medicare reimbursement to a pricing level that existed in the third quarter of 2007, or a Medicare pricing "roll-back," which resulted in a decrease in actual reimbursement dollars per discharge despite increases in costs.

On August 7, 2009, CMS published in the federal register the fiscal year 2010 notice of final rulemaking for the IRF-PPS. This rule contains Medicare pricing changes as well as new coverage requirements, including requirements for preadmission screening, post-admission evaluations, and individualized treatment planning that emphasize the role of physicians in ordering and overseeing patient care. The pricing changes are effective for Medicare discharges between October 1, 2009 and September 30, 2010 and include a 2.5% market basket update, which is the first market basket update we have received in 18 months. We have analyzed the other aspects of the CMS pricing changes and believe the remaining pricing changes will have a neutral to slightly positive impact on our *Net operating revenues*. In addition, the new rules include supplemental documentation requirements, including submission of patient assessment data on Medicare Advantage patients. The new coverage requirements under the rule apply to discharges occurring on or after January 1, 2010. Prior to the new rule, our clinical and business models incorporated many of the new requirements, so these changes have not resulted in material modifications to the way we admit or treat patients. We have undertaken efforts to educate and train our employees on compliance with these new requirements, including producing a comprehensive compliance guide. Although these new requirements have only been in effect for a short time, we believe we are in compliance with them. If we experience unexpected difficulty in complying with the new coverage requirements, the corresponding claims for our services may be denied in whole or in part which could have an adverse effect on our results of operations and cash flows.

Currently, Congress is considering legislation that includes reductions in market basket updates to the Medicare payment rates. See the "Healthcare Reform" section above. We cannot predict the adjustments, if any, to Medicare payment rates that Congress or CMS may make. Congress, MedPAC, and CMS will continue to address reimbursement rates for a variety of healthcare settings. Any downward adjustment to rates, or another pricing roll-back, for the types of facilities we operate could have a material adverse effect on our business, financial position, results of operations, and cash flows.

On January 16, 2009, CMS approved final rules that require healthcare providers to update and supplement diagnosis and procedure codes to the International Classification of Diseases 10th Edition, effective October 1, 2013, and make related changes to the formats used for certain electronic transactions, effective January 1, 2012. At this time, we cannot predict how these changes will affect us.

A basic summary of current Medicare reimbursement in our primary service areas follows:

Inpatient Rehabilitation Hospitals. Our hospitals receive Medicare reimbursements under the IRF-PPS. As discussed above, our hospitals receive fixed payment amounts per discharge under the IRF-PPS based on certain rehabilitation impairment categories established by the United States Department of Health and Human Services. With the IRF-PPS, our hospitals retain the difference, if any, between the fixed payment from Medicare and their operating costs. Thus, our hospitals benefit from being high-quality, cost-effective providers.

Over the last several years, changes in regulation governing inpatient rehabilitation reimbursement have created a challenging operating environment for inpatient rehabilitative healthcare services. Many of these changes have resulted in limitations on, and in some cases, reductions in, the levels of payments to healthcare providers. For example, on May 7, 2004, CMS issued a final rule, known as the "75% Rule," stipulating that to qualify as an inpatient rehabilitation hospital under the Medicare program a facility must show that a certain percentage of its patients are treated for at least one of a specified and limited list of medical conditions. Under the 75% Rule, any inpatient rehabilitation hospital that failed to meet its requirements would be subject to prospective reclassification as an acute care hospital, with lower acute care payment rates for rehabilitative services.

On December 29, 2007, the 2007 Medicare Act was signed, permanently setting the compliance threshold at 60% instead of 75% and allowing hospitals to continue using a patient's secondary medical conditions, or "comorbidities," to determine whether a patient qualifies for inpatient rehabilitative care under the rule. The long-term impact of the freeze at the 60% compliance threshold is positive because it allowed patient volumes to stabilize. In 2009, increased patient volumes resulting, we believe, from both our focus on standardizing sales and marketing efforts and the fact that more patients now have access to our high-quality, cost-effective inpatient rehabilitative healthcare services offset the negative impact of the pricing roll-back that expired September 30, 2009.

Although reductions or changes in reimbursement from governmental or third-party payors and regulatory changes affecting our business represent the most significant challenges to our business, our operations are also affected by coverage rules and determinations. Medicare providers like us can be negatively affected by the adoption of coverage policies, either at the national or local level, that determine whether an item or service is covered and under what clinical circumstances it is considered to be reasonable, necessary, and appropriate. The new CMS coverage rules discussed above and effective as of January 1, 2010 require inpatient rehabilitation services to be ordered by a qualified rehabilitation physician and be coordinated by an interdisciplinary team meeting prescribed by the rules. The interdisciplinary team must meet weekly to review patient status and make any needed adjustments to the individualized plan of care. Qualified personnel must provide required rehabilitation nursing, physical therapy, occupational therapy, speech-language pathology, social services, psychological services, and prosthetic and orthotic services. CMS has also noted that it is considering specific standards governing the use of group therapies. For individual claims, Medicare contractors make coverage determinations regarding medical necessity which can represent more restrictive interpretations of the CMS coverage rules. We cannot predict how these new CMS coverage rules or any new local coverage determinations will affect us.

On December 8, 2003, The Medicare Modernization Act of 2003 authorized CMS to conduct a demonstration program known as the Medicare Recovery Audit Contractor ("RAC") program. This demonstration was first initiated in three states (California, Florida, and New York) and authorizes CMS to contract with private companies to conduct claims and medical record audits. These audits are in addition to those conducted by existing Medicare contractors, and the contracted RACs are paid a percentage of the overpayments recovered. On December 20, 2006, the Tax Relief & Health Care Act of 2006 directed CMS to expand the RAC program to the rest of the country by 2010. The new RACs were announced on October 6, 2008, and the RACs began their audit processes in late 2009 for providers in general. Among other changes in the permanent program, the new RACs will receive claims data directly from Medicare contractors on a monthly or quarterly basis and are authorized to review claims up to three years from the date a claim was paid, beginning with claims filed on or after October 1, 2007. We have undertaken significant efforts through training and education to ensure compliance with coding and coverage rules. These RAC audits will initially focus on coding errors. For several years, as part of our obligations under the corporate integrity agreement with the Office of Inspector General of the United States Department of Health and Human Services (the "HHS-OIG"), we have obtained independent third-party reviews of our coding accuracy. Despite our belief that our coding of patients is accurate, these RAC audits may lead to assertions that we have been underpaid or overpaid by Medicare in some instances, require us to incur additional costs to respond to requests for records and defend the validity of payments, and ultimately require us to refund any amounts determined to have been overpaid. We cannot predict when or how this new program will affect us.

Outpatient Services. Our outpatient services are primarily reimbursed under the physician fee schedule. In late 2009, Congress provided for a two-month 0% update to the calendar year 2010 physician fee schedule effective for January 1, 2010 through February 28, 2010. If Congress does not again act to set aside implementation of previously adopted reductions to the physician fee schedule, the outpatient payment formula will decrease by approximately 21% beginning March 1, 2010. We cannot predict what, if any, action Congress will take on the physician fee schedule, and we cannot predict how future Congressional action or inaction on the physician fee schedule will affect us.

Long-Term Acute Care Hospitals. LTCHs provide medical treatment to patients with chronic diseases and/or complex medical conditions. In order for a hospital to qualify as an LTCH, Medicare patients discharged from the hospital in any given cost reporting year must have an average length-of-stay in excess of 25 days, among other requirements. LTCHs are currently reimbursed under a prospective payment system ("LTCH-PPS") pursuant to which Medicare classifies patients into distinct Medicare Severity diagnosis-related groups ("MS-LTC-DRGs") based upon specific clinical characteristics and expected resource needs. There are adjustments to the Medicare payments based on high-cost outliers, short-stay outliers, and other factors. A hospital that fails to qualify as an LTCH will be reimbursed at what is generally a lower rate under the acute care inpatient prospective payment system.

The 2007 Medicare Act, as amended by the American Recovery and Reinvestment Act of 2009 ("ARRA"), mandates significantly expanded medical necessity reviews for LTCH patients but provides regulatory relief to LTCHs to ensure continued access to current long-term acute care hospital services, while also imposing a moratorium on the development of new long-term acute care hospitals during this period. In particular, the 2007 Medicare Act, as amended, prevented CMS from implementing its new payment reduction provision for short-stay outlier cases and its extension of the 25% referral limitation threshold to all LTCHs, including freestanding LTCHs like ours, that was included in the final CMS rule for rate year 2008. The postponement of the short-stay outlier reductions and the referral limitation threshold as it applies to five of our six freestanding LTCHs expires June 30, 2010, and March 31, 2011 for the other, unless Congress acts again. See "Regulation – Hospital Within Hospital Rules" section below for a further discussion of this rule.

On August 27, 2009, CMS published in the federal register final regulations that updated payment rates under the LTCH-PPS for rate year 2010, which are effective for discharges occurring on or after October 1, 2009 through September 30, 2010 and include a 2.5% market basket update less an adjustment of 0.5% to account for changes in documentation and coding practices. These final regulations also included an interim final rule implementing provisions of the ARRA discussed above and making changes to the table of MS-LTC-DRG relative weights and other payment provisions under the LTCH-PPS. These final regulations did not materially impact our *Net operating revenues* in 2009, nor is it expected to materially impact our 2010 *Net operating revenues*.

Medicaid Reimbursement

Medicaid is a jointly administered and funded federal and state program that provides hospital and medical benefits to qualifying individuals who are unable to afford healthcare. As the Medicaid program is administered by the individual states under the oversight of CMS in accordance with certain regulatory and statutory guidelines, there are substantial differences in reimbursement methodologies and coverage policies from state to state. Many states have experienced shortfalls in their Medicaid budgets and are implementing significant cuts in Medicaid reimbursement rates. Additionally, certain states control Medicaid expenditures through restricting or eliminating coverage of certain services. Continuing downward pressure on Medicaid payment rates could cause a decline in that portion of our *Net operating revenues*. However, for the year ended December 31, 2009, Medicaid payments represented only 2.1% of our consolidated *Net operating revenues*.

Managed Care and Other Discount Plans

All of our hospitals offer discounts from established charges to certain large group purchasers of healthcare services, including Medicare Advantage, managed care plans, private insurance companies, and third-party administrators. For further discussion of Medicare Advantage, or "managed" Medicare, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Results of Operations." Managed care contracts typically have terms of between one and three years, although we have a number of managed care contracts that automatically renew each year (with pre-defined rate increases) unless a party elects to terminate the contract. While some of our contracts provide for annual rate increases of three to five percent, we cannot provide any assurance we will continue to receive increases. Our managed care staff focuses on establishing and re-negotiating contracts that provide equitable reimbursement for the services provided.

Cost Reports

Because of our participation in Medicare, Medicaid, and certain BCBS plans, we are required to meet certain financial reporting requirements. Federal and, where applicable, state regulations require the submission of annual cost reports covering the revenue, costs, and expenses associated with the services provided by our inpatient hospitals to Medicare beneficiaries and Medicaid recipients.

Annual cost reports required under the Medicare and Medicaid programs are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due HealthSouth under these reimbursement programs. These audits are used for determining if any under- or over-payments were made to these programs and to set payment levels for future years. The majority of our revenues are derived from prospective payment system payments, and even if we amend previously filed cost reports we do not expect the impact of those amendments to materially affect our results of operations.

Regulation

The healthcare industry in general is subject to significant federal, state, and local regulation that affects our business activities by controlling the reimbursement we receive for services provided, requiring licensure or certification of our hospitals, regulating our relationships with physicians and other referral sources, regulating the use of our properties, and controlling our growth.

Most of our facilities provide the medical, nursing, therapy, and ancillary services required to comply with local, state, and federal regulations, as well as accreditation standards of the Joint Commission (formerly known as the Joint Commission on Accreditation of Healthcare Organizations) and, for some facilities, the Commission on Accreditation of Rehabilitation Facilities.

We maintain a comprehensive compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. The program is intended to monitor and raise awareness of various regulatory issues among employees and to emphasize the importance of complying with governmental laws and regulations. As part of the compliance program, we provide annual compliance training to our employees and encourage all employees to report any violations to their supervisor, or a toll-free telephone hotline.

Licensure and Certification

Healthcare facility construction and operation are subject to numerous federal, state, and local regulations relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, acquisition and dispensing of pharmaceuticals and controlled substances, maintenance of adequate records, fire prevention, and compliance with building codes and environmental protection laws. Our hospitals are subject to periodic inspection by governmental and non-governmental certification authorities to ensure continued compliance with the various standards necessary for facility licensure. All of our inpatient hospitals are currently required to be licensed.

In addition, hospitals must be "certified" by CMS to participate in the Medicare program and generally must be certified by Medicaid state agencies to participate in Medicaid programs. All of our inpatient hospitals participate in (or are awaiting the assignment of a provider number to participate in) the Medicare program. Our Medicare-certified hospitals undergo periodic on-site surveys in order to maintain their certification.

Failure to comply with applicable certification requirements may make our hospitals ineligible for Medicare or Medicaid reimbursement. In addition, Medicare or Medicaid may seek retroactive reimbursement from noncompliant facilities or otherwise impose sanctions on noncompliant facilities. Non-governmental payors often have the right to terminate provider contracts if a facility loses its Medicare or Medicaid certification. We have developed operational systems to oversee compliance with the various standards and requirements of the Medicare program and have established ongoing quality assurance activities; however, given the complex nature of governmental healthcare regulations, there can be no assurance that Medicare, Medicaid, or other regulatory authorities will not allege instances of noncompliance.

Certificates of Need

In some states where we operate, the construction or expansion of facilities, the acquisition of existing facilities, or the introduction of new beds or services may be subject to review by and prior approval of state regulatory agencies under a "certificate of need" or "CON" law. As of December 31, 2009, approximately 47% of our licensed beds are located in states that have CON laws. CON laws often require a reviewing agency to determine the public need for additional or expanded healthcare facilities and services. These laws generally require approvals for capital expenditures involving inpatient rehabilitation hospitals and LTCHs, if such capital expenditures exceed certain thresholds. In addition, CON laws in some states require us to abide by certain charity commitments as a condition for approving a certificate of need. Any time a certificate of need is required, we must obtain it before acquiring, opening, reclassifying, or expanding a healthcare facility or starting a new healthcare program.

We potentially face opposition any time we initiate a certificate of need project or seek to acquire an existing facility or certificate of need. This opposition may arise either from competing national or regional companies or from local hospitals or other providers which file competing applications or oppose the proposed CON project. Opposition to our applications may delay or prevent our future addition of beds or hospitals in given markets. The necessity for these approvals serves as a barrier to entry and has the potential to limit competition, including in markets where we hold a CON and a competitor is seeking an approval. We have generally been successful in obtaining CONs or similar approvals when required, although there can be no assurance we will achieve similar success in the future.

False Claims

The federal False Claims Act prohibits the knowing presentation of a false claim to the United States government, and provides for penalties equal to three times the actual amount of any overpayments plus up to $11,000 per claim. In addition, the False Claims Act allows private persons, known as "relators," to file complaints under seal and provides a period of time for the government to investigate such complaints and determine whether to intervene in them and take over the handling of all or part of such complaints. Because we perform thousands of similar procedures a year for which we are reimbursed by Medicare and other federal payors and there is a relatively long statute of limitations, a billing error or cost reporting error could result in significant civil or criminal penalties under the False Claims Act. Many states have also adopted similar laws relating to state government payments for healthcare services. For additional discussion, see Note 23, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements.

Relationships with Physicians and Other Providers

Anti-Kickback Law. Various state and federal laws regulate relationships between providers of healthcare services, including management or service contracts and investment relationships. Among the most important of these restrictions is a federal criminal law prohibiting the offer, payment, solicitation, or receipt of remuneration by individuals or entities to induce referrals of patients for services reimbursed under the Medicare or Medicaid programs (the "Anti-Kickback Law"). In addition to federal criminal sanctions, including penalties of up to $50,000 for each violation plus tripled damages for improper claims, violators of the Anti-Kickback Law may be subject to exclusion from the Medicare and/or Medicaid programs. In 1991, the HHS-OIG issued regulations describing compensation arrangements that are not viewed as illegal remuneration under the Anti-Kickback Law. Those regulations provide for certain safe harbors for identified types of compensation arrangements that, if fully complied with, assure participants in the particular arrangement that the HHS-OIG will not treat that participation as a criminal offense under the Anti-Kickback Law or as the basis for an exclusion from the Medicare and Medicaid programs or the imposition of civil sanctions. Failure to fall within a safe harbor does not constitute a violation of the Anti-Kickback Law, but the HHS-OIG has indicated failure to fall within a safe harbor may subject an arrangement to increased scrutiny. A violation, or even the assertion of, a violation of the Anti-Kickback Law by us or one or more of our partnerships could have a material adverse effect upon our business, financial position, results of operations, or cash flows.

Some of our rehabilitation hospitals are owned through joint ventures with institutional healthcare providers that may be in a position to make or influence referrals to our hospitals. In addition, we have a number of relationships with physicians and other healthcare providers, including management or service contracts. Even though some of these investment relationships and contractual relationships may not meet all of the regulatory requirements to fall within the protection offered by a relevant safe harbor, we do not believe we engage in activities that violate the Anti-Kickback Law. However, there can be no assurance such violations may not be asserted in the future, nor can there be any assurance that our defense against any such assertion would be successful.

For example, we have entered into agreements to manage many of our hospitals that are owned by partnerships. Most of these agreements incorporate a percentage-based management fee. Although there is a safe harbor for personal services and management contracts, this safe harbor requires, among other things, the aggregate compensation paid to the manager over the term of the agreement be set in advance. Because our management fee may be based on a percentage of revenues, the fee arrangement may not meet this requirement. However, we believe our management arrangements satisfy the other requirements of the safe harbor for personal services and management contracts and comply with the Anti-Kickback Law.

Physician Self-Referral Law. The federal law commonly known as the "Stark law" and CMS regulations promulgated under the Stark law prohibit physicians from making referrals for "designated health services" including inpatient and outpatient hospital services, physical therapy, occupational therapy, or radiology services, to an entity in which the physician (or an immediate family member) has an investment interest or other financial relationship, subject to certain exceptions. The Stark law also prohibits those entities from filing claims or billing for those referred services. Violators of the Stark statute and regulations may be subject to recoupments, civil monetary sanctions (up to $15,000 for each violation and assessments equal to three times the value of each prohibited service) and exclusion from any federal, state, or other governmental healthcare programs. The statute also provides a penalty of up to $100,000 for a circumvention scheme. There are statutory exceptions to the Stark law for many of the customary financial arrangements between physicians and providers, including personal services contracts and leases. However, in order to be afforded protection by a Stark law exception, the financial arrangement must comply with every requirement of the applicable exception.

CMS has issued several phases of final regulations implementing the Stark law. While these regulations help clarify the requirements of the exceptions to the Stark law, it is unclear how the government will interpret many of these exceptions for enforcement purposes. Recent changes to the regulations implementing the Stark law further restrict the types of arrangements that facilities and physicians may enter, including additional restrictions on certain leases, percentage compensation arrangements, and agreements under which a hospital purchases services "under arrangements." We may be required to restructure or unwind some of our arrangements because of these changes. Because many of these laws and their implementing regulations are relatively new, we do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. We attempt to structure our relationships to meet an exception to the Stark law, but the regulations implementing the exceptions are detailed and complex. Accordingly, we cannot assure that every relationship complies fully with the Stark law.

Additionally, no assurances can be given that any agency charged with enforcement of the Stark law and regulations might not assert a violation under the Stark law, nor can there be any assurance that our defense against any such assertion would be successful or that new federal or state laws governing physician relationships, or new interpretations of existing laws governing such relationships, might not adversely affect relationships we have established with physicians or result in the imposition of penalties on us or on particular HealthSouth hospitals. Even the assertion of a violation could have a material adverse effect upon our business, financial position, results of operations or cash flows.

HIPAA

The Health Insurance Portability and Accountability Act of 1996, commonly known as "HIPAA," broadened the scope of certain fraud and abuse laws by adding several criminal provisions for healthcare fraud offenses that apply to all health benefit programs. HIPAA also added a prohibition against incentives intended to influence decisions by Medicare beneficiaries as to the provider from which they will receive services. In addition, HIPAA created new enforcement mechanisms to combat fraud and abuse, including the Medicare Integrity Program, and an incentive program under which individuals can receive up to $1,000 for providing information on Medicare fraud and abuse that leads to the recovery of at least $100 of Medicare funds. Penalties for violations of HIPAA include civil and criminal monetary penalties.

HIPAA and related HHS regulations contain certain administrative simplification provisions that require the use of uniform electronic data transmission standards for certain healthcare claims and payment transactions submitted or received electronically. HIPAA regulations also regulate the use and disclosure of individually identifiable health-related information, whether communicated electronically, on paper, or orally. The regulations provide patients with significant rights related to understanding and controlling how their health information is used or disclosed and require healthcare providers to implement administrative, physical, and technical practices to protect the security of individually identifiable health information that is maintained or transmitted electronically.

With the enactment of the Health Information Technology for Economic and Clinical Health ("HITECH") Act as part of the ARRA, the privacy and security requirements of HIPAA have been modified and expanded. The HITECH Act applies certain of the HIPAA privacy and security requirements directly to business associates of covered entities. The modifications to existing HIPAA requirements include: expanded accounting requirements for electronic health records, tighter restrictions on marketing and fundraising, and heightened penalties and enforcement associated with noncompliance. Significantly, the HITECH Act also establishes new mandatory federal requirements for notification of breaches of security involving protected health information. HHS is responsible for enforcing the requirement that covered entities notify individuals whose protected health information has been improperly disclosed. In certain cases, notice of a breach is required to be made to HHS and media outlets. The heightened penalties for noncompliance range from $100 to $50,000 for single incidents to $25,000 to $1,500,000 for multiple identical violations. In the event of violations due to willful neglect that are not corrected within 30 days, penalties are not subject to a statutory maximum.

In addition, there are numerous legislative and regulatory initiatives at the federal and state levels addressing patient privacy concerns. Facilities will continue to remain subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties. Any actual or perceived violation of these privacy-related laws, including HIPAA could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Hospital Within Hospital Rules

CMS has enacted multiple regulations governing "hospital within hospital" arrangements for inpatient rehabilitation hospitals and LTCHs. These regulations provide, among other things, that if a long-term acute care "hospital within hospital" has Medicare admissions from its host hospital that exceed a threshold of 25% (or an adjusted percentage for certain rural or Metropolitan Statistical Area dominant hospitals) of its Medicare discharges for its cost-reporting period, the LTCH will receive an adjusted payment for its Medicare patients of the lesser of (1) the otherwise full payment under the LTCH-PPS or (2) a comparable payment that Medicare would pay under the acute care inpatient prospective payment system. In determining whether an LTCH meets the 25% threshold criterion, patients transferred from the host hospital that have already qualified for outlier payments at that acute host would not count as part of the host hospital's allowable percentage. Cases admitted from the host hospital before the LTCH crosses the 25% threshold will be paid under the LTCH-PPS. Additionally, other excluded hospitals or units of a host hospital, such as inpatient rehabilitation facilities and/or units, must meet certain "hospital within hospital" requirements in order to maintain their excluded status and not be subject to the acute care inpatient prospective payment system.

On July 1, 2007, CMS regulations extended the 25% referral limitation applicable to "hospital within hospital" locations to freestanding, satellite, and grandfathered LTCHs. All of our LTCHs are freestanding. The 2007 Medicare Act and the ARRA adopted in February 2009, together, modified and delayed implementation of this extension of the rule and certain other portions of the "hospital within hospital" rules applicable to cost report periods through June 30, 2010 for five of our six LTCHs and March 31, 2011 for the other. These regulations did not materially impact our *Net operating revenues* in 2009. However, if Congress does not act to delay the implementation further this year, these new program policies may materially impact our *Net operating revenues* in the future. If postponed again this year, we cannot predict when or how these new program policies will affect us in the future.

Available Information

Our website address is www.healthsouth.com. We make available through our website the following documents, free of charge: our annual reports (Form 10-K), our quarterly reports (Form 10-Q), our current reports (Form 8-K), and any amendments we file or furnish with respect to any such reports promptly after we electronically file such material with, or furnish it to, the United States Securities and Exchange Commission. In addition to the information that is available on our website, you may read and copy any materials we file with or furnish to the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, which includes reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

Item 1A. Risk Factors

Our business, operations, and financial position are subject to various risks. Some of these risks are described below, and you should take such risks into account in evaluating HealthSouth or any investment decision involving HealthSouth. This section does not describe all risks that may be applicable to us, our industry, or our business, and it is intended only as a summary of certain material risk factors. More detailed information concerning other risk factors as well as those described below is contained in other sections of this annual report.

Reductions or changes in reimbursement from government or third-party payors and other legislative and regulatory changes affecting our industry could adversely affect our operating results.

We derive a substantial portion of our *Net operating revenues* from the Medicare program. See Item 1, *Business*, "Sources of Revenues," for a table identifying the sources and relative payor mix of our revenues. Historically, Congress and some state legislatures have periodically proposed significant changes in regulations governing the healthcare system. Many of these changes have resulted in limitations on and, in some cases, significant reductions in the levels of payments to healthcare providers for services under many government reimbursement programs. For the period from April 1, 2008 through September 30, 2009, the 2007 Medicare Act reduced the Medicare reimbursement levels for inpatient rehabilitation hospitals to the levels existing in the third quarter of 2007. The Centers for Medicare and Medicaid Services ("CMS") updated the fiscal year 2010 Medicare reimbursement rates for inpatient rehabilitation facilities with a 2.5% market basket increase effective October 1, 2009. However, there can be no assurance that future governmental initiatives will not result in additional pricing roll-backs or freezes, either generally or specifically targeted at the 2010 market basket increase.

At the time of this writing, the U.S. Senate and House of Representatives have passed healthcare reform bills that differ significantly from each other. Both bills, however, attempt to address the issues of increasing access to and affordability of healthcare, increasing effectiveness of care, reducing inefficiencies and costs, emphasizing preventive care, and enhancing the fiscal sustainability of the federal healthcare programs. Several of the provisions of the bills could have an impact on our business. We believe the three issues with the greatest potential impact are: (1) reducing annual market basket updates to providers, (2) combining, or "bundling," of acute care hospital and post-acute Medicare reimbursement at some point in the future, and (3) creating an Independent Medicare Advisory Board.

Some states in which we operate have also undertaken, or are considering, healthcare reform initiatives that address similar issues. Currently, the matter of healthcare reform continues to be debated by lawmakers, and we are unable to provide guidance on what any final legislation will be. While many of the stated goals of the reform initiatives are consistent with our own goal to provide care that is high-quality and cost-effective, new legislation and regulatory proposals may lower reimbursements, increase the cost of compliance, and adversely affect our business. We cannot predict what healthcare initiatives, if any, will be enacted and implemented, or the effect any future legislation or regulation will have on us.

If we are not able to maintain increased case volumes to offset any future pricing roll-back or freeze or increased costs associated with new regulatory compliance obligations, our operating results could be adversely affected. Our results could be further adversely affected by other changes in laws or regulations governing the Medicare program, as well as possible changes to or expansion of the audit processes conducted by Medicare contractors or Medicare recovery audit contractors. For additional discussion of healthcare reform and other factors affecting reimbursement for our services, see Item 1, *Business*, "Healthcare Reform" and "Sources of Revenues—Medicare Reimbursement."

In addition, there are increasing pressures from many third-party payors to control healthcare costs and to reduce or limit increases in reimbursement rates for medical services. Our relationships with managed care and non-governmental third-party payors, such as health maintenance organizations and preferred provider organizations, are generally governed by negotiated agreements. These agreements set forth the amounts we are entitled to receive for our services. We could be adversely affected in some of the markets where we operate if we are unable to negotiate and maintain favorable agreements with third-party payors.

Additionally, our third-party payors may, from time to time, request audits of the amounts paid, or to be paid, to us under our agreements with them. We could be adversely affected in some of the markets where we operate if the auditing payor alleges that substantial overpayments were made to us due to coding errors or lack of documentation to support medical necessity determinations.

The adoption of more restrictive Medicare coverage policies at the national or local levels could have an adverse impact on our ability to obtain Medicare reimbursement for inpatient rehabilitation services.

Medicare providers also can be negatively affected by the adoption of coverage policies, either at the national or local levels, describing whether an item or service is covered and under what clinical circumstances it is considered to be reasonable, necessary, and appropriate. In the absence of a national coverage determination, Medicare contractors may specify more restrictive criteria than otherwise would apply nationally. The Centers for Medicare and Medicaid Services is implementing new inpatient rehabilitation hospital coverage criteria effective January 1, 2010 that will require existing local coverage policies to be updated for each Medicare contractor. We cannot predict how the adoption of modified local coverage determinations or other policies will affect us. For a discussion of the new inpatient rehabilitation hospital coverage criteria effective January 1, 2010, see Item 1, *Business*, "Sources of Revenue—Medicare Reimbursement—Inpatient Rehabilitation Services."

Competition for staffing, shortages of qualified personnel, and union activity may increase our labor costs and reduce profitability.

Our operations are dependent on the efforts, abilities, and experience of our management and medical support personnel, such as physical therapists, nurses, and other healthcare professionals. We compete with other healthcare providers in recruiting and retaining qualified management and support personnel responsible for the daily operations of each of our hospitals. In some markets, the lack of availability of physical therapists, nurses, and other medical support personnel has become a significant operating issue to healthcare providers. This shortage may require us to continue to enhance wages and benefits to recruit and retain qualified personnel or to hire more expensive temporary personnel. We also depend on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate.

If our labor costs increase, we may not be able to raise rates to offset these increased costs. Because a significant percentage of our revenues consists of fixed, prospective payments, our ability to pass along increased labor costs is limited. Union activity is another factor that contributes to increased labor costs. Various federal legislative proposals, including the proposed Employee Free Choice Act or "card check" bill, would likely result in increased union activity in general. We cannot, however, predict the form or effect of final legislation, if any, that might promote union activity. Our failure to recruit and retain qualified management, physical therapists, nurses, and other medical support personnel, or to control our labor costs, could have a material adverse effect on our business, financial position, results of operations, and cash flows.

If we fail to comply with the extensive laws and government regulations applicable to healthcare providers, we could suffer penalties or be required to make significant changes to our operations.

As a healthcare provider, we are required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:

- licensure, certification, and accreditation,
- coding and billing for services,
- requirements of the 60% compliance threshold under the 2007 Medicare Act,
- relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws,
- quality of medical care,
- use and maintenance of medical supplies and equipment,
- maintenance and security of medical records,

- acquisition and dispensing of pharmaceuticals and controlled substances, and
- disposal of medical and hazardous waste.

In the future, changes in these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our investment structure, hospitals, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements.

Although we have invested substantial time, effort, and expense in implementing internal controls and procedures designed to ensure regulatory compliance, if we fail to comply with applicable laws and regulations, we could be subjected to liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of our licenses to operate one or more of our hospitals, and (3) exclusion or suspension of one or more of our hospitals from participation in the Medicare, Medicaid, and other federal and state healthcare programs. Substantial damages and other remedies assessed against us could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Our hospitals face national, regional, and local competition for patients from other healthcare providers.

We operate in a highly competitive industry. Although we are the nation's largest provider of inpatient rehabilitative healthcare services, in any particular market we may encounter competition from local or national entities with longer operating histories or other competitive advantages. There can be no assurance that this competition, or other competition which we may encounter in the future, will not adversely affect our business, financial position, results of operations, or cash flows. In addition, weakening certificate of need laws in some states could potentially increase competition in those states.

We may have difficulty completing acquisitions, investments, or joint ventures consistent with our growth strategy, or we may make investments or acquisitions or enter into joint ventures that may be unsuccessful and could expose us to unforeseen liabilities.

We intend to selectively pursue strategic acquisitions of, investments in, and joint ventures with rehabilitative healthcare providers and, in the longer term, with other complementary post-acute healthcare operations. Acquisitions may involve material cash expenditures, debt incurrence, additional operating losses, amortization of certain intangible assets of acquired companies, dilutive issuances of equity securities, and expenses that could affect our business, financial position, results of operations and liquidity. Acquisitions, investments, and joint ventures involve numerous risks, including:

- limitations, including competition to make acquisitions in certain markets, on our ability to identify acquisitions that meet our target criteria,
- limitations, including CMS and other regulatory approval requirements, on our ability to complete such acquisitions on reasonable terms and valuations,
- limitations in obtaining financing for acquisitions at a reasonable cost,
- difficulties integrating acquired operations, personnel, and information systems, and in realizing projected efficiencies and cost savings,
- entry into markets in which we may have limited or no experience, and
- exposure to undisclosed or unforeseen liabilities of acquired operations, including liabilities for failure to comply with healthcare laws.

We remain a defendant in a number of lawsuits, and may be subject to liability under *qui tam* cases, the outcome of which could have a material adverse effect on us.

Although we have settled the major litigation pending against us, we remain a defendant in a number of lawsuits, and the material lawsuits are discussed in Note 23, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements. Substantial damages and other remedies assessed against us could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Our indebtedness may impair our financial condition and prevent us from fulfilling our obligations under our credit agreement and the indentures governing our senior notes.

As of December 31, 2009, we had approximately $1.6 billion of long-term debt outstanding (including that portion of long-term debt classified as current and excluding $101.3 million in capital leases). See Note 8, *Long-term Debt*, to the accompanying consolidated financial statements. We are required to use a substantial portion of our cash flow to service our debt. Our indebtedness could have important consequences, including reducing availability of our cash flow to fund working capital, capital expenditures, acquisitions, and certain other general corporate purposes. It could also make us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation, and in our business by limiting our flexibility in planning for, and making it more difficult for us to react quickly to, changing conditions.

Our credit agreement and the indentures governing our senior notes contain various covenants. For additional discussion of our material debt covenants, see Note 8, *Long-term Debt*, to the accompanying consolidated financial statements. If we anticipated a potential covenant violation, we would seek relief from our lenders and note holders, which would have some cost to us, and such relief might not be on terms favorable to those in our existing debt. A default due to violation of the covenants contained within our credit agreement or senior note indentures could, if not cured, require us to immediately repay all amounts then outstanding under those debt instruments, together with accrued interest. If we were unable to pay such amounts, the lenders under our credit agreement could proceed against the collateral pledged to them. We have pledged substantially all of our assets to the lenders under our credit agreement. See Note 8, *Long-term Debt*, to the accompanying consolidated financial statements, and Item 2, *Properties*.

In addition, our credit agreement requires us to satisfy specified financial covenants. See Note 8, *Long-term Debt*, to the accompanying consolidated financial statements. Events beyond our control, including changes in general economic and business conditions, may affect our ability to satisfy the financial covenants. Although we remained in compliance with the financial covenants as of December 31, 2009, there can be no assurance we will continue to be. A severe downturn in earnings or a rapid increase in interest rates could impair our ability to comply with the financial covenants contained in our credit agreement.

We are also subject to numerous contingent liabilities, to prevailing economic conditions, and to financial, business, and other factors beyond our control. Although we expect to make scheduled interest payments and principal reductions, we cannot assure you that changes in our business or other factors will not occur that may have the effect of preventing us from satisfying obligations under our debt agreements. Subject to specified limitations, our senior note indentures and our credit agreement permit us and our subsidiaries to incur material additional debt. If new debt is added to our current debt levels, the risks described above could intensify.

Uncertainty in the global credit markets could adversely affect our ability to carry out our deleveraging and development objectives.

The global credit markets experienced significant disruptions in 2008, and economic conditions remained volatile throughout 2009, resulting in very sensitive credit markets. Future market shocks could result in reductions in the availability of certain types of debt financing, including access to revolving lines of credit. Future business needs combined with market conditions at the time may cause us to seek alternative sources of potentially less attractive financing and may require us to adjust our business plan accordingly. A return to recent tight credit markets would make additional financing more expensive and difficult to obtain. The inability to obtain additional financing on favorable terms could have a material adverse effect on our financial condition.

As a result of credit market uncertainty, we also face potential exposure to counterparties who may be unable to adequately service our needs, including the ability of the lenders under our credit agreement to provide liquidity when needed. We monitor the financial strength of our depositories, creditors, derivative counterparties, and insurance carriers using publicly available information, as well as qualitative service experience inputs. We are generally confident we will have access to our revolving credit facility.

We do not face near-term refinancing risk. Less than $63 million of our long-term debt is due before 2013. See Note 8, *Long-term Debt*, to the accompanying consolidated financial statements. Under our term loan facility, one tranche of $452.0 million of outstanding principal matures in 2013, and the other outstanding tranche of $299.3 million of outstanding principal matures in 2015. The majority of our outstanding bonds will not mature until 2016, with another $290.0 million not due until 2020. Our revolving credit facility, under which no amounts were outstanding as of December 31, 2009, does not expire until 2012.

We may not be able to fully utilize our federal net operating loss carryforwards.

As of December 31, 2009, we had net operating loss carryforwards ("NOLs") of approximately $1.9 billion. These NOLs may be used to offset future taxable income and thereby reduce our federal income taxes otherwise payable. While we believe we will be able to use these tax benefits before they expire over a period of twenty years, there can be no assurance that in the future we will have sufficient taxable income to do so. For further discussion of our NOLs, including the valuation allowance for them, see Note 19, *Income Taxes*, to the accompanying consolidated financial statements.

Section 382 of the Internal Revenue Code imposes an annual limit on the ability of a corporation that undergoes an "ownership change" to use its NOLs to reduce its tax liability. An "ownership change" is generally defined as any change in ownership of more than 50% by major holders of a corporation's stock over a three-year period. It is possible that future transactions, not all of which would be under the Company's control, could cause us to undergo an ownership change as defined in Section 382. In that event, we would not be able to use our pre-ownership-change NOLs in excess of the limitation imposed by Section 382. At this time, we do not believe these limitations will affect our ability to use any NOLs before they expire. However, no such assurances can be provided. If we are unable to fully utilize our NOLs to offset taxable income generated in the future, our results of operations and cash flows could be materially and negatively impacted.

If we fail to comply with our Corporate Integrity Agreement, or if the HHS-OIG determines we have violated federal laws governing kickbacks, false claims and self-referrals, we could be subject to severe sanctions, including substantial civil money penalties.

In December 2004, we entered into a Corporate Integrity Agreement (the "CIA") with the Office of Inspector General of the United States Department of Health and Human Services (the "HHS-OIG") to promote our compliance with the requirements of Medicare, Medicaid, and all other federal healthcare programs. We have also entered into two addenda to this agreement. The CIA expired at the end of 2009, subject to the HHS-OIG accepting and approving our annual report for 2009 that we intend to submit in the first half of 2010. Under the agreement and addenda, we are subject to certain administrative requirements and are subject to review of certain Medicare cost reports and reimbursement claims by an Independent Review Organization (see Note 22, *Settlements*, to the accompanying consolidated financial statements).

We believe we have complied with the requirements of the CIA on a timely basis, and to date, there are no objections or unresolved comments from the HHS-OIG relating to our annual reports. However, failure to meet our obligations under the CIA could result in stipulated financial penalties or extension of the term of the CIA. A determination by the HHS-OIG that we failed to comply with the material terms of the CIA could lead to exclusion from further participation in federal healthcare programs, including Medicare and Medicaid, which currently account for a substantial portion of our revenues. Further, if the HHS-OIG determines we have violated the anti-kickback laws, the False Claims Act, or the federal Stark statute's general prohibition on physician self-referrals, we may be subject to significant civil monetary penalties and may be excluded from further participation in federal healthcare programs. Any of these sanctions would have a material adverse effect on our business, financial position, results of operations, and cash flows.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We maintain our principal executive office at 3660 Grandview Parkway, Birmingham, Alabama. We occupy those office premises under a long-term lease which expires in 2018 and includes options for us, at our discretion, to renew the lease for up to ten years in total beyond that date.

In addition to our principal executive office, as of December 31, 2009, we leased or owned through various consolidated entities 137 business locations to support our operations. Our hospital leases, which represent the largest portion of our rent expense, have average initial terms of 15 to 20 years. Most of our leases contain one or more options to extend the lease period for up to five additional years for each option. Our consolidated entities are generally responsible for property taxes, property and casualty insurance, and routine maintenance expenses, particularly in our leased hospitals. Other than our principal executive offices, none of our other properties is materially important.

The following table sets forth information regarding our hospital properties:

State	Licensed Beds	Number of Hospitals		
		Owned	Leased	Total
Alabama *	371	1	5	6
Arizona	315	1	5	6
Arkansas	207	1	3	4
California	108	1	1	2
Colorado	64	-	1	1
Florida *	793	6	4	10
Illinois *	50	-	1	1
Indiana	80	-	1	1
Kansas	224	1	2	3
Kentucky *	80	-	2	2
Louisiana	217	3	-	3 (1)
Maine *	100	-	1	1
Maryland *	54	1	-	1
Massachusetts *	53	1	1	2
Missouri *	140	-	2	2
Nevada	219	3	-	3
New Hampshire *	50	-	1	1
New Jersey *	229	1	2	3
New Mexico	87	1	-	1
Pennsylvania	931	4	7	11
Puerto Rico *	72	-	2	2
South Carolina *	310	1	4	5
Tennessee *	370	3	3	6
Texas	1,026	10	4	14
Utah	84	1	-	1
Virginia *	170	1	3	4
West Virginia *	248	1	3	4
	6,652	42	58	100

* Certificate of Need State

(1) The information for Louisiana includes the assets of Baton Rouge Rehab, Inc., including the related 80-bed hospital property, which were the subject of a definitive sale agreement, dated December 31, 2009, and were classified as assets held for sale as of December 31, 2009. The sale transaction closed on January 29, 2010.

We and those of our subsidiaries that are guarantors under our credit agreement have pledged substantially all of our property as collateral to secure the performance of our obligations under our credit agreement and, accordingly, have agreed to enter into mortgages with respect to our current and future acquired material real property (excluding real property subject to preexisting liens and/or mortgages). For additional information about our credit agreement, see Note 8, *Long-term Debt*, to the accompanying consolidated financial statements.

Our principal executive office, hospitals, and other properties are suitable for their respective uses and are, in all material respects, adequate for our present needs. Information regarding the utilization of our licensed beds and other operating stats can be found in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations.* Our properties are subject to various federal, state, and local statutes and ordinances regulating their operation. Management does not believe compliance with such statutes and ordinances will materially affect our business, financial position, results of operations, or cash flows.

Item 3. Legal Proceedings

Information relating to certain legal proceedings in which we are involved is included in Note 22, *Settlements*, and Note 23, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements, each of which is incorporated herein by reference.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Shares of our common stock trade on the New York Stock Exchange under the ticker symbol "HLS." The following table sets forth the high and low sales prices per share for our common stock as reported on the NYSE from January 1, 2008 through December 31, 2009.

		High		Low
2008				
First Quarter	$	21.70	$	15.20
Second Quarter		20.20		16.56
Third Quarter		19.98		15.01
Fourth Quarter		18.36		7.20
2009				
First Quarter	$	11.88	$	6.71
Second Quarter		14.66		8.13
Third Quarter		16.54		12.76
Fourth Quarter		20.00		14.45

Holders

As of February 12, 2010, there were 93,302,876 shares of HealthSouth common stock issued and outstanding, net of treasury shares, held by approximately 5,305 holders of record.

Dividends

We have never paid cash dividends on our common stock, and we do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, the terms of our credit agreement (see Note 8, *Long-term Debt,* to the accompanying consolidated financial statements) restrict us from declaring or paying cash dividends on our common stock unless: (1) we are not in default under our credit agreement and (2) the amount of the dividend, when added to the aggregate amount of certain other defined payments made during the same fiscal year, does not exceed certain maximum thresholds. We currently anticipate that future earnings will be retained to finance our operations and reduce debt. However, our preferred stock generally provides for the payment of cash dividends subject to certain limitations. See Note 11, *Convertible Perpetual Preferred Stock*, to the accompanying consolidated financial statements.

Recent Sales of Unregistered Securities

The information required by Item 701 of Regulation S-K was previously included in our Current Report on Form 8-K filed on September 21, 2009.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by Item 201(d) of Regulation S-K is provided under Item 12, *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

Purchases of Equity Securities

The following table summarizes our repurchases of equity securities during the three months ended December 31, 2009:

Period	Total Number of Shares (or Units) Purchased [1]	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares (or Units) That May Yet Be Purchased Under the Plans or Programs
October 1 through October 31, 2009	4,374	$17.36	–	–
November 1 through November 30, 2009	–	–	–	–
December 1 through December 31, 2009	–	–	–	–
Total	4,374	17.36	–	–

(1) Shares in this column were tendered by an employee as payment of tax liability incident to the vesting of previously awarded shares of restricted stock.

Company Stock Performance

Set forth below is a line graph comparing the total returns of our common stock, the Standard & Poor's 500 Index ("S&P 500"), the Morgan Stanley Health Care Provider Index ("RXH"), an equal-dollar weighted index of 16 companies involved in the business of hospital management and medical/nursing services, and the S&P Health Care Services Select Industry Index ("SPSIHP"), an equal-weighted index of at least 25 companies in healthcare services that are also part of the S&P Total Market Index and rank in the top 90% of their relevant industry by float-adjusted market capitalization. Going forward, SPSIHP will replace RXH as our industry index for comparison purposes. We believe the SPSIHP is more relevant to our investors because in 2009 our compensation committee selected that index as a benchmark for our long-term incentive program and because we believe the companies comprising that index represent a more comprehensive list of healthcare providers. The graph assumes $100 invested on December 31, 2004 in our common stock and each of the indices. We did not pay dividends during that time period and do not plan to pay dividends.

The information contained in the performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC nor shall such information be deemed incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate it by reference into such filing.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of HealthSouth's common stock. Research Data Group, Inc. provided us with the data for the indices presented below. We assume no responsibility for the accuracy of the indices data, but we are not aware of any reason to doubt its accuracy.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN


$300
$250
$200
$150
$100
$50
$0
12/04
12/05
12/06
12/07
12/08
12/09
HealthSouth
S&P 500
SPSIHP
RXH

Company/Index Name	Base Period 2004	2005	2006	2007	2008	2009
		For the Year Ended December 31, Cumulative Total Return				
HealthSouth Corporation	100.00	78.03	72.13	66.88	34.90	59.78
Standard & Poor's 500 Index	100.00	104.91	121.48	128.16	80.74	102.11
S&P Health Care Services Select Industry Index	100.00	132.37	139.27	218.29	181.42	255.29
Morgan Stanley Health Care Provider Index	100.00	109.28	112.29	101.25	78.67	102.33

Item 6. Selected Financial Data

We derived the selected historical consolidated financial data presented below for the years ended December 31, 2009, 2008, and 2007 from our audited consolidated financial statements and related notes included elsewhere in this filing. We derived the selected historical consolidated financial data presented below for the years ended December 31, 2006 and 2005, as adjusted for discontinued operations and the reclassification of noncontrolling interests, from our consolidated financial statements and related notes included in our Form 10-K for the year ended December 31, 2006. You should refer to Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations,* and the notes to the accompanying consolidated financial statements for additional information regarding the financial data presented below, including matters that might cause this data not to be indicative of our future financial position or results of operations. In addition, you should note the following information regarding the selected historical consolidated financial data presented below:

- Certain previously reported financial results have been reclassified to conform to the current year presentation. These reclassifications primarily relate to operations reflected as discontinued operations and the retrospective application of accounting guidance related to noncontrolling interests. See the "Noncontrolling Interests in Consolidated Affiliates" section of Note 1, *Summary of Significant Accounting Policies*, and Note 18, *Assets Held for Sale and Results of Discontinued Operations*, to the accompanying consolidated financial statements for additional information.

- *Depreciation and amortization* in 2008 includes the acceleration of approximately $10 million of depreciation associated with our corporate campus that was sold in March 2008. See Note 5, *Property and Equipment*, to the accompanying consolidated financial statements.

- The impairment charges recorded in 2007, 2006, and 2005 primarily related to the Digital Hospital, an incomplete 13-story building located on the property we sold to Daniel Corporation in March 2008, and represented the excess of costs incurred during the construction of the Digital Hospital over the estimated fair market value of the property, including the RiverPoint facility, a 60,000 square foot office building which shared the construction site. The impairment of the Digital Hospital in each year was determined using either its estimated fair value based on the estimated net proceeds we expected to receive in a sale transaction or using a weighted-average fair value approach that considered an alternative use appraisal and other potential scenarios. See Note 5, *Property and Equipment*, to the accompanying consolidated financial statements for additional information.

- During 2006, an Alabama Circuit Court issued a summary judgment against Richard M. Scrushy, our former chairman and chief executive officer, on a claim for restitution of incentive bonuses Mr. Scrushy received for years 1996 through 2002. Including pre-judgment interest, the court's total award was approximately $48 million. Based on this judgment, we recorded $47.8 million during 2006 as *Recovery of amounts due from Richard M. Scrushy*, excluding approximately $5.0 million of post-judgment interest recorded as interest income.

  On December 8, 2006, we entered into an agreement with the derivative plaintiffs' attorneys to resolve the amounts owed to them as a result of the award given to us under the claim for restitution of incentive bonuses Mr. Scrushy received in previous years and the Securities Litigation Settlement (as defined and discussed in Note 22, *Settlements*, to the accompanying consolidated financial statements). Under this agreement, we agreed to pay the derivative plaintiffs' attorneys $32.5 million on an aggregate basis for both claims. We paid approximately $11.5 million of this amount in 2006, with the remainder paid in 2007, using amounts received from Mr. Scrushy in the above referenced award.

- In 2001 and 2002, we reserved approximately $38.0 million related to amounts due from Meadowbrook Healthcare, Inc. ("Meadowbrook"), an entity formed by one of our former chief financial officers related to net working capital advances made to Meadowbrook in 2001 and 2002. In August 2005, we received a payment of $37.9 million from Meadowbrook. This cash payment is included as *Recovery of amounts due from Meadowbrook* in our 2005 consolidated statement of operations.

- As a result of the UBS Settlement, we recorded a $121.3 million gain in our 2008 consolidated statement of operations. For additional information, see Note 22, *Settlements*, to the accompanying consolidated financial statements.

- As a result of a dispute and lease termination associated with Braintree Rehabilitation Hospital in Braintree, Massachusetts and New England Rehabilitation Hospital in Woburn, Massachusetts, we recorded a $30.5 million net gain on lease termination during 2005. This net gain is included in *Occupancy costs* in our 2005 consolidated statement of operations.

- *Government, class action, and related settlements expense* includes amounts related to litigation and settlements with various entities and individuals. In each year, this line item primarily includes amounts associated with our securities litigation settlement. In 2005, we recorded a $215.0 million charge, to be paid in the form of common stock and common stock warrants, as *Government, class action, and related settlements expense* under the then-proposed settlement with the lead plaintiffs in the federal securities class actions and the derivative litigation, as well as with our insurance carriers, to settle claims filed against us, certain of our former directors and officers, and certain other parties. In each year subsequent to 2005, we adjusted this liability to reflect the fair market value of the common stock and warrants underlying this settlement as of each reporting date. The common stock and warrants associated with this settlement were issued in September 2009.

For additional information related to this line item, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Note 22, *Settlements*, and Note 23, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements.

- *Professional fees – accounting, tax, and legal* includes fees arising from our prior reporting and restatement issues. Specifically, these fees include legal fees for litigation defense and support matters, tax preparation and consulting fees for various tax projects, and fees for professional services to support the preparation of our periodic reports filed with the SEC (excluding 2009 and 2008). For additional information, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements.

- As stated throughout this report, we have been focused on reducing debt. As a result of various recapitalization transactions and debt prepayments, we have recorded net losses on early debt extinguishment. Specifically, during 2006, we recorded a $365.6 million net loss on early extinguishment of debt due to the completion of a private offering of senior notes in June 2006 and a series of recapitalization transactions during the first quarter of 2006. For additional information, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Note 8, *Long-term Debt*, to the accompanying consolidated financial statements.

- As discussed in more detail in Note 9, *Derivative Instruments*, to the accompanying consolidated financial statements, we maintain two interest rate swaps that effectively convert the variable rate of our credit agreement to a fixed interest rate. Fair value adjustments and quarterly settlements for these swaps are included in the line item *Loss on interest rate swaps* in the consolidated statements of operations.

- For information related to our *Provision for income tax expense (benefit)*, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Note 19, *Income Taxes*, to the accompanying consolidated financial statements.

- Our *Income from discontinued operations, net of tax* in 2007 included post-tax gains on the divestitures of our surgery centers, outpatient, and diagnostic divisions. For additional information, see Note 18, *Assets Held for Sale and Results of Discontinued Operations*, to the accompanying consolidated financial statements.

	For the Year Ended December 31,				
	2009	2008	2007	2006	2005
			(As Adjusted)		
	(In Millions, Except Per Share Data)				
Income Statement Data:					
Net operating revenues	$ 1,911.1	$ 1,829.5	$ 1,723.5	$ 1,680.8	$ 1,719.8
Salaries and benefits	948.8	928.2	857.5	813.0	800.9
Other operating expenses	271.4	264.9	241.0	220.3	253.0
General and administrative expenses	104.5	105.5	127.9	141.3	164.3
Supplies	112.4	108.2	99.6	99.7	101.5
Depreciation and amortization	70.9	82.4	74.8	83.4	86.2
Impairment of long-lived assets	-	0.6	15.1	9.7	30.8
Recovery of amounts due from Richard M. Scrushy	-	-	-	(47.8)	-
Recovery of amounts due from Meadowbrook	-	-	-	-	(37.9)
Gain on UBS Settlement	-	(121.3)	-	-	-
Occupancy costs	47.6	48.8	51.4	53.3	10.6
Provision for doubtful accounts	33.1	27.0	33.2	44.9	31.2
Loss on disposal of assets	3.5	2.0	5.9	6.4	11.7
Government, class action, and related settlements expense	36.7	(67.2)	(2.8)	(4.8)	215.0
Professional fees—accounting, tax, and legal	8.8	44.4	51.6	161.4	169.1
Loss on early extinguishment of debt	12.5	5.9	28.2	365.6	-
Interest expense and amortization of debt discounts and fees	125.8	159.5	229.4	234.0	234.2
Other income	(3.4)	-	(15.5)	(9.4)	(16.6)
Loss on interest rate swaps	19.6	55.7	30.4	10.5	-
Equity in net income of nonconsolidated affiliates	(4.6)	(10.6)	(10.3)	(8.7)	(12.3)
Income (loss) from continuing operations before income tax (benefit) expense	123.5	195.5	(93.9)	(492.0)	(321.9)
Provision for income tax (benefit) expense	(3.2)	(70.1)	(322.4)	22.4	19.6
Income (loss) from continuing operations	126.7	265.6	228.5	(514.4)	(341.5)
Income (loss) from discontinued operations, net of tax	2.1	16.2	490.2	(16.9)	(6.0)
Net income (loss)	128.8	281.8	718.7	(531.3)	(347.5)
Less: Net income attributable to noncontrolling interests	(34.0)	(29.4)	(65.3)	(93.7)	(98.5)
Net income (loss) attributable to HealthSouth	94.8	252.4	653.4	(625.0)	(446.0)
Less: Convertible perpetual preferred stock dividends	(26.0)	(26.0)	(26.0)	(22.2)	-
Net income (loss) attributable to HealthSouth common shareholders	$ 68.8	$ 226.4	$ 627.4	$ (647.2)	$ (446.0)
Weighted average common shares outstanding:					
Basic	88.8	83.0	78.7	79.5	79.3
Diluted	103.3	96.4	92.0	90.3	79.6
Earnings (loss) per common share:					
Basic:					
Income (loss) from continuing operations attributable to HealthSouth common shareholders	$ 0.76	$ 2.53	$ 2.17	$ (7.08)	$ (4.83)
Income (loss) from discontinued operations, net of tax, attributable to HealthSouth common shareholders	0.01	0.20	5.80	(1.06)	(0.79)
Net income (loss) attributable to HealthSouth common shareholders	$ 0.77	$ 2.73	$ 7.97	$ (8.14)	$ (5.62)
Diluted:					
Income (loss) from continuing operations attributable to HealthSouth common shareholders	$ 0.76	$ 2.45	$ 2.14	$ (7.08)	$ (4.83)
Income (loss) from discontinued operations, net of tax, attributable to HealthSouth common shareholders	0.01	0.17	4.96	(1.06)	(0.79)
Net income (loss) attributable to HealthSouth common shareholders	$ 0.77	$ 2.62	$ 7.10	$ (8.14)	$ (5.62)
Amounts attributable to HealthSouth:					
Income (loss) from continuing operations	$ 93.3	$ 235.8	$ 197.1	$ (540.7)	$ (383.2)
Income (loss) from discontinued operations, net of tax	1.5	16.6	456.3	(84.3)	(62.8)
Net income (loss) attributable to HealthSouth	$ 94.8	$ 252.4	$ 653.4	$ (625.0)	$ (446.0)

	As of December 31,				
	2009	2008	2007	2006	2005
		(As Adjusted)			
	(In Millions)				
Balance Sheet Data:					
Working capital (deficit)	34.8	(63.5)	(333.1)	(381.3)	(235.5)
Total assets	1,681.5	1,998.2	2,050.6	3,360.8	3,595.3
Long-term debt, including current portion	1,662.5	1,813.2	2,039.4	3,371.7	3,353.9
Convertible perpetual preferred stock	387.4	387.4	387.4	387.4	-
HealthSouth shareholders' deficit	(974.0)	(1,169.4)	(1,554.5)	(2,184.6)	(1,540.7)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the accompanying consolidated financial statements and related notes. See "Cautionary Statement Regarding Forward-Looking Statements" on page ii of this report for a description of important factors that could cause actual results to differ from expected results. See also Item 1A, *Risk Factors*.

This MD&A is designed to provide the reader with information that will assist in understanding our consolidated financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our consolidated financial statements.

Executive Overview

Our Business

We operate inpatient rehabilitation hospitals and long-term acute care hospitals ("LTCHs") and provide treatment on both an inpatient and outpatient basis. As of December 31, 2009, we operated 93 inpatient rehabilitation hospitals (including 3 hospitals that operate as joint ventures which we account for using the equity method of accounting), 6 freestanding LTCHs, 40 outpatient rehabilitation satellites (operated by our hospitals, including one joint venture satellite), and 25 licensed, hospital-based home health agencies. In addition to HealthSouth hospitals, we manage six inpatient rehabilitation units through management contracts. Our inpatient hospitals are located in 26 states and Puerto Rico, with a concentration of hospitals in Texas, Pennsylvania, Florida, Tennessee, Alabama, and Arizona.

We are the nation's largest provider of inpatient rehabilitative healthcare services in terms of revenues, number of hospitals, and patients treated and discharged. Our inpatient rehabilitation hospitals offer specialized rehabilitative care across a wide array of diagnoses and deliver comprehensive, high-quality, cost-effective patient care services. The majority of patients we serve experience significant physical disabilities due to medical conditions, such as strokes, hip fractures, head injury, spinal cord injury, and neurological disorders, that are non-discretionary in nature and which require rehabilitative healthcare services in an inpatient setting. Our team of highly skilled physicians, nurses, and physical, occupational, and speech therapists utilize the latest in equipment and techniques to return patients to home and work. Patient care is provided by nursing and therapy staff as directed by a physician order. Internal case managers monitor each patient's progress and provide documentation of patient status, achievement of goals, discharge planning, and functional outcomes. Our hospitals provide a comprehensive interdisciplinary clinical approach to treatment that leads to what we believe is a higher level of care and superior outcomes.

Net patient revenue from our hospitals increased 5.6% from 2008 to 2009 due primarily to a 5.4% year-over-year increase in inpatient discharges. Same store discharges experienced growth of 4.8% from 2008 to 2009. Operating earnings (as defined in Note 24, *Quarterly Data (Unaudited)*, to the accompanying consolidated financial statements) for 2009 and 2008 were $244.6 million and $386.8 million, respectively. Operating earnings for the year ended December 31, 2008 included gains of $188.5 million associated with *Government, class action, and related settlements expense*, including the *Gain on UBS Settlement* (see Note 22, *Settlements*, to the accompanying consolidated financial statements). *Net cash provided by operating activities* was $406.1 million and $227.2 million for the years ended December 31, 2009 and 2008, respectively. Cash flows during 2009 included $73.8 million related to the net cash proceeds from the UBS Settlement and the receipt of $63.7 million in income tax refunds (see Note 19, *Income Taxes*, and Note 22, *Settlements*, to the accompanying consolidated financial statements). See the "Results of Operations" section of this Item for additional information.

Throughout 2009, we focused our efforts on providing high-quality, cost-effective care, enhancing the operations of our inpatient rehabilitation hospitals, sustaining discharge growth, and growing our business organically through increased market share and capacity expansions. The collapse of the credit markets in 2008 contributed to a tight credit market for most of 2009, requiring us to balance pursuing development opportunities against our deleveraging priority. While doing so, we reduced our total debt outstanding by approximately $151 million and improved our overall debt profile by amending our credit agreement to extend the maturity of a portion of our term loan facility and by refinancing a portion of our outstanding senior notes, which also reduced our exposure to floating interest rates. See this Item, "Liquidity and Capital Resources," Note 2, *Liquidity*, and Note 8, *Long-term Debt*, to the accompanying consolidated financial statements for additional information.

As we made strides in reducing our debt and saw some improvement in the credit markets, we began to shift our strategy to pursuing disciplined development opportunities. Our development projects in 2009 included: opening a new, 40-bed freestanding inpatient rehabilitation hospital in Mesa, Arizona in the third quarter of 2009; beginning construction on our new, 40-bed inpatient rehabilitation hospital in Loudoun County, Virginia; and announcing that our joint venture with Wellmont Health System received a certificate of need to open a new, 25-bed inpatient rehabilitation hospital in Bristol, Virginia. We expect operations to commence in those Virginia locations in the second and third quarters of 2010, respectively. In addition, we acquired an inpatient rehabilitation unit in Altoona, Pennsylvania through a newly formed joint venture and relocated its operations to one of our hospitals and acquired, effective January 1, 2010, a 23-bed inpatient rehabilitation unit in Little Rock, Arkansas through an existing joint venture in which we participate.

We believe the demand for inpatient rehabilitative healthcare services will increase as the U.S. population ages. In addition, the number of patients who qualify for inpatient rehabilitative care under Medicare rules is expected to grow approximately 2% per year for the foreseeable future, creating an attractive market. We believe these market factors align with our strengths in, and focus on, inpatient rehabilitative care. Unlike many of our competitors that may offer inpatient rehabilitation as one of many secondary services, inpatient rehabilitation is our core business.

Key Challenges

While we met our operational goals in 2009, the following are some of the challenges we are addressing:

- Leverage and Liquidity. Our primary sources of liquidity are cash on hand, cash flows from operations (which were $406.1 million during the year ended December 31, 2009, including $73.8 million in net cash proceeds related to the UBS Settlement and the receipt of $63.7 million in income tax refunds, as discussed below), and borrowings under our $400 million revolving credit facility. As of December 31, 2009, we had $80.9 million in *Cash and cash equivalents*. This amount excluded $67.8 million in *Restricted cash* and $21.0 million of restricted marketable securities. As of December 31, 2009, no amounts were drawn on our revolving credit facility.

  While we have improved our leverage and liquidity, further deleveraging is, and will continue to be, a strategic focus. During the year ended December 31, 2009, we reduced our total debt outstanding by approximately $151 million and increased our *Cash and cash equivalents* by approximately $49 million. During 2010, we will continue to analyze our balance sheet, and we will use our available cash in a manner that provides the most beneficial impact to our capital structure, including further debt reduction and deleveraging. We believe our higher Adjusted Consolidated EBITDA and our strong cash flows from operations will allow us to continue to reduce our leverage.

For additional information regarding our leverage and liquidity, see the "Liquidity and Capital Resources" section of this Item and Note 2, *Liquidity*, and Note 8, *Long-term Debt*, to the accompanying consolidated financial statements. See Item 1A, *Risk Factors*, and Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements for a discussion of risks and uncertainties facing us.

- Highly Regulated Industry. Over the last several years, changes in regulations governing inpatient rehabilitation reimbursement have created challenges for inpatient rehabilitative providers. Many of these changes have resulted in limitations on, and in some cases, reductions in, the levels of payments to healthcare providers. For example, and as reported previously, while The Medicare, Medicaid and State Children's Health Insurance Program (SCHIP) Extension Act of 2007 signed on December 29, 2007 may have stabilized much of the volatility in patient volumes created by setting the compliance threshold of the 75% Rule at 60%, it also included a reduction in the pricing of services eligible for Medicare reimbursement to a pricing level that existed in the third quarter of 2007 (the Medicare pricing "roll-back"). See Item 1, *Business*, "Sources of Revenue," for additional information. During the period of the Medicare pricing roll-back, we incurred increased costs, including costs associated with providing annual merit increases and benefits to our employees, without a corresponding increase to our Medicare reimbursement. This Medicare pricing roll-back expired on September 30, 2009.

  On August 7, 2009, the Centers for Medicare and Medicaid Services ("CMS") published in the federal register the fiscal year 2010 notice of final rulemaking for inpatient rehabilitation facilities under the prospective payment system ("IRF-PPS"). This rule contains Medicare pricing changes as well as new coverage requirements. The pricing changes are effective for Medicare discharges between October 1, 2009 and September 30, 2010 and include a 2.5% market basket update, which was the first market basket update we had received in 18 months. However, as discussed below, the various healthcare bills being discussed in Congress include reductions to market basket updates for providers as a means of helping to pay for healthcare reform. Accordingly, it is possible this market basket update could be reduced by Congress. See Item 1, *Business*, "Sources of Revenues," for information related to market basket updates.

  We have analyzed the other aspects of the fiscal year 2010 final rule and believe the remaining changes will have a neutral to slightly positive impact on our *Net operating revenues*. The new coverage requirements under the rule apply to discharges occurring on or after January 1, 2010. Prior to the new rule, our hospitals already operated using many of the new requirements, so these changes have not resulted in material modifications to our clinical or business models. Although these new requirements have only been in effect for a short time, we believe we are in compliance with them.

  Additionally, we are required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These rules and regulations affect our business activities by controlling the reimbursement we receive for services provided, requiring licensure or certification of our hospitals, regulating our relationships with physicians and other referral sources, regulating the use of our properties, and controlling our growth. Ensuring continuous compliance with these laws and regulations is an operating requirement for all healthcare providers.

  We have invested substantial time, effort, and expense in implementing internal controls and procedures designed to ensure regulatory compliance, and we are committed to continued adherence to these guidelines. More specifically, because Medicare comprises a significant portion of our *Net operating revenues*, it is important for us to remain compliant with the laws and regulations governing the Medicare program. If we were unable to remain compliant with these regulations, our financial position, results of operations, and cash flows could be materially, adversely impacted.

- Potential Impact of Healthcare Reform. Although President Obama has identified healthcare reform as a major domestic priority, and Congress has devoted considerable effort to drafting healthcare reform legislation, at the time of this writing, no specific healthcare reform legislation has been adopted. The future of healthcare reform appears uncertain at this time. Many issues are being discussed within the context of healthcare reform, several of which could have an impact on our business. The three issues with the greatest potential impact are: (1) reducing annual market basket updates to providers,

(2) combining, or "bundling," of acute care hospital and post-acute Medicare reimbursement at some point in the future, and (3) creating an Independent Medicare Advisory Board.

With respect to future reductions to market basket updates, and as previously noted, while no specific healthcare legislation has been adopted at this time, the healthcare reform bills that have been passed by both the U.S. Senate and the House of Representatives include some kind of reduction to market basket updates. While we cannot be certain of the magnitude of these potential market basket reductions, or if they will be enacted, we will be working with other providers, as well as other interested parties, to help ensure they do not compromise our ability to provide high-quality services to the patients we serve.

The probability of enacting a "bundled" payment system is difficult to predict at this time. The major healthcare reform bills being contemplated currently by Congress include provisions to examine the feasibility of bundling, including the potential for a voluntary bundling pilot program to test and evaluate alternative payment methodologies. We will continue to work with the acute hospital and post-acute care provider communities on this important issue.

There has also been discussion of establishing an "Independent Medicare Advisory Board" that would be charged with presenting proposals to Congress to reduce Medicare expenditures upon the occurrence of Medicare expenditures exceeding a certain level. At this point, it is difficult to determine whether this board will be enacted into law, and, if so, how it would function. Similar to the reform concerns discussed above, we will continue to work with other providers, as well as other parties who have a vested interest, to help ensure they do not compromise our ability to provide high-quality services to the patients we serve.

- Staffing. Our operations are dependent on the efforts, abilities, and experience of our medical personnel, such as physical therapists, occupational therapists, speech pathologists, nurses, and other healthcare professionals. In some markets, the lack of availability of medical personnel is an operating issue facing all healthcare providers, although the weak economy has mitigated this issue to some degree. We have refined our comprehensive benefits package to remain competitive in this challenging staffing environment while also being consistent with our goal of being a high-quality, cost-effective provider of inpatient rehabilitative services. As a result of our efforts, we are experiencing improved retention rates and reduced turnover. Going forward, recruiting and retaining qualified personnel for our hospitals will remain a high priority for us.

  We also are monitoring efforts in Congress that could make it more difficult for employees to avoid or reject labor organization. At this time, it is not clear whether, when, or in what form, such legislation might be enacted into law, nor are we able to predict the impact, if any, this legislation would have on our business, if enacted.

Business Outlook

As previously noted, the inpatient rehabilitation sector of the healthcare industry is an attractive market: the aging demographics of the U.S. population coupled with an approximate 2% projected annual growth rate in the number of patients who qualify for inpatient rehabilitative care under Medicare rules create a favorable business environment for us. As the nation's largest provider of inpatient rehabilitative healthcare services, we believe we differentiate ourselves from our competitors based on our broad base of clinical expertise, the quality of our clinical outcomes, the application and leverage of rehabilitative technology, and the standardization of best practices that result in high-quality, cost-effective care for the patients we serve.

Our ability to continue to create shareholder value in the near term will be predicated on our ability to: (1) deleverage our balance sheet; (2) provide high-quality, cost-effective care; (3) grow organically; (4) pursue acquisitions on a disciplined, opportunistic basis; and (5) adapt to regulatory changes affecting our industry.

During the year ended December 31, 2009, we reduced our total debt outstanding by approximately $151 million, and we believe our higher Adjusted Consolidated EBITDA and our strong cash flows from operations will allow us to continue to reduce our debt and leverage. Further, we believe we have adequate sources of liquidity due to our *Cash and cash equivalents* and the availability of our revolving credit facility. In addition, and as discussed in the "Liquidity and Capital Resources" section of this Item, we do not face near-term refinancing risk.

We believe our ability to continue to grow at a faster rate than the rest of the industry is attributable to our higher level of care and is sustainable. In addition, the majority of patients we serve have medical conditions, such as strokes, hip fractures, and neurological disorders, that are non-discretionary in nature and which require rehabilitative services in an inpatient setting.

Healthcare providers are under increasing pressure to control healthcare costs. We take this challenge seriously and pride ourselves in our ability to provide high-quality, cost-effective care. We will continue to focus on ensuring we provide high-quality care and finding efficiencies in our cost structure at both the corporate and operational levels in an effort to remain competitive. Our largest costs are our *Salaries and benefits*, and they represent our investment in our most valuable resource: our employees. We continue to actively manage these expenses. We will continue to monitor the labor market and will make any necessary adjustments to remain competitive in this challenging environment while also being consistent with our goal of being a high-quality, cost-effective provider of inpatient rehabilitative services.

While deleveraging will remain a priority, our deleveraging efforts in 2010 will focus on growing Adjusted Consolidated EBITDA through organic growth and disciplined expansion. Our organic growth will result from increasing our market share of inpatient discharges, actively managing expenses, and pursuing capacity expansions in existing hospitals to meet growing demand in certain markets. During 2010, our Adjusted Consolidated EBITDA will also benefit from our 2009 development activities, as described above. In addition to organic growth, we will pursue acquisitions, joint ventures, and market consolidations of inpatient rehabilitation hospitals, and we will continue to look for appropriate markets for de-novo sites. For any de-novo project we decide to pursue, we may work with third parties willing to assume the majority of the financing risks associated with these projects.

As discussed previously, healthcare always has been a highly regulated industry, and the inpatient rehabilitation segment is no exception. Successful healthcare providers are those who provide high-quality care and have the capabilities to adapt to changes in the regulatory environment. We believe we have the necessary capabilities – scale, infrastructure, and management – to adapt and succeed in a highly regulated industry, and we have a proven track record of being able to do so. The healthcare reform proposals that are being discussed are fluid and changing. However, we are confident, based on our track record, we will be able to adapt to whatever changes may impact our industry.

In summary, we believe the business outlook is positive. We will continue to monitor the economic and regulatory climates and focus on initiatives designed to control costs. We anticipate we will be able to continue to generate strong cash flows that will be directed toward opportunistic, disciplined expansion and growth of our inpatient business and debt reduction, which we believe will bring long-term, sustainable growth and returns to our stockholders. Finally, we will continue to work with the acute hospital and post-acute care provider communities, as well as other interested parties, to bring positive healthcare reform that rewards healthcare providers, like HealthSouth, that strive to provide high-quality, cost-effective services to patients who need these services.

Results of Operations

During 2009, 2008, and 2007, we derived consolidated *Net operating revenues* from the following payor sources:

	For the Year Ended December 31,		
	2009	2008	2007
Medicare	67.9%	67.2%	67.8%
Medicaid	2.1%	2.2%	2.0%
Workers' compensation	1.6%	2.1%	2.3%
Managed care and other discount plans	23.1%	22.4%	20.5%
Other third-party payors	2.7%	3.5%	4.0%
Patients	1.2%	1.0%	1.1%
Other income	1.4%	1.6%	2.3%
Total	100.0%	100.0%	100.0%

Our payor mix is weighted heavily towards Medicare. Our hospitals receive Medicare reimbursements under IRF-PPS. Under IRF-PPS, our hospitals receive fixed payment amounts per discharge based on certain rehabilitation impairment categories established by the United States Department of Health and Human Services. With IRF-PPS, our hospitals retain the difference, if any, between the fixed payment from Medicare and their operating costs. Thus, our hospitals benefit from being high-quality, low-cost providers. For additional information regarding Medicare reimbursement, see the "Sources of Revenues" section of Item 1, *Business*.

Over the past few years, we have experienced an increase in managed Medicare and private fee-for-service plans that are included in the "managed care and other discount plans" category in the above table. As part of the Balanced Budget Act of 1997, Congress created a program of private, managed healthcare coverage for Medicare beneficiaries. This program has been referred to as Medicare Part C, or "Medicare Advantage." The program offers beneficiaries a range of Medicare coverage options by providing a choice between the traditional fee-for-service program (under Medicare Parts A and B) or enrollment in a health maintenance organization, preferred provider organization, point-of-service plan, provider sponsored organization, or an insurance plan operated in conjunction with a medical savings account. While we expect our payor mix will remain heavily weighted towards traditional Medicare, we expect this increase of patients in managed Medicare and private fee-for-service plans will continue. However, the future of Medicare Advantage will be determined, ultimately, by Congress, and any changes to Medicare Advantage may have an impact on this trend.

Under IRF-PPS, hospitals are reimbursed on a "per discharge" basis. Thus, the number of patient discharges is a key metric utilized by management to monitor and evaluate our performance. The number of outpatient visits is also tracked in order to measure the volume of outpatient activity each period.

Certain financial results have been reclassified to conform to the current year presentation. During 2009, we terminated the leases associated with certain rental properties and reached an agreement to sell one of our hospitals to a third party. As a result, we reclassified our consolidated balance sheet as of December 31, 2008 to show the assets and liabilities of these facilities as held for sale. We also reclassified our consolidated statements of operations and consolidated statements of cash flows for the years ended December 31, 2008 and 2007 to include these properties and their results of operations as discontinued operations.

As of January 1, 2009, we reclassified our noncontrolling interests (formerly known as "minority interests") as a component of equity and now report net income and comprehensive income attributable to our noncontrolling interests separately from net income and comprehensive income attributable to HealthSouth.

During the preparation of our condensed consolidated financial statements for the quarterly period ended June 30, 2009, we identified an error in our consolidated financial statements as of and for the year ended December 31, 2008 and prior periods and our condensed consolidated financial statements as of and for the quarterly period ended March 31, 2009. We corrected this error in our financial statements by adjusting *Equity in net income of nonconsolidated affiliates*, which resulted in an understatement of both our *Income (loss) from continuing operations before income tax benefit* and our *Net income* of approximately $4.5 million for the year ended

December 31, 2009. This error related primarily to an approximate $9.6 million overstatement of our investment in a joint venture hospital we account for using the equity method of accounting due to the understatement of prior period income tax provisions of this joint venture hospital and the adjustment of certain liabilities due to this joint venture hospital. We also adjusted *Other current liabilities* by approximately $4.7 million due to changes in amounts due to us for expenses paid on behalf of this joint venture hospital. We do not believe these adjustments are material to the consolidated financial statements as of December 31, 2009 or to any prior years' consolidated financial statements. As a result, we have not restated any prior period amounts.

As discussed in the "Results of Discontinued Operations" section of this Item and Note 18, *Assets Held for Sale and Results of Discontinued Operations*, to the accompanying consolidated financial statements, we divested our surgery centers, outpatient, and diagnostic divisions during 2007. Because we did not allocate corporate overhead by division, our operating results for the year ended December 31, 2007 reflect overhead costs associated with managing and providing shared services to these divisions, through their respective dates of sale, even though these divisions qualify as discontinued operations.

As discussed in Note 8, *Long-term Debt*, to the accompanying consolidated financial statements, due to the requirements under our credit agreement to use the net proceeds from each divestiture to repay obligations outstanding under our credit agreement, we allocated the interest expense on the debt that was required to be repaid as a result of the divestiture transactions to discontinued operations in 2007.

From 2007 through 2009, our consolidated results of operations were as follows:

	For the Year Ended December 31,			Percentage Change	
	2009	2008	2007	2009 vs. 2008	2008 vs. 2007
		(As Adjusted)			
	(In Millions)				
Net operating revenues	$ 1,911.1	$ 1,829.5	$ 1,723.5	4.5%	6.2%
Operating expenses:					
Salaries and benefits	948.8	928.2	857.5	2.2%	8.2%
Other operating expenses	271.4	264.9	241.0	2.5%	9.9%
General and administrative expenses	104.5	105.5	127.9	(0.9%)	(17.5%)
Supplies	112.4	108.2	99.6	3.9%	8.6%
Depreciation and amortization	70.9	82.4	74.8	(14.0%)	10.2%
Impairment of long-lived assets	-	0.6	15.1	(100.0%)	(96.0%)
Gain on UBS Settlement	-	(121.3)	-	(100.0%)	N/A
Occupancy costs	47.6	48.8	51.4	(2.5%)	(5.1%)
Provision for doubtful accounts	33.1	27.0	33.2	22.6%	(18.7%)
Loss on disposal of assets	3.5	2.0	5.9	75.0%	(66.1%)
Government, class action, and related settlements expense	36.7	(67.2)	(2.8)	(154.6%)	2,300.0%
Professional fees—accounting, tax, and legal	8.8	44.4	51.6	(80.2%)	(14.0%)
Total operating expenses	1,637.7	1,423.5	1,555.2	15.0%	(8.5%)
Loss on early extinguishment of debt	12.5	5.9	28.2	111.9%	(79.1%)
Interest expense and amortization of debt discounts and fees	125.8	159.5	229.4	(21.1%)	(30.5%)
Other income	(3.4)	-	(15.5)	N/A	(100.0%)
Loss on interest rate swaps	19.6	55.7	30.4	(64.8%)	83.2%
Equity in net income of nonconsolidated affiliates	(4.6)	(10.6)	(10.3)	(56.6%)	2.9%
Income (loss) from continuing operations before income tax benefit	123.5	195.5	(93.9)	(36.8%)	(308.2%)
Provision for income tax benefit	(3.2)	(70.1)	(322.4)	(95.4%)	(78.3%)
Income from continuing operations	126.7	265.6	228.5	(52.3%)	16.2%
Income from discontinued operations, net of tax	2.1	16.2	490.2	(87.0%)	(96.7%)
Net income	128.8	281.8	718.7	(54.3%)	(60.8%)
Less: Net income attributable to noncontrolling interests	(34.0)	(29.4)	(65.3)	15.6%	(55.0%)
Net income attributable to HealthSouth	$ 94.8	$ 252.4	$ 653.4	(62.4%)	(61.4%)

Operating Expenses as a % of Net Operating Revenues

	For the Year Ended December 31,		
	2009	2008	2007
Salaries and benefits	49.6%	50.7%	49.8%
Other operating expenses	14.2%	14.5%	14.0%
General and administrative expenses	5.5%	5.8%	7.4%
Supplies	5.9%	5.9%	5.8%
Depreciation and amortization	3.7%	4.5%	4.3%
Impairment of long-lived assets	0.0%	0.0%	0.9%
Gain on UBS Settlement	0.0%	(6.6%)	0.0%
Occupancy costs	2.5%	2.7%	3.0%
Provision for doubtful accounts	1.7%	1.5%	1.9%
Loss on disposal of assets	0.2%	0.1%	0.3%
Government, class action, and related settlements expense	1.9%	(3.7%)	(0.2%)
Professional fees—accounting, tax, and legal	0.5%	2.4%	3.0%
Total	85.7%	77.8%	90.2%

Additional information regarding our operating results for the years ended December 31, 2009, 2008, and 2007 is as follows:

	For the Year Ended December 31,		
	2009	2008	2007
		(In Millions)	
Net patient revenue—inpatient	$ 1,743.4	$ 1,651.7	$ 1,535.9
Net patient revenue—outpatient and other revenues	167.7	177.8	187.6
Net operating revenues	$ 1,911.1	$ 1,829.5	$ 1,723.5
		(Actual Amounts)	
Discharges	112,975	107,184	100,161
Outpatient visits	1,122,545	1,218,926	1,308,101
Average length of stay	14.3 days	14.7 days	15.1 days
Occupancy %	67.3%	66.8%	63.9%
# of licensed beds	6,572	6,463	6,493
Full-time equivalents*	15,504	15,473	15,297

* Excludes 393, 410, and 565 full-time equivalents for the years ended December 31, 2009, 2008, and 2007, respectively, who are considered part of corporate overhead with their salaries and benefits included in *General and administrative expenses* in our consolidated statements of operations. Full-time equivalents included in the above table represent those who participate in or support the operations of our hospitals and exclude an estimate of full-time equivalents related to contract labor.

In the discussion that follows, we use "same store" comparisons to explain the changes in certain performance metrics and line items within our financial statements. We calculate same store comparisons based on hospitals open throughout both the full current period and throughout the full prior periods presented. These comparisons include the financial results of market consolidation transactions in existing markets, as it is difficult to determine, with precision, the incremental impact of these transactions on our results of operations.

Net Operating Revenues

Our consolidated *Net operating revenues* consist primarily of revenues derived from patient care services. *Net operating revenues* also include other revenues generated from management and administrative fees and other non-patient care services. These other revenues approximated 1.4%, 1.6%, and 2.3% of consolidated *Net operating revenues* for the years ended December 31, 2009, 2008, and 2007, respectively.

Our *Net operating revenues* were negatively impacted in 2009 and 2008 by the pricing roll-back that was part of the 2007 Medicare Act, as discussed above. The pricing roll-back was effective from April 1, 2008 until September 30, 2009. However, as reported previously, the roll-out of our TeamWorks initiative in 2008 produced results that yielded an increase in patient discharges in each quarter of 2008. During the latter part of 2008 and early 2009, we implemented a sustainability module to ensure the operational initiatives from the start-up phase of the TeamWorks project remained embedded at our hospitals. This continued focus on the TeamWorks initiative, coupled with the dedication and hard work of our employees, allowed us to continue to generate discharge growth throughout 2009, in spite of the difficult comparisons to 2008's growth. This growth in discharges helped mitigate the negative impact of the pricing roll-back.

Net patient revenue from our hospitals was 5.6% higher in 2009 than 2008, and it was 7.5% higher in 2008 than 2007. The increase in each year was primarily attributable to a 5.4% and 7.0%, respectively, year-over-year increase in patient discharges. Same store discharges were 4.8% higher in 2009 than 2008 and 6.6% higher in 2008 than 2007. Net patient revenue per discharge increased in both 2009 and 2008 due primarily to higher average acuity for the patients we served. Net patient revenue from our hospitals in 2008 also benefitted from the acquisition of a hospital in Vineland, New Jersey and two market consolidation transactions in Texas.

Decreased outpatient volumes in all periods presented resulted primarily from the closure of outpatient satellites, but challenges in securing therapy staffing for these outpatient satellites in certain markets and continued competition from physicians offering physical therapy services within their own offices also contributed to the decline. As of December 31, 2009, 2008, and 2007, we operated 40, 50, and 61 outpatient satellites, respectively, including one joint venture satellite. Strong unit pricing and the closure of underperforming satellites resulted in higher net patient revenue per visit in each year. We continuously monitor the performance of our outpatient satellites and will take appropriate action with respect to underperforming facilities, including closure.

See this Item, "Executive Overview – Key Challenges," and Item 1, *Business*, "Healthcare Reform," for a discussion of potential future reductions to market basket updates.

Salaries and Benefits

Salaries and benefits represent the most significant cost to us and represent an investment in our most important asset: our employees. *Salaries and benefits* include all amounts paid to full- and part-time employees who directly participate in or support the operations of our hospitals, including all related costs of benefits provided to employees. It also includes amounts paid for contract labor.

We actively manage the productive portion of our *Salaries and benefits* utilizing certain metrics, including employees per occupied bed, or "EPOB." This metric is determined by dividing the number of full-time equivalents, including an estimate of full-time equivalents from the utilization of contract labor, by the number of occupied beds during each period. The number of occupied beds is determined by multiplying the number of licensed beds by our occupancy percentage. For the years ended December 31, 2009, 2008, and 2007, our EPOB was 3.53, 3.62, and 3.73, respectively, or a year-over-year improvement of 2.5% and 2.9% in 2009 and 2008, respectively.

Salaries and benefits were 49.6%, 50.7%, and 49.8% of *Net operating revenues* in 2009, 2008, and 2007, respectively. The increase from 2007 to 2008 was due primarily to non-productive factors such as annual merit increases given to employees without an offsetting increase in our pricing due to the Medicare pricing roll-back discussed above, enhanced benefits, and training and orienting new employees needed as a result of additional volumes. During late 2008, we addressed our comprehensive benefits package and made refinements that allowed us, and will continue to allow us, to remain competitive in this challenging staffing environment while also being consistent with our goal of being a high-quality, low-cost provider of inpatient rehabilitative services. Such refinements included, but were not limited to, passing along a portion of the increased costs associated with medical plan benefits to our employees and reducing certain aspects of our paid-time-off program. Also, as a result of our recruiting and retention efforts, costs associated with contract labor decreased in 2009. As a result, *Salaries and benefits* as a percent of *Net operating revenues* decreased from 2008 to 2009.

As it is routine to provide merit increases to our employees on October 1 of each year, which normally coincides with our annual Medicare pricing adjustment, we provided an approximate 2.3% merit increase to our employees effective October 1, 2009.

Our staffing priority is always to effectively treat our patients and to continue achieving the excellence in clinical outcomes that differentiates us from our competitors. We will continue to actively manage the productive component of our *Salaries and benefits*, and we will continue to focus on our recruiting and retention efforts.

Other Operating Expenses

Other operating expenses include costs associated with managing and maintaining our hospitals. These expenses include such items as contract services, utilities, insurance, professional fees, and repairs and maintenance.

In 2008 and 2007, we experienced a reduction in self-insurance costs due to revised actuarial estimates that resulted from current claims history and industry-wide loss development trends. These reductions were primarily included in *Other operating expenses* in our consolidated statements of operations for the years ended December 31, 2009, 2008, and 2007. See Note 10, *Self-Insured Risks*, to the accompanying consolidated financial statements for additional information.

Other operating expenses were higher during 2009 than in 2008 primarily due to increased patient volumes and the year-over-year impact of the reduction in self-insurance costs discussed above. *Other operating expenses* were higher during 2008 than in 2007 primarily due to increased patient volumes, repairs and maintenance expenses associated with the refurbishment of some of our aging hospitals, and costs associated with the implementation of our TeamWorks initiative.

General and Administrative Expenses

General and administrative expenses primarily include administrative expenses such as information technology services, corporate accounting, human resources, internal audit and controls, and legal services that are managed from our corporate headquarters in Birmingham, Alabama. These expenses also include all stock-based compensation expenses.

As discussed in the "Results of Discontinued Operations" section of this Item and Note 18, *Assets Held for Sale and Results of Discontinued Operations*, to the accompanying consolidated financial statements, we divested our surgery centers, outpatient, and diagnostic divisions during 2007. Because we did not allocate corporate overhead by division, our operating results for the year ended December 31, 2007 reflect overhead costs associated with managing and providing shared services to these divisions, through their respective dates of sale, even though these divisions qualify as discontinued operations.

General and administrative expenses as a percent of *Net operating revenues* decreased from 2008 to 2009 due primarily to a reduction in corporate-related, full-time equivalents and moving certain processes "in-house" versus using external consultants and other professionals.

Our *General and administrative expenses* were lower in 2008 compared to 2007 due primarily to the right-sizing of our corporate departments following the divestitures of our surgery centers, outpatient, and diagnostic divisions. The reduction in *General and administrative expenses* resulting from our divestiture transactions was partially offset by rent expense associated with the sale of our corporate campus and subsequent leasing of our corporate office space within the same property that was sold.

Supplies

Supplies expense includes all costs associated with supplies used while providing patient care. These costs include pharmaceuticals, food, needles, bandages, and other similar items. The increase in *Supplies* expense in each period was due primarily to an increase in the number of patients treated.

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2008 included a charge related to the accelerated depreciation of our corporate campus so that the net book value of the corporate campus equaled the net proceeds we received on the transaction's closing date. The change in *Depreciation and amortization* in each year presented primarily resulted from this transaction. See Note 5, *Property and Equipment*, to the accompanying consolidated financial statements.

As we continue to grow and expand our inpatient rehabilitation business, we expect our depreciation and amortization charges to increase going forward.

Impairment of Long-Lived Assets

During 2008, we recorded an impairment charge of $0.6 million. This charge represented our write-down of certain long-lived assets associated with one of our hospitals to their estimated fair value based on an offer we received from a third party to acquire the assets.

During 2007, we recognized long-lived asset impairment charges of $15.1 million. Approximately $14.5 million of these charges related to the Digital Hospital (as defined in Note 5, *Property and Equipment*, to the accompanying consolidated financial statements). On June 1, 2007, we entered into a sale agreement and wrote the Digital Hospital down by $14.5 million to its estimated fair value based on the estimated net proceeds we expected to receive from this sale. This agreement to sell our corporate campus was terminated on August 7, 2007, pursuant to an opt-out provision in the agreement. As discussed in Note 5, *Property and Equipment*, to the accompanying consolidated financial statements, we sold our corporate campus on March 31, 2008.

Gain on UBS Settlement

As discussed in more detail in Note 22, *Settlements*, to the accompanying consolidated financial statements, we entered into an agreement with UBS Securities to settle litigation filed by the derivative plaintiffs on the Company's behalf. Under the settlement, $100.0 million in cash previously paid into escrow by UBS Securities and its insurance carriers was released to us, and we received a release of all claims by UBS Securities, including the release and satisfaction of an approximate $31 million judgment in favor of an affiliate of UBS Securities related to a loan guarantee.

Out of the $100.0 million cash settlement proceeds received from UBS Securities and its insurance carriers, we were obligated to pay $26.2 million in fees and expenses to the derivative plaintiffs' attorneys and are obligated to pay 25% of the net proceeds, after deducting all of our costs and expenses in connection with the derivative litigation, to the plaintiffs in the consolidated securities litigation. See this Item, "Results of Operations – Government, Class Action, and Related Settlements Expense" and "Results of Operations – Professional Fees – Accounting, Tax, and Legal," for additional information.

As a result of this settlement, we recorded a $121.3 million gain in our consolidated statement of operations for the year ended December 31, 2008. This gain was comprised of the $100.0 million cash portion of the settlement plus the principal portion of the above referenced loan guarantee.

Occupancy Costs

Occupancy costs include amounts paid for rent associated with leased hospitals, including common area maintenance and similar charges. These costs did not change significantly in the periods presented.

Provision for Doubtful Accounts

As disclosed previously, we have experienced denials of certain diagnosis codes by Medicare contractors based on medical necessity. We appeal most of these denials and have experienced a strong success rate for claims that have completed the appeals process. While our success rate is a positive reflection of the medical necessity of the applicable patients, the appeal process can take in excess of one year, and we cannot provide assurance as to the ongoing and future success of our appeals. As such, we have made provisions against these receivables in accordance with our accounting policy that necessarily considers the age of the receivables under appeal as part of our *Provision for doubtful accounts*. The aging of these types of claims has resulted in an increase in our *Provision for doubtful accounts* as a percent of *Net operating revenues* during 2009.

During the latter half of 2007, we began seeing the positive benefits from new collections software installed in late 2006, as well as the standardization of certain business office processes. The decrease in the *Provision for doubtful accounts* as a percent of *Net operating revenues* from 2007 to 2008 primarily resulted from receiving a full year of benefits under the new system and processes.

Loss on Disposal of Assets

The *Loss on disposal of assets* in each year presented primarily resulted from various equipment disposals throughout each period. In 2009 and 2008, these losses also included the write-off of certain assets as we updated, or "refreshed," some of our hospitals. For the year ended December 31, 2009, it also included losses associated with our write-down of certain assets held for sale to their estimated fair value based on offers we received from third parties to acquire the assets. For additional information, see Note 15, *Fair Value Measurements*, to the accompanying consolidated financial statements.

Government, Class Action, and Related Settlements Expense

The majority of the amounts recorded as *Government, class action, and related settlements expense* in each period resulted from changes in the fair value of our common stock and the associated common stock warrants underlying our securities litigation settlement. Prior to the issuance of these shares of common stock and common stock warrants on September 30, 2009, at each period end, we adjusted our liability for this settlement based on the value of our common stock and the associated common stock warrants. To the extent the price of our common stock increased, we would increase our liability and record losses. When the price of our common stock decreased, we would reduce our liability and record gains. The final fair value adjusted related to these shares and warrants was made in 2009 when we issued the underlying common stock and common stock warrants. See Note 22, *Settlements*, to the accompanying consolidated financial statements for additional information.

Government, class action, and related settlements expense for the year ended December 31, 2009 included a $37.2 million increase in the liability associated with our securities litigation settlement based on the value of our common stock and the associated common stock warrants underlying this settlement. *Government, class action, and related settlements expense* for 2009 also included a net gain of $0.5 million associated with certain settlements and other matters discussed in Note 22, *Settlements*, and Note 23, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements.

Government, class action, and related settlements expense for the year ended December 31, 2008 included an $85.2 million decrease in the liability associated with our securities litigation settlement based on the value of our common stock and the associated common stock warrants underlying this settlement. *Government, class action, and related settlements expense* also included a net charge of $18.0 million during 2008 for certain settlements and indemnification obligations. These obligations primarily related to amounts owed to the derivative plaintiffs in our securities litigation settlement as a result of the UBS Settlement discussed in Note 22, *Settlements*, to the accompanying consolidated financial statements. As discussed in that note, the derivative plaintiffs are entitled to 25% of any net recoveries from judgments obtained by us or on our behalf with respect to certain claims against Mr. Scrushy, Ernst & Young LLP, and UBS Securities.

Government, class action, and related settlements expense for the year ended December 31, 2007 included a $24.0 million decrease in the liability associated with our securities litigation settlement based on the value of our common stock and the associated common stock warrants underlying this settlement. In addition, *Government, class action, and related settlements expense* in 2007 included a charge of $14.2 million associated with a final settlement with the Office of Inspector General of the United States Department of Health and Human Services related to certain self-disclosures. *Government, class action, and related settlements expense* also included a net charge of approximately $7.0 million during 2007 for certain settlements and other settlement negotiations that were ongoing as of December 31, 2007.

For additional information, see Note 22, *Settlements*, and Note 23, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements.

Professional Fees—Accounting, Tax, and Legal

As discussed in Note 23, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements, in June 2009, a court ruled that Mr. Scrushy committed fraud and breached his fiduciary duties during his time with HealthSouth. Based on this judgment, we have no obligation to indemnify him for any litigation costs. Therefore, we reversed the remainder of our accrual for his legal fees, which resulted in a reduction in *Professional fees – accounting, tax, and legal* of $6.5 million during the year ended December 31, 2009.

Excluding the reversal of accrued fees discussed above, *Professional fees – accounting, tax, and legal* for the year ended December 31, 2009 related primarily to legal and consulting fees for continued litigation defense and support matters arising from prior reporting and restatement issues and income tax return preparation and consulting fees for various tax projects related to our pursuit of our remaining income tax refund claims.

Professional fees—accounting, tax, and legal for the year ended December 31, 2008 related primarily to legal fees for continued litigation defense and support matters arising from our prior reporting and restatement issues and income tax return preparation and consulting fees for various tax projects related to our pursuit of our remaining income tax refund claims. Specifically, these fees included the $26.2 million of fees and expenses awarded to the derivative plaintiffs' attorneys as part of the UBS Settlement discussed in Note 22, *Settlements*, to the accompanying consolidated financial statements.

Professional fees—accounting, tax, and legal for the year ended December 31, 2007 related primarily to income tax consulting fees for various tax projects (including tax projects associated with our filing of amended income tax returns for 1996 to 2003), legal fees for continued litigation defense and support matters arising from our prior reporting and restatement issues, and consulting fees associated with support received during our divestiture activities.

See Note 22, *Settlements*, and Note 23, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements for a description of our continued litigation defense and support matters arising from our prior reporting and restatement issues.

Loss on Early Extinguishment of Debt

As disclosed previously and throughout this report, during 2009, 2008, and 2007, we used the net proceeds from various non-operating sources of cash, as well as available cash, to pay down long-term debt. In addition, during 2009, we completed a refinancing transaction in which we issued $290.0 million of 8.125% Senior Notes due 2020 and used the net proceeds from this transaction, along with cash on hand, to tender for and redeem all Floating Rate Senior Notes due 2014 outstanding at that time. The amounts included in *Loss on early extinguishment of debt* in 2009 and 2008 are a result of these transactions.

Interest Expense and Amortization of Debt Discounts and Fees

As discussed in Note 9, *Derivative Instruments*, to the accompanying consolidated financial statements, as well as in Item 7A, *Quantitative and Qualitative Disclosures about Market Risk*, we have effectively converted $1.0 billion of variable rate interest to a fixed rate via interest rate swaps that are not designated as hedges. Because these swaps are not designated as hedges, the line item *Interest expense and amortization of debt discounts and fees*, benefits from lower interest rates. However, lower rates generate increased payments on our interest rate swaps and increase amounts included in the line item *Loss on interest rate swaps*.

As discussed earlier in this Item and in Note 8, *Long-term Debt*, to the accompanying consolidated financial statements, due to the requirements under our credit agreement to use the net proceeds from the 2007 divestitures of our surgery centers, outpatient, and diagnostic divisions to repay obligations outstanding under our credit agreement, we allocated interest expense on the debt that was required to be repaid as a result of the divestiture transactions to discontinued operations in 2007. The following table provides information regarding our total *Interest expense and amortization of debt discounts and fees* presented in our consolidated statements of operations for both continuing and discontinued operations:

	For the Year Ended December 31,		
	2009	**2008**	**2007**
		(In Millions)	
Continuing operations:			
Interest expense	$ 119.2	$ 153.0	$ 221.6
Amortization of debt discounts and fees	6.6	6.5	7.8
Interest expense and amortization of debt discounts and fees	125.8	159.5	229.4
Interest expense for discontinued operations	1.3	1.9	45.9
Total interest expense and amortization of debt discounts and fees	$ 127.1	$ 161.4	$ 275.3

The discussion that follows related to *Interest expense and amortization of debt discounts and fees* is based on total interest expense, including the amounts allocated to discontinued operations.

Approximately $17.4 million of the decrease in *Interest expense and amortization of debt discounts and fees* from 2008 to 2009 was due to a decrease in our average interest rate year over year. Our average interest rate was 7.0% during 2009 compared to an average rate of 8.0% during 2008. The remainder of the decrease was due to lower average borrowings which resulted from the debt reductions discussed in Note 2, *Liquidity*, and Note 8, *Long-term Debt*, to the accompanying consolidated financial statements.

Approximately $76.1 million of the decrease in *Interest expense and amortization of debt discounts and fees* from 2007 to 2008 was due to lower average borrowings which resulted from our use of the net proceeds from our divestiture transactions and the majority of our federal income tax recovery in 2007 to reduce debt, as well as the use of the proceeds from the sale of our corporate campus, our equity offering, and an additional income tax refund received in 2008 to reduce total debt outstanding. The remainder of the decrease was due primarily to a decrease in our average interest rate from 2007 to 2008. Our average interest rate was 8.0% in 2008 compared to an average rate of 9.9% in 2007. *Interest expense and amortization of debt discounts and fees* for 2008 also included the reversal of $9.4 million of accrued interest related to the loan guarantee discussed in Note 22, *Settlements*, "UBS Litigation Settlement," to the accompanying consolidated financial statements.

See also Note 8, *Long-term Debt*, to the accompanying consolidated financial statements.

Other Income

Other income is primarily comprised of interest income and gains and losses on sales of investments. In 2009 and 2008, *Other income* included $1.4 million and $1.8 million, respectively, of impairment charges associated with our marketable equity securities and certain other cost method investments. See Note 3, *Cash and Marketable Securities*, to the accompanying consolidated financial statements.

During 2007, we sold our remaining investment in Source Medical to Source Medical and recorded a gain on sale of approximately $8.6 million, which is included in *Other income*. See Note 21, *Related Party Transactions*, to the accompanying consolidated financial statements for more information on Source Medical. As a result of this transaction, we have no further affiliation or material related-party contracts with Source Medical.

Loss on Interest Rate Swaps

Our *Loss on interest rate swaps* in each year represents amounts recorded related to the fair value adjustments and quarterly settlements recorded for our interest rate swaps that are not designated as hedges. The net loss recorded in each year presented represents the change in the market's expectations for interest rates over the remaining term of the swap agreements. To the extent the expected LIBOR rates increase, we will record net gains. When expected LIBOR rates decrease, we will record net losses.

During the years ended December 31, 2009, 2008, and 2007, we had net cash settlement (payments) receipts of ($42.2) million, ($20.7) million, and $3.2 million, respectively, with our counterparties. The net payment obligations on our interest rate swaps reflect the difference between the fixed rate we pay (5.2%) and the three-month LIBOR rate we receive. Three-month LIBOR declined significantly in the first quarter of 2008 and again in the fourth quarter of 2008 leading to increases in our net payment obligations in 2008 and 2009. For additional information regarding these interest rate swaps, see Note 9, *Derivative Instruments*, to the accompanying consolidated financial statements.

Equity in Net Income of Nonconsolidated Affiliates

As discussed above and in Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements, *Equity in net income of nonconsolidated affiliates* for 2009 included an out-of-period adjustment associated with a facility we account for using the equity method of accounting. This adjustment created a charge of approximately $4.5 million for the year ended December 31, 2009.

Income (Loss) from Continuing Operations Before Income Tax Benefit

Our *Income (loss) from continuing operations before income tax benefit* ("pre-tax income (loss) from continuing operations") for 2009, 2008, and 2007 included net losses (gains) of $36.7 million, ($188.5) million, and ($2.8) million, respectively, related to *Government, class action, and related settlements expense*, including the gain on the UBS Settlement (see Note 22, *Settlements*, to the accompanying consolidated financial statements). Pre-tax income (loss) from continuing operations for 2009, 2008, and 2007 also included $8.8 million, $44.4 million, and $51.6 million, respectively, of expenses associated with *Professional fees – accounting, tax, and legal*, as discussed above. It also included losses of $19.6 million, $55.7 million, and $30.4 million, respectively, associated with our interest rate swaps that are not designated as hedges (see Note 9, *Derivative Instruments*, to the accompanying consolidated financial statements).

Excluding these items, the improvement in pre-tax income from continuing operations from 2008 to 2009 resulted from an increase in *Net operating revenues*, a decrease in depreciation, and a decrease in interest expense. The improvement from 2007 to 2008 resulted from an increase in *Net operating revenues* and a decrease in interest expense.

Our pre-tax loss from continuing operations for the year ended December 31, 2007 included an $8.6 million gain related to the sale of our remaining investment in Source Medical (see Note 21, *Related Party Transactions*, to the accompanying consolidated financial statements).

Provision for Income Tax Benefit

As a result of our adoption of authoritative guidance related to noncontrolling interests, our effective tax rate is determined from earnings from continuing operations before income tax which include net income attributable to noncontrolling interests. See Note 1, *Summary of Significant Accounting Policies*, "Reclassifications," to the accompanying consolidated financial statements.

The change in our income tax benefit in each year presented was due primarily to the recovery of federal income taxes and related interest in 2008 and 2007, as discussed in Note 19, *Income Taxes*, to the accompanying consolidated financial statements.

Our *Provision for income tax benefit* in 2009 included the following: (1) current income tax benefit of $16.4 million primarily attributable to state income tax refunds received, or expected to be received, offset by (2) current income tax expense of $9.1 million attributable to state income tax expense of subsidiaries which have separate state filing requirements and federal income taxes for subsidiaries not included in our federal consolidated income tax return and (3) deferred income tax expense of $4.1 million attributable to increases in basis differences of certain indefinite-lived assets and a decrease in our deferred tax asset related to the alternative minimum tax refundable tax credit.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests represents the share of net income or loss allocated to members or partners in our consolidated affiliates. Fluctuations in these amounts are primarily driven by the financial performance of the applicable hospital population each period.

Impact of Inflation

The impact of inflation on the Company will be primarily in the area of labor costs. The healthcare industry is labor intensive. Wages and other expenses increase during periods of inflation and when labor shortages occur in the marketplace. While we believe the current economic climate may help to moderate wage increases in the near term, there can be no guarantee we will not experience increases in the cost of labor, as the need for clinical healthcare professionals is expected to grow. In addition, suppliers pass along rising costs to us in the form of higher prices. While we currently are able to accommodate increased pricing related to supplies, especially pharmaceutical costs, and other operating expenses, we cannot predict our ability to cover future cost increases. Adherence to cost containment should allow us to manage the effects of inflation on future operating results.

It should be noted that we have little or no ability to pass on these increased costs associated with providing services to Medicare and Medicaid patients due to federal and state laws that establish fixed reimbursement rates.

Relationships and Transactions with Related Parties

Related party transactions are not material to our operations, and therefore, are not presented as a separate discussion within this Item. When these relationships or transactions were significant to our results of operations during the years ended December 31, 2009, 2008, and 2007, information regarding the relationship or transaction(s) have been included within this Item. For additional information, see Note 21, *Related Party Transactions*, to the accompanying consolidated financial statements.

Results of Discontinued Operations

During 2009, we terminated the leases associated with certain rental properties and reached an agreement to sell one of our hospitals to a third party. As a result, we reclassified our consolidated balance sheet as of December 31, 2008 to show the assets and liabilities of these facilities as held for sale. We also reclassified our consolidated statements of operations and consolidated statements of cash flows for the years ended December 31, 2008 and 2007 to include these properties and their results of operations as discontinued operations.

The operating results of discontinued operations, by division and in total, are as follows (in millions):

	Year Ended December 31,		
	2009	2008	2007
HealthSouth Corporation:			
Net operating revenues	$ 9.8	$ 28.3	$ 53.1
Costs and expenses	13.4	31.6	53.8
Impairments	4.0	10.0	-
Loss from discontinued operations	(7.6)	(13.3)	(0.7)
(Loss) gain on disposal of assets of discontinued operations	(0.4)	(0.1)	1.6
Income tax (expense) benefit	(0.1)	(0.1)	0.2
(Loss) income from discontinued operations, net of tax	$ (8.1)	$ (13.5)	$ 1.1
Surgery Centers:			
Net operating revenues	$ 7.4	$ 10.7	$ 381.7
Costs and expenses	3.9	6.6	324.5
Impairments	-	1.2	4.8
Income from discontinued operations	3.5	2.9	52.4
Gain on disposal of assets of discontinued operations	0.7	0.2	1.9
Gain on divestiture of division	13.4	19.3	314.9
Income tax benefit	0.4	3.8	18.4
Income from discontinued operations, net of tax	$ 18.0	$ 26.2	$ 387.6
Other:			
Net operating revenues	$ 0.6	$ 2.7	$ 219.3
Costs and expenses	8.5	(2.0)	207.0
Impairments	-	0.6	33.4
(Loss) income from discontinued operations	(7.9)	4.1	(21.1)
Gain on disposal of assets of discontinued operations	0.1	-	1.6
Net (loss) gain on divestitures of divisions	-	(0.6)	137.0
Income tax expense	-	-	(16.0)
(Loss) income from discontinued operations, net of tax	$ (7.8)	$ 3.5	$ 101.5
Total:			
Net operating revenues	$ 17.8	$ 41.7	$ 654.1
Costs and expenses	25.8	36.2	585.3
Impairments	4.0	11.8	38.2
(Loss) income from discontinued operations	(12.0)	(6.3)	30.6
Gain on disposal of assets of discontinued operations	0.4	0.1	5.1
Net gain on divestitures of divisions	13.4	18.7	451.9
Income tax benefit	0.3	3.7	2.6
Income from discontinued operations, net of tax	$ 2.1	$ 16.2	$ 490.2

As discussed in Note 8, *Long-term Debt*, to the accompanying consolidated financial statements, due to the requirements under our credit agreement to use the net proceeds from the divestitures of our surgery centers, outpatient, and diagnostic divisions to repay obligations outstanding under our credit agreement, we allocated the interest expense on the debt that was required to be repaid as a result of the divestiture transactions to discontinued operations in 2007.

HealthSouth Corporation. Our results of discontinued operations primarily included the operations of the following hospitals: Union LTCH (closed in February 2007); Alexandria LTCH (sold in May 2007); Winnfield LTCH (sold in August 2007); Terre Haute LTCH (closed in August 2007); Dallas Medical Center (closed in October 2008); and our hospital in Baton Rouge, Louisiana (sold in January 2010). These results also included the operations of our electro-shock wave lithotripter units (sold in June 2007), our gamma knife radiosurgery center in Texas (lease expired in July 2008), and certain other properties (leases terminated in the first quarter of 2009). The decrease in net operating revenues and costs and expenses in each period presented were due primarily to the performance and eventual sale or closure of these facilities and properties.

During 2009, we recorded an impairment charge of $4.0 million related to our hospital in Baton Rouge, Louisiana that qualified to be reported as discontinued operations in 2009 and was sold in January 2010. We determined the fair value of the impaired long-lived assets at the hospital based on an offer from a third party to purchase the assets. During 2008, we recorded impairment charges of $10.0 million. The majority of these charges related to the Dallas Medical Center. We determined the fair value of the impaired long-lived assets at the hospital primarily based on the assets' estimated fair value using valuation techniques that included third-party appraisals and an evaluation of current real estate market conditions in the applicable area.

Surgery Centers. We closed the transaction to sell our surgery centers division to ASC Acquisition LLC ("ASC") on June 29, 2007, other than with respect to certain facilities in Connecticut, Rhode Island, and Illinois for which approvals for the transfer to ASC had not yet been received as of such date. In August and November 2007, we received approval and transferred the applicable facilities in Connecticut and Rhode Island, respectively, and in January 2008, we received approval for the change in control of five of the six Illinois facilities. Approval for the sixth Illinois facility was obtained in the fourth quarter of 2009. No portion of the purchase price was withheld at closing pending the transfer of these facilities.

As a result of the transfer of the five Illinois facilities during the first quarter of 2008, we recorded a gain on disposal of $19.3 million. An additional gain of $13.4 million was recorded in the fourth quarter of 2009 when the final Illinois facility was transferred to ASC. For additional information, see Note 18, *Assets Held for Sale and Results of Discontinued Operations*, to the accompanying consolidated financial statements.

The change in operating results for this division for all periods presented resulted from the divestiture activity discussed above.

Other. Results of operations in "other" primarily include the results of operations of our former outpatient and diagnostic divisions. We sold our outpatient division to Select Medical in 2007. We closed the transaction to sell our diagnostic division to The Gores Group in July 2007, other than with respect to one facility for which approval for the transfer had not yet been received as of such date. During the first quarter of 2008, we received approval for the transfer of the remaining facility to The Gores Group. For additional information, see Note 18, *Assets Held for Sale and Results of Discontinued Operations*, to the accompanying consolidated financial statements.

The change in operating results for these divisions for all periods presented resulted from the divestiture activity discussed above. Amounts included in income from discontinued operations for 2008 primarily related to the expiration of a contingent liability associated with a prior contractual agreement associated with our former outpatient division. See also Note 23, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements.

During the first quarter of 2007, we wrote the intangible assets and certain long-lived assets of our diagnostic division down to their estimated fair value based on the estimated net proceeds we expected to receive from the divestiture of the division. This charge is included in impairments in the above results of operations.

Liquidity and Capital Resources

We continue to improve our leverage and liquidity. Our progress was confirmed during the second quarter of 2009 when Moody's upgraded our corporate credit rating to B2, allowing the spread on our term loan facility to be reduced by 25 basis points effective June 10, 2009. In addition, Standard and Poor's moved our outlook to "positive" from "stable." During the year ended December 31, 2009, we reduced our total debt outstanding by approximately $151 million and increased our *Cash and cash equivalents* by approximately $49 million. In addition to our debt reduction, we improved our overall debt profile by refinancing senior notes, extending a portion of our term loan facility, and amending other terms of our credit agreement.

In February 2009, we used our federal income tax refund for tax years 1995 through 1999 (see Note 19, *Income Taxes*, to the accompanying consolidated financial statements) along with available cash to reduce our term loan facility by $24.5 million and amounts outstanding under our revolving credit facility to zero. In addition, we used a portion of the net proceeds from our settlement with UBS (see Note 22, *Settlements*, to the accompanying consolidated financial statements) to redeem $36.4 million of our Floating Rate Senior Notes due 2014. In December 2009, we completed a refinancing transaction in which we issued $290.0 million of 8.125% Senior Notes due 2020 and tendered for and redeemed the remaining $329.6 million of our outstanding Floating Rate Senior Notes due 2014. The refinancing transaction reduced debt, extended debt maturities, and reduced floating rate interest exposure. See Note 2, *Liquidity*, and Note 8, *Long-term Debt*, to the accompanying consolidated financial statements for additional information.

Our primary sources of liquidity are cash on hand, cash flows from operations, and borrowings under our revolving credit facility. As of December 31, 2009, we had $80.9 million in *Cash and cash equivalents*. This amount excludes $67.8 million in *Restricted cash* and $21.0 million of restricted marketable securities. Our restricted assets pertain to obligations we have under partnership agreements and other arrangements, primarily related to our captive insurance company. *Cash and cash equivalents* increased during 2009 primarily due to strong operational cash flows as a result of increased inpatient discharges and non-operating cash flows received in the UBS Settlement (see Note 22, *Settlement*, to the accompanying consolidated financial statements) and from income tax refunds (see Note 19, *Income Taxes*, to the accompanying consolidated financial statements). This increase was also in spite of the use of cash for debt service, principal prepayments, and costs associated with refinancing transactions. We continue to analyze our capital structure, and we will use our available cash in a manner that provides the most beneficial impact and return to our shareholders, including development opportunities and deleveraging.

As of December 31, 2009, we had all $400 million available to us under our revolving credit facility. We monitor the financial strength of our depositories, creditors, insurance carriers, and other counterparties using publicly available information, as well as qualitative inputs. Based on our current borrowing capacity and compliance with the financial covenants under our credit agreement, we do not believe there is significant risk in our ability to make draws under our revolving credit facility, if needed. However, no such assurances can be provided. In addition, we anticipate cash flows from certain non-operating sources, such as those related to certain legal matters discussed in Note 22, *Settlements*, and Note 23, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements. However, no assurances can be given as to whether or when such non-operating cash flows will be received or as to the collectability of any amounts owed to us.

We have scheduled principal payments of $21.5 million and $20.8 million in 2010 and 2011, respectively, related to long-term debt obligations (see Note 8, *Long-term Debt*, to the accompanying consolidated financial statements). We do not face near-term refinancing risk, as our revolving credit facility does not expire until 2012, a portion of our term loan facility does not mature until 2013, with the remainder maturing in 2015, and the majority of our bonds are not due until 2016 and 2020.

Our credit agreement governs the vast majority of our senior secured borrowings and contains financial covenants that include a leverage ratio and an interest coverage ratio. As of December 31, 2009, we were in compliance with the covenants under our credit agreement. If we anticipated a potential covenant violation, we would seek relief from our lenders, which would have some cost to us, and such relief might not be on terms favorable to those in our existing credit agreement. Under such circumstances, there is also the potential our lenders would not grant relief to us which, among other things, would depend on the state of the credit markets at that time. However, we believe we have reduced this risk by significantly lowering our senior secured leverage ratio since the inception of our credit agreement.

See Item 1A, *Risk Factors*, and Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements for a discussion of risks and uncertainties facing us. See also Note 2, *Liquidity*, to the accompanying consolidated financial statements.

Sources and Uses of Cash

As noted above, our primary sources of liquidity are cash on hand, cash flows from operations, and borrowings under our revolving credit facility. The following table shows the cash flows provided by or used in operating, investing, and financing activities for the years ended December 31, 2009, 2008, and 2007, as well as the effect of exchange rates for those same years (in millions):

	For the Year Ended December 31,		
	2009	**2008**	**2007**
Net cash provided by operating activities	$ 406.1	$ 227.2	$ 230.6
Net cash (used in) provided by investing activities	(133.0)	(40.0)	1,184.5
Net cash used in financing activities	(224.3)	(176.0)	(1,436.6)
Effect of exchange rate changes on cash and cash equivalents	-	0.8	0.1
Increase (decrease) in cash and cash equivalents	$ 48.8	$ 12.0	$ (21.4)

2009 Compared to 2008

Operating activities. Net cash provided by operating activities increased year over year due to the increase in *Net operating revenues*, as discussed above, and a decrease in cash interest expense. *Net cash provided by operating activities* for the year ended December 31, 2009 included $73.8 million in net cash proceeds related to the UBS Settlement and the receipt of $63.7 million in income tax refunds. See Note 22, *Settlements*, and Note 19, *Income Taxes*, to the accompanying consolidated financial statements.

Investing activities. Decreased proceeds from asset disposals, increased payments associated with interest rate swaps not designated as cash flow hedges, increased restricted cash, and increased capital expenditures in 2009 caused the change in *Net cash used in investing activities* year over year. *Net cash used in investing activities* for the year ended December 31, 2008 included $53.9 million from asset disposals, including our corporate campus. See Note 5, *Property and Equipment*, to the accompanying consolidated financial statements.

Financing activities. Net debt payments during the years ended December 31, 2009 and 2008 were $157.1 million and $252.2 million, respectively. Net debt payments during 2009 primarily resulted from the receipt of the net cash proceeds related to the UBS Settlement and the receipt of income tax refunds discussed above. See also Note 8, *Long-term Debt*, for a discussion of our 2009 refinancing transaction. Net debt payments during 2008 resulted primarily from the sale of our corporate campus and the net proceeds from our June 2008 equity offering. Proceeds of $150.2 million related to our June 2008 equity offering were included in financing activities for the year ended December 31, 2008. For additional information, see Note 5, *Property and Equipment*, and Note 12, *Shareholders' Deficit*, to the accompanying consolidated financial statements.

2008 Compared to 2007

Operating activities. Net cash provided by operating activities in 2008 and 2007 included federal income tax refunds of approximately $46 million and $440 million, respectively. If we exclude these cash refunds in each year, our *Net cash provided by (used in) operating activities* becomes $181.2 million and ($209.4) million, respectively, or a year-over-year improvement of $390.6 million. *Net cash provided by operating activities* increased year over year due to the increase in *Net operating revenues*, as discussed above, a decrease in cash interest expense, and a decrease in cash settlement payments related primarily to our Medicare Program Settlement negotiated in 2004 and our SEC Settlement negotiated in 2005. For additional information related to these settlements, see Note 22, *Settlements*, to the accompanying consolidated financial statements.

Investing activities. The decrease in *Net cash provided by investing activities* was due to the cash proceeds received from the divestitures of our surgery centers, outpatient, and diagnostic divisions during 2007. See this Item, "Results of Discontinued Operations," and Note 18, *Assets Held for Sale and Results of Discontinued Operations*, to the accompanying consolidated financial statements. *Net cash used in investing activities* for 2008 included $39.2 million in expenditures associated with our development activities, including $6.4 million of capital expenditures associated with land purchases for de novo projects and the acquisition of intangible assets associated with market consolidation transactions. See Note 6, *Goodwill and Other Intangible Assets*, to the accompanying consolidated financial statements.

Financing activities. The decrease in *Net cash used in financing activities* was due to the use of the cash proceeds from the divestitures of our surgery centers, outpatient, and diagnostic divisions to reduce debt outstanding under our credit agreement during 2007. During 2008, we made approximately $252.2 million of net debt payments. During 2007, we made approximately $1.3 billion of net debt payments. The net debt payments made during 2008 primarily resulted from the sale of our corporate campus in March 2008, the net proceeds from our June 2008 equity offering, and our federal income tax recovery in October 2008. See Note 5, *Property and Equipment*, Note 12, *Shareholders' Deficit*, and Note 19, *Income Taxes*, to the accompanying consolidated financial statements.

Adjusted Consolidated EBITDA

Management continues to believe Adjusted Consolidated EBITDA as defined in our credit agreement is a measure of our ability to service our debt and our ability to make capital expenditures.

We use Adjusted Consolidated EBITDA on a consolidated basis as a liquidity measure. We believe this financial measure on a consolidated basis is important in analyzing our liquidity because it is the key component of certain material covenants contained within our credit agreement, which is discussed in more detail in Note 8, *Long-term Debt*, to the accompanying consolidated financial statements. These covenants are material terms of the credit agreement, and the credit agreement represents a substantial portion of our capitalization. Non-compliance with these financial covenants under our credit agreement—our interest coverage ratio and our leverage ratio—could result in our lenders requiring us to immediately repay all amounts borrowed. If we anticipated a potential covenant violation, we would seek relief from our lenders, which would have some cost to us, and such relief might not be on terms favorable to those in our existing credit agreement. In addition, if we cannot satisfy these financial covenants, we would be prohibited under our credit agreement from engaging in certain activities, such as incurring additional indebtedness, making certain payments, and acquiring and disposing of assets. Consequently, Adjusted Consolidated EBITDA is critical to our assessment of our liquidity.

In general terms, the definition of Adjusted Consolidated EBITDA, per our credit agreement, allows us to add back to or subtract from consolidated *Net income* unusual non-cash or non-recurring items. These items include, but may not be limited to, (1) amounts associated with government, class action, and related settlements, (2) amounts related to discontinued operations and closed locations, (3) charges in respect of professional fees for reconstruction and restatement of financial statements, including fees paid to outside professional firms for matters related to internal controls and legal fees for continued litigation defense and support matters discussed in Note 22, *Settlements*, and Note 23, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements, (4) stock-based compensation expense, (5) net investment and other income (including interest income), and (6) fees associated with our divestiture activities. We reconcile Adjusted Consolidated EBITDA to *Net income* and to *Net cash provided by operating activities*.

In accordance with the credit agreement, we are allowed to add certain other items to the calculation of Adjusted Consolidated EBITDA, and there may also be certain other deductions required. This includes the interest income associated with income tax recoveries, as discussed in Note 19, *Income Taxes*, to the accompanying consolidated financial statements. In addition, we are allowed to add non-recurring cash gains, such as the cash proceeds from the UBS Settlement (see Note 22, *Settlements*, to the accompanying consolidated financial statements) to the calculation of Adjusted Consolidated EBITDA. As these adjustments may not be indicative of our ongoing performance, they have been excluded from Adjusted Consolidated EBITDA presented herein.

However, Adjusted Consolidated EBITDA is not a measure of financial performance under generally accepted accounting principles in the United States of America, and the items excluded from Adjusted Consolidated EBITDA are significant components in understanding and assessing financial performance. Therefore, Adjusted Consolidated EBITDA should not be considered a substitute for *Net income* or cash flows from operating, investing, or financing activities. Because Adjusted Consolidated EBITDA is not a measurement determined in accordance with GAAP and is thus susceptible to varying calculations, Adjusted Consolidated EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. Revenues and expenses are measured in accordance with the policies and procedures described in Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements.

Our Adjusted Consolidated EBITDA for the years ended December 31, 2009, 2008, and 2007 was as follows (in millions):

Reconciliation of Net Income to Adjusted Consolidated EBITDA

	For the Year Ended December 31,		
	2009	2008	2007
Net income	$ 128.8	$ 281.8	$ 718.7
Income from discontinued operations, net of tax, attributable to HealthSouth	(1.5)	(16.6)	(456.3)
Provision for income tax benefit	(3.2)	(70.1)	(322.4)
Loss on interest rate swaps	19.6	55.7	30.4
Interest expense and amortization of debt discounts and fees	125.8	159.5	229.4
Loss on early extinguishment of debt	12.5	5.9	28.2
Professional fees—accounting, tax, and legal	8.8	44.4	51.6
Government, class action, and related settlements, including the gain on UBS Settlement (2008)	36.7	(188.5)	(2.8)
Net noncash loss on disposal of assets	3.5	2.0	5.9
Depreciation and amortization	70.9	82.4	74.8
Impairment charges, including investments	1.4	2.4	15.1
Stock-based compensation expense	13.4	11.7	10.6
Net income attributable to noncontrolling interests	(34.0)	(29.4)	(65.3)
Other	0.3	-	0.4
Adjusted Consolidated EBITDA	$ 383.0	$ 341.2	$ 318.3

Reconciliation of Adjusted Consolidated EBITDA to Net Cash Provided by Operating Activities

	For the Year Ended December 31,		
	2009	2008	2007
Adjusted Consolidated EBITDA	$ 383.0	$ 341.2	$ 318.3
Provision for doubtful accounts	33.1	27.0	33.2
Professional fees—accounting, tax, and legal	(8.8)	(44.4)	(51.6)
Interest expense and amortization of debt discounts and fees	(125.8)	(159.5)	(229.4)
(Gain) loss on sale of investments	(0.8)	1.4	(12.3)
UBS Settlement proceeds, gross	100.0	-	-
Equity in net income of nonconsolidated affiliates	(4.6)	(10.6)	(10.3)
Net income attributable to noncontrolling interests in continuing operations	33.4	29.8	31.4
Amortization of debt discounts and fees	6.6	6.5	7.8
Distributions from nonconsolidated affiliates	8.6	10.9	5.3
Current portion of income tax benefit	7.3	73.8	330.4
Change in assets and liabilities	(0.8)	(53.1)	(8.0)
Change in government, class action, and related settlements liability	(11.2)	(7.4)	(171.4)
Other operating cash (used in) provided by discontinued operations	(13.5)	11.4	(10.5)
Other	(0.4)	0.2	(2.3)
Net cash provided by operating activities	$ 406.1	$ 227.2	$ 230.6

The increase in Adjusted Consolidated EBITDA for each year presented was due primarily to the increase in *Net operating revenues* discussed above, as well as effective expense management. Adjusted Consolidated EBITDA for the year ended December 31, 2007 included the $8.6 million gain on the sale of our investment in Source Medical, as discussed above.

Funding Commitments

We have scheduled principal payments of $21.5 million and $20.8 million in 2010 and 2011, respectively, related to long-term debt obligations. For additional information about our long-term debt obligations, see Note 8, *Long-term Debt*, to the accompanying consolidated financial statements.

Our capital expenditures include costs associated with our hospital refresh program, capacity expansions, de-novo projects, IT initiatives, and building and equipment upgrades and purchases. During the year ended December 31, 2009, we made capital expenditures of $72.2 million. During 2010, we expect to spend approximately $110 million for capital expenditures. Actual amounts spent will be dependent upon the timing of development projects. Approximately $50 million of this budgeted amount is considered discretionary.

For a discussion of risk factors related to our business and our industry, see Item 1A, *Risk Factors*, and Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements.

Off-Balance Sheet Arrangements

In accordance with the definition under SEC rules, the following qualify as off-balance sheet arrangements:

- any obligation under certain guarantees or contracts;
- a retained or contingent interest in assets transferred to an unconsolidated entity or similar entity or similar arrangement that serves as credit, liquidity, or market risk support to that entity for such assets;
- any obligation under certain derivative instruments; and
- any obligation under a material variable interest held by the registrant in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to the registrant, or engages in leasing, hedging, or research and development services with the registrant.

The following discussion addresses each of the above items for the Company.

We are secondarily liable for certain lease obligations primarily associated with sold facilities, including the sale of our surgery centers, outpatient, and diagnostic divisions during 2007. As of December 31, 2009, we were secondarily liable for 66 such guarantees. The remaining terms of these guarantees range from one month to 114 months. If we were required to perform under all such guarantees, the maximum amount we would be required to pay approximated $48.0 million.

We have not recorded a liability for these guarantees, as we do not believe it is probable we will have to perform under these agreements. If we are required to perform under these guarantees, we could potentially have recourse against the purchaser for recovery of any amounts paid. In addition, the purchasers of our surgery centers, outpatient, and diagnostic divisions have agreed to seek releases from the lessors and vendors in favor of HealthSouth with respect to the guarantee obligations associated with these divestitures. To the extent the purchasers of these divisions are unable to obtain releases for HealthSouth, the purchasers have agreed to indemnify HealthSouth for damages incurred under the guarantee obligations, if any. For additional information regarding these guarantees, see Note 13, *Guarantees*, to the accompanying consolidated financial statements.

Also, as discussed in Note 22, *Settlements*, to the accompanying consolidated financial statements, our securities litigation settlement agreement requires us to indemnify the settling insurance carriers, to the extent permitted by law, for any amounts they are legally obligated to pay to any non-settling defendants. As of December 31, 2009, we have not recorded a liability regarding these indemnifications, as we do not believe it is probable we will have to perform under the indemnification portion of these settlement agreements, and any amount we would be required to pay is not estimable at this time.

As of December 31, 2009, we do not have any retained or contingent interest in assets as defined above.

As of December 31, 2009, we hold four derivative financial instruments. Two are interest rate swaps that are not designated as hedging instruments. The first was entered into in March 2006 to effectively convert the floating rate of a portion of our credit agreement to a fixed rate in order to limit the variability of interest-related payments caused by changes in LIBOR. The second was entered into in June 2009 as a mirror offset to the first swap in order to reduce our effective fixed rate to total debt ratio. The other two derivative instruments are forward-starting interest rate swaps that are designated as cash flow hedges. We entered into these swaps as a cash flow hedge of future interest payments on our term loan facility. See Note 9, *Derivative Instruments*, to the accompanying consolidated financial statements.

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPEs"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2009, we are not involved in any unconsolidated SPE transactions.

Contractual Obligations

Our consolidated contractual obligations as of December 31, 2009 are as follows (in millions):

	Total	2010	2011 – 2012	2013 – 2014	2015 and Thereafter
Long-term debt obligations:					
Long-term debt, excluding revolving credit facility and capital lease obligations [(a)]	$ 1,561.2	$ 7.5	$ 16.9	$ 444.4	$ 1,092.4
Interest on long-term debt [(b)]	728.2	103.8	206.9	185.7	231.8
Capital lease obligations [(c)]	157.4	21.1	35.5	24.8	76.0
Operating lease obligations [(d)(e)]	205.8	34.1	50.2	33.3	88.2
Purchase obligations [(e)(f)]	32.5	24.2	6.1	2.2	-
Other long-term liabilities [(g)]	3.5	0.3	0.4	0.4	2.4
Total	$ 2,688.6	$ 191.0	$ 316.0	$ 690.8	$ 1,490.8

(a) Included in long-term debt are amounts owed on our bonds payable and other notes payable. These borrowings are further explained in Note 8, *Long-term Debt,* to the accompanying consolidated financial statements.

(b) Interest on our fixed rate debt is presented using the stated interest rate. Interest expense on our variable rate debt is estimated using the rate in effect as of December 31, 2009. Interest related to capital lease obligations is excluded from this line. Amounts exclude amortization of debt discounts, amortization of loan fees, or fees for lines of credit that would be included in interest expense in our consolidated statements of operations. Amounts also exclude the impact of our interest rate swaps.

(c) Amounts include interest portion of future minimum capital lease payments.

(d) We lease many of our hospitals as well as other property and equipment under operating leases in the normal course of business. Some of our hospital leases require percentage rentals on patient revenues above specified minimums and contain escalation clauses. The minimum lease payments do not include contingent rental expense. Some lease agreements provide us with the option to renew the lease or purchase the leased property. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional operating lease agreements. For more information, see Note 5, *Property and Equipment,* to the accompanying consolidated financial statements. In addition, as of December 31, 2009, these amounts exclude $1.6 million of operating lease obligations associated with facilities that are reported in discontinued operations.

(e) Future operating lease obligations and purchase obligations are not recognized in our consolidated balance sheet.

(f) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on HealthSouth and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty. Our purchase obligations primarily relate to software licensing and support, medical supplies, certain equipment, and telecommunications.

(g) Because their future cash outflows are uncertain, the following noncurrent liabilities are excluded from the table above: medical malpractice and workers' compensation risks, deferred income taxes, and our estimated liability for unsettled litigation. For more information, see Note 10, *Self-Insured Risks,* Note 19, *Income Taxes,* and Note 23, *Contingencies and Other Commitments,* to the accompanying consolidated financial statements. Also, at December 31, 2009 we had $50.9 million of total gross unrecognized tax benefits. In addition, we had an accrual for related interest income of $1.9 million as of December 31, 2009. We continue to actively pursue the maximization of our remaining state income tax refund claims. The process of resolving these tax matters with the applicable taxing authorities will continue in 2010. At this time, we cannot estimate a range of the reasonably possible change that may occur.

Indemnifications

In the ordinary course of business, HealthSouth enters into contractual arrangements under which HealthSouth may agree to indemnify another party to such arrangement from any losses incurred relating to the services they perform on behalf of HealthSouth or for losses arising from certain events as defined within the particular contract, which may include, for example, litigation or claims relating to past performance. Such indemnification obligations may not be subject to maximum loss clauses. See also Note 23, *Contingencies and Commitments*, to the accompanying consolidated financial statements for indemnification obligations alleged by Mr. Scrushy.

In addition, in connection with the divestitures of our surgery centers, outpatient, and diagnostic divisions, we have certain post-closing indemnification obligations to the respective purchasers. These indemnification obligations arose from liabilities not assumed by the purchasers, such as certain types of litigation, any breach by us of the purchase agreements, liabilities associated with assets that were excluded from the divestitures, and other types of liabilities that are customary in transactions of these types.

Critical Accounting Policies

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements which have been prepared in accordance with GAAP. In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events, and apply judgment that affects the reported amounts of assets, liabilities, revenue, expenses, and the related disclosures. We base our assumptions, estimates, and judgments on historical experience, current trends, and other factors we believe to be relevant at the time we prepared our consolidated financial statements. On a regular basis, we review the accounting policies, assumptions, estimates, and judgments to ensure our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements. We believe the following accounting policies are the most critical to aid in fully understanding and evaluating our reported financial results, as they require management's most difficult, subjective, or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. We have reviewed these critical accounting policies and related disclosures with the audit committee of our board of directors.

Revenue Recognition

We recognize net patient service revenues in the reporting period in which we perform the service based on our current billing rates (i.e., gross charges), less actual adjustments and estimated discounts for contractual allowances (principally for patients covered by Medicare, Medicaid, and managed care and other health plans). We record gross service charges in our accounting records on an accrual basis using our established rates for the type of service provided to the patient. We recognize an estimated contractual allowance to reduce gross patient charges to the amount we estimate we will actually realize for the service rendered based upon previously agreed to rates with a payor. Our patient accounting system calculates contractual allowances on a patient-by-patient basis based on the rates in effect for each primary third-party payor. Other factors that are considered and could further influence the level of our reserves include the patient's total length of stay for in-house patients, the proportion of patients with secondary insurance coverage and the level of reimbursement under that secondary coverage, and the amount of charges that will be disallowed by payors. Such additional factors are assumed to remain consistent with the experience for patients discharged in similar time periods for the same payor classes, and additional reserves are provided to account for these factors, accordingly. Payors include federal and state agencies, including Medicare and Medicaid, managed care health plans, commercial insurance companies, employers, and patients.

Management continually reviews the contractual estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms that result from contract renegotiations and renewals. In addition, laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Due to complexities involved in determining amounts ultimately due under reimbursement arrangements with third-party payors, which are often subject to interpretation, we may receive reimbursement for healthcare services authorized and provided that is different from our estimates, and such differences could be material. However, we continually review the amounts actually collected in subsequent periods in order to determine the amounts by which our estimates differed. Historically, such differences have not been material from either a quantitative or qualitative perspective.

Allowance for Doubtful Accounts

We provide for accounts receivable that could become uncollectible by establishing an allowance to reduce the carrying value of such receivables to their estimated net realizable value.

The collection of outstanding receivables from Medicare, managed care payors, other third-party payors, and patients is our primary source of cash and is critical to our operating performance. The primary collection risks relate to patient accounts for which the primary insurance carrier has paid the amounts covered by the applicable agreement, but patient responsibility amounts (deductibles and co-payments) remain outstanding.

We estimate our allowance for doubtful accounts based on the aging of our accounts receivable, our historical collection experience for each type of payor, and other relevant factors so that the remaining receivables, net of allowances, are reflected at their estimated net realizable values. Accounts requiring collection efforts are reviewed via system-generated work queues that automatically stage (based on age and size of outstanding balance) accounts requiring collection efforts for patient account representatives. Collection efforts include contacting the applicable party (both in writing and by telephone), providing information (both financial and clinical) to allow for payment or to overturn payor decisions to deny payment, and arranging payment plans with self-pay patients, among other techniques. When we determine that all in-house efforts have been exhausted or that it is a more prudent use of resources, accounts may be turned over to a collection agency. Accounts are written off after all collection efforts (internal and external) have been exhausted.

If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material. However, we continually review the amounts actually collected in subsequent periods in order to determine the amounts by which our estimates differed. Historically, such differences have not been material from either a quantitative or qualitative perspective. Adverse changes in general economic conditions, business office operations, payor mix, or trends in federal or state governmental and private employer healthcare coverage could affect our collection of accounts receivable, financial position, results of operations, and cash flows.

The table below shows a summary aging of our net accounts receivable balance as of December 31, 2009 and 2008. Information on the concentration of total patient accounts receivable by payor class can be found in Note 1, *Summary of Significant Accounting Policies*, "Accounts Receivable," to the accompanying consolidated financial statements.

	As of December 31,	
	2009	**2008**
	(In Millions)	
0 – 30 Days	$ 154.6	$ 159.4
31 – 60 Days	19.3	24.1
61 – 90 Days	11.3	14.7
91 – 120 Days	6.6	10.2
120 + Days	18.7	24.3
Patient accounts receivable	210.5	232.7
Non-patient accounts receivable	9.2	2.2
Accounts receivable, net	$ 219.7	$ 234.9

Self-Insured Risks

We are self-insured for certain losses related to professional liability, general liability, and workers' compensation risks. Although we obtain third-party insurance coverage to limit our exposure to these claims, a substantial portion of our professional and general liability and workers' compensation risks are insured through a wholly owned insurance subsidiary. Obligations covered by reinsurance contracts remain on the balance sheet as the subsidiary, or its parent, as appropriate, remains liable to the extent reinsurers do not meet their obligations. Our reserves and provisions for professional and general liability and workers' compensation risks are based upon actuarially determined estimates calculated by third-party actuaries. The actuaries consider a number of factors, including historical claims experience, exposure data, loss development, and geography.

Periodically, management reviews its assumptions and the valuations provided by third-party actuaries to determine the adequacy of our self-insured liabilities. Changes to the estimated reserve amounts are included in current operating results. All reserves are undiscounted.

Our self-insured liabilities contain uncertainties because management must make assumptions and apply judgment to estimate the ultimate cost to settle reported claims and claims incurred but not reported as of the balance sheet date. The reserves for professional and general liability and workers' compensation risks cover approximately 1,000 individual claims as of December 31, 2009 and estimates for unreported claims.

The time period required to resolve these claims can vary depending upon the jurisdiction and whether the claim is settled or litigated. The estimation of the timing of payments beyond a year can vary significantly.

Due to the considerable variability that is inherent in such estimates, there can be no assurance the ultimate liability will not exceed management's estimates. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Long-lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment when events or changes in circumstances indicate the carrying value of the assets contained in our financial statements may not be recoverable. When evaluating long-lived assets for potential impairment, we first compare the carrying value of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset's estimated fair value, which may be based on estimated future cash flows (discounted and with interest charges), unless there is an offer to purchase such assets, which would be the basis for determining fair value. We recognize an impairment loss if the amount of the asset's carrying value exceeds the asset's estimated fair value. If we recognize an impairment loss, the adjusted carrying amount of the asset will be its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated over the remaining useful life of the asset. Restoration of a previously recognized impairment loss is prohibited.

Our impairment loss calculations require management to apply judgment in estimating future cash flows and asset fair values, including forecasting useful lives of the assets and selecting the discount rate that represents the risk inherent in future cash flows. Using the impairment review methodology described herein, we recorded long-lived asset impairment charges of $4.0 million in discontinued operations during the year ended December 31, 2009. If actual results are not consistent with our assumptions and judgments used in estimating future cash flows and asset fair values, we may be exposed to additional impairment losses that could be material to our results of operations.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies. We test goodwill for impairment using a fair value approach, at the reporting unit level. We are required to test for impairment at least annually, absent some triggering event that would accelerate an impairment assessment. On an ongoing basis, absent any impairment indicators, we perform our goodwill impairment testing as of October 1st of each year.

We determine the fair value of our reporting unit using generally accepted valuation techniques including the income approach and the market approach. The income approach includes the use of our reporting unit's projected operating results and cash flows that are discounted using a weighted-average cost of capital that reflects market participant assumptions. The projected operating results use management's best estimates of economic and market conditions over the forecasted period including assumptions for pricing and volume, operating expenses, and capital expenditures. Other significant estimates and assumptions include cost-saving synergies and tax benefits that would accrue to a market participant under a fair value methodology. We validate our estimates under the income approach by reconciling the estimated fair value of our reporting unit determined under the income approach to our market capitalization and estimated fair value determined under the market approach. The market approach estimates fair value through the use of observable inputs, including the Company's stock price. Values from the income approach and market approach are then evaluated and weighted to arrive at the estimated aggregate fair value of the reporting unit.

We performed our annual testing for goodwill impairment as of October 1, 2009, using the methodology described herein, and determined no goodwill impairment existed. If actual results are not consistent with our assumptions and estimates, we may be exposed to goodwill impairment charges. However, at this time, we believe our reporting unit is not at risk for any impairment charges.

Our other intangible assets consist of acquired certificates of need, licenses, noncompete agreements, and market access assets. We amortize these assets over their respective estimated useful lives, which typically range from 3 to 30 years. All of our other intangible assets are amortized using the straight-line basis, except for our market access assets, which are amortized using an accelerated basis (see below). As of December 31, 2009, we do not have any intangible assets with indefinite useful lives.

We continue to review the carrying values of amortizable intangible assets whenever facts and circumstances change in a manner that indicates their carrying values may not be recoverable. The fair value of our other intangible assets is determined using discounted cash flows and significant unobservable inputs.

Our market access assets are valued using discounted cash flows under the income approach. The value of the market access assets is attributable to our ability to gain access to and penetrate the former facility's historical market patient base. To determine this value, we first develop a debt-free net cash flow forecast under various patient volume scenarios. The debt-free net cash flow is then discounted back to present value using a discount factor, which includes an adjustment for company-specific risk. We amortize these assets over 20 years using an accelerated basis that reflects the pattern in which we believe the economic benefits of the market access assets will be consumed.

Share-Based Payments

All share-based payments are required to be recognized in the financial statements based on their grant-date fair value. For our stock options, the fair value is estimated at the date of grant using a Black-Scholes option pricing model with weighted-average assumptions for the activity under our stock plans. For our restricted stock awards that contain a service condition and/or a performance condition, fair value is based on our closing stock price on the grant date. We use a Monte Carlo approach to the binomial model to measure fair value for restricted stock that vests upon the achievement of a service condition and a market condition. Inputs into the model include the historical price volatility of our common stock, the historical volatility of the common stock of the companies in the defined peer group, and the risk free interest rate. Utilizing these inputs and potential future changes in stock prices, multiple trials are run to determine the fair value.

Option pricing model assumptions such as expected term, expected volatility, risk-free interest rate, and expected dividends, impact the fair value estimate. Further, the forfeiture rate impacts the amount of aggregate compensation expense recorded in each year. These assumptions are subjective and generally require significant analysis and judgment to develop. When estimating fair value, some of the assumptions will be based on or determined from external data and other assumptions may be derived from our historical experience with share-based payment arrangements. The appropriate weight to place on historical experience is a matter of judgment based on relevant facts and circumstances.

We estimate our expected term through an analysis of actual, historical post-vesting exercise, cancellation, and expiration behavior by our employees and projected post-vesting activity of outstanding options. We currently calculate volatility based on the historical volatility of our common stock over the period commensurate with the expected life of the options, excluding a distinct period of extreme volatility between 2002 and 2003. The risk-free interest rate is the implied daily yield currently available on U.S. Treasury issues with a remaining term closely approximating the expected term used as the input to the Black-Scholes option pricing model. We have never paid cash dividends on our common stock, and we do not anticipate paying cash dividends on our common stock in the foreseeable future. Therefore, we do not include a dividend payment as part of our pricing model. We estimate forfeitures through an analysis of actual, historical pre-vesting option forfeiture activity.

If actual results are not consistent with our assumptions and estimates, we may be exposed to expense adjustments that could be material to our results of operations. Compensation expense related to performance-based awards may vary each reporting period based on changes in the expected achievement of performance measures.

Income Taxes

We account for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, deferred tax assets are also recorded with respect to net operating losses and other tax attribute carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when realization of the benefit of deferred tax assets is not deemed to be more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in our consolidated financial statements.

The ultimate recovery of certain of our deferred tax assets is dependent on the amount and timing of taxable income that we will ultimately generate in the future and other factors. A high degree of judgment is required to determine the extent that valuation allowances should be provided against deferred tax assets. We have provided valuation allowances at December 31, 2009 aggregating $892.7 million against such assets based on our current assessment of future operating results and other factors.

We continue to actively pursue the maximization of our remaining state income tax refund claims. The actual amount of the refunds will not be finally determined until all of the applicable taxing authorities have completed their review. Although management believes its estimates and judgments related to these claims are reasonable, depending on the ultimate resolution of these tax matters, actual amounts recovered could differ from management's estimates, and such differences could be material.

Assessment of Loss Contingencies

We have legal and other contingencies that could result in significant losses upon the ultimate resolution of such contingencies. We have provided for losses in situations where we have concluded it is probable a loss has been or will be incurred and the amount of the loss is reasonably estimable. A significant amount of judgment is involved in determining whether a loss is probable and reasonably estimable due to the uncertainty involved in determining the likelihood of future events and estimating the financial statement impact of such events. If further developments or resolution of a contingent matter are not consistent with our assumptions and judgments, we may need to recognize a significant charge in a future period related to an existing contingent matter.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements, see Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Our primary exposure to market risk is to changes in interest rates on our long-term debt. We use sensitivity analysis models to evaluate the impact of interest rate changes on these items.

Changes in interest rates have different impacts on the fixed and variable rate portions of our debt portfolio. A change in interest rates impacts the net fair value of our fixed rate debt but has no impact on interest expense or cash flows. Interest rate changes on variable rate debt impact our interest expense and cash flows, but do not impact the net fair value of the underlying debt instruments. Our fixed and variable rate debt (excluding capital lease obligations and other notes payable) as of December 31, 2009 is shown in the following table (in millions):

	As of December 31, 2009			
	Carrying Amount	% of Total	Estimated Fair Value	% of Total
Fixed rate debt	$ 781.9	51.0%	$ 829.0	53.7%
Variable rate debt	751.3	49.0%	714.5	46.3%
Total long-term debt	$ 1,533.2	100.0%	$ 1,543.5	100.0%

As discussed in Note 9, *Derivative Instruments*, to the accompanying consolidated financial statements, in March 2006, we entered into an interest rate swap to effectively convert the floating rate of a portion of our credit agreement to a fixed rate in order to limit the variability of interest-related payments caused by changes in LIBOR. Under this interest rate swap agreement, we pay a fixed rate of 5.2% on an amortizing notional principal of $1.1 billion, while the counterparties to this interest rate swap agreement pay a floating rate based on 3-month LIBOR. Per the underlying swap agreement, the notional amount of this interest rate swap is scheduled to decrease from $1.056 billion as of December 31, 2009 to $984 million in March 2010.

As also discussed in Note 9, *Derivative Instruments*, to the accompanying consolidated financial statements, in June 2009, we entered into a receive-fixed swap as a mirror offset to $100.0 million of the $1.1 billion interest rate swap discussed above in order to reduce our effective fixed rate to total debt ratio.

Our variable-rate interest expense increases or decreases as interest rates change. However, the net settlement payments or receipts on interest rate swaps described above offset a majority of those changes. Because these swaps are not designated as hedges, net settlements are included in the line item *Loss on interest rate swaps* in the consolidated statements of operations and are not included in interest expense.

Based on the size of our variable rate debt as of December 31, 2009 and inclusive of the impact of the net conversion of $1.0 billion of variable rate interest to a fixed rate via interest rate swaps, as discussed above, a 1% increase in interest rates would result in an incremental positive cash flow of approximately $1.6 million over the next 12 months. Because our variable rate debt and interest rate swaps are indexed to LIBOR, which was below 1% as of December 31, 2009, our down-rate scenario assumes a 0% interest rate for the next 12 months, which would result in an incremental negative cash flow of approximately $0.4 million. A decrease in interest rates results in negative cash flow due to our hedging position, the current low LIBOR rate, and the assumption that LIBOR will not fall below 0%.

A 1% increase in interest rates would result in an approximate $28.9 million decrease in the estimated net fair value of our fixed rate debt, and a 1% decrease in interest rates would result in an approximate $25.4 million increase in its estimated net fair value.

We also maintain two forward-starting interest rate swaps that are designated as cash flow hedges. See Note 9, *Derivative Instruments*, to the accompanying consolidated financial statements. There will be no cash flow impact associated with these forward-starting swaps over the next 12 months because net settlements do not begin until June 2011.

Foreign operations, and the related market risks associated with foreign currencies, are currently, and have been, insignificant to our financial position, results of operations, and cash flows.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements and related notes are filed together with this report. See the index to financial statements on page F-1 for a list of financial statements filed with this report.

Item 9. Changes in and Disagreements with Accountants and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was carried out by our management, including our chief executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to our management, including our chief executive officer and principal financial officer, to allow timely decisions regarding required disclosures. Based on our evaluation, our chief executive officer and principal financial officer concluded that, as of December 31, 2009, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on its financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our chief executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, the COSO framework. Based on our evaluation, our chief executive officer and principal financial officer concluded that, as of December 31, 2009, our internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal controls over financial reporting that occurred during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

We expect to file a definitive proxy statement relating to our 2010 Annual Meeting of Stockholders (the "2010 Proxy Statement") with the United States Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of our most recent fiscal year. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only those sections of the 2010 Proxy Statement that specifically address disclosure requirements of Items 10-14 below are incorporated by reference.

Item 10. Directors and Executive Officers of the Registrant

The information required by Item 10 is hereby incorporated by reference from our 2010 Proxy Statement under the captions "Items of Business Requiring Your Vote - Proposal 1 – Election of Directors," "Corporate Governance and Board Structure," "Section 16(a) Beneficial Ownership Reporting Compliance," "Certain Relationships and Related Transactions," and "Executive Officers."

Item 11. Executive Compensation

The information required by Item 11 is hereby incorporated by reference from our 2010 Proxy Statement under the captions "Corporate Governance and Board Structure - Compensation of Directors," "Compensation Committee Matters," and "Executive Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is hereby incorporated by reference from our 2010 Proxy Statement under the captions "Executive Compensation – Equity Compensation Plans" and "Security Ownership of Certain Beneficial Owners and Management."

Item 13. Certain Relationships and Related Transactions

The information required by Item 13 is hereby incorporated by reference from our 2010 Proxy Statement under the captions "Corporate Governance and Board Structure – Director Independence" and "Certain Relationships and Related Transactions."

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is hereby incorporated by reference from our 2010 Proxy Statement under the caption "Items of Business Requiring Your Vote – Proposal 2 – Ratification of Appointment of Independent Registered Public Accounting Firm - Principal Accountant Fees and Services."

PART IV

Item 15. Exhibits and Financial Statement Schedules

Financial Statements

See the accompanying index on page F-1 for a list of financial statements filed as part of this report.

Financial Statement Schedules

None.

Exhibits

The exhibits required by Regulation S-K are set forth in the following list and are filed by attachment to this annual report unless otherwise noted.

No.	Description
2.1	Stock Purchase Agreement, dated January 27, 2007, by and between HealthSouth Corporation and Select Medical Systems (incorporated by reference to Exhibit 2.1 to HealthSouth's Current Report on Form 8-K filed on January 30, 2007).
2.2	Letter Agreement, dated May 1, 2007, by and between HealthSouth Corporation and Select Medical Corporation (incorporated by reference to Exhibit 2.3 to HealthSouth's Quarterly Report on 10-Q filed on May 9, 2007).
2.3	Amended and Restated Stock Purchase Agreement, dated as of March 25, 2007, by and between HealthSouth Corporation and ASC Acquisition LLC (incorporated by reference to Exhibit 2.1 to HealthSouth's Quarterly Report on 10-Q filed on August 8, 2007).
2.4	Stock Purchase Agreement, dated April 19, 2007, by and between HealthSouth Corporation and Diagnostic Health Holdings, Inc. (incorporated by reference to Exhibit 2.4 to HealthSouth's Annual Report on Form 10-K filed on February 26, 2008).
3.1	Restated Certificate of Incorporation of HealthSouth Corporation, as filed in the Office of the Secretary of State of the State of Delaware on May 21, 1998.*
3.2	Certificate of Amendment to the Restated Certificate of Incorporation of HealthSouth Corporation, as filed in the Office of the Secretary of State of the State of Delaware on October 25, 2006 (incorporated by reference to Exhibit 3.1 to HealthSouth's Current Report on Form 8-K filed on October 31, 2006).
3.3	Amended and Restated Bylaws of HealthSouth Corporation, effective as of October 30, 2009 (incorporated by reference to Exhibit 3.3 to HealthSouth's Quarterly Report on Form 10-Q filed on November 4, 2009).
3.4	Certificate of Designations of 6.50% Series A Convertible Perpetual Preferred Stock, as filed with the Secretary of State of the State of Delaware on March 7, 2006 (incorporated by reference to Exhibit 3.1 to HealthSouth's Current Report on Form 8-K filed on March 9, 2006).
4.1	Indenture, dated as of June 14, 2006, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to $625,000,000 aggregate principal amount of 10.75% Senior Notes due 2016 (incorporated by reference to Exhibit 4.2 to HealthSouth's Current Report on Form 8-K filed on June 16, 2006).
4.2.1	Indenture, dated as of September 28, 2001, between HealthSouth Corporation and National City Bank, as trustee, relating to HealthSouth's 8.375% Senior Notes due 2011.*

4.2.2 Instrument of Resignation, Appointment and Acceptance, dated as of April 9, 2003, among HealthSouth Corporation, National City Bank, as resigning trustee, and Wilmington Trust Company, as successor trustee, relating to HealthSouth's 8.375% Senior Notes due 2011.*

4.2.3 Amendment to Indenture, dated as of August 27, 2003, to the Indenture dated as of September 28, 2001 between HealthSouth Corporation and Wilmington Trust Company, as successor trustee to National City Bank, relating to HealthSouth's 8.375% Senior Notes due 2011.*

4.2.4 Second Supplemental Indenture, dated as of June 24, 2004, to the Indenture, dated as of September 28, 2001, between HealthSouth Corporation and Wilmington Trust Company, as successor trustee to National City Bank, relating to HealthSouth's 8.375% Senior Notes due 2011 (incorporated by reference to Exhibit 99.4 to HealthSouth's Current Report on Form 8-K filed on June 25, 2004).

4.2.5 Third Supplemental Indenture, dated as of February 15, 2006, to the Indenture, dated as of September 28, 2001, between HealthSouth Corporation and Wilmington Trust Company, as successor trustee to National City Bank, relating to HealthSouth's 8.375% Senior Notes due 2011 (incorporated by reference to Exhibit 4.6 to HealthSouth's Current Report on Form 8-K filed on February 17, 2006).

4.3.1 Indenture, dated as of May 22, 2002, between HealthSouth Corporation and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 7.625% Senior Notes due 2012.*

4.3.2 Amendment to Indenture, dated as of August 27, 2003, to the Indenture, dated as of May 22, 2002, between HealthSouth Corporation and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 7.625% Senior Notes due 2012.*

4.3.3 First Supplemental Indenture, dated as of June 24, 2004, to the Indenture, dated as of May 22, 2002, between HealthSouth Corporation and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 7.625% Senior Notes due 2012 (incorporated by reference to Exhibit 99.5 to HealthSouth's Current Report on Form 8-K filed on June 25, 2004).

4.3.4 Second Supplemental Indenture, dated as of February 15, 2006, to the Indenture, dated as of May 22, 2002, between HealthSouth Corporation and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 7.625% Senior Notes due 2012 (incorporated by reference to Exhibit 4.5 to HealthSouth's Current Report on Form 8-K filed on February 17, 2006).

4.4 Registration Rights Agreement, dated February 28, 2006, between HealthSouth and the purchasers party to the Securities Purchase Agreement, dated February 28, 2006, re: HealthSouth's sale of 400,000 shares of 6.50% Series A Convertible Perpetual Preferred Stock.**

4.5.1 Warrant Agreement, dated as of January 16, 2004, between HealthSouth Corporation and Wells Fargo Bank Northwest, N.A., as Warrant Agent (incorporated by reference to Exhibit 10.2 to HealthSouth's Current Report on Form 8-K filed on January 20, 2004).

4.5.2 Registration Rights Agreement, dated as of January 16, 2004, among HealthSouth Corporation and the entities listed on the signature pages thereto as Holders of Warrants and Transfer Restricted Securities (incorporated by reference to Exhibit 10.3 to HealthSouth's Current Report on Form 8-K filed on January 20, 2004).

4.6 Warrant Agreement, dated as of September 30, 2009, among HealthSouth Corporation and Computershare Inc. and Computershare Trust Company, N.A., jointly and severally as Warrant Agent (incorporated by reference to Exhibit 4.1 to HealthSouth's Registration Statement on Form 8-A filed on October 1, 2009).

4.7.1 Indenture, dated as of December 1, 2009, between HealthSouth Corporation and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 8.125% Senior Notes due 2020.

4.7.2	First Supplemental Indenture, dated December 1, 2009, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and The Bank of Nova Scotia Trust Company of New York, as trustee relating to HealthSouth's 8.125% Senior Notes due 2020.
4.8	First Supplemental Indenture, dated December 11, 2009, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to the Floating Rate Senior Notes due 2014 and the indenture, dated as of June 14, 2006.
10.1	Stipulation of Partial Settlement dated as of September 26, 2006, by and among HealthSouth Corporation, the stockholder lead plaintiffs named therein, the bondholder lead plaintiff named therein and the individual settling defendants named therein (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on September 27, 2006).
10.2	Settlement Agreement and Policy Release, dated as of September 25, 2006, by and among HealthSouth Corporation, the settling individual defendants named therein and the settling carriers named therein (incorporated by reference to Exhibit 10.2 to HealthSouth's Current Report on Form 8-K filed on September 27, 2006).
10.3	Stipulation of Settlement with Certain Individual Defendants dated as of September 25, 2006, by and among HealthSouth Corporation, plaintiffs named therein and the individual settling defendants named therein (incorporated by reference to Exhibit 10.3 to HealthSouth's Current Report on Form 8-K filed on September 27, 2006).
10.4.1	Amended Class Action Settlement Agreement, dated March 6, 2006, with representatives of the plaintiff class relating to the action consolidated on July 2, 2003, captioned *In Re HealthSouth Corp. ERISA Litigation*, No. CV-03-BE-1700 (N.D. Ala.) (incorporated by reference to Exhibit 10.5.1 to HealthSouth's Quarterly Report on Form 10-Q filed on May 15, 2006).
10.4.2	First Addendum to the Amended Class Action Settlement Agreement, dated April 11, 2006 (incorporated by reference to Exhibit 10.5.2 to HealthSouth's Quarterly Report on Form 10-Q filed on May 15, 2006).
10.4.3	Amended Class Action Settlement Agreement, dated July 25, 2005, with representatives of the plaintiff class relating to the action consolidated on July 2, 2003, captioned *In Re HealthSouth Corp. ERISA Litigation*, No. CV-03-BE-1700 (N.D. Ala.).*
10.5.1	HealthSouth Corporation Amended and Restated 2004 Director Incentive Plan.** +
10.5.2	Form of Restricted Stock Unit Agreement (Amended and Restated 2004 Director Incentive Plan).** +
10.6	HealthSouth Corporation Amended and Restated Change in Control Benefits Plan (incorporated by reference to Exhibit 10.11 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).+
10.7.1	HealthSouth Corporation 1995 Stock Option Plan, as amended.* +
10.7.2	Form of Non-Qualified Stock Option Agreement (1995 Stock Option Plan).* +
10.8.1	HealthSouth Corporation 1997 Stock Option Plan.* +
10.8.2	Form of Non-Qualified Stock Option Agreement (1997 Stock Option Plan).* +
10.9.1	HealthSouth Corporation 2002 Non-Executive Stock Option Plan.* +
10.9.2	Form of Non-Qualified Stock Option Agreement (2002 Non-Executive Stock Option Plan).* +

10.10	Description of the HealthSouth Corporation Senior Management Compensation Recoupment Policy (incorporated by reference to Item 5, *Other Matters*, in HealthSouth's Quarterly Report on Form 10-Q filed on November 4, 2009).+
10.11	Description of the HealthSouth Corporation Senior Management Bonus and Long-Term Incentive Plans (incorporated by reference to the section captioned "Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation" in HealthSouth's Definitive Proxy Statement on Schedule 14A filed on April 2, 2009).+
10.12	HealthSouth Corporation Executive Deferred Compensation Plan.*+
10.13	HealthSouth Corporation Second Amended and Restated Executive Severance Plan (incorporated by reference to Exhibit 10.19 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).+
10.14	Letter of Understanding, dated as of October 31, 2007, between HealthSouth Corporation and Jay Grinney (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on November 6, 2007).+
10.15	HealthSouth Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10 to HealthSouth's Current Report on Form 8-K, filed on November 21, 2005).+
10.16	Form of Non-Qualified Stock Option Agreement (2005 Equity Incentive Plan).**+
10.17.1	HealthSouth Corporation 2008 Equity Incentive Plan (incorporated by reference to Appendix A to HealthSouth's Definitive Proxy Statement on Schedule 14A filed on March 27, 2008).+
10.17.2	Form of Non-Qualified Stock Option Agreement (2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.28.2 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009). +
10.17.3	Form of Restricted Stock Agreement (2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.28.3 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).+
10.17.4	Form of Performance Share Unit Award (2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.28.4 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).+
10.18	HealthSouth Corporation Nonqualified 401(k) Plan (incorporated by reference to Exhibit 99 to HealthSouth's Current Report on Form 8-K filed on February 6, 2008).+
10.19	HealthSouth Corporation Directors' Deferred Stock Investment Plan (incorporated by reference to Exhibit 10.30 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).+
10.20	Written description of the annual compensation arrangement for non-employee directors of HealthSouth Corporation (incorporated by reference to the section captioned "Corporate Governance and Board Structure – Compensation of Directors" in HealthSouth's Definitive Proxy Statement on Schedule 14A, filed on April 2, 2009).+
10.21	Form of Indemnity Agreement entered into between HealthSouth Corporation and the directors of HealthSouth.* +
10.22	Form of letter agreement with former directors.* +
10.23	Settlement Agreement, dated as of December 30, 2004, by and among HealthSouth Corporation, the United States of America, acting through the entities named therein and certain other parties named therein (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on January 5, 2005).

10.24	Administrative Settlement Agreement, dated as of December 30, 2004, by and among the United States Department of Health and Human Services acting through the Centers for Medicare & Medicaid Services and its officers and agents, including, but not limited to, its fiscal intermediaries, and HealthSouth Corporation (incorporated by reference to Exhibit 10.3 to HealthSouth's Current Report on Form 8-K filed on January 5, 2005).
10.25.1	Corporate Integrity Agreement, dated as of December 30, 2004, by and among the Office of Inspector General of the Department of Health and Human Services and HealthSouth Corporation (incorporated by reference to Exhibit 10.2 to HealthSouth's Current Report on Form 8-K filed on January 5, 2005).
10.25.2	First Addendum to the Corporate Integrity Agreement, dated as of October 27, 2006, by and among the Office of Inspector General of the Department of Health and Human Services and HealthSouth Corporation (incorporated by reference to Exhibit 10.33.2 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).
10.25.3	Second Addendum to the Corporate Integrity Agreement, dated as of December 14, 2007, by and among the Office of Inspector General of the Department of Health and Human Services and HealthSouth Corporation (incorporated by reference to Exhibit 10.33.3 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).
10.26.1	Amendment No. 2, dated as of October 23, 2009, to the Credit Agreement, dated March 10, 2006, among HealthSouth Corporation, the lenders party thereto, JPMorgan Chase Bank, N.A., as the administrative agent and the collateral agent, and the other parties thereto, attaching and effecting the Amended and Restated Credit Agreement, by and among HealthSouth, the lenders party thereto, JPMorgan Chase Bank, N.A., as the administrative agent and the collateral agent, Citicorp North America, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as co-syndication agents; and Deutsche Bank Securities Inc., Goldman Sachs Credit Partners L.P. and Wachovia Bank, National Association, as co-documentation agents (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on October 27, 2009).
10.26.2	Collateral and Guarantee Agreement, dated as of March 10, 2006, by and among HealthSouth, certain of the Company's subsidiaries and JPMorgan Chase Bank, N.A., as collateral agent (incorporated by reference to Exhibit 10.2 to HealthSouth's Current Report on Form 8-K filed on March 16, 2006).
10.27.1	Partial Final Judgment And Order of Dismissal With Prejudice of In re: HealthSouth Corporation Securities Litigation, dated as of January 11, 2007 (incorporated by reference to Exhibit 99.2 to HealthSouth's Current Report on Form 8-K filed on January 12, 2007).
10.27.2	Order and Final Judgment Pursuant To A.R.C.P. Rule 54(b) Approving Pro Tanto Settlement With Certain Defendants, dated as of January 11, 2007 (incorporated by reference to Exhibit 99.3 to HealthSouth's Current Report on Form 8-K filed on January 12, 2007).
10.28.1	Purchase and Sale Agreement, dated January 22, 2008, by and between HealthSouth Corporation and Daniel Realty Company, LLC (incorporated by reference to Exhibit 10.1 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).
10.28.2	First Amendment to Purchase and Sale Agreement, dated January 22, 2008, by and between HealthSouth Corporation and Daniel Realty Company, LLC (incorporated by reference to Exhibit 10.2 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).
10.28.3	Second Amendment to Purchase and Sale Agreement, dated February 13, 2008, by and between HealthSouth Corporation and Daniel Realty Company, LLC (incorporated by reference to Exhibit 10.3 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).

10.28.4	Third Amendment to Purchase and Sale Agreement, dated March 31, 2008, by and between HealthSouth Corporation and LAKD Associates, LLC (successor by assignment to Daniel Realty Company, LLC) (incorporated by reference to Exhibit 10.4 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).
10.28.5	Lease between LAKD HQ, LLC and HealthSouth Corporation, dated March 31, 2008, for corporate office space (incorporated by reference to Exhibit 10.5 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).
10.29.1	Stipulation of Settlement with UBS Securities LLC (incorporated by reference to Exhibit 99.2 to HealthSouth's Current Report on Form 8-K filed on January 20, 2009).
10.29.2	Settlement Agreement and Stipulation regarding Fees, dated as of January 13, 2009 (incorporated by reference to Exhibit 99.3 to HealthSouth's Current Report on Form 8-K filed on January 20, 2009).
10.30	Restrictive Covenant Agreement, dated November 23, 2009, by and between HealthSouth Corporation and John L. Workman (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on November 23, 2009).+
12	Computation of Ratios.
21	Subsidiaries of HealthSouth Corporation.
23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24	Power of Attorney.
31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference to HealthSouth's Annual Report on Form 10-K filed with the SEC on June 27, 2005.

** Incorporated by reference to HealthSouth's Annual Report on Form 10-K filed with the SEC on March 29, 2006.

+ Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEALTHSOUTH CORPORATION

By: /s/ JAY GRINNEY
Jay Grinney
President and Chief Executive Officer

Date: February 23, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ JAY GRINNEY **Jay Grinney**	President and Chief Executive Officer and Director	February 23, 2010
/s/ Edmund Fay **Edmund Fay**	Senior Vice President and Treasurer (principal financial officer)	February 23, 2010
/s/ Andrew L. Price **Andrew L. Price**	Chief Accounting Officer (principal accounting officer)	February 23, 2010
JON F. HANSON* **Jon F. Hanson**	Chairman of the Board of Directors	February 23, 2010
EDWARD A. BLECHSCHMIDT* **Edward A. Blechschmidt**	Director	February 23, 2010
JOHN W. CHIDSEY* **John W. Chidsey**	Director	February 23, 2010
DONALD L. CORRELL* **Donald L. Correll**	Director	February 23, 2010
YVONNE M. CURL* **Yvonne M. Curl**	Director	February 23, 2010
CHARLES M. ELSON* **Charles M. Elson**	Director	February 23, 2010
LEO I. HIGDON, JR.* **Leo I. Higdon, Jr.**	Director	February 23, 2010
JOHN E. MAUPIN, JR.* **John E. Maupin, Jr.**	Director	February 23, 2010
L. EDWARD SHAW, JR.* **L. Edward Shaw, Jr.**	Director	February 23, 2010

*By: /s/ JOHN P. WHITTINGTON
John P. Whittington
Attorney-in-Fact

Item 15. Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of HealthSouth Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' deficit and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of HealthSouth Corporation and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for non-controlling interests in 2009 and the manner in which it accounts for nonperformance risk in derivatives in 2008. As discussed in Note 19 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Birmingham, Alabama
February 23, 2010

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Operations

	For the Year Ended December 31,		
	2009	2008	2007
		(As Adjusted)	
	(In Millions, Except Per Share Data)		
Net operating revenues	$ 1,911.1	$ 1,829.5	$ 1,723.5
Operating expenses:			
Salaries and benefits	948.8	928.2	857.5
Other operating expenses	271.4	264.9	241.0
General and administrative expenses	104.5	105.5	127.9
Supplies	112.4	108.2	99.6
Depreciation and amortization	70.9	82.4	74.8
Impairment of long-lived assets	-	0.6	15.1
Gain on UBS Settlement	-	(121.3)	-
Occupancy costs	47.6	48.8	51.4
Provision for doubtful accounts	33.1	27.0	33.2
Loss on disposal of assets	3.5	2.0	5.9
Government, class action, and related settlements expense	36.7	(67.2)	(2.8)
Professional fees—accounting, tax, and legal	8.8	44.4	51.6
Total operating expenses	1,637.7	1,423.5	1,555.2
Loss on early extinguishment of debt	12.5	5.9	28.2
Interest expense and amortization of debt discounts and fees	125.8	159.5	229.4
Other income	(3.4)	-	(15.5)
Loss on interest rate swaps	19.6	55.7	30.4
Equity in net income of nonconsolidated affiliates	(4.6)	(10.6)	(10.3)
Income (loss) from continuing operations before income tax benefit	123.5	195.5	(93.9)
Provision for income tax benefit	(3.2)	(70.1)	(322.4)
Income from continuing operations	126.7	265.6	228.5
Income from discontinued operations, net of tax	2.1	16.2	490.2
Net income	128.8	281.8	718.7
Less: Net income attributable to noncontrolling interests	(34.0)	(29.4)	(65.3)
Net income attributable to HealthSouth	94.8	252.4	653.4
Less: Convertible perpetual preferred stock dividends	(26.0)	(26.0)	(26.0)
Net income attributable to HealthSouth common shareholders	$ 68.8	$ 226.4	$ 627.4
Weighted average common shares outstanding:			
Basic	88.8	83.0	78.7
Diluted	103.3	96.4	92.0
Earnings per common share:			
Basic:			
Income from continuing operations attributable to HealthSouth common shareholders	$ 0.76	$ 2.53	$ 2.17
Income from discontinued operations, net of tax, attributable to HealthSouth common shareholders	0.01	0.20	5.80
Net income per share attributable to HealthSouth common shareholders	$ 0.77	$ 2.73	$ 7.97
Diluted:			
Income from continuing operations attributable to HealthSouth common shareholders	$ 0.76	$ 2.45	$ 2.14
Income from discontinued operations, net of tax, attributable to HealthSouth common shareholders	0.01	0.17	4.96
Net income per share attributable to HealthSouth common shareholders	$ 0.77	$ 2.62	$ 7.10
Amounts attributable to HealthSouth:			
Income from continuing operations	$ 93.3	$ 235.8	$ 197.1
Income from discontinued operations, net of tax	1.5	16.6	456.3
Net income attributable to HealthSouth	$ 94.8	$ 252.4	$ 653.4

The accompanying notes to consolidated financial statements are an integral part of these statements.

HealthSouth Corporation and Subsidiaries

Consolidated Balance Sheets

	As of December 31,	
	2009	2008 (As Adjusted)
	(In Millions, Except Share Data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 80.9	$ 32.1
Restricted cash	67.8	154.0
Restricted marketable securities	2.7	20.3
Accounts receivable, net of allowance for doubtful accounts of $33.1 in 2009; $30.9 in 2008	219.7	234.9
Prepaid expenses and other current assets	54.9	58.6
Insurance recoveries receivable	-	182.8
Total current assets	426.0	682.7
Property and equipment, net	664.8	662.1
Goodwill	416.4	414.7
Intangible assets, net	37.4	42.4
Investments in and advances to nonconsolidated affiliates	29.3	36.7
Income tax refund receivable	10.0	55.9
Other long-term assets	97.6	103.7
Total assets	$ 1,681.5	$ 1,998.2
Liabilities and Shareholders' Deficit		
Current liabilities		
Current portion of long-term debt	$ 21.5	$ 23.6
Accounts payable	50.2	45.5
Accrued payroll	77.9	89.8
Refunds due patients and other third-party payors	53.0	48.8
Other current liabilities	182.0	270.0
Government, class action, and related settlements	6.6	268.5
Total current liabilities	391.2	746.2
Long-term debt, net of current portion	1,641.0	1,789.6
Self-insured risks	100.0	108.6
Other long-term liabilities	59.5	53.6
	2,191.7	2,698.0
Commitments and contingencies		
Convertible perpetual preferred stock, $.10 par value; 1,500,000 shares authorized; 400,000 shares issued in 2009 and 2008; liquidation preference of $1,000 per share	387.4	387.4
Shareholders' deficit:		
HealthSouth shareholders' deficit:		
Common stock, $.01 par value; 200,000,000 shares authorized; issued: 97,238,725 in 2009; 96,890,924 in 2008	1.0	1.0
Capital in excess of par value	2,879.9	2,956.5
Accumulated deficit	(3,717.4)	(3,812.2)
Accumulated other comprehensive loss	-	(3.2)
Treasury stock, at cost (3,957,047 shares in 2009 and 8,872,121 shares in 2008)	(137.5)	(311.5)
Total HealthSouth shareholders' deficit	(974.0)	(1,169.4)
Noncontrolling interests	76.4	82.2
Total shareholders' deficit	(897.6)	(1,087.2)
Total liabilities and shareholders' deficit	$ 1,681.5	$ 1,998.2

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

	For the Year Ended December 31,		
	2009	2008	2007
		(As Adjusted)	
	(In Millions)		
COMPREHENSIVE INCOME			
Net income	$ 128.8	$ 281.8	$ 718.7
Other comprehensive income (loss), net of tax:			
Net change in foreign currency translation adjustment	-	0.7	0.1
Net change in unrealized gain (loss) on available-for-sale securities:			
Unrealized net holding gain (loss) arising during the period	1.3	(1.5)	1.3
Reclassifications to net income	1.6	(1.4)	(3.8)
Net change in unrealized gain (loss) on forward-starting interest rate swaps:			
Unrealized net holding gain (loss) arising during the period	0.1	(0.2)	-
Reclassifications to net income	0.2	-	-
Other comprehensive income (loss), net of tax	3.2	(2.4)	(2.4)
Comprehensive income	132.0	279.4	716.3
Comprehensive income attributable to noncontrolling interests	(34.0)	(29.4)	(65.3)
Comprehensive income attributable to HealthSouth	$ 98.0	$ 250.0	$ 651.0

The accompanying notes to consolidated financial statements are an integral part of these statements.

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Shareholders' Deficit

For the Year Ended December 31, 2009
(In Millions)

	HealthSouth Common Shareholders								
	Number of Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Noncontrolling Interests	Total	Comprehensive Income
Balance at beginning of period	88.0	$ 1.0	$ 2,956.5	$ (3,812.2)	$ (3.2)	$ (311.5)	$ 82.2	$ (1,087.2)	
Comprehensive income:									
Net income	-	-	-	94.8	-	-	34.0	128.8	$ 128.8
Other comprehensive income, net of tax	-	-	-	-	3.2	-	-	3.2	3.2
Comprehensive income									$ 132.0
Common stock issued under Securities Litigation Settlement	5.0	-	(63.5)	-	-	175.3	-	111.8	
Dividends declared on convertible perpetual preferred stock	-	-	(26.0)	-	-	-	-	(26.0)	
Stock-based compensation	-	-	13.4	-	-	-	-	13.4	
Distributions declared	-	-	-	-	-	-	(34.6)	(34.6)	
Other	0.3	-	(0.5)	-	-	(1.3)	(5.2)	(7.0)	
Balance at end of period	93.3	$ 1.0	$ 2,879.9	$ (3,717.4)	$ -	$ (137.5)	$ 76.4	$ (897.6)	

For the Year Ended December 31, 2008
(As Adjusted)
(In Millions)

	HealthSouth Common Shareholders								
	Number of Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Noncontrolling Interests	Total	Comprehensive Income
Balance at beginning of period	78.7	$ 0.9	$ 2,820.4	$ (4,064.6)	$ (0.8)	$ (310.4)	$ 97.2	$ (1,457.3)	
Comprehensive income:									
Net income	-	-	-	252.4	-	-	29.4	281.8	$ 281.8
Other comprehensive loss , net of tax	-	-	-	-	(2.4)	-	-	(2.4)	(2.4)
Comprehensive income									$ 279.4
Issuance of common stock	8.8	0.1	150.1	-	-	-	-	150.2	
Dividends declared on convertible perpetual preferred stock	-	-	(26.0)	-	-	-	-	(26.0)	
Stock-based compensation	-	-	11.7	-	-	-	-	11.7	
Distribution declared	-	-	-	-	-	-	(32.5)	(32.5)	
Settlements with partners	-	-	-	-	-	-	4.2	4.2	
Government, class action, and related settlements	-	-	-	-	-	-	(9.4)	(9.4)	
Transfer of surgery centers to ASC	-	-	-	-	-	-	(6.8)	(6.8)	
Other	0.5	-	0.3	-	-	(1.1)	0.1	(0.7)	
Balance at end of period	88.0	$ 1.0	$ 2,956.5	$ (3,812.2)	$ (3.2)	$ (311.5)	$ 82.2	$ (1,087.2)	

(Continued)

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Shareholders' Deficit (Continued)

For the Year Ended December 31, 2007
(As Adjusted)
(In Millions)

	HealthSouth Common Shareholders									
	Number of Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Notes Receivable from Shareholders, Officers, and Management Employees	Noncontrolling Interests	Total	Comprehensive Income
Balance at beginning of period	78.7	$ 0.9	$ 2,849.5	$ (4,713.8)	$ 1.6	$ (322.7)	$ (0.1)	$ 271.1	$ (1,913.5)	
Comprehensive income:										
Net income	-	-	-	653.4	-	-	-	65.3	718.7	$ 718.7
Other comprehensive loss , net of tax	-	-	-	-	(2.4)	-	-	-	(2.4)	(2.4)
Comprehensive income										$ 716.3
Adoption of accounting guidance for unrecognized tax benefits	-	-	-	(4.2)	-	-	-	-	(4.2)	
Dividends declared on convertible perpetual preferred stock	-	-	(26.0)	-	-	-	-	-	(26.0)	
Stock-based compensation	-	-	8.9	-	-	-	-	-	8.9	
Retirement of treasury stock	-	-	(14.8)	-	-	14.8	-	-	-	
Distributions declared- continuing operations	-	-	-	-	-	-	-	(20.9)	(20.9)	
Distributions declared- discontinued operations	-	-	-	-	-	-	-	(22.3)	(22.3)	
Net investment in consolidated affiliates that became equity method affiliates	-	-	-	-	-	-	-	(9.3)	(9.3)	
Settlements with partners	-	-	-	-	-	-	-	2.7	2.7	
Government, class action, and related settlements- continuing operations	-	-	-	-	-	-	-	(6.6)	(6.6)	
Government, class action, and related settlements- discontinued operations	-	-	-	-	-	-	-	(9.2)	(9.2)	
Divestitures of surgery centers, outpatient, and diagnostic divisions	-	-	-	-	-	-	-	(172.6)	(172.6)	
Other	-	-	2.8	-	-	(2.5)	0.1	(1.0)	(0.6)	
Balance at end of period	78.7	$ 0.9	$ 2,820.4	$ (4,064.6)	$ (0.8)	$ (310.4)	$ -	$ 97.2	$ (1,457.3)	

The accompanying notes to consolidated financial statements are an integral part of these statements.

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	For the Year Ended December 31,		
	2009	2008	2007
		(As Adjusted)	
	(In Millions)		
Cash flows from operating activities:			
Net income	$ 128.8	$ 281.8	$ 718.7
Income from discontinued operations	(2.1)	(16.2)	(490.2)
Adjustments to reconcile net income to net cash provided by operating activities—			
Provision for doubtful accounts	33.1	27.0	33.2
Provision for government, class action, and related settlements	36.7	(90.6)	(2.8)
UBS Settlement proceeds, gross	100.0	(97.9)	-
Depreciation and amortization	70.9	82.4	74.8
Amortization of debt issue costs, debt discounts, and fees	6.6	6.5	7.8
Impairment of long-lived assets	-	0.6	15.1
Realized (gain) loss on sale of investments	(0.8)	1.4	(12.3)
Loss on disposal of assets	3.5	2.0	5.9
Loss on early extinguishment of debt	12.5	5.9	28.2
Loss on interest rate swaps	19.6	55.7	30.4
Equity in net income of nonconsolidated affiliates	(4.6)	(10.6)	(10.3)
Distributions from nonconsolidated affiliates	8.6	10.9	5.3
Stock-based compensation	13.4	11.7	8.9
Deferred tax provision	4.1	3.7	8.0
Other	1.3	2.0	(0.2)
(Increase) decrease in assets—			
Accounts receivable	(17.8)	(45.0)	(38.8)
Prepaid expenses and other assets	3.7	7.5	39.5
Income tax refund receivable	45.9	(3.4)	162.1
Increase (decrease) in liabilities—			
Accounts payable	4.8	(4.2)	(18.0)
Accrued payroll	(12.4)	9.0	(5.8)
Accrued fees and expenses for derviative plaintiffs' attorneys in UBS Settlement	(26.2)	-	-
Other liabilities	(1.4)	2.9	(83.3)
Refunds due patients and other third-party payors	4.2	(2.5)	(41.0)
Self-insured risks	(1.6)	(17.4)	(22.7)
Government, class action, and related settlements	(11.2)	(7.4)	(171.4)
Net cash (used in) provided by operating activities of discontinued operations	(13.5)	11.4	(10.5)
Total adjustments	279.4	(38.4)	2.1
Net cash provided by operating activities	406.1	227.2	230.6

(Continued)

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

	For the Year Ended December 31,		
	2009	2008	2007
		(As Adjusted)	
		(In Millions)	
Cash flows from investing activities:			
Capital expenditures	(72.2)	(55.7)	(38.6)
Acquisition of business, net of assets acquired	-	(14.6)	-
Acquisition of intangible assets	(0.4)	(18.2)	(0.1)
Proceeds from disposal of assets	3.9	53.9	0.7
Proceeds from sale of restricted marketable securities	5.0	8.1	66.4
Proceeds from sale of investments	0.6	4.3	-
Purchase of restricted marketable securities	(3.8)	(4.8)	(23.0)
Net change in restricted cash	(11.7)	7.5	(3.3)
Net settlements on interest rate swaps	(42.2)	(20.7)	3.2
Net investment in interest rate swap	(6.4)	-	-
Other	(5.3)	0.6	0.1
Net cash (used in) provided by investing activities of discontinued operations—			
Proceeds from divestitures of divisions	-	-	1,169.8
Other investing activities of discontinued operations	(0.5)	(0.4)	9.3
Net cash (used in) provided by investing activities	(133.0)	(40.0)	1,184.5
Cash flows from financing activities:			
Checks in excess of bank balance	-	(11.4)	8.7
Principal borrowings on notes	15.5	-	12.5
Proceeds from bond issuance	290.0	-	-
Principal payments on debt, including pre-payments	(409.2)	(204.8)	(1,238.9)
Borrowings on revolving credit facility	10.0	128.0	397.0
Payments on revolving credit facility	(50.0)	(163.0)	(492.0)
Principal payments under capital lease obligations	(13.4)	(12.4)	(11.0)
Issuance of common stock	-	150.2	-
Dividends paid on convertible perpetual preferred stock	(26.0)	(26.0)	(26.0)
Debt amendment and issuance costs	(10.6)	-	(11.2)
Distributions paid to noncontrolling interests of consolidated affliliates	(32.7)	(33.4)	(23.4)
Other	0.8	0.6	0.6
Net cash provided by (used in) financing activities of discontinued operations	1.3	(3.8)	(52.9)
Net cash used in financing activities	(224.3)	(176.0)	(1,436.6)
Effect of exchange rate changes on cash and cash equivalents	-	0.8	0.1
Increase (decrease) in cash and cash equivalents	48.8	12.0	(21.4)
Cash and cash equivalents at beginning of year	32.1	19.8	27.2
Cash and cash equivalents of divisions and facilities held for sale at beginning of year	0.1	0.4	14.4
Less: Cash and cash equivalents of divisions and facilities held for sale at end of year	(0.1)	(0.1)	(0.4)
Cash and cash equivalents at end of year	$ 80.9	$ 32.1	$ 19.8

(Continued)

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

	For the Year Ended December 31,		
	2009	2008	2007
		(As Adjusted)	
		(In Millions)	
Supplemental cash flow information:			
Cash (paid) received during the year for—			
Interest (121.3)	$	$ (158.5)	$ (306.1)
Income tax refunds	63.7	90.4	457.4
Income tax payments	(10.5)	(17.1)	(19.2)
Supplemental schedule of noncash investing and financing activities:			
Acquisition of business:			
Fair value of assets acquired	$ -	$ 18.1	$ -
Goodwill	-	8.6	-
Fair value of capital lease obligation assumed	-	(11.0)	-
Fair value of other liabilities assumed	-	(1.3)	-
Noncompete agreement	-	0.2	-
Net cash paid for acquisition	$ -	$ 14.6	$ -
Insurance recoveries receivable	$ -	$ 47.2	$ -
Retirement of treasury stock	-	-	14.8
Property and equipment acquired through capital leases	-	11.2	-
Securities Litigation Settlement	294.6	-	-
Adoption of accounting guidance for unrecognized tax benefits	-	-	4.2
Other, net	(0.3)	1.3	5.7

The accompanying notes to consolidated financial statements are an integral part of these statements.

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies:

Organization and Description of Business—

HealthSouth Corporation, incorporated in Delaware in 1984, including its subsidiaries, is the largest provider of inpatient rehabilitative healthcare services in the United States. We operate inpatient rehabilitation hospitals and long-term acute care hospitals ("LTCHs") and provide treatment on both an inpatient and outpatient basis. References herein to "HealthSouth," the "Company," "we," "our," or "us" refer to HealthSouth Corporation and its subsidiaries unless otherwise stated or indicated by context.

As of December 31, 2009, we operated 93 inpatient rehabilitation hospitals (including 3 joint venture hospitals which we account for using the equity method of accounting). We are the sole owner of 65 of these hospitals. We retain 50% to 97.5% ownership in the remaining 28 jointly owned hospitals. Our inpatient rehabilitation hospitals are located in 26 states and Puerto Rico, with a concentration of hospitals in Texas, Pennsylvania, Florida, Tennessee, Alabama, and Arizona. As of December 31, 2009, we also operated 6 freestanding LTCHs, 5 of which we own and one of which is a joint venture in which we have retained an 80% ownership interest. We also had 40 outpatient rehabilitation satellites operated by our hospitals, including one joint venture satellite. We also provide home health services through 25 licensed, hospital-based home health agencies. In addition to HealthSouth hospitals, we manage 6 inpatient rehabilitation units through management contracts.

Subsequent events have been evaluated through February 23, 2009, which represents the issuance date of these consolidated financial statements.

Reclassifications—

During 2009, we terminated the leases associated with certain rental properties and reached an agreement to sell one of our hospitals to a third party. As a result, we reclassified our consolidated balance sheet as of December 31, 2008 to show the assets and liabilities of these facilities as held for sale. We also reclassified our consolidated statements of operations and consolidated statements of cash flows for the years ended December 31, 2008 and 2007 to include these properties and their results of operations as discontinued operations.

As of January 1, 2009, we reclassified our noncontrolling interests (formerly known as "minority interests") as a component of equity and now report net income and comprehensive income attributable to our noncontrolling interests separately from net income and comprehensive income attributable to HealthSouth. See the "Noncontrolling Interests in Consolidated Affiliates" section of this note for additional information.

Out-of-Period Adjustments—

During the preparation of our condensed consolidated financial statements for the quarterly period ended June 30, 2009, we identified an error in our consolidated financial statements as of and for the year ended December 31, 2008 and prior periods and our condensed consolidated financial statements as of and for the quarterly period ended March 31, 2009. We corrected this error in our financial statements by adjusting *Equity in net income of nonconsolidated affiliates*, which resulted in an understatement of both our *Income (loss) from continuing operations before income tax benefit* and our *Net income* of approximately $4.5 million for the year ended December 31, 2009. This error related primarily to an approximate $9.6 million overstatement of our investment in a joint venture hospital we account for using the equity method of accounting due to the understatement of prior period income tax provisions of this joint venture hospital and the adjustment of certain liabilities due to this joint venture hospital. We also adjusted *Other current liabilities* by approximately $4.7 million due to changes in amounts due to us for expenses paid on behalf of this joint venture hospital. We do not believe these adjustments are material to the consolidated financial statements as of December 31, 2009 or to any prior years' consolidated financial statements. As a result, we have not restated any prior period amounts.

Basis of Presentation and Consolidation—

The accompanying consolidated financial statements of HealthSouth and its subsidiaries were prepared in accordance with generally accepted accounting principles in the United States of America and include the assets, liabilities, revenues, and expenses of all wholly owned subsidiaries, majority-owned subsidiaries over which we exercise control, and, when applicable, entities in which we have a controlling financial interest.

We use the equity method to account for our investments in entities we do not control, but where we have the ability to exercise significant influence over operating and financial policies. Consolidated net income attributable to HealthSouth includes our share of the net earnings of these entities. The difference between consolidation and the equity method impacts certain of our financial ratios because of the presentation of the detailed line items reported in the consolidated financial statements for consolidated entities compared to a one line presentation of equity method investments.

We use the cost method to account for our investments in entities we do not control and for which we do not have the ability to exercise significant influence over operating and financial policies. In accordance with the cost method, these investments are recorded at the lower of cost or fair value, as appropriate.

We also consider the guidance for consolidating variable interest entities.

We eliminate from our financial results all significant intercompany accounts and transactions.

Use of Estimates and Assumptions—

The preparation of our consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used for, but not limited to: (1) allowance for contractual revenue adjustments; (2) allowance for doubtful accounts; (3) asset impairments, including goodwill; (4) depreciable lives of assets; (5) useful lives of intangible assets; (6) economic lives and fair value of leased assets; (7) income tax valuation allowances; (8) uncertain tax positions; (9) fair value of stock options; (10) fair value of interest rate swaps; (11) reserves for professional, workers' compensation, and comprehensive general insurance liability risks; and (12) contingency and litigation reserves. Future events and their effects cannot be predicted with certainty; accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as our operating environment changes. We evaluate and update our assumptions and estimates on an ongoing basis and may employ outside experts to assist in our evaluation, as considered necessary. Actual results could differ from those estimates.

Risks and Uncertainties—

As a healthcare provider, we are required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:

- licensure, certification, and accreditation,
- coding and billing for services,
- requirements of the 60% compliance threshold under The Medicare, Medicaid and State Children's Health Insurance Program (SCHIP) Extension Act of 2007 (the "2007 Medicare Act"),
- relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws,
- quality of medical care,
- use and maintenance of medical supplies and equipment,
- maintenance and security of medical records,

- acquisition and dispensing of pharmaceuticals and controlled substances, and
- disposal of medical and hazardous waste.

In the future, changes in these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our investment structure, hospitals, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements.

If we fail to comply with applicable laws and regulations, we could be subjected to liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of our licenses to operate one or more of our hospitals, and (3) exclusion or suspension of one or more of our hospitals from participation in the Medicare, Medicaid, and other federal and state healthcare programs. Substantial damages and other remedies assessed against us could have a material adverse effect on our business, financial position, results of operation, and cash flows.

Historically, the United States Congress and some state legislatures have periodically proposed significant changes in regulations governing the healthcare system. Many of these changes have resulted in limitations on and, in some cases, significant reductions in the levels of payments to healthcare providers for services under many government reimbursement programs. Because we receive a significant percentage of our revenues from Medicare, such changes in legislation might have a material adverse effect on our financial position, results of operations, and cash flows, if any such changes were to occur.

For example, for the period from April 1, 2008 through September 30, 2009, the 2007 Medicare Act reduced the Medicare reimbursement levels for inpatient rehabilitation hospitals to the levels existing in the third quarter of 2007. The Centers for Medicare and Medicaid Services ("CMS") updated the fiscal year 2010 Medicare reimbursement rates for inpatient rehabilitation facilities with a 2.5% market basket increase effective October 1, 2009. However, there can be no assurance that future governmental initiatives will not result in additional pricing roll-backs or freezes, either generally or specifically targeted at the 2010 market basket increase.

On December 8, 2003, The Medicare Modernization Act of 2003 authorized CMS to conduct a demonstration program known as the Medicare Recovery Audit Contractor ("RAC") program. This demonstration was first initiated in three states (California, Florida, and New York) and authorizes CMS to contract with private companies to conduct claims and medical record audits. These audits are in addition to those conducted by existing Medicare contractors, and the contracted RACs are paid a percentage of the overpayments recovered. On December 20, 2006, the Tax Relief & Health Care Act of 2006 directed CMS to expand the RAC program to the rest of the country by 2010. The new RACs were announced on October 6, 2008, and the RACs began their audit processes in late 2009 for providers in general. Among other changes in the permanent program, the new RACs will receive claims data directly from Medicare contractors on a monthly or quarterly basis and are authorized to review claims up to three years from the date a claim was paid, beginning with claims filed on or after October 1, 2007. We cannot predict when or how this program will affect us.

As discussed in Note 23, *Contingencies and Other Commitments*, we are a party to a number of lawsuits. We cannot predict the outcome of litigation filed against us. Substantial damages or other monetary remedies assessed against us could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Revenue Recognition—

Revenues consist primarily of net patient service revenues that are recorded based upon established billing rates less allowances for contractual adjustments. Revenues are recorded during the period the healthcare services are provided, based upon the estimated amounts due from the patients and third-party payors, including federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, and employers. Estimates of contractual allowances under third-party payor arrangements are based upon the payment terms specified in the related contractual agreements. Third-party payor contractual payment terms are generally based upon predetermined rates per diagnosis, per diem rates, or discounted fee-for-service rates. Other operating revenues, which include revenues from cafeteria, gift shop, rental income, and management and administrative fees, approximated 1.4%, 1.6%, and 2.3% of *Net operating revenues* for the years ended December 31, 2009, 2008, and 2007, respectively.

Laws and regulations governing the Medicare and Medicaid programs are complex, subject to interpretation, and are routinely modified for provider reimbursement. All healthcare providers participating in the Medicare and Medicaid programs are required to meet certain financial reporting requirements. Federal regulations require submission of annual cost reports covering medical costs and expenses associated with the services provided by each hospital to program beneficiaries. Annual cost reports required under the Medicare and Medicaid programs are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to HealthSouth under these reimbursement programs. These audits often require several years to reach the final determination of amounts earned under the programs. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near term.

CMS has been granted authority to suspend payments, in whole or in part, to Medicare providers if CMS possesses reliable information that an overpayment, fraud, or willful misrepresentation exists. If CMS suspects payments are being made as the result of fraud or misrepresentation, CMS may suspend payment at any time without providing us with prior notice. The initial suspension period is limited to 180 days. However, the payment suspension period can be extended almost indefinitely if the matter is under investigation by the United States Department of Health and Human Services Office of Inspector General or the United States Department of Justice. Therefore, we are unable to predict if or when we may be subject to a suspension of payments by the Medicare and/or Medicaid programs, the possible length of the suspension period, or the potential cash flow impact of a payment suspension. Any such suspension would adversely impact our financial position, results of operations, and cash flows.

We provide care to patients who are financially unable to pay for the healthcare services they receive, and because we do not pursue collection of amounts determined to qualify as charity care, such amounts are not recorded as revenues.

Cash and Cash Equivalents—

Cash and cash equivalents include highly liquid investments with maturities of three months or less when purchased. Carrying values of *Cash and cash equivalents* approximate fair value due to the short-term nature of these instruments.

We maintain amounts on deposit with various financial institutions, which may, at times, exceed federally insured limits. However, management periodically evaluates the credit-worthiness of those institutions, and we have not experienced any losses on such deposits.

Marketable Securities—

We record all equity securities with readily determinable fair values and for which we do not exercise significant influence as available-for-sale securities. We carry the available-for-sale securities at fair value and report unrealized holding gains or losses, net of income taxes, in *Accumulated other comprehensive loss*, which is a separate component of shareholders' deficit. We recognize realized gains and losses in our consolidated statements of operations using the specific identification method.

Unrealized losses are charged against earnings when a decline in fair value is determined to be other than temporary. Management reviews several factors to determine whether a loss is other than temporary, such as the length of time a security is in an unrealized loss position, the extent to which fair value is less than cost, the financial condition and near term prospects of the issuer, and our ability and intent to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Accounts Receivable—

HealthSouth reports accounts receivable at estimated net realizable amounts from services rendered from federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, workers' compensation programs, employers, and patients. Our accounts receivable are geographically dispersed, but a significant portion of our revenues are concentrated by type of payors. The concentration of net patient service accounts receivable by payor class, as a percentage of total net patient service accounts receivable as of the end of each of the reporting periods, is as follows:

	As of December 31,	
	2009	**2008**
Medicare	55.5%	55.8%
Medicaid	3.3%	3.6%
Workers' compensation	3.2%	3.5%
Managed care and other discount plans	31.5%	32.1%
Other third-party payors	4.7%	3.6%
Patients	1.8%	1.4%
	100.0%	100.0%

During the years ended December 31, 2009, 2008, and 2007, approximately 67.9%, 67.2%, and 67.8%, respectively, of our *Net operating revenues* related to patients participating in the Medicare program. While revenues and accounts receivable from the Medicare program are significant to our operations, we do not believe there are significant credit risks associated with this government agency. Because Medicare traditionally pays claims faster than our other third-party payors, the percentage of our Medicare charges in accounts receivable is less than the percentage of our Medicare revenues. HealthSouth does not believe there are any other significant concentrations of revenues from any particular payor that would subject it to any significant credit risks in the collection of its accounts receivable.

Net accounts receivable include only those amounts we estimate we will collect. Additions to the allowance for doubtful accounts are made by means of the *Provision for doubtful accounts*. We write off uncollectible accounts (after exhausting collection efforts) against the allowance for doubtful accounts. Subsequent recoveries are record via the *Provision for doubtful accounts*.

Property and Equipment—

We report land, buildings, improvements, and equipment at cost, net of accumulated depreciation and amortization and any asset impairments. We report assets under capital lease obligations at the lower of fair value or the present value of the aggregate future minimum lease payments at the beginning of the lease term. We depreciate our assets using the straight-line method over the shorter of the estimated useful life of the assets or life of the lease term, excluding any lease renewals, unless the lease renewals are reasonably assured. Useful lives are generally as follows:

	Years
Buildings	15 to 30
Leasehold improvements	2 to 15
Furniture, fixtures, and equipment	3 to 10
Assets under capital lease obligations:	
Real estate	15 to 20
Equipment	3 to 5

Maintenance and repairs of property and equipment are expensed as incurred. We capitalize replacements and betterments that increase the estimated useful life of an asset. We capitalize interest expense on major construction and development projects while in progress.

We retain fully depreciated assets in property and accumulated depreciation accounts until we remove them from service. In the case of sale, retirement, or disposal, the asset cost and related accumulated depreciation balances are removed from the respective accounts, and the resulting net amount, less any proceeds, is included as a component of income from continuing operations in the consolidated statements of operations. However, if the sale, retirement, or disposal involves a discontinued operation, the resulting net amount, less any proceeds, is included in the results of discontinued operations.

We account for operating leases by recognizing escalated rents, including any rent holidays, on a straight-line basis over the term of the lease for those lease agreements where we receive the right to control the use of the entire leased property at the beginning of the lease term.

Goodwill and Other Intangible Assets—

We test goodwill for impairment using a fair value approach. We are required to test for impairment at least annually, absent some triggering event that would require an impairment assessment. Absent any impairment indicators, we perform our goodwill impairment testing as of October 1st of each year.

We recognize an impairment charge for any amount by which the carrying amount of goodwill exceeds its implied fair value. We present a goodwill impairment charge as a separate line item within income from continuing operations in the consolidated statements of operations, unless the goodwill impairment is associated with a discontinued operation. In that case, we include the goodwill impairment charge, on a net-of-tax basis, within the results of discontinued operations.

We determine the fair value of our reporting unit as of the testing date using discounted projected operating results and cash flows. This approach includes many assumptions related to pricing and volume, operating expenses, capital expenditures, discount factors, tax rates, etc. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairment in future periods. We reconcile the estimated fair value of our reporting unit to our market capitalization. When we dispose of a hospital, goodwill is allocated to the gain or loss on disposition using the relative fair value methodology.

We amortize the cost of intangible assets with finite useful lives over their respective estimated useful lives to their estimated residual value. As of December 31, 2009, none of our finite useful lived intangible assets has an estimated residual value. We also review these assets for impairment whenever events or changes in circumstances indicate we may not be able to recover the asset's carrying amount. As of December 31, 2009, we do not have any intangible assets with indefinite useful lives. The range of estimated useful lives and the amortization basis for our other intangible assets are as follows:

	Estimated Useful Life and Amortization Basis
Certificates of need	13 to 30 years using straight-line basis
Licenses	10 to 20 years using straight-line basis
Noncompete agreements	3 to 18 years using straight-line basis
Market access assets	20 years using accelerated basis

Our market access assets are valued using discounted cash flows under the income approach. The value of the market access assets is attributable to our ability to gain access to and penetrate an acquired facility's historical market patient base. To determine this value, we first develop a debt-free net cash flow forecast under various patient volume scenarios. The debt-free net cash flow is then discounted back to present value using a discount factor, which includes an adjustment for company-specific risk. As noted in the above table, we amortize these assets over 20 years using an accelerated basis that reflects the pattern in which we believe the economic benefits of the market access will be consumed.

Impairment of Long-Lived Assets and Other Intangible Assets—

We assess the recoverability of long-lived assets (excluding goodwill) and identifiable acquired intangible assets with finite useful lives, whenever events or changes in circumstances indicate we may not be able to recover the asset's carrying amount. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of the asset to the expected net future cash flows to be generated by that asset, or, for identifiable intangibles with finite useful lives, by determining whether the amortization of the intangible asset balance over its remaining life can be recovered through undiscounted future cash flows. The amount of impairment of identifiable intangible assets with finite useful lives, if any, to be recognized is measured based on projected discounted future cash flows. We measure the amount of impairment of other long-lived assets (excluding goodwill) as the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. We present an impairment charge as a separate line item within income from continuing operations in our consolidated statements of operations, unless the impairment is associated with a discontinued operation. In that case, we include the impairment charge, on a net-of-tax basis, within the results of discontinued operations. We classify long-lived assets to be disposed of other than by sale as held and used until they are disposed. We report long-lived assets to be disposed of by sale as held for sale and recognize those assets in the balance sheet at the lower of carrying amount or fair value less cost to sell, and we cease depreciation.

Investments in and Advances to Nonconsolidated Affiliates—

Investments in entities we do not control but in which we have the ability to exercise significant influence over the operating and financial policies of the investee are accounted for under the equity method. Equity method investments are recorded at original cost and adjusted periodically to recognize our proportionate share of the investees' net income or losses after the date of investment, additional contributions made, dividends or distributions received, and impairment losses resulting from adjustments to net realizable value. We record equity method losses in excess of the carrying amount of an investment when we guarantee obligations or we are otherwise committed to provide further financial support to the affiliate.

We use the cost method to account for equity investments for which the equity securities do not have readily determinable fair values and for which we do not have the ability to exercise significant influence. Under the cost method of accounting, private equity investments are carried at cost and are adjusted only for other-than-temporary declines in fair value, additional investments, or distributions deemed to be a return of capital.

Management periodically assesses the recoverability of our equity method and cost method investments and equity method goodwill for impairment. We consider all available information, including the recoverability of the investment, the earnings and near-term prospects of the affiliate, factors related to the industry, conditions of the affiliate, and our ability, if any, to influence the management of the affiliate. We assess fair value based on valuation methodologies, as appropriate, including discounted cash flows, estimates of sales proceeds, and external appraisals, as appropriate. If an investment or equity method goodwill is considered to be impaired and the decline in value is other than temporary, we record an appropriate write-down.

Common Stock Warrants—

In January 2004, we repaid our then-outstanding 3.25% Convertible Debentures using the net proceeds of a loan arranged by Credit Suisse First Boston. In connection with this transaction, we issued warrants to the lender to purchase two million shares of our common stock. We accounted for this extinguishment of debt by separately computing the amounts attributable to the debt and the purchase warrants and giving accounting recognition to each component. We based our allocation to each component on the relative market value of the two components at the time of issuance. The portion allocable to the warrants was accounted for as additional paid-in capital. See Note 20, *Earnings per Common Share.*

See also Note 12, *Shareholders' Deficit*, for information related to common stock warrants issued under our Securities Litigation Settlement.

Financing Costs—

We amortize financing costs using the effective interest method over the life of the related debt. The related expense is included in *Interest expense and amortization of debt discounts and fees* in our consolidated statements of operations.

We accrete discounts and amortize premiums using the effective interest method over the life of the related debt, and we report discounts or premiums as a direct deduction from, or addition to, the face amount of the financing. The related income or expense is included in *Interest expense and amortization of debt discounts and fees* in our consolidated statements of operations.

Fair Value Measurements—

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The basis for these assumptions establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

- *Level 1* – Observable inputs such as quoted prices in active markets;
- *Level 2* – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
- *Level 3* – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The three valuation techniques are as follows:

- *Market approach* – Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
- *Cost approach* – Amount that would be required to replace the service capacity of an asset (i.e., replacement cost); and
- *Income approach* – Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing models, and lattice models).

Our financial instruments consist mainly of cash and cash equivalents, restricted cash, restricted marketable securities, accounts receivable, accounts payable, letters of credit, long-term debt, and interest rate swap agreements. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable approximate fair value because of the short-term maturity of these instruments. The fair value of our letters of credit is deemed to be the amount of payment guaranteed on our behalf by third-party financial institutions. We determine the fair value of our long-term debt using quoted market prices, when available, or discounted cash flows based on various factors, including maturity schedules, call features, and current market rates.

On a recurring basis, we are required to measure our available-for-sale restricted and nonrestricted marketable securities and our interest rate swaps at fair value. The fair values of our available-for-sale restricted and nonrestricted marketable securities are determined based on quoted market prices in active markets. The fair value of our interest rate swaps is determined using the present value of the fixed leg and floating leg of each swap. The value of the fixed leg is the present value of the known fixed coupon payments discounted at the rates implied by the LIBOR-swap curve adjusted for the credit spreads applicable to the debt of the party in a liability position. This adjustment is meant to capture the price of transferring the liability to a similarly-rated counterparty. The value of the floating leg is the present value of the floating coupon payments which are derived from the forward LIBOR-swap rates and discounted at the same rates as the fixed leg.

On a nonrecurring basis, we are required to measure property and equipment, goodwill, other intangible assets, investments in nonconsolidated affiliates, and assets and liabilities of discontinued operations at fair value. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges or similar adjustments made to the carrying value of the applicable assets. The fair value of our property and equipment is determined using discounted cash flows and significant unobservable inputs, unless there is an offer to purchase such assets, which would be the basis for determining fair value. The fair value of our intangible assets, excluding goodwill, is determined using discounted cash flows and significant unobservable inputs. The fair value of our investments in nonconsolidated affiliates is determined using quoted prices in private markets, discounted cash flows or earnings, or market multiples derived from a set of comparables. The fair value of our assets and liabilities of discontinued operations is determined using discounted cash flows and significant unobservable inputs unless there is an offer to purchase such assets and liabilities, which would be the basis for determining fair value. The fair value of our goodwill is determined using discounted projected operating results and cash flows, which involve significant unobservable inputs. Goodwill is tested for impairment as of October 1st of each year, absent any impairment indicators.

Derivative Instruments—

Each of our derivative instruments is recorded on the balance sheet at its fair value. Changes in the fair values of our existing derivatives are recorded each period in current earnings or in other comprehensive income, depending on their designations as hedging or trading swaps.

As of December 31, 2009, we hold four derivative instruments. Two are interest rate swaps that are not designated as hedging instruments. Therefore, all changes in the fair value of these interest rate swaps are reported in current period earnings on the line entitled *Loss on interest rate swaps* in our consolidated statements of operations. Net cash settlements on these interest rate swaps are included in investing activities in our consolidated statements of cash flows.

The other two derivative instruments are forward-starting interest rate swaps that are designated as cash flow hedges. Therefore, the effective portion of changes in the fair value of these cash flow hedges is deferred as a component of other comprehensive income and will be reclassified into earnings as part of interest expense in the same period in which the forecasted transaction impacts earnings. The ineffective portion, if any, is reported in earnings as part of other income. Net cash settlements on these interest rate swaps that are designated as cash flow hedges will be included in operating activities in our consolidated statements of cash flows.

For additional information regarding these interest rate swaps, see Note 9, *Derivative Instruments*.

Refunds due Patients and Other Third-Party Payors—

Refunds due patients and other third-party payors consist primarily of estimates of potential overpayments received from our patients and other third-party payors. In instances where we are unable to locate and reimburse the party due the refund, these amounts may become subject to escheat property laws and consequently payable to various jurisdictions or reportable to a federal agency.

During 2005, we completed a substantive reconstruction process so that we could prepare consolidated financial statements as of and for the years ended December 31, 2004, 2003, and 2002 and restate our previously issued financial statements for the years ended December 31, 2001 and 2000. As of December 31, 2009 and 2008, approximately $42.8 million and $43.5 million, respectively, of amounts included in *Refunds due patients and other third-party payors* represent an estimate of potential overpayments that originated in periods prior to December 31, 2004. These amounts were originally estimated during our reconstruction process based on collection history and other available patient receipt data. We continue to review these estimates based on updated information with respect to third-party confirmations, settlement agreements, and developments in regulations and rulings. During 2009, 2008, and 2007, this process resulted in a reduction to *Refunds due patients and other third-party payors* of approximately $0.7 million, $2.9 million, and $41.2 million, respectively, all of which are included in *Income from discontinued operations, net of tax* in our consolidated statements of operations. We are negotiating the settlement of these amounts with third-party payors in various jurisdictions. The result of these ongoing settlement negotiations may impact the carrying value of these liabilities.

As of December 31, 2009 and 2008, approximately $34.6 million and $35.3 million, respectively, of the amount recorded as *Refunds due patients and other third-party payors* represents balances associated with our divested surgery centers, outpatient, and diagnostic divisions. These liabilities remained with HealthSouth after each transaction closed, and, therefore, are not reported as liabilities held for sale in our consolidated balance sheets.

Noncontrolling Interests in Consolidated Affiliates—

The consolidated financial statements include all assets, liabilities, revenues, and expenses of less-than-100%-owned affiliates we control. Accordingly, we have recorded noncontrolling interests in the earnings and equity of such entities. We record adjustments to noncontrolling interests for the allocable portion of income or loss to which the noncontrolling interests holders are entitled based upon their portion of the subsidiaries they own. Distributions to holders of noncontrolling interests are adjusted to the respective noncontrolling interests holders' balance.

Prior to January 1, 2009, we suspended allocation of losses to noncontrolling interests holders when the noncontrolling interests balance for a particular noncontrolling interests holder was reduced to zero and the noncontrolling interests holder did not have an obligation to fund such losses. Any excess loss above the noncontrolling interests holders' balance was not charged to noncontrolling interests but rather was recognized by us until the affiliate began earning income again. We resumed adjusting noncontrolling interests for the subsequent profits earned by a subsidiary only after the cumulative income exceeded the previously unrecorded losses. Effective January 1, 2009, we continue to allocate losses to noncontrolling interests holders even if such allocation results in a deficit noncontrolling interests balance.

Convertible Perpetual Preferred Stock—

Our *Convertible perpetual preferred stock* contains fundamental change provisions that allow the holder to require us to redeem the preferred stock for cash if certain events occur. As redemption under these provisions is not solely within our control, we have classified our *Convertible perpetual preferred stock* as temporary equity.

Because our *Convertible perpetual preferred stock* is indexed to, and potentially settled in, our common stock, we also examined whether the embedded conversion option in our *Convertible perpetual preferred stock* should be bifurcated. Based on our analysis, we determined bifurcation is not necessary.

We use the if-converted method to include our *Convertible perpetual preferred stock* in our computation of diluted earnings per share.

Stock-Based Compensation—

HealthSouth has various shareholder- and non-shareholder-approved stock-based compensation plans that provide for the granting of stock-based compensation to certain employees and directors. All share-based payments to employees, including grants of employee stock options, are recognized in the financial statements based on their estimated grant-date fair value and amortized on a straight-line basis over the applicable requisite service period.

Litigation Reserves—

We accrue for loss contingencies associated with outstanding litigation for which management has determined it is probable a loss contingency exists and the amount of loss can be reasonably estimated. If the accrued amount associated with a loss contingency is greater than $5.0 million, we also accrue estimated future legal fees associated with the loss contingency. This requires management to estimate the amount of legal fees that will be incurred in the defense of the litigation. These estimates are based on our expectations of the scope, length to complete, and complexity of the claims. In the future, additional adjustments may be recorded as the scope, length, or complexity of outstanding litigation changes.

Advertising Costs—

We expense costs of print, radio, television, and other advertisements as incurred. Advertising expenses, included in *Other operating expenses* within the accompanying consolidated statements of operations, approximated $5.0 million in 2009, $5.4 million in 2008, and $4.1 million in 2007.

Professional Fees—Accounting, Tax, and Legal—

As discussed in Note 23, *Contingencies and Other Commitments*, in June 2009, a court ruled that Richard M. Scrushy, our former chairman and chief executive officer, committed fraud and breached his fiduciary duties during his time with HealthSouth. Based on this judgment, we have no obligation to indemnify him for any litigation costs. Therefore, we reversed the remainder of this accrual for his legal fees during the second quarter of 2009, which resulted in a reduction in *Professional fees – accounting, tax, and legal* of $6.5 million during the year ended December 31, 2009.

Excluding the reversal of accrued fees discussed above, *Professional fees – accounting, tax, and legal* for the years ended December 31, 2009, 2008, and 2007 related primarily to legal and consulting fees for continued litigation defense and support matters arising from prior reporting and restatement issues and income tax return preparation and consulting fees for various tax projects related to our pursuit of our remaining income tax refund claims. *Professional fees – accounting, tax, and legal* in 2008 specifically included the $26.2 million of fees and expenses awarded to the derivative plaintiffs' attorneys as part of the UBS Settlement discussed in Note 22, *Settlements*. In 2007, *Professional fees – accounting, tax, and legal* also included consulting fees associated with support received during our divestiture activities.

See Note 22, *Settlements*, and Note 23, *Contingencies and Other Commitments*, for a description of our continued litigation defense and support matters arising from our prior reporting and restatement issues.

Income Taxes—

We provide for income taxes using the asset and liability method. This approach recognizes the amount of federal, state, and local taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the consolidated financial statements and income tax returns. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates. A valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. Realization is dependent on generating sufficient future taxable income.

We evaluate our tax positions and establish assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. We review these tax uncertainties in light of changing facts and circumstances, such as the progress of tax audits, and adjust them accordingly.

HealthSouth and its corporate subsidiaries file a consolidated federal income tax return. Some subsidiaries consolidated for financial reporting purposes are not part of the consolidated group for federal income tax purposes and file separate federal income tax returns. State income tax returns are filed on a separate, combined, or consolidated basis in accordance with relevant state laws and regulations. Partnerships, limited liability partnerships, limited liability companies, and other pass-through entities that we consolidate or account for using the equity method of accounting file separate federal and state income tax returns. We include the allocable portion of each pass-through entity's income or loss in our federal income tax return. We allocate the remaining income or loss of each pass-through entity to the other partners or members who are responsible for their portion of the taxes.

Assets Held for Sale and Results of Discontinued Operations—

Components of an entity that have been disposed of or are classified as held for sale and have operations and cash flows that can be clearly distinguished from the rest of the entity are reported as assets held for sale and discontinued operations. In the period a component of an entity has been disposed of or classified as held for sale, we reclassify the results of operations for current and prior periods into a single caption titled *Income from discontinued operations, net of tax*. In addition, we classify the assets and liabilities of those components as current and noncurrent assets and liabilities within *Prepaid expenses and other current assets*, *Other long-term assets*, *Other current liabilities*, and *Other long-term liabilities* in our consolidated balance sheets. We also classify cash flows related to discontinued operations as one line item within each category of cash flows in our consolidated statements of cash flows.

Earnings per Common Share—

The calculation of earnings per common share is based on the weighted-average number of our common shares outstanding during the applicable period. The calculation for diluted earnings per common share recognizes the effect of all potential dilutive common shares that were outstanding during the respective periods, unless their impact would be antidilutive.

Treasury Stock—

Shares of common stock repurchased by us are recorded at cost as treasury stock. When shares are reissued, we use an average cost method to determine cost. The difference between the cost of the shares and the reissuance price is added to or deducted from additional paid-in-capital. We account for the retirement of treasury stock as a reduction of retained earnings. However, due to our *Accumulated deficit*, the retirement of treasury stock is currently recorded as a reduction of *Capital in excess of par value*.

Foreign Currency Translation—

The financial statements of foreign subsidiaries whose functional currency is not the U.S. dollar have been translated to U.S. dollars. Foreign currency assets and liabilities are remeasured into U.S. dollars at the end-of-period exchange rates. Revenues and expenses are translated at average exchange rates in effect during each period, except for those expenses related to balance sheet amounts, which are translated at historical exchange rates. Gains and losses from foreign currency translations are reported as a component of *Accumulated other comprehensive loss* within shareholders' deficit. Exchange gains and losses from foreign currency transactions are recognized in the consolidated statements of operations and historically have not been material. We divested our international operations in October 2006.

Comprehensive Income—

Comprehensive income is comprised of *Net income*, changes in unrealized gains or losses on available-for-sale securities, the effective portion of changes in the fair value of interest rate swaps that are designated as cash flow hedges, and foreign currency translation adjustments and is included in the consolidated statements of comprehensive income.

Recent Accounting Pronouncements—

In April 2009, the Financial Accounting Standards Board updated the other-than-temporary impairment guidance in GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This guidance was effective for interim and annual reporting periods ended after June 15, 2009, with early adoption permitted. HealthSouth elected to adopt this amended guidance in the first quarter of 2009. While its adoption did not have a material impact on our financial position, results of operations, or cash flows, it does require interim disclosures related to our available-for-sale equity securities. See Note 3, *Cash and Marketable Securities*.

In April 2009, the FASB also issued updated guidance on disclosures about fair value of financial instruments. This guidance requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements and was effective for interim reporting periods ended after June 15, 2009, with early adoption permitted. HealthSouth elected to adopt this amended guidance in the first quarter of 2009. Its adoption resulted in additional interim disclosures only. See Note 15, *Fair Value Measurements*.

In May 2009, the FASB issued authoritative guidance on subsequent events to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance was effective for interim or annual financial periods ended after June 15, 2009. Our adoption of this guidance resulted only in additional disclosure regarding the date through which subsequent events have been evaluated in each set of interim or annual financial statements and had no impact on our financial position, results of operations, or cash flows.

In June 2009, the FASB established the FASB Accounting Standards Codification as the single authoritative source for GAAP. The Codification was effective for financial statements that cover interim and annual periods ended after September 15, 2009. While not intended to change GAAP, the Codification significantly changed the way in which the accounting literature is organized. Because the Codification completely replaced existing standards, it affected the way GAAP is referenced by companies in their financial statements and accounting policies. Our adoption and our use of the Codification beginning in the third quarter of 2009 did not have an impact on our financial position, results of operations, or cash flows.

We do not believe any other recently issued, but not yet effective, accounting standards will have a material effect on our consolidated financial position, results of operations, or cash flows.

2. Liquidity:

We continue to improve our leverage and liquidity. During the year ended December 31, 2009, we reduced our total debt by approximately $151 million and increased our *Cash and cash equivalents* by approximately $49 million.

In February 2009, we used our federal income tax refund for tax years 1995 through 1999 (see Note 19, *Income Taxes*) along with available cash to reduce our term loan facility by $24.5 million and amounts outstanding under our revolving credit facility to zero. In addition, we used a portion of the net proceeds from our settlement with UBS (see Note 22, *Settlements*) to redeem $36.4 million of our Floating Rate Senior Notes due 2014. In December 2009, we completed a refinancing transaction in which we issued $290.0 million of 8.125% Senior Notes due 2020 and tendered for and redeemed the remaining $329.6 million of our outstanding Floating Rate Senior Notes due 2014. The refinancing transaction reduced debt, extended debt maturities, and reduced floating rate interest exposure. See Note 8, *Long-term Debt*, for additional information.

As of December 31, 2009, we had $80.9 million in *Cash and cash equivalents*. This amount excludes $67.8 million in *Restricted cash* and $21.0 million of restricted marketable securities. Our restricted assets pertain to obligations we have under partnership agreements and other arrangements, primarily related to our captive insurance company.

We have scheduled principal payments of $21.5 million and $20.8 million in 2010 and 2011, respectively, related to long-term debt obligations. We do not face near-term refinancing risk, as our revolving credit facility, under which no amounts were drawn as of December 31, 2009, does not expire until 2012, a portion of our term loan facility does not mature until 2013, with the remainder maturing in 2015, and the majority of our bonds are not due until 2016 and 2020. See Note 8, *Long-term Debt*, for additional information.

Our credit agreement governs the vast majority of our senior secured borrowings and contains financial covenants that include a leverage ratio and an interest coverage ratio. As of December 31, 2009, we were in compliance with the covenants under our credit agreement. If we anticipated a potential covenant violation, we would seek relief from our lenders, which would have some cost to us, and such relief might not be on terms favorable to those in our existing credit agreement. Under such circumstances, there is also the potential our lenders would not grant relief to us which, among other things, would depend on the state of the credit markets at that time. However, we believe we have reduced this risk by significantly lowering our senior secured leverage ratio since the inception of our credit agreement.

Our primary sources of liquidity are cash on hand, cash flows from operations, and borrowings under our revolving credit facility. We monitor the financial strength of our depositories, creditors, insurance carriers, and other counterparties using publicly available information, as well as qualitative inputs. Based on our current borrowing capacity and compliance with the financial covenants under our credit agreement, we do not believe there is significant risk in our ability to make draws under our revolving credit facility, if needed. However, no such assurances can be provided. We continue to analyze our capital structure, and we will use our available cash in a manner that provides the most beneficial impact and return to our shareholders, including development opportunities and deleveraging.

See Note 1, *Summary of Significant Accounting Policies*, for a discussion of risks and uncertainties facing us. Changes in our business or other factors may occur that might have a material adverse impact on our financial position, results of operations, and cash flows.

3. Cash and Marketable Securities:

The components of our investments as of December 31, 2009 are as follows (in millions):

	Cash & Cash Equivalents	Restricted Cash	Restricted Marketable Securities	Total
Cash	$ 80.9	$ 67.8	$ -	$ 148.7
Equity securities	-	-	21.0	21.0
Total	$ 80.9	$ 67.8	$ 21.0	$ 169.7

The components of our investments as of December 31, 2008 are as follows (in millions):

	Cash & Cash Equivalents	Restricted Cash	Restricted Marketable Securities	Total
Cash	$ 32.1	$ 154.0	$ -	$ 186.1
Equity securities	-	-	20.3	20.3
Total	$ 32.1	$ 154.0	$ 20.3	$ 206.4

Restricted Cash—

As of December 31, 2009 and 2008, *Restricted cash* consisted of the following (in millions):

	As of December 31,	
	2009	2008
Escrow related to UBS Settlement	$ -	$ 97.9
Affiliate cash	31.9	33.4
Self-insured captive funds	33.7	20.4
Paid-loss deposit funds	2.2	2.3
Total restricted cash	$ 67.8	$ 154.0

Amounts in escrow related to the UBS Settlement represented cash that was transferred to us in December 2008 from UBS Securities, LLC ("UBS Securities") and its insurance carriers and held in escrow pending the court's implementation of the final court order. See Note 22, *Settlements*, for additional information.

Affiliate cash represents cash accounts maintained by partnerships in which we participate where one or more external partners requested, and we agreed, that the partnership's cash not be commingled with other corporate cash accounts and be used only to fund the operations of those partnerships. Self-insured captive funds represent cash held at our wholly owned insurance captive, HCS, Ltd., as discussed in Note 10, *Self-Insured Risks*. These funds are committed to pay third-party administrators for claims incurred and are restricted by insurance regulations and requirements. These funds cannot be used for purposes outside HCS without the permission of the Cayman Islands Monetary Authority. Paid loss deposit funds represent cash held by third-party administrators to fund expenses and other payments related to claims.

The classification of restricted cash held by HCS as current or noncurrent depends on the classification of the corresponding claims liability. As of December 31, 2009 and 2008, all restricted cash was current.

Marketable Securities—

Restricted marketable securities at both balance sheet dates represent restricted assets held at HCS. As discussed previously, HCS handles professional liability, workers' compensation, and other insurance claims on behalf of HealthSouth. These funds are committed for payment of claims incurred, and the classification of these marketable securities as current or noncurrent depends on the classification of the corresponding claims liability. As of December 31, 2009, $18.3 million of restricted marketable securities are included in *Other long-term assets* in our consolidated balance sheet.

A summary of our restricted marketable securities as of December 31, 2009 is as follows (in millions):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 19.6	$ 1.5	$ (0.1)	$ 21.0

A summary of our restricted marketable securities as of December 31, 2008 is as follows (in millions):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 21.9	$ 0.4	$ (2.0)	$ 20.3

Cost in the above tables includes adjustments made to the cost basis of our equity securities for other-than-temporary impairments. During the years ended December 31, 2009 and 2008, we recorded $0.8 million and $1.0 million, respectively, of impairment charges related to our restricted marketable securities. These impairment charges are included in *Other income* in our consolidated statements of operations.

Investing information related to our restricted marketable securities is as follows (in millions):

	For the Year Ended December 31,		
	2009	2008	2007
Proceeds from sales of restricted available-for-sale securities	$ 5.0	$ 8.1	$ 66.4
Gross realized gains	$ 0.9	$ 0.2	$ 4.1
Gross realized losses	$ (1.3)	$ (1.5)	$ (0.4)

The following table shows the fair value and gross unrealized losses of our marketable securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009 and 2008 (in millions):

	As of December 31, 2009	As of December 31, 2008
Less than 12 months:		
Fair value	$ 0.2	$ 15.5
Gross unrealized losses	$ -	$ (1.9)
12 months or greater:		
Fair value	$ 0.2	$ 0.1
Gross unrealized losses	$ (0.1)	$ (0.1)
Total:		
Fair value	$ 0.4	$ 15.6
Gross unrealized losses	$ (0.1)	$ (2.0)

Our portfolio of marketable securities is comprised of numerous individual equity securities and mutual funds across a variety of industries. For our marketable securities with unrealized losses that are not deemed to be other-than-temporarily impaired, we examined the severity and duration of the impairments in relation to the cost of the individual investments. We also considered the industry in which each investment is held and the near-term prospects for a recovery in each specific industry. Based on our evaluation and our ability and intent to hold these investments for a reasonable period of time sufficient for a potential recovery of fair value, we do not believe these investments are other-than-temporarily impaired at December 31, 2009.

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

4. Accounts Receivable:

Accounts receivable consists of the following (in millions):

	As of December 31,	
	2009	2008
Patient accounts receivable	$ 243.6	$ 263.6
Less: Allowance for doubtful accounts	(33.1)	(30.9)
Patient accounts receivable, net	210.5	232.7
Other accounts receivable	9.2	2.2
Accounts receivable, net	$ 219.7	$ 234.9

At December 31, 2009 and 2008, our allowance for doubtful accounts represented approximately 13.6% and 11.7%, respectively, of the total patient due accounts receivable balance.

The following is the activity related to our allowance for doubtful accounts (in millions):

For the Year Ended December 31,	Balance at Beginning of Period	Additions and Charges to Expense	Deductions and Accounts Written Off	Balance at End of Period
2009	$ 30.9	$ 33.1	$ (30.9)	$ 33.1
2008	$ 37.4	$ 27.0	$ (33.5)	$ 30.9
2007	$ 35.1	$ 33.2	$ (30.9)	$ 37.4

5. Property and Equipment:

Property and equipment consists of the following (in millions):

	As of December 31,	
	2009	2008
Land	$ 66.5	$ 65.8
Buildings	904.6	873.9
Leasehold improvements	35.5	29.0
Furniture, fixtures, and equipment	353.2	339.0
	1,359.8	1,307.7
Less: Accumulated depreciation and amortization	(709.7)	(657.3)
	650.1	650.4
Construction in progress	14.7	11.7
Property and equipment, net	$ 664.8	$ 662.1

Information related to fully depreciated assets and assets under capital lease obligations is as follows (in millions):

	As of December 31,	
	2009	2008
Fully depreciated assets	$ 238.7	$ 230.4
Assets under capital lease obligations:		
Buildings	$ 201.7	$ 201.7
Equipment	0.2	0.2
	201.9	201.9
Accumulated amortization	(119.8)	(107.5)
Assets under capital lease obligations, net	$ 82.1	$ 94.4

The amount of depreciation expense, amortization expense relating to assets under capital lease obligations, and rent expense under operating leases is as follows (in millions):

	For the Year Ended December 31,		
	2009	2008	2007
Depreciation expense	$ 51.6	$ 65.3	$ 59.2
Amortization expense	$ 12.3	$ 12.0	$ 11.4
Rent expense:			
Minimum rent payments	$ 35.4	$ 37.7	$ 38.3
Contingent and other rents	27.7	25.7	26.2
Other	4.5	4.1	4.3
Total rent expense	$ 67.6	$ 67.5	$ 68.8

No material amounts of interest were capitalized on construction projects during 2009, 2008, or 2007.

Corporate Campus—

In January 2008, we entered into an agreement with Daniel Corporation ("Daniel"), a Birmingham, Alabama-based full-service real estate organization, pursuant to which Daniel acquired our corporate campus, including the Digital Hospital, an incomplete 13-story building located on the property, for a purchase price of $43.5 million in cash. This transaction closed on March 31, 2008. As part of this transaction, we entered into a lease for office space within the property that was sold. The net proceeds from this transaction were used to reduce debt.

We reviewed the depreciation estimates of our corporate campus based on the revised salvage value of the campus due to the expected sale transaction. During the first quarter of 2008, we accelerated the depreciation of our corporate campus by approximately $11.0 million so that the net book value of the corporate campus equaled the estimated net proceeds expected to be received on the transaction's closing date. The year-over-year impact of this acceleration of depreciation approximated $10.0 million.

The sale agreement includes a deferred purchase price component related to the Digital Hospital. If Daniel sells, or otherwise monetizes its interest in, the Digital Hospital for cash consideration to a third party, we are entitled to 40% of the net profit, if any and as defined in the sale agreement, realized by Daniel. In September 2008, Daniel Corporation announced it had reached an agreement with Trinity Medical Center ("Trinity") pursuant to which Trinity will acquire the Digital Hospital. The purchase price of this transaction has not been made public, and the transaction is subject to Trinity receiving approval for a certificate of need ("CON") from the applicable state board of Alabama. While the CON hearing has been completed, the administrative law judge has not ruled, and there remains opposition to the potential approval of Trinity's CON request. Therefore, no assurances can be given as to whether or when any such cash flows related to the deferred purchase price component of our agreement with Daniel will be received, if any, if Daniel is able to realize a net profit on its transaction with Trinity.

Leases—

We lease certain land, buildings, and equipment under non-cancelable operating leases generally expiring at various dates through 2022. We also lease certain buildings and equipment under capital leases generally expiring at various dates through 2027. Operating leases generally have 3- to 15-year terms, with one or more renewal options, with terms to be negotiated at the time of renewal. Various facility leases include provisions for rent escalation to recognize increased operating costs or require the Company to pay certain maintenance and utility costs. Contingent rents are included in rent expense in the year incurred.

Some facilities are subleased to other parties. Rental income from subleases approximated $5.2 million, $6.3 million, and $7.0 million for the years ended December 31, 2009, 2008, and 2007, respectively. Total expected future minimum rentals under these noncancelable subleases approximated $19.1 million as of December 31, 2009.

Certain leases contain annual escalation clauses based on changes in the Consumer Price Index while others have fixed escalation terms. The excess of cumulative rent expense (recognized on a straight-line basis) over cumulative rent payments made on leases with fixed escalation terms is recognized as straight-line rental accrual and is included in *Other long-term liabilities* in the accompanying consolidated balance sheets, as follows (in millions):

	As of December 31,	
	2009	2008
Straight-line rental accrual	$ 8.6	$ 8.8

Future minimum lease payments at December 31, 2009, for those leases having an initial or remaining non-cancelable lease term in excess of one year, are as follows (in millions):

Year Ending December 31,	Operating Leases	Capital Lease Obligations	Total
2010	$ 34.1	$ 21.1	$ 55.2
2011	28.2	19.1	47.3
2012	22.0	16.4	38.4
2013	18.8	14.5	33.3
2014	14.5	10.3	24.8
2015 and thereafter	88.2	76.0	164.2
	$ 205.8	157.4	$ 363.2
Less: Interest portion		(56.1)	
Obligations under capital leases		$ 101.3	

Asset Impairments—

During 2007, we recognized long-lived asset impairment charges of $15.1 million. Approximately $14.5 million of these charges related to the Digital Hospital. On June 1, 2007, we entered into an agreement with an investment fund sponsored by Trammell Crow Company ("Trammell Crow") pursuant to which Trammell Crow agreed to acquire our corporate campus for a purchase price of approximately $60 million, subject to certain adjustments. We wrote the Digital Hospital down by $14.5 million to its estimated fair value based on the estimated net proceeds we expected to receive from this sale. The agreement to sell our corporate campus to Trammell Crow was terminated on August 7, 2007, pursuant to an opt-out provision in the agreement, which Trammell Crow exercised.

6. Goodwill and Other Intangible Assets:

Goodwill represents the unallocated excess of purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Other finite-lived intangibles consist primarily of certificates of need, licenses, noncompete agreements, and market access assets.

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The following table shows changes in the carrying amount of *Goodwill* for the years ended December 31, 2009, 2008, and 2007 (in millions):

	Amount
Goodwill as of December 31, 2006	$ 406.1
	-
Goodwill as of December 31, 2007	406.1
Acquisition	8.6
Goodwill as of December 31, 2008	414.7
Acquisition of interest in joint venture entity	2.6
Allocation to discontinued operations related to expected sale of hospital	(0.9)
Goodwill as of December 31, 2009	$ 416.4

Goodwill increased in 2008 as a result of our acquisition of The Rehabilitation Hospital of South Jersey. *Goodwill* increased in 2009 as a result of a joint venture acquisition of an inpatient rehabilitation unit in Altoona, Pennsylvania. See also Note 18, *Assets Held for Sale and Results of Discontinued Operations*.

We performed impairment reviews as of October 1, 2009, 2008, and 2007 and concluded that no *Goodwill* impairment existed.

The following table provides information regarding our other intangible assets (in millions):

	Gross Carrying Amount	Accumulated Amortization	Net
Certificates of need:			
2009	$ 6.2	$ (1.9)	$ 4.3
2008	5.8	(1.7)	4.1
Licenses:			
2009	$ 49.8	$ (36.9)	$ 12.9
2008	49.8	(34.5)	15.3
Noncompete agreements:			
2009	$ 18.8	$ (9.3)	$ 9.5
2008	17.0	(6.7)	10.3
Market access assets:			
2009	$ 13.2	$ (2.5)	$ 10.7
2008	13.2	(0.5)	12.7
Total intangible assets:			
2009	$ 88.0	$ (50.6)	$ 37.4
2008	85.8	(43.4)	42.4

Amortization expense for other intangible assets is as follows (in millions):

	For the Year Ended December 31,		
	2009	2008	2007
Amortization expense	$ 7.0	$ 5.1	$ 4.2

Total estimated amortization expense for our other intangible assets for the next five years is as follows (in millions):

Year Ending December 31,	Estimated Amortization Expense
2010	$ 6.7
2011	6.2
2012	3.9
2013	3.8
2014	2.9

7. Investments in and Advances to Nonconsolidated Affiliates:

Investments in and advances to nonconsolidated affiliates as of December 31, 2009 represents our investment in 16 partially owned subsidiaries, of which 11 are general or limited partnerships, limited liability companies, or joint ventures in which HealthSouth or one of our subsidiaries is a general or limited partner, managing member, member, or venturer, as applicable. We do not control these affiliates but have the ability to exercise significant influence over the operating and financial policies of certain of these affiliates. Our ownership percentages in these affiliates range from 4% to 51%. We account for these investments using the cost and equity methods of accounting. Our investments consist of the following (in millions):

	As of December 31,	
	2009	2008
Equity method investments:		
Capital contributions	$ 7.2	$ 10.2
Cumulative share of income	77.9	73.3
Cumulative share of distributions	(59.0)	(50.4)
	26.1	33.1
Cost method investments:		
Capital contributions, net of distributions and impairments	3.2	3.6
Total investments in and advances to nonconsolidated affiliates	$ 29.3	$ 36.7

The following summarizes the combined assets, liabilities, and equity and the combined results of operations of our equity method affiliates (on a 100% basis, in millions):

	As of December 31,	
	2009	2008
Assets—		
Current	$ 17.3	$ 19.1
Noncurrent	71.7	72.8
Total assets	$ 89.0	$ 91.9
Liabilities and equity—		
Current liabilities	$ 7.2	$ 5.9
Noncurrent liabilities	7.8	7.7
Partners' capital and shareholders' equity—		
HealthSouth	26.1	33.1
Outside partners	47.9	45.2
Total liabilities and equity	$ 89.0	$ 91.9

Condensed statements of operations (in millions):

	For the Year Ended December 31,		
	2009	2008	2007
Net operating revenues	$ 73.1	$ 68.8	$ 65.7
Operating expenses	(47.2)	(44.7)	(42.2)
Income from continuing operations, net of tax	20.5	19.4	18.8
Net income	20.5	19.4	18.8

See Note 1, *Summary of Significant Accounting Policies*, "Out-of-Period Adjustments." See also Note 21, *Related Party Transactions*, for a discussion of our former investment in Source Medical Solutions, Inc.

8. Long-term Debt:

Our long-term debt outstanding consists of the following (in millions):

	As of December 31,	
	2009	2008
Advances under $400 million revolving credit facility	$ -	$ 40.0
Term loan facility	751.3	783.6
Bonds payable—		
Floating Rate Senior Notes due 2014	-	366.0
10.75% Senior Notes due 2016	494.9	494.3
8.125% Senior Notes due 2020	285.2	-
Other bonds payable	1.8	1.8
Other notes payable	28.0	12.8
Capital lease obligations	101.3	114.7
	1,662.5	1,813.2
Less: Current portion	(21.5)	(23.6)
Long-term debt, net of current portion	$ 1,641.0	$ 1,789.6

The following chart shows scheduled principal payments due on long-term debt for the next five years and thereafter (in millions):

Year Ending December 31,	Face Amount	Net Amount
2010	$ 21.5	$ 21.5
2011	20.8	20.8
2012	20.2	20.2
2013	451.5	451.5
2014	9.4	9.4
Thereafter	1,149.6	1,139.1
Total	$ 1,673.0	$ 1,662.5

As discussed in Note 18, *Assets Held for Sale and Results of Discontinued Operations*, during 2007, we divested our surgery centers, outpatient, and diagnostic divisions. Due to the requirements under our credit agreement to use the net proceeds from each divestiture to repay obligations outstanding under our credit agreement, we allocated the interest expense on the debt that was required to be repaid as a result of the divestiture transactions to discontinued operations. The following table provides information regarding our total *Interest expense and amortization of debt discounts and fees* presented in our consolidated statements of operations for both continuing and discontinued operations (in millions):

	For the Year Ended December 31,		
	2009	2008	2007
Continuing operations:			
Interest expense	$ 119.2	$ 153.0	$ 221.6
Amortization of debt discounts and fees	6.6	6.5	7.8
Interest expense and amortization of debt discounts and fees	125.8	159.5	229.4
Interest expense for discontinued operations	1.3	1.9	45.9
Total interest expense and amortization of debt discounts and fees	$ 127.1	$ 161.4	$ 275.3

Senior Secured Credit Agreement—

In March 2006, we entered into a credit agreement with a consortium of financial institutions. The credit agreement includes (1) a $400 million revolving credit facility, with a revolving letter of credit subfacility and swingline loan subfacility, (2) a $100 million synthetic letter of credit facility, and (3) a term loan facility that had an original principal of $2.05 billion. We used the proceeds from this transaction to repay prior indebtedness and to pay fees and expenses related to this transaction.

Loans under the credit agreement bear interest at a rate of, at our option, (1) LIBOR, adjusted for statutory reserve requirements or (2) the higher of (a) the federal funds rate plus 0.5% and (b) JPMorgan Chase Bank, N.A.'s ("JPMorgan") prime rate, in each case, plus an applicable margin that varies depending upon our leverage ratio. We are also subject to a commitment fee of 0.5% per annum on the daily amount of the unutilized commitments under the revolving credit facility.

Since March 2006, the credit agreement has been amended two times:

- In March 2007, the credit agreement was amended to lower the applicable margin and modify certain other covenants, which included gaining the appropriate lender approvals required for our 2007 divestiture activities.

- In October 2009, the credit agreement was amended to extend the maturity of a portion of the loans under the credit agreement and to amend certain other provisions. Other amendments allow us to issue senior secured and unsecured notes in the bond market and increase amounts we can spend for acquisitions and selected debt repurchases.

Pursuant to a collateral and guarantee agreement (the "Collateral and Guarantee Agreement"), dated as of March 10, 2006, between us, our subsidiaries defined therein (collectively, the "Subsidiary Guarantors") and JPMorgan, our obligations under the credit agreement are (1) secured by substantially all of our assets and the assets of the Subsidiary Guarantors and (2) guaranteed by the Subsidiary Guarantors. In addition to the Collateral and Guarantee Agreement, we and the Subsidiary Guarantors entered into mortgages with respect to certain of our material real property (excluding real property subject to preexisting liens and/or mortgages) in connection with the credit agreement. Our obligations under the credit agreement are secured by the real property subject to such mortgages.

The credit agreement contains affirmative and negative covenants and default and acceleration provisions, including a minimum interest coverage ratio and a maximum leverage ratio that changes over time.

Revolving Credit Facility—

As of December 31, 2009, no amounts were drawn under the revolving credit facility and no amounts were being utilized under the revolving letter of credit subfacility. If any amounts had been drawn as of that date, they would have accrued interest at 2.75% over LIBOR at the time of the last interest reset. As of December 31, 2008, $40.0 million was drawn under the revolving credit facility with an interest rate of 4.2%. Amounts drawn as of December 31, 2008 exclude $52.7 million utilized under the revolving letter of credit subfacility that had been drawn for general corporate purposes. The revolving credit facility expires in March 2012.

Synthetic Letter of Credit Facility—

The March 2007 amendment to the credit agreement reduced the applicable participation rate on the $100 million synthetic letter of credit facility to 2.5% (formerly 3.25%). The participation rate was further reduced to 2.25% in 2009 when we received a credit rating upgrade. As of December 31, 2009 and 2008, $95.2 million and $100.0 million, respectively, were utilized under the synthetic letter of credit facility. The letters of credit under the synthetic letter of credit facility are being used in the ordinary course of business to secure workers' compensation and other insurance coverages and for general corporate purposes. The synthetic letter of credit facility expires in March 2012.

Term Loan Facility—

The term loan facility amortizes in quarterly installments equal to 0.25% of the principal outstanding, with the balance payable upon the final maturity. The October 2009 amendment to the credit agreement provided an extension of the maturity of a $300.0 million tranche of the term loan facility from March 2013 to September 2015 in exchange for a higher interest rate spread on that portion of the loan. The extended portion of the loan now accrues interest at a rate of LIBOR plus 3.75%. A credit rating upgrade in 2009 resulted in a reduction in the spread on the non-extended portion of the term loan facility from 2.5% to 2.25%.

At December 31, 2009, our interest rate under the $300 million extended portion of the term loan facility was 4.0%, while our interest rate for the remainder of the term loan facility was 2.5%. Our interest rate under the term loan facility was 4.7% at December 31, 2008.

Private Offering of $1.0 Billion of Senior Notes—

On June 14, 2006, we completed a private offering of $1.0 billion aggregate principal amount of senior notes, which included $375.0 million in aggregate principal amount of floating rate senior notes due 2014 (the "Floating Rate Notes") at par and $625.0 million aggregate principal amount of 10.75% senior notes due 2016 (the "2016 Notes") at 98.505% of par (collectively, the "Senior Notes"). We used the net proceeds from the private offering of the Senior Notes, along with cash on hand, to repay prior indebtedness.

The Senior Notes were issued pursuant to separate indentures dated June 14, 2006 (each an "indenture" and together, the "Indentures") among HealthSouth, the Subsidiary Guarantors (as defined in the Indentures), and The Bank of Nova Scotia Trust Company of New York, as trustee (the "Trustee"). Pursuant to the terms of the Indentures, the Senior Notes are senior unsecured obligations of HealthSouth and will rank equally with our senior indebtedness, senior to any of our subordinated indebtedness, and effectively junior to our secured indebtedness to the extent of the value of the collateral securing such indebtedness. Our obligations under the Senior Notes are jointly and severally guaranteed by all of our existing and future subsidiaries that guarantee (1) borrowings under our credit agreement or (2) certain of our debt.

Interest payments on the Senior Notes commenced on December 15, 2006 and are payable in arrears on June 15 and December 15 of each year. We pay interest on overdue principal at the rate of 1.0% per annum in excess of the applicable rates described below and will pay interest on overdue installments of interest at such higher rate to the extent lawful.

As discussed more below, in December 2009, we completed a refinancing transaction in which we issued $290.0 million of 8.125% Senior Notes due 2020 and tendered for and redeemed the remaining $329.6 million of our Floating Rate Notes that were outstanding at that time.

Floating Rate Notes—

On November 16, 2009, we commenced a tender offer to purchase for cash all of the outstanding Floating Rate Notes, with an aggregate principal outstanding of $329.6 million at that time. We also solicited consents to amend the indenture governing these notes to eliminate or make less restrictive substantially all of the restrictive covenants and eliminate certain other provisions contained within the indenture. The tender offer expired on December 14, 2009. Pursuant to our offer, we received tenders and consents for approximately $313 million in aggregate principal amount of the Floating Rate Notes. The total consideration paid of approximately $333 million represented the principal amount of the Floating Rate Notes tendered, accrued and unpaid interest thereon, and the related early tender premium. The remaining aggregate principal amount of approximately $17 million that was outstanding when the tender offer and consent solicitation expired was redeemed for 103.0% along with accrued and unpaid interest thereon. Total consideration paid in connection with the redemption approximated $18 million.

The Floating Rate Notes were to mature on June 15, 2014 and bore interest at a per annum rate, reset semiannually, of LIBOR plus 6.0%. At the time of the refinancing, our interest rate was 7.2%. Our interest rate as of December 31, 2008 was 8.3%.

2016 Notes—

The 2016 Notes mature on June 15, 2016 and bear interest at a per annum rate of 10.75%. Due to discounts and financing costs, the effective interest rate on the 2016 Notes is 11.2%.

On or after June 15, 2011, we will be entitled, at our option, to redeem all or a portion of the 2016 Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices, plus accrued interest to the redemption date (subject to the right of holders of the 2016 Notes of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period commencing on June 15 of the years set forth below:

Period	Redemption Price*
2011	105.375%
2012	103.583%
2013	101.792%
2014 and thereafter	100.000%

* Expressed in percentage of principal amount

Upon the occurrence of a change in control (as defined in the applicable indenture), each holder of the 2016 Notes may require us to repurchase all or a portion of the notes in cash at a price equal to 101% of the principal amount of the 2016 Notes to be repurchased, plus accrued and unpaid interest.

The 2016 Notes contain covenants and default and acceleration provisions that, among other things, limit our and certain of our subsidiaries' ability to (1) incur additional debt, (2) make certain restricted payments, (3) consummate specified asset sales, (4) incur liens, and (5) merge or consolidate with another person.

8.125% Senior Notes Due 2020—

As discussed above, in December 2009, we completed a refinancing transaction in which we issued $290.0 million of 8.125% Senior Notes due 2020 (the "2020 Notes") at 98.327% of par. We used the net proceeds from this transaction along with cash on hand to tender for and redeem all Floating Rate Notes outstanding at that time. Due to discounts and financing costs, the effective interest rate on the 2020 Notes is 8.5%. Interest is payable semiannually in arrears on February 15 and August 15 of each year, beginning in February 2010. The 2020 Notes are jointly and severally guaranteed on a senior unsecured basis by all of our existing and future subsidiaries that guarantee borrowings under our credit agreement or the 2016 Notes. The 2020 Notes are senior unsecured obligations of HealthSouth and will rank equally with our senior indebtedness, senior to any of our subordinated indebtedness, and effectively junior to our secured indebtedness to the extent the value of the collateral securing such indebtedness.

We may redeem the notes, in whole or in part, at any time on or after February 15, 2015, at the redemption prices set forth below:

Period	Redemption Price*
2015	104.063%
2016	102.708%
2017	101.354%
2018 and thereafter	100.000%

* Expressed in percentage of principal amount

Prior to February 15, 2013, we may redeem up to 35% of the aggregate principal amount of the 2020 Notes with the net cash proceeds of certain equity offerings, at a redemption price equal to 108.125% of their principal amount, plus accrued and unpaid interest thereon, if at least 65% of the aggregate principal amount of the notes remains outstanding after giving effect to such redemption. In addition, at any time prior to February 15, 2015, we may at our option redeem all or a portion of the notes, at a redemption price equal to 100% of principal amount plus a "make-whole" premium, plus accrued and unpaid interest thereon, if any, to the redemption date.

Upon the occurrence of a change in control (as defined in the applicable indenture), each holder of the 2020 Notes may require us to repurchase such holder's notes at a cash purchase price equal to 101% of their principal amount, plus accrued and unpaid interest. However, subject to certain exceptions, our credit agreement limits our ability to repurchase the 2020 Notes prior to their maturity.

The 2020 Notes contain covenants and default and acceleration provisions, that, among other things, limit our and certain of our subsidiaries' ability to (1) incur additional debt, (2) make certain restricted payments, (3) consummate specified asset sales, (4) incur liens, and (5) merge or consolidate with another person.

Other Bonds Payable—

On September 28, 2001, we issued $400 million in 8.375% Senior Notes (the "8.375% Senior Notes"), substantially all of which have been tendered or redeemed as part of prior recapitalization transactions. As of December 31, 2009 and 2008, $0.3 million of these notes remained outstanding. Due to discounts and financing costs, the effective interest rate on the 8.375% Senior Notes is 8.4%, with interest payable on April 1 and October 1 of each year. The 8.375% Senior Notes mature on October 1, 2011 and are unsecured and unsubordinated. We used the net proceeds from the issuance of the 8.375% Senior Notes to pay down indebtedness outstanding under our then-existing credit facilities.

On May 17, 2002, we issued $1 billion in 7.625% Senior Notes due 2012 at 99.3% of par value (the "7.625% Senior Notes"), substantially all of which have been tendered or redeemed as part of prior recapitalization transactions. As of December 31, 2009 and 2008, $1.5 million of these notes remained outstanding. Due to discounts and financing costs, the effective interest rate on the 7.625% Senior Notes is 7.6%, with interest payable on June 1 and December 1 of each year. The 7.625% Senior Notes mature on June 1, 2012 and are unsecured and unsubordinated. We used the net proceeds from the issuance of the 7.625% Senior Notes to pay down indebtedness outstanding under our then-existing credit facilities and for other corporate purposes.

Other Notes Payable—

We have two, 15-year notes payable agreements outstanding, both of which were used to finance real estate projects. The interest rates of these notes are 8.1% and 11.2%.

Capital Lease Obligations—

We engage in a significant number of leasing transactions including real estate, medical equipment, computer equipment, and other equipment utilized in operations. Leases meeting certain accounting criteria have been recorded as an asset and liability at the lower of fair value or the net present value of the aggregate future minimum lease payments at the inception of the lease. Interest rates used in computing the net present value of the lease payments generally ranged from 6.6% to 12.2% based on our incremental borrowing rate at the inception of the lease. Our leasing transactions include arrangements for equipment with major equipment finance companies and manufacturers who retain ownership in the equipment during the term of the lease and with a variety of both small and large real estate owners.

9. Derivative Instruments

Interest Rate Swaps Not Designated as Hedging Instruments—

In March 2006, we entered into an interest rate swap to effectively convert the floating rate of a portion of our credit agreement to a fixed rate in order to limit the variability of interest-related payments caused by changes in LIBOR. Under this interest rate swap agreement, we pay a fixed rate of 5.2% on an amortizing notional principal of $1.056 billion, while the counterparties to this agreement pay a floating rate based on 3-month LIBOR, which was 0.3% and 2.2% at December 10, 2009 and 2008, which was the most recent interest rate set date at each respective year end. The termination date of this swap is March 10, 2011. The fair market value of this swap as of December 31, 2009 and 2008 was ($54.8) million and ($78.2) million, respectively, and is included in *Other current liabilities* in our consolidated balance sheets. The notional principal of this swap is scheduled to decrease to approximately $984 million in March 2010.

In June 2009, we entered into a receive-fixed swap as a mirror offset to $100.0 million of the $1.1 billion interest rate swap discussed above in order to reduce our effective fixed rate to total debt ratio. Under this interest rate swap agreement, we pay a variable rate based on 3-month LIBOR, while the counterparty to this agreement pays a fixed rate of 5.2% on a notional principal of $100.0 million. Net settlements commenced in September 2009 and are made quarterly on the same settlement schedule as the $1.1 billion interest rate swap discussed above. The termination date of this swap is March 10, 2011. Our initial net investment in this swap was $6.4 million. The fair market value of this swap as of December 31, 2009 was $5.6 million. Of this amount, $4.7 million is included in *Prepaid expenses and other current assets* with the remainder included in *Other long-term assets* in our consolidated balance sheet.

These interest rate swaps are not designated as hedges. Therefore, changes in the fair value of these interest rate swaps are included in current-period earnings as *Loss on interest rate swaps*.

During the years ended December 31, 2009, 2008, and 2007, we had net cash settlement (payments) receipts of ($42.2) million, ($20.7) million, and $3.2 million, respectively, with our counterparties. Net settlement payments or receipts on these swaps are included in the line item *Loss on interest rate swaps* in our consolidated statements of operations.

Forward-Starting Interest Rate Swaps Designated as Cash Flow Hedges—

In December 2008, we entered into a $100 million forward-starting interest rate swap as a cash flow hedge of future interest payments on our term loan facility. Under this swap agreement, we will pay a fixed rate of 2.6% while the counterparty will pay a floating rate based on 3-month LIBOR. Net settlements will commence on June 10, 2011. The termination date of this swap is December 12, 2012. The fair market value of this swap as of December 31, 2009 and 2008 was $0.4 million and ($0.2) million, respectively, and is included in *Other long-term assets* and *Other current liabilities,* respectively, in our consolidated balance sheets.

In March 2009, we entered into an additional $100 million forward-starting interest rate swap as a cash flow hedge of future interest payments on our term loan facility. Under this swap agreement, we will pay a fixed rate of 2.9% while the counterparty will pay a floating rate based on 3-month LIBOR. Net settlements will commence on June 10, 2011. The termination date of this swap is September 12, 2012. The fair market value of this swap as of December 31, 2009 was ($0.3) million and is included in *Other current liabilities* in our consolidated balance sheet.

Both forward-starting swaps are designated as cash flow hedges and are accounted for under the policies described in Note 1, *Summary of Significant Accounting Policies*. The effective portion of changes in the fair value of these cash flow hedges is deferred as a component of other comprehensive income and is reclassified into earnings as part of interest expense in the same period in which the forecasted transaction impacts earnings.

See also Note 15, *Fair Value Measurements*.

10. Self-Insured Risks:

We insure a substantial portion of our professional liability, general liability, and workers' compensation risks through a self-insured retention program ("SIR") underwritten by our consolidated wholly owned offshore captive insurance subsidiary, HCS, Ltd., which we fund via regularly scheduled premium payments. HCS is an independent insurance company licensed by the Cayman Island Monetary Authority. We use HCS to fund part of our first layer of insurance coverage up to $24 million. Risks in excess of specified limits per claim and in excess of our aggregate SIR amount are covered by unrelated commercial carriers.

Reserves for professional liability, general liability, and workers' compensation risks were $137.5 million and $146.9 million at December 31, 2009 and 2008, respectively. The current portion of this reserve, $37.5 million and $38.3 million, at December 31, 2009 and 2008, respectively, is included in *Other current liabilities* in our consolidated balance sheets. Expenses or (income) related to retained professional and general liability risks were $13.6 million, $6.7 million, and ($1.7) million for the years ended December 31, 2009, 2008, and 2007, respectively. Of these amounts, $13.6 million, $6.7 million, and ($1.6) million, respectively, are classified in *Other operating expenses* in our consolidated statements of operations, with the remainder included in *General and administrative expenses*. Expenses associated with retained workers' compensation risks were $13.9 million, $7.7 million, and $4.7 million for the years ended December 31, 2009, 2008, and 2007, respectively. Of these amounts, $13.6 million, $7.5 million, and $4.4 million, respectively, are classified in *Salaries and benefits* in our consolidated statements of operations, with the remainder included in *General and administrative expenses*. See below for additional information related to estimated ultimate losses recorded in 2009, 2008, and 2007.

We also maintain excess loss contracts with insurers and reinsurers for professional, general liability, and workers' compensation risks. Expenses associated with professional and general liability excess loss contracts were $3.1 million, $3.4 million, and $4.0 million for the years ended December 31, 2009, 2008, and 2007, respectively, and are classified in *Other operating expenses* in our consolidated statements of operations. Expenses associated with workers' compensation excess loss contracts were $3.4 million, $0.7 million, and $5.5 million for the years ended December 31, 2009, 2008, and 2007, respectively. Of these amounts, $3.3 million, $0.7 million, and $5.4 million, respectively, are classified in *Salaries and benefits* in our consolidated statements of operations, with the remainder included in *General and administrative expenses*.

Provisions for these risks are based upon actuarially determined estimates. Loss and loss expense reserves represent the unpaid portion of the estimated ultimate net cost of all reported and unreported losses incurred through the respective consolidated balance sheet dates. The reserves for unpaid losses and loss expenses are estimated using individual case-basis valuations and actuarial analyses. Those estimates are subject to the effects of trends in loss severity and frequency. The estimates are continually reviewed and adjustments are recorded as experience develops or new information becomes known. The changes to the estimated ultimate loss amounts are included in current operating results. During 2009, 2008, and 2007, we reduced our estimated ultimate losses relating to prior loss periods by $3.8 million, $19.4 million, and $22.3 million, respectively, due to favorable claim experience and industry-wide loss development trends.

The reserves for these self-insured risks cover approximately 1,000 individual claims at December 31, 2009 and 2008, and estimates for potential unreported claims. The time period required to resolve these claims can vary depending upon the jurisdiction and whether the claim is settled or litigated. During 2009, 2008, and 2007, $26.8 million, $28.3 million, and $33.4 million, respectively, of payments (net of reinsurance recoveries of $1.2 million, $3.3 million, and $9.4 million, respectively) were made for liability claims. The estimation of the timing of payments beyond a year can vary significantly. Although considerable variability is inherent in reserve estimates, management believes the reserves for losses and loss expenses are adequate; however, there can be no assurance the ultimate liability will not exceed management's estimates.

The obligations covered by excess contracts remain on the balance sheet, as the subsidiary or parent remains liable to the extent the excess carriers do not meet their obligations under the insurance contracts. Amounts receivable under the excess contracts were $21.5 million and $24.6 million at December 31, 2009 and 2008, respectively. Of these amounts, $5.4 million and $6.1 million are included in *Prepaid expenses and other current assets* in our consolidated balance sheets as of December 31, 2009 and 2008, respectively, with the remainder included in *Other long-term assets*.

11. Convertible Perpetual Preferred Stock:

On March 7, 2006, we completed the sale of 400,000 shares of our 6.50% Series A Convertible Perpetual Preferred Stock. The preferred stock has an initial liquidation preference of $1,000 per share of preferred stock, which is contingently subject to accretion. Holders of the preferred stock are entitled to receive, when and if declared by our board of directors, cash dividends at the rate of 6.50% per annum on the accreted liquidation preference per share, payable quarterly in arrears. Dividends on the preferred stock are cumulative. Each holder of preferred stock has one vote for each share held by the holder on all matters voted upon by the holders of our common stock.

The preferred stock is convertible, at the option of the holder, at any time into shares of our common stock at an initial conversion price of $30.50 per share, which is equal to an initial conversion rate of approximately 32.7869 shares of common stock per share of preferred stock, subject to specified adjustments. On or after July 20, 2011, we may cause the shares of preferred stock to be automatically converted into shares of our common stock at the conversion rate then in effect if the closing sale price of our common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date we give the notice of forced conversion exceeds 150% of the conversion price of the preferred stock. If we are subject to a fundamental change, as defined in the certificate of designation of the preferred stock, each holder of shares of preferred stock has the right, subject to certain limitations, to require us to purchase with cash any or all of its shares of preferred stock at a purchase price equal to 100% of the accreted liquidation preference, plus any accrued and unpaid dividends to the date of purchase. In addition, if holders of the preferred stock elect to convert shares of preferred stock in connection with certain fundamental changes, we will in certain circumstances increase the conversion rate for such shares of preferred stock. As redemption of the preferred stock is contingent upon the occurrence of a fundamental change, and since we do not deem a fundamental change probable of occurring, accretion of our *Convertible perpetual preferred stock* is not necessary.

We declared $26.0 million in dividends on our preferred stock in each of the three years ended December 31, 2009. As of December 31, 2009 and 2008, accrued dividends of $6.5 million were included in *Other current liabilities* on our balance sheets. These accrued dividends were paid in January 2010 and 2009, respectively.

12. Shareholders' Deficit:

Issuance of Shares and Warrants Associated with Class Action Securities Litigation—

On September 30, 2009, we issued 5.0 million shares of common stock and 8.2 million common stock warrants in full satisfaction of our obligation to do so under the Consolidated Securities Action settlement. For additional information, see Note 20, *Earnings per Common Share*, and Note 22, *Settlements*.

Equity Offering—

On June 27, 2008, HealthSouth finalized the issuance and sale of 8.8 million shares of its common stock to J.P. Morgan Securities Inc. for net proceeds of approximately $150 million. The Company used the net proceeds of the offering primarily for redemption and repayment of short-term and long-term borrowings.

Retirement of Scrushy Shares—

In November 2006, we received 723,921 shares of our common stock with a market value of approximately $14.8 million from Mr. Scrushy in partial payment for a summary judgment against Mr. Scrushy on a claim for the restitution of incentive bonuses Mr. Scrushy received for years 1996 through 2002. On November 1, 2007, our board of directors approved the retirement of these shares.

13. Guarantees:

Primarily in conjunction with the sale of certain facilities, including the sale of our surgery centers, outpatient, and diagnostic divisions during 2007, HealthSouth assigned, or remained as a guarantor on, the leases of certain properties and equipment to certain purchasers and, as a condition of the lease, agreed to act as a guarantor of the purchaser's performance on the lease. Should the purchaser fail to pay the obligations due on these leases or contracts, the lessor or vendor would have contractual recourse against us.

As of December 31, 2009, we were secondarily liable for 66 such guarantees. The remaining terms of these guarantees ranged from one month to 114 months. If we were required to perform under all such guarantees, the maximum amount we would be required to pay approximated $48.0 million.

We have not recorded a liability for these guarantees, as we do not believe it is probable we will have to perform under these agreements. If we are required to perform under these guarantees, we could potentially have recourse against the purchaser for recovery of any amounts paid. In addition, the purchasers of our surgery centers, outpatient, and diagnostic divisions have agreed to seek releases from the lessors and vendors in favor of HealthSouth with respect to the guarantee obligations associated with these divestitures. To the extent the purchasers of these divisions are unable to obtain releases for HealthSouth, the purchasers have agreed to indemnify HealthSouth for damages incurred under the guarantee obligations, if any. These guarantees are not secured by any assets under the agreements.

14. Accumulated Other Comprehensive Loss:

Accumulated other comprehensive loss, net of income tax effect, consists of the following (in millions):

	As of December 31,	
	2009	2008
Unrealized loss on available-for-sale securities	$ (0.1)	$ (3.0)
Unrealized gain (loss) on interest rate swaps	0.1	(0.2)
Total	$ -	$ (3.2)

15. Fair Value Measurements:

Our financial assets and liabilities that are measured at fair value on a recurring basis are as follows (in millions):

		Fair Value Measurements at Reporting Date Using			
As of December 31, 2009	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation Technique [1]
Current portion of restricted marketable securities	$ 2.7	$ 2.7	$ -	$ -	M
Prepaid expenses and other current assets:					
June 2009 trading swap	4.7	-	4.7	-	I
Other long-term assets:					
Restricted marketable securities	18.3	18.3	-	-	M
December 2008 forward-starting swap	0.4	-	0.4	-	I
June 2009 trading swap	0.9	-	0.9	-	I
Other current liabilities:					
March 2006 trading swap	(54.8)	-	(54.8)	-	I
March 2009 forward-starting swap	(0.3)	-	(0.3)	-	I
As of December 31, 2008					
Current portion of restricted marketable securities	$ 20.3	$ 20.3	$ -	$ -	M
Prepaid expenses and other current assets:					
Marketable securities	0.2	0.2	-	-	M
Other current liabilities:					
March 2006 trading swap	(78.2)	-	(78.2)	-	I
December 2008 forward-starting swap	(0.2)	-	(0.2)	-	I
Government, class action, and related settlements:					
Securities Litigation Settlement liability - common stock	(55.1)	(55.1)	-	-	M
Securities Litigation Settlement liability - common stock warrants	(19.5)	-	(19.5)	-	I

[1] The three valuation techniques are: market approach (M), cost approach (C), and income approach (I).

Assets measured at fair value on a nonrecurring basis are as follows (in millions):

		Fair Value Measurements at Reporting Date Using			Total Losses
	Net Carrying Value as of December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Year Ended December 31, 2009
Investments in and advances to nonconsolidated affiliates	$ 1.7	$ -	$ -	$ 1.7	$ 0.3
Other long-term assets:					
Assets held for sale	14.2	-	14.2	-	0.9

The above losses represent our write-down of certain assets to their estimated fair value based on offers we received from third parties to acquire the assets or other market conditions. The loss related to *Investments in and advances to nonconsolidated affiliates* is included in *Other income* in our consolidated statement of operations for the year ended December 31, 2009. The losses related to assets held for sale are included in *Loss on disposal of assets* in our consolidated statement of operations for the year ended December 31, 2009.

The loss associated with *Investments in and advances to nonconsolidated affiliates* resulted from an other-than-temporary impairment of an investment accounted for using the cost method of accounting. The investment was valued using its published net asset value discounted due to recent market fluctuations, the illiquid nature of the investment, and proposed changes to the investment's structure. More specifically, and because we elected a liquidation option with regard to this investment, we discounted the net asset value of our holdings to account for anticipated sales of assets within this investment at prices lower than the currently stated net asset value.

In addition, during the year ended December 31, 2008, we recorded an impairment charge of $0.6 million. This charge represented our write-down of certain long-lived assets associated with one of our hospitals to their estimated fair value based on an offer we received from a third party to acquire the assets. During the year ended December 31, 2007, we recorded impairment charges of $15.1 million, related to our long-lived assets. Approximately $14.5 million of these charges related to the Digital Hospital (as defined in Note 5, *Property and Equipment*). During 2007, we wrote the Digital Hospital down by $14.5 million to its estimated fair value based on an offer we had received from a third party to acquire our corporate campus and the estimated net proceeds we expected to receive from this potential sale transaction. During the years ended December 31, 2009, 2008, and 2007, we recorded impairment charges of $4.0 million, $11.8 million, and $38.2 million, respectively, as part of our results of discontinued operations. See Note 18, *Assets Held for Sale and Results of Discontinued Operations*.

As discussed in Note 1, *Summary of Significant Accounting Policies*, "Fair Value Measurements," the carrying value equals fair value for our financial instruments that are not included in the table below and are classified as current in our consolidated balance sheets. The carrying amounts and estimated fair values for all of our other financial instruments are presented in the following table (in millions):

	As of December 31, 2009		As of December 31, 2008	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Interest rate swap agreements:				
March 2006 trading swap	$ (54.8)	$ (54.8)	$ (78.2)	$ (78.2)
December 2008 forward-starting swap	0.4	0.4	(0.2)	(0.2)
March 2009 forward-starting swap	(0.3)	(0.3)	-	-
June 2009 trading swap	5.6	5.6	-	-
Long-term debt:				
Advances under $400 million revolving credit facility	-	-	40.0	28.4
Term loan facility	751.3	714.5	783.6	597.5
Floating Rate Senior Notes due 2014	-	-	366.0	292.1
10.75% Senior Notes due 2016	494.9	542.5	494.3	459.0
8.125% Senior Notes due 2020	285.2	284.7	-	-
Other bonds payable	1.8	1.8	1.8	1.8
Other notes payable	28.0	28.0	12.8	12.8
Financial commitments:				
Letters of credit	-	95.2	-	152.7

16. Stock-Based Compensation:

The Company has awarded employee stock-based compensation in the form of stock options and restricted stock awards under the terms of compensation plans designed to align employee and executive interests to those of our stockholders.

All employee stock-based compensation awarded in 2009 was issued under the 2008 Equity Incentive Plan, a stockholder-approved plan that provides for grants of nonqualified stock options or incentive stock options, restricted stock, stock appreciation rights, performance shares or performance units, dividend equivalents, restricted stock units ("RSUs"), or other stock-based awards. The terms of the 2008 Equity Incentive Plan make available up to 6,000,000 shares of common stock to be granted. As of December 31, 2009, the number of shares of stock reserved and available for grant under this plan is 5,236,864 shares.

Historically, we have also issued stock-based compensation out of the following plans which expired in 2008: the 1995, 1997, and 1999 Stock Option Plans, the 1998 Restricted Stock Plan, the Key Executive Incentive Program, and the 2005 Equity Incentive Plan. As of December 31, 2009, we also had 1,200,300 shares available to issue under the 2002 Stock Option Plan; however, with the approval of the 2008 Equity Incentive Plan discussed above, we do not intend to issue any additional options from this plan.

Stock Options—

As of December 31, 2009, we had outstanding options from the 1995, 1997, 1999, and 2002 Stock Option Plans as well as the 2005 and 2008 Equity Incentive Plans. Under these plans, officers and employees are given the right to purchase shares of HealthSouth common stock at a fixed grant price determined on the day the options are granted. These plans provide for the granting of both nonqualified stock options and incentive stock options. The terms and conditions of the options, including exercise prices and the periods in which options are exercisable, are generally at the discretion of the compensation committee of our board of directors. However, no options are exercisable beyond approximately ten years from the date of grant. Granted options vest over the awards' requisite service periods, which is generally three years.

The fair values of the options granted during the years ended December 31, 2009, 2008, and 2007 have been estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the Year Ended December 31,		
	2009	2008	2007
Expected volatility	45.0%	39.5%	42.0%
Risk-free interest rate	2.7%	3.2%	4.5%
Expected life (years)	6.5	6.4	4.6
Dividend yield	0.0%	0.0%	0.0%

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected stock price volatility. We estimate our expected term through an analysis of actual, historical post-vesting exercise, cancellation, and expiration behavior by our employees and projected post-vesting activity of outstanding options. We calculate volatility based on the historical volatility of our common stock over the period commensurate with the expected life of the options, excluding a distinct period of extreme volatility between 2002 and 2003. The risk-free interest rate is the implied daily yield currently available on U.S. Treasury issues with a remaining term closely approximating the expected term used as the input to the Black-Scholes option-pricing model. We do not pay a dividend, and we do not include a dividend payment as part of our pricing model. We estimate forfeitures through an analysis of actual, historical pre-vesting option forfeiture activity. Under the Black-Scholes option-pricing model, the weighted-average fair value per share of employee stock options granted during the years ended December 31, 2009, 2008, and 2007 was $4.64, $7.22, and $9.46, respectively.

A summary of our stock option activity and related information is as follows:

	Shares (In Thousands)	Weighted-Average Exercise Price per Share	Remaining Life (Years)	Aggregate Intrinsic Value (In Millions)
Outstanding, December 31, 2008	2,352	$ 25.46		
Granted	404	9.57		
Exercised	-	-		
Forfeitures	(130)	13.21		
Expirations	(112)	40.23		
Outstanding, December 31, 2009	2,514	22.88	6.1	$ 3.8
Exercisable, December 31, 2009	1,833	25.89	5.2	0.3

We recognized approximately $3.5 million, $5.0 million, and $7.7 million of compensation expense related to our stock options for the years ended December 31, 2009, 2008, and 2007, respectively. As of December 31, 2009, there was $2.7 million of unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 19 months.

Restricted Stock—

We previously issued restricted common stock to senior management of HealthSouth under the 1998 Restricted Stock Plan, Key Executive Incentive Program, and 2005 Equity Incentive Plan.

Historically, restricted stock awards contained only a service requirement and generally vested over a three-year requisite service period. However, in 2007, we also issued restricted common stock with vesting requirements that included a market condition and a service condition. The restricted stock awards granted in 2008 and in 2009 included service-based awards, performance-based awards (that also included a service requirement), and market condition awards (that also included a service requirement). For awards with a service and/or performance requirement, the fair value of the award is determined by the closing price of our common stock on the grant date. For awards with a market condition, the fair value of the awards is determined using a lattice model.

A summary of our issued restricted stock awards is as follows (share information in thousands):

	Shares	Weighted-Average Grant Date Fair Value
Nonvested shares at December 31, 2008	557	$ 17.27
Granted	348	7.85
Vested	(170)	19.20
Forfeited	(51)	14.70
Nonvested shares at December 31, 2009	684	12.20

The weighted-average grant date fair value of restricted stock granted during the years ended December 31, 2008 and 2007 was $16.34 and $19.65 per share, respectively. We recognized approximately $9.1 million, $5.9 million, and $2.1 million of compensation expense related to our restricted stock awards for the years ended December 31, 2009, 2008, and 2007, respectively. As of December 31, 2009, there was $13.8 million of unrecognized compensation expense related to unvested restricted stock. We expect to recognize this expense over the next 26 months. The remaining unrecognized compensation expense for the performance-based awards may vary each reporting period based on changes in the expected achievement of performance measures.

Non-Employee Stock-Based Compensation Plans—

We maintained the 2004 Director Incentive Plan, as amended and restated, to provide incentives to our non-employee members of our board of directors. Up to 400,000 shares were available to be granted pursuant to the 2004 Director Incentive Plan through the award of shares of unrestricted common stock, restricted stock, and/or RSUs. The 2004 Director Incentive Plan expired during 2008. During the first quarter of 2009, we issued RSUs out of the 2008 Equity Incentive Plan to our non-employee members of our board of directors. Restricted stock awards are subject to a three-year graded vesting period, while the RSUs are fully vested when awarded.

During the years ended December 31, 2009, 2008, and 2007, we issued 103,185, 49,788, and 35,528 RSUs, respectively, with a fair value of $7.85, $16.27, and $22.80, respectively, per unit. We recognized approximately $0.8 million of compensation expense upon their issuance in 2009, 2008, and 2007. There was no unrecognized compensation related to unvested shares as of December 31, 2009. As of December 31, 2009, 215,621 RSUs were outstanding.

17. Employee Benefit Plans:

Substantially all HealthSouth employees are eligible to enroll in HealthSouth sponsored healthcare plans, including coverage for medical and dental benefits. Our primary healthcare plans are national plans administered by third-party administrators. We are self-insured for these plans. During 2009, 2008, and 2007, costs associated with these plans, net of amounts paid by employees, approximated $62.6 million, $62.3 million, and $57.0 million, respectively.

The HealthSouth Retirement Investment Plan is a qualified 401(k) savings plan. The plan allows eligible employees to contribute up to 100% of their pay on a pre-tax basis into their individual retirement account in the plan subject to the normal maximum limits set annually by the Internal Revenue Service. During 2007, HealthSouth's employer matching contribution was 50% of the first 4% of each participant's elective deferrals. Effective January 1, 2008, HealthSouth's employer matching contribution increased to 50% of the first 6% of each participant's elective deferrals. All contributions to the plan are in the form of cash. Employees who are at least 21 years of age are eligible to participate in the plan. Prior to January 1, 2008, employer contributions vested gradually over a six-year service period. Effective January 1, 2008, employer contributions vest 100% after three years of service. Participants are always fully vested in their own contributions.

Employer contributions to the HealthSouth Retirement Investment Plan approximated $13.0 million, $14.0 million, and $9.3 million in 2009, 2008, and 2007, respectively. In 2009 and 2007, approximately $1.3 million and $3.0 million, respectively, from the plan's forfeiture account was used to fund the matching contributions in accordance with the terms of the plan.

Senior Management Bonus Program—

In 2009, 2008, and 2007, we adopted a Senior Management Bonus Program to reward senior management for performance based on a combination of corporate goals or regional goals and individual goals. The corporate goals were dependent upon the Company meeting pre-determined financial goals. The regional goals were determined in accordance with the specific plans agreed upon between each region and our board of directors as part of our routine budgeting and financial planning process. The individual goals, which were weighted according to importance, were determined between each participant and his or her immediate supervisor. The program applied to persons who joined the Company in, or were promoted to, senior management positions. In 2010, we expect to pay approximately $13.9 million under the program for the year ended December 31, 2009. In February 2009, we paid approximately $9.9 million under the program for the year ended December 31, 2008. In February 2008, we paid approximately $8.0 million under the program for the year ended December 31, 2007.

18. Assets Held for Sale and Results of Discontinued Operations:

During 2009, we terminated the leases associated with certain rental properties and reached an agreement to sell one of our hospitals to a third party. As a result, we reclassified our consolidated balance sheet as of December 31, 2008 to show the assets and liabilities of these facilities as held for sale. We also reclassified our consolidated statements of operations and consolidated statements of cash flows for the years ended December 31, 2008 and 2007 to include these properties and their results of operations as discontinued operations.

The operating results of discontinued operations, including the allocation of $43.3 million of interest expense for the year ended December 31, 2007 (as discussed in Note 8, *Long-term Debt*), are as follows (in millions):

	For the Year Ended December 31,		
	2009	2008	2007
Net operating revenues	$ 17.8	$ 41.7	$ 654.1
Costs and expenses	25.8	36.2	585.3
Impairments	4.0	11.8	38.2
(Loss) income from discontinued operations	(12.0)	(6.3)	30.6
Gain on disposal of assets of discontinued operations	0.4	0.1	5.1
Gain on divestitures of divisions	13.4	18.7	451.9
Income tax benefit	0.3	3.7	2.6
Income from discontinued operations, net of tax	$ 2.1	$ 16.2	$ 490.2

As discussed in Note 23, *Contingencies and Other Commitments*, we have recorded charges related to settlements with certain of our current and former subsidiary partnerships related to the restatement of their historical financial statements. The portion of these charges that is attributable to partnerships of our divested surgery centers division has been included in our results of discontinued operations. See also Note 23, *Contingencies and Other Commitments*, for information related to our former outpatient division.

As discussed in Note 10, *Self-Insured Risks*, we insure a substantial portion of our professional liability, general liability, and workers' compensation risks through a self-insured retention program underwritten by HCS. Expenses for retained professional and general liability risks and workers' compensation risks associated with our surgery centers, outpatient, and diagnostic divisions have been included in our results of discontinued operations.

During 2009, we recorded an impairment charge of $4.0 million. This charge related to the hospital that qualified to be reported as discontinued operations during 2009 and was sold in January 2010. We determined the fair value of the impaired long-lived assets at the hospital based on an offer from a third-party to purchase the assets. During 2008, we recorded impairment charges of $11.8 million. The majority of these charges related to the hospital that was closed during 2008. We determined the fair value of the impaired long-lived assets at the hospital primarily based on the assets' estimated fair value using valuation techniques that included third-party appraisals and an evaluation of current real estate market conditions in the applicable area. See the "Diagnostic Division" section of this note for discussion of the majority of the 2007 impairment charges.

The income tax benefit of our results of discontinued operations for the year ended December 31, 2007 is comprised primarily of (1) $61.8 million related to the reversal upon sale of deferred tax liabilities arising from indefinite-lived intangible assets of our surgery centers division and (2) $59.2 million of expense attributable to the utilization of the 2007 loss from continuing operations.

Assets and liabilities held for sale consist of the following (in millions):

	As of December 31,			
	2009		2008	
Assets:				
Current assets	$	1.4	$	3.8
Long-term assets		14.2		37.1
Total assets	$	15.6	$	40.9
Liabilities:				
Current liabilities	$	4.2	$	37.5
Long-term liabilities		1.3		4.7
Total long-term liabilities	$	5.5	$	42.2

As of December 31, 2008, assets and liabilities held for sale in the above table primarily relate to the one surgery facility that was awaiting transfer to ASC, as defined and discussed below. As of December 31, 2009, assets and liabilities held for sale primarily relate to our hospital that was sold in January 2010.

Current assets and long-term assets in the above table are included in *Prepaid expenses and other current assets* and *Other long-term assets*, respectively, in our consolidated balance sheets. Current liabilities and long-term liabilities in the above table are included in *Other current liabilities* and *Other long-term liabilities*, respectively, in our consolidated balance sheets.

As discussed in Note 1, *Summary of Significant Accounting Policies*, as of December 31, 2009 and 2008, *Refunds due patients and other third-party payors* consists of approximately $42.8 million and $43.5 million, respectively, of refunds and overpayments that originated prior to December 31, 2004. Of this amount, approximately $34.6 million and $35.3 million, respectively, represent liabilities associated with our former surgery centers, outpatient, and diagnostic divisions. These liabilities remained with HealthSouth after the closing of each transaction, and therefore, are not considered liabilities held for sale. We continue to negotiate the settlement of these amounts with third-party payors in various jurisdictions.

Our consolidated financial statements include all assets, liabilities, revenues, and expenses of less-than-100% owned affiliates we control. Accordingly, we have recorded noncontrolling interests in the earnings and equity of such entities. As of December 31, 2008, approximately $3.0 million of our consolidated *Noncontrolling interests* represented noncontrolling interests associated with our former surgery centers division. With the transfer of the surgery facility discussed below, we no longer have any noncontrolling interests related to any of our divested divisions.

Surgery Centers Division—

The transaction to sell our surgery centers division to ASC Acquisition LLC ("ASC"), a Delaware limited liability company and newly formed affiliate of TPG Partners V, L.P., a private investment partnership, closed on June 29, 2007, other than with respect to certain facilities in Connecticut, Rhode Island, and Illinois for which approvals for the transfer to ASC had not yet been received as of such date. The purchase price consisted of cash consideration of $920 million, subject to certain adjustments, and a contingent option to acquire up to a 5% equity interest in the new company. The net cash proceeds received at closing, after deducting deal and separation costs, purchase price adjustments, and approximately $15.5 million of debt assumed by ASC, approximated $860.7 million.

As noted above, the closing of the sale of the surgery centers division occurred on June 29, 2007, other than with respect to certain facilities for which approvals for the transfer to ASC had not yet been received as of such date. In connection with the closing, HealthSouth and ASC agreed, among other things, that HealthSouth would retain its ownership interest in certain surgery centers until regulatory approvals for the transfer of such surgery centers to ASC were received. In that regard, ASC would manage the operations of such surgery centers until such approvals had been received, and HealthSouth and ASC entered into arrangements designed to place them in approximately the same economic position, whether positive or negative, they would have occupied had all regulatory approvals been received prior to closing. Upon receipt of such approvals, HealthSouth's ownership interest in such facilities would be transferred to ASC. No portion of the purchase price was withheld at closing pending the transfer of these facilities.

In August and November 2007, we received approval for the transfer of the applicable facilities in Connecticut and Rhode Island, respectively. In the first quarter of 2008, we received approval for the change in control of five of the six Illinois facilities. Approval for the sixth Illinois facility was obtained in the fourth quarter of 2009.

During 2007, we also reached an agreement with certain of our remaining partners to sell an additional facility to ASC. This facility was an opt-out partnership at the time the original transaction closed with ASC. After deducting deal and separation costs, we received approximately $16.2 million of net cash proceeds in conjunction with the sale of this facility.

The assets and liabilities for the surgery centers division as of December 31, 2008 included the assets and liabilities associated with the facility that had not been transferred as of that date. As of December 31, 2008, we had deferred $26.5 million of cash proceeds received at closing associated with this facility. The results of operations of this facility are reported in discontinued operations through its fourth quarter 2009 transfer date.

The operating results of the surgery centers division included in discontinued operations consist of the following (in millions):

	For the Year Ended December 31,		
	2009	2008	2007
Net operating revenues	$ 7.4	$ 10.7	$ 381.7
Costs and expenses	3.9	6.6	324.5
Impairments	-	1.2	4.8
Income from discontinued operations	3.5	2.9	52.4
Gain on disposal of assets of discontinued operations	0.7	0.2	1.9
Gain on divestiture of division	13.4	19.3	314.9
Income tax benefit	0.4	3.8	18.4
Income from discontinued operations, net of tax	$ 18.0	$ 26.2	$ 387.6

As a result of the disposition of our surgery centers division, we recorded a $376.3 million post-tax gain on disposal during the year ended December 31, 2007. During 2008, we recorded a $19.3 million post-tax gain on disposal associated with the five Illinois facilities that were transferred during the year. We recorded an additional post-tax gain of $13.4 million for the facility that was transferred to ASC during the fourth quarter of 2009.

Outpatient Division—

The transaction to sell our outpatient rehabilitation division to Select Medical Corporation, a privately owned operator of specialty hospitals and outpatient rehabilitation facilities, closed on May 1, 2007, other than with respect to certain facilities for which approvals for the transfer to Select Medical had not yet been received as of such date. In connection with the closing of the sale of this division, we entered into a letter agreement with Select Medical whereby we agreed, among other things, we would retain certain outpatient facilities until certain state regulatory approvals for the transfer of such facilities to Select Medical were received. In that regard, we entered into agreements with Select Medical whereby Select Medical managed certain operations of the applicable facilities until such approvals were received. Approximately $24 million of the $245 million purchase price was withheld pending the transfer of these facilities. The net cash proceeds received at closing, after deducting deal and separation costs, purchase price adjustments, and approximately $3.2 million of debt assumed by Select Medical, approximated $200.4 million. Subsequent to closing, we received approval and transferred the remaining facilities to Select Medical, and we received additional sale proceeds in November 2007.

The operating results of the outpatient division included in discontinued operations consist of the following (in millions):

	For the Year Ended December 31,		
	2009	2008	2007
Net operating revenues	$ 0.5	$ 1.6	$ 127.3
Costs and expenses	7.7	(4.6)	110.2
Impairments	-	-	0.2
(Loss) income from discontinued operations	(7.2)	6.2	16.9
Loss on disposal of assets of discontinued operations	-	-	(1.3)
Gain on divestiture of division	-	-	145.3
Income tax expense	-	-	(16.0)
(Loss) income from discontinued operations, net of tax	$ (7.2)	$ 6.2	$ 144.9

Amounts included in income from discontinued operations of our outpatient division for the year ended December 31, 2008 primarily relate to the expiration of a contingent liability associated with a prior contractual agreement associated with the division. See also Note 23, *Contingencies and Other Commitments.*

As a result of the disposition of our outpatient division, we recorded a $145.7 million post-tax gain on disposal during the year ended December 31, 2007.

Diagnostic Division—

During 2007, we entered into an agreement with The Gores Group, a private equity firm, to sell our diagnostic division for approximately $47.5 million, subject to certain adjustments. This transaction closed on July 31, 2007, other than with respect to one facility for which approval for the transfer had not yet been received as of such date. The net cash proceeds received at closing, after deducting deal and separation costs and purchase price adjustments, approximated $39.7 million. During the first quarter of 2008, we received approval for the transfer of the remaining facility to The Gores Group.

The operating results of the diagnostic division included in discontinued operations consist of the following (in millions):

	For the Year Ended December 31,		
	2009	2008	2007
Net operating revenues	$ 0.1	$ 1.1	$ 92.0
Costs and expenses	0.8	2.6	96.8
Impairments	-	0.6	33.2
Loss from discontinued operations	(0.7)	(2.1)	(38.0)
Gain on disposal of assets of discontinued operations	0.1	-	2.9
Loss on divestiture of division	-	(0.6)	(8.3)
Loss from discontinued operations, net of tax	$ (0.6)	$ (2.7)	$ (43.4)

During the first quarter of 2007, we wrote the intangible assets and certain long-lived assets of our diagnostic division down to their estimated fair value based on the estimated net proceeds to be received from the divestiture of the division. This charge is included in impairments in the above results of operations of our diagnostic division. As a result of the disposition of our diagnostic division, we recorded an approximate $8.3 million post-tax loss on disposal during the year ended December 31, 2007. This loss primarily resulted from working capital adjustments based on the final balance sheet. During 2008, we recorded an approximate $0.6 million post-tax loss on disposal associated with the remaining facility that received approval for the transfer to The Gores Group during 2008.

19. Income Taxes:

HealthSouth is subject to U.S. federal, state, and local income taxes. Our *Income (loss) from continuing operations before income tax benefit* is as follows (in millions):

	For the Year Ended December 31,		
	2009	2008	2007
Income (loss) from continuing operations before income tax benefit	$ 123.5	$ 195.5	$ (93.9)

The significant components of the *Provision for income tax benefit* related to continuing operations are as follows (in millions):

	For the Year Ended December 31,		
	2009	2008	2007
Current:			
Federal	$ 1.8	$ (7.6)	$ (300.2)
State and local	(9.1)	(66.2)	(30.2)
Total current benefit	(7.3)	(73.8)	(330.4)
Deferred:			
Federal	3.0	2.7	5.5
State and local	1.1	1.0	2.5
Total deferred expense	4.1	3.7	8.0
Total income tax benefit related to continuing operations	$ (3.2)	$ (70.1)	$ (322.4)

During 2009, we received total net state income tax refunds of $12.4 million, including associated interest, the majority of which related to amended returns filed for the years 1995 through 2004. During 2009, we also received total net federal income tax refunds of $40.8 million, the majority of which related to an additional tax refund claim with the IRS for tax years 1995 through 1999, as discussed below.

During 2008, we received total net state income tax refunds of $26.2 million, including associated interest, the majority of which related to amended returns filed for the years 1996 through 1999. During 2008, we also received $47.1 million of net federal income tax refunds. In 2008, we settled all federal income tax issues outstanding with the IRS for the tax years 2000 through 2003. In October 2008, we received a total cash refund of approximately $46 million, including $33 million of federal income tax refunds and $13 million of associated interest. Approximately $33 million of this federal income tax recovery was used to pay down long-term debt.

During 2008, we also settled an additional income tax refund claim with the IRS for tax years 1995 through 1999 which resulted in a federal income tax refund of approximately $42 million, including $24.5 million of federal income tax refunds and $17.5 million of associated interest. We received the majority of this cash refund in February 2009 and used it to pay down long-term debt. Therefore, we classified this refund in long-term assets in the line entitled *Income tax refund receivable* in our consolidated balance sheet as of December 31, 2008.

During 2007, we received total net income tax refunds of $438.2 million, the majority of which related to our settlement of federal income taxes with the IRS. In the third quarter of 2007, we settled certain federal income tax issues outstanding with the IRS for the tax years 1996 through 1999, and the Joint Committee reviewed and approved the associated tax refunds due to the Company. In October 2007, we received a total cash refund of approximately $440 million, including $296 million of federal income tax refunds and $144 million of associated interest. Approximately $405 million of this federal income tax recovery was used to pay down long-term debt in 2007.

A reconciliation of differences between the federal income tax at statutory rates and our actual income tax benefit on our income (loss) from continuing operations, which include federal, state, and other income taxes, is presented below. Our adoption of the authoritative guidance relating to noncontrolling interests (see Note 1, *Summary of Significant Accounting Policies*, "Reclassifications") had no effect on the total income tax expense reported in our consolidated statements of operations or on income tax amounts recorded on our balance sheets, including deferred income taxes.

	For the Year Ended December 31,		
	2009	**2008**	**2007**
Tax expense (benefit) at statutory rate	35.0%	35.0%	(35.0%)
Increase (decrease) in tax rate resulting from:			
State income taxes, net of federal tax benefit	3.5%	4.9%	(9.2%)
Indefinite-lived assets	1.3%	2.0%	6.3%
Interest, net	(1.0%)	(8.8%)	(135.3%)
Settlement of tax claims	(6.0%)	(34.4%)	(162.6%)
Decrease in valuation allowance	(42.7%)	(38.7%)	(33.2%)
Noncontrolling interests	9.3%	5.3%	24.3%
Other, net	(2.0%)	(1.2%)	1.4%
Income tax benefit	(2.6%)	(35.9%)	(343.3%)

The income tax expense (benefit) at the statutory rate is the expected tax expense (benefit) resulting from the income (loss) due to continuing operations. The income tax benefit in 2009 primarily resulted from the decrease in the valuation allowance and refunds of state income taxes, including interest. The income tax benefit in 2008 primarily resulted from our settlement of federal income taxes, including interest, refunds of state income taxes, including interest, and the decrease in the valuation allowance. Our income tax benefit in 2007 primarily resulted from our settlement of federal income taxes, including interest, for the years 1996 through 1999 in excess of the estimated amounts previously accrued, as discussed above.

Deferred income taxes recognize the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes and the impact of available net operating loss ("NOL") carryforwards. The significant components of HealthSouth's deferred tax assets and liabilities are as follows (in millions):

	As of December 31,	
	2009	2008
Deferred income tax assets:		
Net operating loss	$ 769.8	$ 798.2
Allowance for doubtful accounts	15.3	47.6
Accrual for government, class action, and related settlements	2.6	29.8
Insurance reserve	31.7	38.7
Other accruals	15.0	15.3
Property, net	32.5	33.1
Indefinite-lived intangibles	6.8	3.1
Alternative minimum tax	13.7	15.3
Stock-based compensation	17.4	13.3
Total deferred income tax assets	904.8	994.4
Less: Valuation allowance	(892.7)	(969.6)
Net deferred income tax assets	12.1	24.8
Deferred income tax liabilities:		
Intangibles	(32.8)	(31.5)
Carrying value of partnerships	(10.1)	(20.1)
Other	(1.9)	(2.1)
Total deferred income tax liabilities	(44.8)	(53.7)
Net deferred income tax liabilities	(32.7)	(28.9)
Less: Current deferred tax assets	0.5	0.8
Noncurrent deferred tax liabilities	$ (33.2)	$ (29.7)

Current deferred tax assets as of December 31, 2009 and 2008 are included in *Prepaid expenses and other current assets* in our consolidated balance sheets. Noncurrent deferred tax liabilities as of December 31, 2009 and 2008 are included in *Other long-term liabilities* in our consolidated balance sheets.

We reduce our deferred income tax assets by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or a portion of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. We based our decision to establish a valuation allowance primarily on negative evidence of cumulative losses in recent years. After consideration of all evidence, both positive and negative, management concluded it is more likely than not we will not realize a portion of our deferred tax assets. Consequently, a valuation allowance of $892.7 million and $969.6 million is necessary as of December 31, 2009 and 2008, respectively. No valuation allowance has been provided on deferred tax assets attributable to subsidiaries not included within the federal consolidated group.

For the years ended December 31, 2009, 2008, and 2007, the net decreases in our valuation allowance were $76.9 million, $89.0 million, and $162.1 million, respectively. The decrease in the valuation allowance for 2009 relates to a decrease in gross deferred tax assets resulting from the issuance of the common stock and common stock warrants underlying the securities litigation settlement (see Note 22, *Settlements*), the write-off of bad debts, and the utilization of net operating losses. The decrease in the valuation allowance for 2008 relates primarily to the decrease in gross deferred tax assets caused by the sale of our corporate campus (see Note 5, *Property and Equipment*). The decrease in the valuation allowance for 2007 relates primarily to decreases in deferred tax assets arising from the divestitures of our surgery centers and outpatient divisions (see Note 18, *Assets Held for Sale and Results of Discontinued Operations*). This decrease was offset, in part, by an increase in net operating losses as a result of 2007 operations.

At December 31, 2009, we had unused federal and state net operating loss carryforwards of approximately $1.8 billion ($624.5 million tax effected) and $145.3 million (tax effected), respectively. Such losses expire in various amounts at varying times through 2029. A valuation allowance is being taken against our net deferred tax assets, exclusive of indefinite-lived intangibles, including substantially all of these loss carryforwards.

Our utilization of NOLs could be subject to the Internal Revenue Code Section 382 ("Section 382") limitation and may be limited in the event of certain cumulative changes in ownership interests of significant shareholders over a three-year period in excess of 50%. Section 382 imposes an annual limitation on the use of these losses to an amount equal to the value of a company at the time of an ownership change multiplied by the long-term tax exempt rate. At this time, we do not believe these limitations will limit our ability to use any NOLs before they expire. However, no such assurances can be provided.

On January 1, 2007, we adopted new accounting guidance related to the accounting for uncertainty in income taxes. The adoption of this guidance resulted in a $4.2 million increase to reserves for uncertain tax positions and was accounted for as an addition to *Accumulated deficit* as of January 1, 2007. Including the cumulative effect increase to the reserves for uncertain tax positions, as of January 1, 2007, we had $267.4 million of total gross unrecognized tax benefits, of which $247.0 million would affect our effective tax rate if recognized. The amount of the unrecognized tax benefits changed significantly during the year ended December 31, 2007 due to the settlement with the IRS for the tax years 1996 through 1999, as discussed above.

As of December 31, 2007, total remaining gross unrecognized tax benefits were $138.2 million, all of which would affect our effective tax rate if recognized. Total accrued interest expense related to unrecognized tax benefits was $11.7 million as of December 31, 2007. The amount of unrecognized tax benefits changed during 2008 due to the settlement of state income tax refund claims with certain states for tax years 1996 through 1999, the settlement with the IRS for tax years 2000 through 2003, the filings of amended income tax returns for tax years 1995 through 1999 with the IRS, non-unitary state claims for tax years 2000 through 2003, and the running of the statute of limitations on certain state claims. Total remaining gross unrecognized tax benefits were $61.1 million as of December 31, 2008, all of which would affect our effective tax rate if recognized. Total accrued interest expense related to unrecognized tax benefits as of December 31, 2008 was $2.9 million. The amount of unrecognized tax benefits changed during 2009 due to the settlement of state income tax refund claims with certain states for tax years 1995 through 2004 and the running of the statute of limitations on certain state issues related to the 2005 tax year. Total remaining gross unrecognized tax benefits were $50.9 million as of December 31, 2009, all of which would affect our effective tax rate if recognized. Total accrued interest expense related to unrecognized tax benefits as of December 31, 2009 was $1.9 million.

A reconciliation of the beginning and ending liability for unrecognized tax benefits is as follows (in millions):

	Gross Unrecognized Income Tax Benefits	Accrued Interest and Penalties
Balance at January 1, 2007	$ 267.4	$ 9.8
Gross amount of increases in unrecognized tax benefits related to prior periods	33.6	3.5
Gross amount of decreases in uncrecognized tax benefits related to prior periods	(26.0)	(1.6)
Gross amount of increases in unrecognized tax benefits related to the current period	0.1	-
Decreases in unrecognized tax benefits relating to settlements with taxing authorities	(134.2)	-
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(2.7)	-
Balance at December 31, 2007	138.2	11.7
Gross amount of increases in unrecognized tax benefits related to prior periods	4.0	0.5
Decreases in unrecognized tax benefits relating to settlements with taxing authorities	(78.8)	(7.2)
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(2.3)	(2.1)
Balance at December 31, 2008	61.1	2.9
Gross amount of increases in unrecognized tax benefits related to prior periods	0.1	0.1
Increases in unrecognized tax benefits relating to settlements with taxing authorities	2.7	-
Decreases in unrecognized tax benefits relating to settlements with taxing authorities	(8.5)	-
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(4.5)	(1.1)
Balance at December 31, 2009	$ 50.9	$ 1.9

Our continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. For the years ended December 31, 2009, 2008, and 2007, we recorded $2.3 million, $22.7 million, and $127.0 million of interest income, respectively, as part of our income tax provision. In 2009, this interest income related to amended state income tax returns. In 2008 and 2007, virtually all of this interest income related to the filing of amended federal income tax returns and ultimate resolution of the federal income tax issues described above. Total accrued interest income was $0.3 million and $17.5 million as of December 31, 2009 and 2008, respectively.

HealthSouth and its subsidiaries' federal and state income tax returns are periodically examined by various regulatory taxing authorities. In connection with such examinations, we have settled federal income tax examinations with the IRS for all tax years through 2004. In April 2009, the IRS initiated an audit of the 2005 to 2007 tax years. The IRS has indicated it expects to finalize its audits of 2005 and 2006 in the first quarter of 2010. At this time, we do not expect any changes from the IRS that would result in significant additional income tax expense or benefit.

For the tax years that remain open under the applicable statutes of limitations, amounts related to these unrecognized tax benefits have been considered by management in its estimate of our potential net recovery of prior years' income taxes. However, at this time, we cannot estimate a range of the reasonably possible change that may occur.

We continue to actively pursue the maximization of our remaining state income tax refund claims. The process of resolving these tax matters with the applicable taxing authorities will continue in 2010. Although management believes its estimates and judgments related to these claims are reasonable, depending on the ultimate resolution of these tax matters, actual amounts recovered could differ from management's estimates, and such differences could be material.

20. Earnings per Common Share:

The calculation of earnings per common share is based on the weighted-average number of our common shares outstanding during the applicable period. The calculation for diluted earnings per common share recognizes the effect of all dilutive potential common shares that were outstanding during the respective periods, unless their impact would be antidilutive. The following table sets forth the computation of basic and diluted earnings per common share (in millions, except per share amounts):

	For the Year Ended December 31,		
	2009	2008	2007
Basic:			
Numerator:			
Income from continuing operations	$ 126.7	$ 265.6	$ 228.5
Less: Net income attributable to noncontrolling interests included in continuing operations	(33.4)	(29.8)	(31.4)
Less: Convertible perpetual preferred stock dividends	(26.0)	(26.0)	(26.0)
Income from continuing operations attributable to HealthSouth common shareholders	67.3	209.8	171.1
Income from discontinued operations, net of tax, attributable to HealthSouth common shareholders	1.5	16.6	456.3
Net income attributable to HealthSouth common shareholders	$ 68.8	$ 226.4	$ 627.4
Denominator:			
Basic weighted average common shares outstanding	88.8	83.0	78.7
Basic earnings per common share:			
Income from continuing operations attributable to HealthSouth common shareholders	$ 0.76	$ 2.53	$ 2.17
Income from discontinued operations, net of tax, attributable to HealthSouth common shareholders	0.01	0.20	5.80
Net income per share attributable to HealthSouth common shareholders	$ 0.77	$ 2.73	$ 7.97
Diluted:			
Numerator:			
Income from continuing operations	$ 126.7	$ 265.6	$ 228.5
Less: Net income attributable to noncontrolling interests included in continuing operations	(33.4)	(29.8)	(31.4)
Income from continuing operations attributable to HealthSouth common shareholders	93.3	235.8	197.1
Income from discontinued operations, net of tax, attributable to HealthSouth common shareholders	1.5	16.6	456.3
Net income attributable to HealthSouth common shareholders	$ 94.8	$ 252.4	$ 653.4
Denominator:			
Diluted weighted average common shares outstanding	103.3	96.4	92.0
Diluted earnings per common share:			
Income from continuing operations attributable to HealthSouth common shareholders	$ 0.76	$ 2.45	$ 2.14
Income from discontinued operations, net of tax, attributable to HealthSouth common shareholders	0.01	0.17	4.96
Net income per share attributable to HealthSouth common shareholders	$ 0.77	$ 2.62	$ 7.10

Diluted earnings per share report the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. These potential shares include dilutive stock options, restricted stock awards, restricted stock units, and convertible perpetual preferred stock. For the years ended

December 31, 2009, 2008, and 2007, the number of potential shares approximated 14.5 million, 13.4 million, and 13.3 million, respectively. For the years ended December 31, 2009, 2008, and 2007, approximately 13.1 million of the potential shares relates to our *Convertible perpetual preferred stock*. For the year ended December 31, 2009, adding back the dividends for the *Convertible perpetual preferred stock* to our *Income from continuing operations attributable to HealthSouth common shareholders* causes a per share increase when calculating diluted earnings per common share resulting in an antidilutive per share amount. Therefore, basic and diluted earnings per common share are the same for the year ended December 31, 2009.

Options to purchase approximately 2.3 million shares of common stock were outstanding as of December 31, 2009 and 2008, but were not included in the computation of diluted weighted-average shares because to do so would have been antidilutive.

In January 2004, we repaid our then-outstanding 3.25% Convertible Debentures using the net proceeds of a loan arranged by Credit Suisse First Boston. In connection with this transaction, we issued warrants to the lender to purchase two million shares of our common stock. Each warrant has a term of ten years from the date of issuance and an exercise price of $32.50 per share. The warrants were not assumed exercised for dilutive shares outstanding because they were antidilutive in the periods presented.

As described in Note 12, *Shareholders' Deficit*, we finalized the issuance and sale of 8.8 million shares of our common stock to J.P. Morgan Securities Inc. on June 27, 2008.

On September 30, 2009, we issued 5.0 million shares of common stock and 8.2 million common stock warrants in full satisfaction of our obligation to do so under the Consolidated Securities Action settlement. Each warrant has a term of approximately seven years from the date of issuance and an exercise price of $41.40 per share. The warrants were not assumed exercised for dilutive shares outstanding because they were antidilutive in the periods presented. For additional information, see Note 22, *Settlements*.

21. Related Party Transactions:

In April 2001, we established Source Medical to continue development and allow commercial marketing of a wireless clinical documentation system originally developed by HealthSouth. This proprietary software was referred to internally as "HCAP" and was later marketed by Source Medical under the name "TherapySource." At the time of our initial investment, certain of our directors, executive officers, and employees also purchased shares of Source Medical's common stock.

During 2007, we sold our remaining investment in Source Medical to Source Medical and recorded a gain on sale of approximately $8.6 million. This gain is included in *Other income* in our consolidated statement of operations for the year ended December 31, 2007. As a result of this transaction, we have no further affiliation or material related party contracts with Source Medical.

22. Settlements:

Medicare Program Settlement—

The 2004 Civil DOJ Settlement—

On January 23, 2002, the United States intervened in four lawsuits filed against us under the federal civil False Claims Act. These so-called "*qui tam*" (i.e. whistleblower) lawsuits were transferred to the Western District of Texas and were consolidated under the caption *United States ex rel. Devage v. HealthSouth Corp., et al.*, No. SA-98-CA-0372-DWS (W.D. Tex. San Antonio). On April 10, 2003, the United States informed us it was expanding its investigation to review whether fraudulent accounting practices affected our previously submitted Medicare cost reports.

On December 30, 2004, we entered into a global settlement agreement (the "Settlement Agreement") with the United States. This settlement was comprised of (1) the claims consolidated in the *Devage* case, which related to claims for reimbursement for outpatient physical therapy services rendered to Medicare, the TRICARE Management

Activity, or United States Department of Labor (the "DOL") beneficiaries, (2) the submission of claims to Medicare for costs relating to our allegedly improper accounting practices, (3) the submission of other unallowable costs included in our Medicare Home Office Cost Statements and in our individual provider cost reports, and (4) certain other conduct (collectively, the "Covered Conduct"). The parties to this global settlement include us and the United States acting through the civil division of the United States Department of Justice (the "DOJ"), the Office of Inspector General of the United States Department of Health And Human Services (the "HHS-OIG"), the DOL through the Employment Standards Administration's Office of Workers' Compensation Programs, Division of Federal Employees' Compensation ("OWCP-DFEC"), TRICARE, and certain other individuals and entities which had filed civil suits against us and/or our affiliates (those other individuals and entities, the "Relators").

Pursuant to the Settlement Agreement, we agreed to make cash payments to the United States in the aggregate amount of $325 million, plus accrued interest from November 4, 2004 at an annual rate of 4.125%. The United States agreed, in turn, to pay the Relators the portion of the settlement amount due to the Relators pursuant to the terms of the Settlement Agreement. We made the final payments and completed our financial obligation under the settlement in 2007.

The Settlement Agreement provides for our release by the United States from any civil or administrative monetary claim the United States had or may have had relating to Covered Conduct that occurred on or before December 31, 2002 (with the exception of Covered Conduct for certain outlier payments, for which the release date is extended to September 30, 2003). The Settlement Agreement also provides for our release by the Relators from all claims based upon any transaction or incident occurring prior to December 30, 2004, including all claims that have been or could have been asserted in each Relator's civil action, and from any civil monetary claim the United States had or may have had for the Covered Conduct that is pled in each Relator's civil action.

The Settlement Agreement also provides for the release of HealthSouth by the HHS-OIG and OWCP-DFEC, and the agreement by the HHS-OIG and OWCP-DFEC to refrain from instituting, directing, or maintaining any administrative action seeking exclusion from Medicare, Medicaid, the FECA program, the TRICARE program, and other federal healthcare programs, as applicable, for the Covered Conduct.

The 2007 Referral Source Settlement—

On December 14, 2007, we agreed to a final settlement with the DOJ relating to certain self-disclosures which we made to the HHS-OIG in 2004 and 2005 regarding our relationship with certain physicians. Under the terms of the settlement, we paid, in two installments, a total of $14.2 million to the United States. This charge was included in *Government, class action, and related settlements expense* in our 2007 consolidated statement of operations. As of December 31, 2007, we owed $7.1 million under this settlement. This amount was included in *Government, class action, and related settlements* in our consolidated balance sheet. This amount was paid in March 2008.

The December 2004 Corporate Integrity Agreement—

On December 30, 2004, we entered into a new corporate integrity agreement (the "CIA") with the HHS-OIG. This new CIA has an effective date of January 1, 2005 and a term of five years from that effective date. The CIA expires at the end of 2009, subject to the HHS-OIG accepting and approving our annual report for 2009 that we will submit in the first half of 2010. The CIA incorporates a number of compliance program changes already implemented by us and requires, among other things, that we:

- form an executive compliance committee (made up of our chief compliance officer and other executive management members), which shall participate in the formulation and implementation of HealthSouth's compliance program;
- require certain independent contractors to abide by our Standards of Business Conduct;
- provide general compliance training to all HealthSouth personnel as well as specialized training to personnel responsible for billing, coding, and cost reporting relating to federal healthcare programs;

- report and return overpayments received from federal healthcare programs;
- notify the HHS-OIG of any new investigations or legal proceedings initiated by a governmental entity involving an allegation of fraud or criminal conduct against HealthSouth;
- notify the HHS-OIG of the purchase, sale, closure, establishment, or relocation of facilities furnishing items or services that are reimbursed under federal healthcare programs; and
- submit annual reports to the HHS-OIG regarding our compliance with the CIA.

The CIA also requires that we engage an Independent Review Organization ("IRO") to assist us in assessing and evaluating: (1) our billing, coding, and cost reporting practices with respect to our inpatient rehabilitation hospitals, (2) our billing and coding practices for outpatient items and services furnished by outpatient departments of our inpatient hospitals; and (3) certain other obligations pursuant to the CIA and the Settlement Agreement. We engaged PricewaterhouseCoopers LLP to serve as our IRO.

We entered into a first addendum to our CIA which requires additional compliance training and annual audits of billing practices relating to prosthetic and orthotic devices. The addendum has a term of three years and will run concurrently with our existing five-year CIA. On December 14, 2007, in connection with the DOJ settlement described above relating to certain self-disclosures made to the HHS-OIG, we entered into a second addendum to our CIA, which requires additional compliance training and annual audits related to arrangements with referral sources. This addendum also runs concurrently with our existing five-year CIA.

On April 30, 2009, we submitted the annual report required by the CIA, which included a report by our IRO, to the HHS-OIG detailing our performance of the requirements of the CIA in 2008. We believe we have complied with the requirements of the CIA on a timely basis, and to date, there are no objections or unresolved comments from the HHS-OIG relating to our annual reports. Failure to meet our obligations under our CIA could result in stipulated financial penalties or extension of the term of the CIA. Failure to comply with material terms, however, could lead to exclusion from further participation in federal healthcare programs, including Medicare and Medicaid, which currently account for a substantial portion of our revenues.

SEC Settlement—

On June 6, 2005, the SEC approved a settlement (the "SEC Settlement") with us relating to the action filed by the SEC on March 19, 2003 captioned *SEC v. HealthSouth Corporation and Richard M. Scrushy*, No. CV-03-J-0615-S (N.D. Ala.) (the "SEC Litigation"). That lawsuit alleged that HealthSouth and Mr. Scrushy violated and/or aided and abetted violations of the antifraud, reporting, books-and-records, and internal controls provisions of the federal securities laws. Specifically, the complaint alleged that we overstated earnings by at least $1.4 billion and that this overstatement occurred because Mr. Scrushy insisted we meet or exceed earnings expectations established by Wall Street analysts.

Under the terms of the SEC Settlement, we agreed, without admitting or denying the SEC's allegations, to be enjoined from future violations of certain provisions of the securities laws. We also agreed to, among other things, pay a $100 million civil penalty and disgorgement of $100 to the SEC in the following installments: $12,500,100 by October 15, 2005, $12.5 million by April 15, 2006, $25.0 million by October 15, 2006; $25.0 million by April 15, 2007, and $25.0 million by October 15, 2007. We made all payments under the SEC Settlement in accordance with the above schedule. The plan for distribution of the fund created by our payments under the SEC Settlement (the "Disgorgement Fund") is discussed below in this Note in connection with the settlement fund relating to the Consolidated Securities Action at "Securities Litigation Settlement."

The SEC Settlement also provides that we must treat the amounts ordered to be paid as civil penalties paid to the government for all purposes, including all tax purposes, and that we will not be able to be reimbursed or indemnified for such payments through insurance or any other source, or use such payments to set off or reduce any award of compensatory damages to plaintiffs in related securities litigation pending against us.

In addition to the payments described above, we have complied with all other obligations under the SEC Settlement.

In connection with the SEC Settlement, we consented to the entry of a final judgment in the SEC Litigation by the United States District Court for the Northern District of Alabama, Southern Division, to implement the terms of the SEC Settlement.

Securities Litigation Settlement—

On June 24, 2003, the United States District Court for the Northern District of Alabama consolidated a number of separate securities lawsuits filed against us under the caption *In re HealthSouth Corp. Securities Litigation*, Master Consolidation File No. CV-03-BE-1500-S (the "Consolidated Securities Action"), which the court divided into two subclasses:

- Complaints based on purchases of our common stock were grouped under the caption *In re HealthSouth Corp. Stockholder Litigation*, Consolidated Case No. CV-03-BE-1501-S (the "Stockholder Securities Action"), which was further divided into complaints based on purchases of our common stock in the open market (grouped under the caption *In re HealthSouth Corp. Stockholder Litigation,* Consolidated Case No. CV-03-BE-1501-S) and claims based on the receipt of our common stock in mergers (grouped under the caption *HealthSouth Merger Cases*, Consolidated Case No. CV-98-2777-S). Although the plaintiffs in the *HealthSouth Merger Cases* have separate counsel and have filed separate claims, the *HealthSouth Merger Cases* are otherwise consolidated with the Stockholder Securities Action for all purposes.

- Complaints based on purchases of our debt securities were grouped under the caption *In re HealthSouth Corp. Bondholder Litigation*, Consolidated Case No. CV-03-BE-1502-S (the "Bondholder Securities Action").

On January 8, 2004, the plaintiffs in the Consolidated Securities Action filed a consolidated class action complaint. The complaint named us as a defendant, as well as more than 30 of our former employees, officers and directors, the underwriters of our debt securities, and our former auditor. The complaint alleged, among other things, (1) that we misrepresented or failed to disclose certain material facts concerning our business and financial condition and the impact of the Balanced Budget Act of 1997 on our operations in order to artificially inflate the price of our common stock, (2) that from January 14, 2002 through August 27, 2002, we misrepresented or failed to disclose certain material facts concerning our business and financial condition and the impact of the changes in Medicare reimbursement for outpatient therapy services on our operations in order to artificially inflate the price of our common stock, and that some of the individual defendants sold shares of such stock during the purported class period, and (3) that Mr. Scrushy instructed certain former senior officers and accounting personnel to materially inflate our earnings to match Wall Street analysts' expectations, and that senior officers of HealthSouth and other members of a self-described "family" held meetings to discuss the means by which our earnings could be inflated and that some of the individual defendants sold shares of our common stock during the purported class period. The Consolidated Securities Action complaint asserted claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended, and claims under Sections 10(b), 14(a), 20(a) and 20A of the Securities Exchange Act of 1934, as amended.

On February 22, 2006, we announced we had reached a preliminary agreement in principle with the lead plaintiffs in the Stockholder Securities Action, the Bondholder Securities Action, and the derivative litigation, as well as with our insurance carriers, to settle claims filed in those actions against us and many of our former directors and officers. On September 26, 2006, the plaintiffs in the Stockholder Securities Action and the Bondholder Securities Action, HealthSouth, and certain individual former HealthSouth employees and board members entered into and filed a stipulation of partial settlement of this litigation. We also entered into definitive agreements with the lead plaintiffs in these actions and the derivative actions, as well as certain of our insurance carriers, to settle the litigation. These settlement agreements memorialized the terms contained in the preliminary agreement in principle entered into in February 2006. On September 28, 2006, the United States District Court entered an order preliminarily approving the stipulation and settlement. Following a period to allow class members to opt out of the settlement and for objections to the settlement to be lodged, the Court held a hearing on January 8, 2007 and determined the proposed settlement was fair, reasonable and adequate to the class members and that it should receive final approval. An order approving the settlement was entered on January 11, 2007. Individual class members representing approximately 205,000 shares of common stock and one bondholder with a face value of $1.5 million elected to be excluded from the settlement. The order approving the settlement bars claims by the non-settling defendants arising out of or relating to the Stockholder Securities Action, the Bondholder Securities Action, and the derivative litigation but does not prevent other security holders excluded from the settlement from asserting claims directly against us.

Under the settlement agreements, federal securities and fraud claims brought in the Consolidated Securities Action against us and certain of our former directors and officers were settled in exchange for aggregate consideration of $445 million, consisting of HealthSouth common stock and warrants valued at $215 million and cash payments by HealthSouth's insurance carriers of $230 million. In addition, the settlement agreements provided that the plaintiffs in the Stockholder Securities Action and the Bondholder Securities Action will receive 25% of any net recoveries from any judgments obtained by us or on our behalf with respect to certain claims against Mr. Scrushy (excluding the $48 million judgment against Mr. Scrushy on January 3, 2006, as discussed in Note 23, *Contingencies and Other Commitments*), Ernst & Young LLP, our former auditor, and UBS Securities, our former primary investment bank, each of which after this settlement remained a defendant in the derivative actions as well as the Consolidated Securities Action. The settlement agreements were subject to the satisfaction of a number of conditions, including final approval of the United States District Court and the approval of bar orders in the Consolidated Securities Action and the derivative litigation by the United States District Court and the Alabama Circuit Court that would, among other things, preclude certain claims by the non-settling co-defendants against HealthSouth and the insurance carriers relating to matters covered by the settlement agreements. As more fully described in Note 23, *Contingencies and Other Commitments*, that approval was obtained on January 11, 2007. The settlement agreements also required HealthSouth to indemnify the settling insurance carriers, to the extent permitted by law, for any amounts they are legally obligated to pay to any non-settling defendants. As of December 31, 2009, we have not recorded a liability regarding these indemnifications, as we do not believe it is probable we will have to perform under the indemnification portion of these settlement agreements and any amount we would be required to pay is not estimable at this time.

The fund of common stock, warrants, and cash created by settlement of the Consolidated Securities Action (the "Settlement Fund") and the Disgorgement Fund were the subject of a joint order entered in the United States District Court for the Northern District of Alabama on October 3, 2007. The order approved the form and manner of notice, to be provided to potential claimants of the Settlement Fund and the Disgorgement Fund, regarding the proposed plan of allocation in the Consolidated Securities Action and the distribution plan under the SEC Settlement. Pursuant to the order, eligible claimants could have filed objections to the plan of allocation in the Consolidated Securities Action or the distribution plan under the SEC Settlement on or before December 15, 2007. On February 7, 2008, the court held a joint fairness hearing approving the plan of allocation.

Despite approval of the Consolidated Securities Action settlement, there are class members who have elected to opt out of the settlement and pursue claims individually. In addition, AIG Global Investment Corporation, which failed to opt out of the class settlement on a timely basis, requested that the court allow it to opt out despite missing the district court's deadline. In an order dated January 11, 2007, the court denied AIG's request for an expansion of time to opt out. On April 17, 2007, AIG filed a notice of appeal with the Eleventh Circuit Court of Appeals. The appeal was consolidated with the appeal by Mr. Scrushy of one provision in the bar order in the Consolidated Securities Action settlement. On June 17, 2009, the Eleventh Circuit Court of Appeals rejected the two appeals and affirmed the district court's approval of the settlement. The opportunity for Mr. Scrushy and AIG to seek review of the June 17, 2009 decision by the Eleventh Circuit Court of Appeals lapsed on September 15, 2009. Accordingly, on September 30, 2009, we issued an aggregate of 5,023,732 shares of common stock and 8,151,265 warrants to purchase our common stock in full satisfaction of our obligation to do so under the Consolidated Securities Action settlement. Pursuant to the Consolidated Securities Action settlement, the process for final distribution of the cash and securities to qualified claimants is being handled by counsel for the plaintiffs and the court approved administrator of the settlement funds.

In connection with the Consolidated Securities Action settlement, we recorded a charge of $215.0 million as *Government, class action, and related settlements expense* in our 2005 consolidated statement of operations. During each quarter subsequent to the initial recording of this liability, we reduced or increased our liability for this settlement based on the value of our common stock and the associated common stock warrants underlying the settlement. During 2008 and 2007, we reduced our liability for this settlement by $85.2 million and $24.0 million, respectively, based on the value of our common stock and the associated common stock warrants at year end. The corresponding liability of $74.6 million as of December 31, 2008 is included in *Government, class action, and related settlements* in our consolidated balance sheet. When the underlying common stock and warrants were issued on September 30, 2009, the corresponding liability included in *Government, class action, and related settlements* was $111.8 million. As a result of the issuance, there is no corresponding liability included in our balance sheet as of December 31, 2009.

In addition, in order to state the total liability related to the securities litigation settlement at the aggregate value of the consideration to be exchanged for the securities to be issued by us and the cash to be paid by the insurers, our consolidated balance sheet as of December 31, 2007 included a $230.0 million liability in *Government, class action, and related settlements*. The related receivable from our insurers in the amount of $230.0 million was also included in our consolidated balance sheet as of December 31, 2007 as *Insurance recoveries receivable*. During 2008, the United States District Court for the Northern District of Alabama issued three court orders awarding attorneys' fees and expenses to the stockholder plaintiffs' lead counsel, bondholder plaintiffs' counsel, and merger subclass counsel. During 2008, we reduced our liability and corresponding receivable by approximately $47.2 million, which represents the funds disbursed per these court orders. As a result of the issuance of the common stock and warrants described above, our consolidated balance sheet as of December 31, 2009 does not include this liability or corresponding receivable.

UBS Litigation Settlement—

In August 2003, claims on behalf of HealthSouth were brought in the *Tucker* derivative litigation (described below in Note 23, *Contingencies and Other Commitments*, "Derivative Litigation") against various UBS entities, alleging that from at least 1998 through 2002, when those entities served as our investment bankers, they breached their duties of care, suppressed information, and aided and abetted in the ongoing fraud. As a result of the UBS defendants' representation that UBS Securities is the proper defendant for all claims asserted in the complaint, UBS Securities became the named defendant in *Tucker*. The claims alleged that while the UBS entities were our fiduciaries, they became part of a conspiracy to artificially inflate the market price of our stock. The complaint sought compensatory and punitive damages, disgorgement of fees received from us by UBS entities, and attorneys' fees and costs. On August 3, 2005, UBS Securities filed counterclaims against us. Those claims included fraud, misrepresentation, negligence, breach of contract, and indemnity against us for allegedly providing UBS Securities with materially false information concerning our financial condition to induce UBS Securities to provide investment banking services. UBS Securities' counterclaims sought compensatory and punitive damages and a judgment declaring that we were liable for any losses, costs, or fees incurred by UBS Securities in connection with its defense of actions relating to the services UBS Securities provided to us. In August 2006, we and the plaintiffs in *Tucker* agreed to jointly prosecute the claims against UBS Securities in state court.

Additionally, on September 6, 2007, UBS AG filed an action against us in the Supreme Court of the State of New York, captioned *UBS AG, Stamford Branch v. HealthSouth Corporation*, Index No. 602993/07, based on the terms of a credit agreement with MedCenterDirect.com ("MCD") (the "New York action"). Prior to ceasing operations in 2003, MCD provided certain services to us relating to the purchase of equipment and supplies. We also previously owned 20.2% of MCD's equity securities. During 2003, UBS AG called its loan to MCD. In the New York action, UBS AG alleged we were the guarantor of the loan and sought recovery of the approximately $20 million principal of its loan to MCD and associated interest. However, UBS Securities filed an Answer and Counterclaim in the *Tucker* derivative litigation admitting that it funded the $20 million loan to MCD. On October 1, 2007, we removed UBS AG's case from New York state court to federal court in the Southern District of New York, which assigned it Case No. 07 cv 8490. On January 18, 2008, we filed a motion alleging, among other claims, that the loan by UBS AG to MCD was part of a scheme between our former disloyal officers, including Mr. Scrushy, and UBS entities to siphon money from HealthSouth. On April 7, 2008, UBS Securities amended its counterclaim in the *Tucker* derivative litigation so as to add claims against HealthSouth for breach of the MCD credit agreement.

In the New York action, the court issued an order on June 6, 2008 granting UBS AG's motion for summary judgment and denying HealthSouth's motion to dismiss or stay. Following the entry of an initial judgment in the incorrect amount, the court entered an amended judgment on June 16, 2008 in the amount of approximately $30.3 million in favor of UBS AG and against HealthSouth. HealthSouth moved the court to waive the requirement of a bond for security pending appeal, but in an order issued June 17, 2008, the court refused. On June 30, 2008, however, upon agreement of the parties, the court authorized HealthSouth to issue a letter of credit in the amount of approximately $33.6 million (i.e., 111% of the amended judgment) in lieu of a bond. HealthSouth filed its notice of appeal to the U.S. Court of Appeals for the Second Circuit on July 7, 2008. As described below, as part of the agreement with UBS Securities in the *Tucker* derivative litigation, this appeal was dismissed and the judgment was satisfied and released.

On January 13, 2009, the Circuit Court of Jefferson County, Alabama entered an order approving the agreement with UBS Securities to settle litigation filed by the derivative plaintiffs on HealthSouth's behalf in the *Tucker* derivative litigation (the "UBS Settlement") under which we received $100.0 million in cash and a release of all claims by the UBS entities, including the release and satisfaction of the judgment in favor of UBS AG in the New York action. That order also awarded to the derivative plaintiffs' attorneys fees and expenses of $26.2 million to be paid from the $100.0 million in cash we received. As of December 31, 2008, *Restricted cash* in the accompanying consolidated balance sheet included $97.9 million related to the UBS Settlement. The remaining $2.1 million was funded by the applicable insurance carrier in January 2009. UBS Securities and its insurance carriers transferred these amounts to an escrow account designated and controlled by us. These funds were released from escrow in 2009. Pursuant to the Consolidated Securities Action settlement, as discussed above in "Securities Litigation Settlement," we are obligated to pay 25% of the net settlement proceeds, after deducting all of our costs and expenses in connection with the *Tucker* derivative litigation including fees and expenses of the derivative counsel and our counsel, to the plaintiffs in the Consolidated Securities Action. The UBS Settlement does not affect our claims against any other defendants in the *Tucker* derivative litigation, or against HealthSouth's former independent auditor, Ernst & Young, which remain pending in arbitration.

As a result of the UBS Settlement, we recorded a $121.3 million gain in our 2008 consolidated statement of operations. This gain is comprised of the $100.0 million cash portion of the settlement plus the principal portion of the loan guarantee. The approximate $9.4 million gain associated with the reversal of the accrued interest on this loan is included in *Interest expense and amortization of debt discounts and fees* in our 2008 consolidated statement of operations. The $26.2 million owed to the derivative plaintiffs' attorneys is included in *Other current liabilities* in our consolidated balance sheet as of December 31, 2008, with the corresponding charge included in *Professional fees – accounting, tax, and legal* in our 2008 consolidated statement of operations. We paid that amount to the derivative plaintiffs' attorneys in 2009. An estimate of the 25% of the net settlement proceeds to be paid to the plaintiffs in the Consolidated Securities Action is included in *Other current liabilities* in our consolidated balance sheets as of December 31, 2009 and December 31, 2008, with the corresponding charge included in *Government, class action, and related settlements expense* in our 2008 consolidated statement of operations.

Capstone Litigation Settlement—

In August 2002, claims on behalf of HealthSouth were brought in the *Tucker* derivative litigation (described below in Note 23, *Contingencies and Other Commitments*, "Derivative Litigation,") against Capstone Capital Corporation, now known as HR Acquisition I Corp., alleging misrepresentations, conspiracy, and aiding and abetting the breach of fiduciary duties by certain of our former executives. In particular, the claims pursued against Capstone relate to the sale and leaseback of 14 properties that we initially owned. On May 8, 2009, the Circuit Court of Jefferson County, Alabama entered an order approving a settlement agreement among us, the derivative plaintiffs and Capstone (the "Capstone Settlement"). Under the settlement, all claims against Capstone in the *Tucker* litigation were released, and we and Capstone agreed to, among other things, restructure four leases on terms more favorable and beneficial to us and remove us as guarantor on three other properties. Under the settlement, we also paid $1.2 million in fees and expenses to the derivative plaintiffs' attorneys, and Capstone reimbursed us for half of those fees and expenses.

Amounts recorded during the year ended December 31, 2009 related to the Capstone Settlement did not have a material effect on our financial position, results of operations, or cash flows. The Capstone Settlement does not release our claims against any other defendants in the *Tucker* derivative litigation, or against our former independent auditor, Ernst & Young, which remain pending in arbitration.

Lloyd Noland Foundation Litigation Settlement—

We were named as a defendant in two related lawsuits arising from our operation of the former Lloyd Noland Hospital, later renamed HealthSouth Metro West Hospital, styled *The Lloyd Noland Foundation, Inc. v. Tenet Healthcare Corp. v. HealthSouth Corporation*, Case No. 2:01-cv-0437-KOB in the United States District for the Northern District of Alabama (the "Federal Case"), filed February 16, 2001, and *The Lloyd Noland Foundation v. HealthSouth Corporation*, Case No. CV-2004-1638 in the Circuit Court for Jefferson County, Alabama, Bessemer Division (the "Bessemer Case"), filed in Jefferson County on August 27, 2004, and transferred to the Jefferson County, Bessemer Division on December 1, 2004. Tenet Healthcare Corporation asserted third-party indemnity claims against us in the Federal Case on July 3, 2001. The cases involved a contractual dispute arising from agreements entered into in 1996 and 1999, one of which included a provision for our indemnification of Tenet for any liability it may have to The Lloyd Noland Foundation (the "Foundation") under the other agreement.

On December 19, 2008, following a jury trial in the Federal Case, the court entered a judgment against Tenet in favor of the Foundation for $7.7 million in damages. Pursuant to a prior ruling by the federal trial court, we would be obligated to indemnify Tenet for $5.1 million of those damages, plus Tenet's and certain of the Foundation's reasonable attorneys' fees and expenses to be determined by the court. An estimate of this total obligation was included in *Government, class action, and related settlements* in our consolidated balance sheet as of December 31, 2008, with the related changes included in *Government, class action, and related settlements expense* in our 2008 consolidated statement of operations.

On May 15, 2009, we entered into an agreement with Tenet and the Foundation to settle both the Federal Case and the Bessemer Case. Under the terms of the confidential settlement agreement, those cases were jointly dismissed with prejudice. This settlement did not have a material impact on our financial position, results of operations, or cash flows.

Insurance Coverage Litigation Settlement—

In 2003, approximately 14 insurance companies filed complaints in state and federal courts in Alabama, Delaware, and Georgia alleging the insurance policies issued by those companies to us and/or some of our directors and officers should be rescinded on grounds of fraudulent inducement. The complaints also sought a declaration that we and/or some of our current and former directors and officers are not covered under various insurance policies. These lawsuits challenged the majority of our director and officer liability policies, including our primary director and officer liability policy in effect for the claims at issue. Actions filed by insurance companies in the United States District Court for the Northern District of Alabama were consolidated for pretrial and discovery purposes under the caption *In re HealthSouth Corp. Insurance Litigation*, Consolidated Case No. CV-03-BE-1139-S. Four lawsuits filed by insurance companies in the Circuit Court of Jefferson County, Alabama were consolidated with the *Tucker* derivative litigation for discovery and other pretrial purposes. See Note 23, *Contingencies and Other Commitments*, "Derivative Litigation." Cases related to insurance coverage that were filed in Georgia and Delaware have been dismissed. We filed counterclaims against a number of the plaintiffs in these cases alleging, among other things, bad faith for wrongful failure to provide coverage.

On September 26, 2006, in connection with the settlement of the Consolidated Securities Action and derivative litigation, we executed a settlement agreement with the insurers that is substantively consistent with the preliminary agreement in principle reached in February 2006. The settlement agreement also requires HealthSouth to indemnify the settling insurance carriers, to the extent permitted by law, for any amounts they are legally obligated to pay to any non-settling defendants. As a result of the settlement, the consolidated insurance litigation pending in the United States District Court for the Northern District of Alabama has been dismissed without prejudice. The four insurance actions filed in the Circuit Court of Jefferson County have been placed on the Court's administrative docket and are due to be dismissed as a result of the Eleventh Circuit Court of Appeals denial of Mr. Scrushy's appeal of one provision of the bar order relating to the settlement.

23. Contingencies and Other Commitments:

We operate in a highly regulated and litigious industry. As a result, various lawsuits, claims, and legal and regulatory proceedings have been and can be expected to be instituted or asserted against us. The resolution of any such lawsuits, claims, or legal and regulatory proceedings could materially and adversely affect our financial position, results of operations, and cash flows in a given period.

Securities Litigation—

See Note 22, *Settlements,* "Securities Litigation Settlement," for a discussion of the settlement entered into with the lead plaintiffs in certain securities actions.

On November 24, 2004, an individual securities fraud action captioned *Burke v. HealthSouth Corp., et al.*, 04-B-2451 (OES), was filed in the United States District Court of Colorado against us, some of our former directors and officers, and our former auditor. The complaint makes allegations similar to those in the Consolidated Securities Action, as defined in Note 22, *Settlements,* "Securities Litigation Settlement," and asserts claims under the federal securities laws and Colorado state law based on the plaintiff's alleged receipt of unexercised options and the plaintiff's open-market purchases of our stock. By order dated May 3, 2005, the action was transferred to the United States District Court for the Northern District of Alabama, where it remains pending. The plaintiff in this case has not opted out of the Consolidated Securities Action settlement discussed in Note 22, *Settlements,* "Securities Litigation Settlement." Although the deadline for opting out in the Consolidated Securities Action has passed, if the *Burke* action resumes, we will continue to vigorously defend ourselves in this case. However, based on the stage of litigation, and review of the current facts and circumstances, we are unable to determine an amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this case should litigation continue or whether any resultant liability would have a material adverse effect on our financial position, results of operations, or cash flows.

Derivative Litigation—

All lawsuits purporting to be derivative complaints filed in the Circuit Court of Jefferson County, Alabama since 2002 have been consolidated and stayed in favor of the first-filed action captioned *Tucker v. Scrushy*, CV-02-5212, filed August 28, 2002. Derivative lawsuits in other jurisdictions have been stayed. The *Tucker* complaint named as defendants a number of our former officers and directors. *Tucker* also asserted claims on our behalf against Ernst & Young and UBS entities, as well as against MedCenterDirect.com, Capstone, and G.G. Enterprises. When originally filed, the primary allegations in the *Tucker* case involved self-dealing by Mr. Scrushy and other insiders through transactions with various entities allegedly controlled by Mr. Scrushy. The complaint was amended four times to add additional defendants and include claims of accounting fraud, improper Medicare billing practices, and additional self-dealing transactions.

On January 13, 2009, the Circuit Court of Jefferson County, Alabama approved the agreement among us, the derivative plaintiffs, and UBS Securities to settle the claims against and by UBS Securities in the *Tucker* litigation. On May 8, 2009, the Circuit Court of Jefferson County, Alabama approved the agreement among us, the derivative plaintiffs, and Capstone to settle the claims against Capstone in the *Tucker* litigation. On June 18, 2009, the court found Mr. Scrushy liable for, and awarded us, $2.9 billion in damages as a result of breaches of fiduciary duty and fraud he perpetrated from 1996 to 2003. On July 24, 2009, Mr. Scrushy filed a notice of appeal of the trial court's decision. No assurances can be given as to whether or when any amounts will be received from Mr. Scrushy, nor can we provide any assurances as to the collectability of any amounts owed from Mr. Scrushy. Therefore, no amounts related to this award are included in our consolidated financial statements. The *Tucker* derivative litigation and the related settlements to date are more fully described in Note 22, *Settlements*.

The settlements with UBS Securities and Capstone do not release our claims against any other defendants in the *Tucker* litigation, or against our former independent auditor, Ernst & Young, which remain pending in arbitration. The *Tucker* derivative claims against Ernst & Young and other defendants listed above remain pending and have moved through fact discovery on an expedited schedule that was coordinated with the federal securities claims by our former stockholders and bondholders against Mr. Scrushy, Ernst & Young, and UBS. We are no longer a party in the federal securities claims action described in Note 22, *Settlements*, "Securities Litigation Settlement," by our former stockholders and bondholders against Mr. Scrushy, Ernst & Young, and UBS and are not a party to or beneficiary of any settlements between the plaintiffs and the remaining defendants.

Litigation By and Against Richard M. Scrushy—

On December 9, 2005, Mr. Scrushy filed a complaint in the Circuit Court of Jefferson County, Alabama, captioned *Scrushy v. HealthSouth*, CV-05-7364. The complaint alleged that, as a result of Mr. Scrushy's removal from the position of chief executive officer in March 2003, we owed him "in excess of $70 million" pursuant to an employment agreement dated as of September 17, 2002. On December 28, 2005, we counterclaimed against Mr. Scrushy, asserting claims for breaches of fiduciary duty and fraud arising out of Mr. Scrushy's tenure with us, and seeking compensatory damages, punitive damages, and disgorgement of wrongfully obtained benefits. We also asserted that any employment agreements with Mr. Scrushy should be void and unenforceable. On July 7, 2009, we filed a motion for summary judgment on all claims by Mr. Scrushy based upon the *Tucker* court's June 18, 2009 ruling that Mr. Scrushy's employment agreements are void and rescinded. We understand that the court does not intend to rule on this motion at the present time.

On June 18, 2009, the Circuit Court of Jefferson County, Alabama ruled on our derivative claims against Mr. Scrushy presented during a non-jury trial held May 11 to May 26, 2009. The court held Mr. Scrushy responsible for fraud and breach of fiduciary duties and awarded us $2.9 billion in damages. On July 24, 2009, Mr. Scrushy filed a notice of appeal of the trial court's decision, and we expect briefing of the appeal in the Supreme Court of Alabama to be completed in the first half of 2010. At this time, we cannot predict when and to what extent this judgment can be collected. We will pursue collection aggressively and to the fullest extent permitted by law. We, in coordination with derivative plaintiffs' counsel, are attempting to locate, in order to collect the judgment, Mr. Scrushy's current assets and other assets we believe were improperly disposed. Part of this effort is a fraudulent transfer complaint filed on July 2, 2009 against Mr. Scrushy and a number of related entities by derivative plaintiffs for the benefit of HealthSouth in the Circuit Court of Jefferson County, Alabama, captioned *Tucker v. Scrushy et al.*, CV-09-902145. In that same case, on August 26, 2009, Mr. Scrushy's wife, Leslie Scrushy, filed a counterclaim against the plaintiffs and HealthSouth seeking a declaration that certain personal property belongs to her or her children and not to Mr. Scrushy. HealthSouth filed an answer in this case on September 24, 2009, denying Mrs. Scrushy's entitlement to the relief she seeks. While these proceedings continue, some of Mr. Scrushy's assets have been seized and sold at auction pursuant to the state law procedure for collection of a judgment. Other assets will likewise be sold from time to time. We do not anticipate that any of his assets, or the proceeds from their sale, will be distributed to us or any other party until the final disposition of Mr. Scrushy's appeal of the verdict. We are obligated to pay 35% of any recovery from Mr. Scrushy along with reasonable out-of-pocket expenses to the attorneys for the derivative shareholder plaintiffs. Under the Consolidated Securities Action settlement, we must also pay the federal plaintiffs 25% of any net recovery from Mr. Scrushy. After payment of these obligations and other amounts related to professional fees and expenses, we expect our recovery to be between 40% and 45% of any amounts collected.

In March 2009, Mr. Scrushy filed an arbitration demand claiming that we are obligated under a separate indemnification agreement to indemnify him for certain costs associated with litigation and to advance to him his attorneys' fees and costs. On May 14, 2009, the arbitrator ruled that we should deposit certain funds for attorneys' fees in escrow until after a ruling in the *Tucker* litigation. As a result of the *Tucker* court's June 18, 2009 ruling that Mr. Scrushy committed fraud and breached his fiduciary duties, the arbitrator allowed us to withdraw all funds from the escrow. Any future obligation to pay such fees would be tied to the success of his appeal of the June 18, 2009 ruling. As of December 31, 2008, we included an estimate of those legal fees in *Other current liabilities* in our consolidated balance sheet. As a result of the court ruling that Mr. Scrushy committed fraud and breached his fiduciary duties, we have no obligation to indemnify him for any litigation costs. Therefore, we removed this accrual from our balance sheet and recorded an approximate $6.5 million gain in *Professional fees – accounting, tax, and legal* during the year ended December 31, 2009.

Litigation By and Against Former Independent Auditor—

In March 2003, claims on behalf of HealthSouth were brought in the *Tucker* derivative litigation against Ernst & Young, alleging that from 1996 through 2002, when Ernst & Young served as our independent auditor, Ernst & Young acted recklessly and with gross negligence in performing its duties, and specifically that Ernst & Young failed to perform reviews and audits of our financial statements with due professional care as required by law and by its contractual agreements with us. The claims further allege Ernst & Young either knew of or, in the exercise of due care, should have discovered and investigated the fraudulent and improper accounting practices being directed by certain officers and employees, and should have reported them to our board of directors and the Audit Committee. The claims seek compensatory and punitive damages, disgorgement of fees received from us by Ernst & Young, and attorneys' fees and costs. On March 18, 2005, Ernst & Young filed a lawsuit captioned *Ernst & Young LLP v. HealthSouth Corp.*, CV-05-1618, in the Circuit Court of Jefferson County, Alabama. The complaint asserts that the filing of the claims against us was for the purpose of suspending any statute of limitations applicable to those claims. The complaint alleges we provided Ernst & Young with fraudulent management representation letters, financial statements, invoices, bank reconciliations, and journal entries in an effort to conceal accounting fraud. Ernst & Young claims that as a result of our actions, Ernst & Young's reputation has been injured and it has and will incur damages, expense, and legal fees. On April 1, 2005, we answered Ernst & Young's claims and asserted counterclaims related or identical to those asserted in the *Tucker* action. Upon Ernst & Young's motion, the Alabama state court referred Ernst & Young's claims and our counterclaims to arbitration pursuant to a clause in the engagement agreements between HealthSouth and Ernst & Young. On July 12, 2006, we and the derivative plaintiffs filed an arbitration demand on behalf of HealthSouth against Ernst & Young. On August 7, 2006, Ernst & Young filed an answering statement and counterclaim in the arbitration reasserting the claims made in state court. In August 2006, we and the derivative plaintiffs agreed to jointly prosecute the claims against Ernst & Young in arbitration.

We are vigorously pursuing our claims against Ernst & Young and defending the claims against us. The three-person arbitration panel that will adjudicate the claims and counterclaims in arbitration has been selected under rules of the American Arbitration Association (the "AAA"). The arbitration process has begun. However, pursuant to an order of the AAA panel, all aspects of the arbitration are confidential. Accordingly, we will not discuss the arbitration until there is a resolution. Based on the stage of litigation, and review of the current facts and circumstances, it is not possible to estimate the amount of loss, if any, or range of possible loss that might result from an adverse judgment or a settlement of this case.

Certain Regulatory Actions—

The False Claims Act, 18 U.S.C. § 287, allows private citizens, called "relators," to institute civil proceedings alleging violations of the False Claims Act. These *qui tam* cases are generally sealed by the court at the time of filing. The only parties privy to the information contained in the complaint are the relator, the federal government, and the presiding court. It is possible that *qui tam* lawsuits have been filed against us and that we are unaware of such filings or have been ordered by the presiding court not to discuss or disclose the filing of such lawsuits. We may be subject to liability under one or more undisclosed qui tam cases brought pursuant to the False Claims Act.

General Medicine Action—

On August 16, 2004, General Medicine, P.C. filed a lawsuit against us captioned *General Medicine, P.C. v. HealthSouth Corp.* seeking the recovery of allegedly fraudulent transfers involving assets of Horizon/CMS Healthcare Corporation, a former subsidiary of HealthSouth. The lawsuit was filed in the Circuit Court of Shelby County, Alabama, but was transferred to the Circuit Court of Jefferson County, Alabama on February 28, 2005, where it was assigned case number CV-05-1483 (the "Alabama Action").

The underlying claim against Horizon/CMS originates from a services contract entered into in 1995 between General Medicine and Horizon/CMS whereby General Medicine agreed to provide medical director services to skilled nursing facilities owned by Horizon/CMS for a term of three years. Horizon/CMS terminated the agreement six months after it was executed, and General Medicine then initiated a lawsuit in the United States District Court for the Eastern District of Michigan in 1996 (the "Michigan Action"). General Medicine's complaint in the Michigan Action alleged that Horizon/CMS breached the services contract by wrongfully terminating General Medicine. We acquired Horizon/CMS in 1997 and sold it to Meadowbrook Healthcare, Inc. in 2001 pursuant to a stock purchase agreement. In 2004, Meadowbrook consented to the entry of a final judgment in the Michigan Action in the amount of $376 million (the "Consent Judgment") in favor of General Medicine against Horizon/CMS for the alleged wrongful termination of the contract with General Medicine. We were not a party to the Michigan Action or the settlement negotiated by Meadowbrook. The settlement agreement which was the basis for the Consent Judgment provided that Meadowbrook would pay only $0.3 million to General Medicine to settle the Michigan Action. The settlement agreement further provided that General Medicine would seek to recover the remaining balance of the Consent Judgment solely from us.

The complaint filed by General Medicine against us in the Alabama Action alleged that while Horizon/CMS was our wholly owned subsidiary and General Medicine was an existing creditor of Horizon/CMS, we caused Horizon/CMS to transfer its assets to us for less than a reasonably equivalent value or, in the alternative, with the actual intent to defraud creditors of Horizon/CMS, including General Medicine, in violation of the Alabama Uniform Fraudulent Transfer Act. General Medicine's complaint requested relief including recovery of the unpaid amount of the Consent Judgment, the avoidance of the subject transfers of assets, attachment of the assets transferred to us, appointment of a receiver over the transferred properties, and a monetary judgment for the value of properties transferred. On September 2, 2008, General Medicine filed an amended complaint which alleged that we should be held liable for the Consent Judgment under two new theories: fraud and alter ego. Specifically, General Medicine alleged in its amended complaint that we, while Horizon's parent from 1997 to 2001, failed to observe corporate formalities in its operation and ownership of Horizon, misused its control of Horizon, stripped assets from Horizon, and engaged in other conduct which amounted to a fraud on Horizon's creditors, including General Medicine.

In the Alabama Action, we filed an answer to General Medicine's complaint, as amended, denying liability to General Medicine. We have also asserted counterclaims against General Medicine for fraud, injurious falsehood, tortious interference with business relations, conspiracy, unjust enrichment, and other causes of action. In our counterclaims, we alleged the Consent Judgment is the product of fraud, collusion and bad faith by General Medicine and Meadowbrook and, further, that these parties were guilty of a conspiracy to manufacture a lawsuit against HealthSouth in favor of General Medicine. The Alabama Action has now entered the discovery stage but is stayed subject to the outcome of the pending motions in the Michigan Action discussed below. We intend to vigorously defend ourselves against General Medicine's claim and to vigorously prosecute our counterclaims against General Medicine.

In the Michigan Action, we filed a motion on October 17, 2008 asking the court to set aside the Consent Judgment on grounds that it was the product of fraud on the court and collusion by the parties. On May 21, 2009, the court granted our motion to set aside the Consent Judgment on grounds that it was the product of fraud on the court. In its order setting aside the Consent Judgment, the court directed General Medicine and Horizon/CMS to confer with each other and the court's case manager to determine what further proceedings are appropriate in the Michigan Action. On June 17, 2009, Horizon/CMS filed a motion for clarification requesting the court rule that Horizon/CMS has fully complied with its obligations under the settlement agreement and is therefore not required to participate in any further proceedings. On June 17, 2009, we filed a motion to intervene in the Michigan Action for the limited purpose of protecting our interests. We also filed a motion to dismiss the Michigan Action as settled and as a sanction for General Medicine's fraud on the court. On July 21, 2009, General Medicine filed a motion to compel Horizon/CMS to enter into a new consent judgment in favor of General Medicine. The pending motions were scheduled to be argued before the court on February 18, 2010. At this time, we do not know when the court will rule on the matters pending before it.

Based on the stage of litigation, and review of the current facts and circumstances, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or settlement of this case.

United HealthCare Services Litigation—

On March 19, 2009, United HealthCare Services, Inc. and certain affiliates filed an initial arbitration demand with the AAA against us relating to disputes over therapy service claims paid from 1997 through 2003. United alleges that during that period we submitted fraudulent claims, or claims otherwise in breach of various provider agreements, for reimbursement of therapy services for patients insured under plans provided or administered by United. United requests an accounting and seeks compensatory damages in excess of $10 million, punitive damages, interest, and attorneys' fees.

On April 14, 2009, we filed an action in Circuit Court in Jefferson County, Alabama, captioned *HealthSouth Corp. v. United Healthcare Services, Inc.*, CV-2009-901288, seeking a declaratory judgment that we are not required to arbitrate the claims alleged in United's arbitration demand, seeking an order enjoining the AAA arbitration, and reserving our claims against United for underpayment and breach of contract. We assert that the AAA lacks jurisdiction to arbitrate these claims because we did not agree to arbitration and because, among other reasons, United's arbitration demand disregards the conditions precedent to arbitration and other terms contained in the provider agreements upon which United relies, seeks damages expressly excluded from arbitration, and violates state insurance laws which prohibit United from seeking to recoup claims many years after they were submitted and paid. United has not yet answered our complaint, but on May 18, 2009, United filed a motion with the court to compel arbitration of the claims presented in their AAA arbitration demand. On January 4, 2010, we filed a second amended complaint adding an additional declaratory judgment count against all defendants and, in response, United filed a second amended motion to compel arbitration on January 15, 2010. On February 12, 2010, the court heard oral argument on United's motion to compel arbitration. At this time, we do not know when the court will rule on the matters pending before it.

On May 1, 2009, we filed with AAA our answer requesting that the AAA arbitration be stayed pending the outcome of our action filed in Circuit Court in Jefferson County, challenging, as a preliminary matter, the AAA's jurisdiction to arbitrate the claims alleged by United, denying the claims asserted by United, raising defenses and asserting counterclaims including breaches of contract, breach of implied covenant of good faith and fair dealing. In connection with our counterclaim, we are seeking restitution for, among other things, United's wrongful recoupment and underpayment of paid claims submitted and compensatory damages in excess of $10 million, together with interest and the costs, fees and expenses of arbitration.

On May 16, 2009, United filed with AAA an amended arbitration demand adding certain Select Medical Corporation subsidiaries as named respondents, which, with one exception, are successors to HealthSouth entities that signed one or more of the provider agreements at issue in United's demand. Pursuant to the Stock Purchase Agreement between us and Select, we are obligated to defend and indemnify Select and its affiliates named in United's amended arbitration demand. See Note 18, *Assets Held for Sale and Results of Discontinued Operations*, and the "Other Matters" section of this note. On June 11, 2009, answers were filed with AAA on behalf of all HealthSouth and Select respondents. These answers reiterated the denials, defenses, jurisdictional objections and challenges, and counterclaims previously asserted in our initial answer. The Select entities did not assert any counterclaims. AAA has indicated it will request that the parties file contentions regarding the specific locales the parties believe would be appropriate to hear any arbitrations and from where any potential arbitration panels may be selected. Should the arbitration proceed, we intend to vigorously defend ourselves.

We intend to vigorously defend ourselves against United's claims and to vigorously prosecute our counterclaims against United. Although we continue to believe in the merit of our claims and counterclaims and the lack of merit in United's, we have included an estimate of this potential liability in our results of discontinued operations for the year ended December 31, 2009, as this claim relates primarily to our former outpatient division. We consider this estimate to be adequate for these liability risks. However, there can be no assurance the ultimate liability, if any, will not exceed our estimate.

Other Litigation—

We have been named as a defendant in a lawsuit brought by individuals in the Circuit Court of Jefferson County, Alabama, *Nichols v. HealthSouth Corp.*, CV-03-2023, filed March 28, 2003. The plaintiffs alleged that we, some of our former officers, and our former auditor engaged in a scheme to overstate and misrepresent our earnings and financial position. The plaintiffs sought compensatory and punitive damages. This case was consolidated with the *Tucker* case for discovery and other pretrial purposes. The plaintiffs are subject to the Consolidated Securities Action settlement discussed in Note 22, *Settlements,* "Securities Litigation Settlement," and thereby foreclosed from pursuing these state court actions based on purchases made during the class period unless they opted out of that settlement. The *Nichols* lawsuit asserts claims on behalf of a number of plaintiffs, all but three of whom opted out of the settlement. John Kapoor, who claimed to have purchased over 900,000 shares of stock, attempted to opt-out, but his attempt was deemed invalid by the court. Mr. Kapoor has not challenged this determination. The remaining *Nichols* plaintiffs that opted out of the settlement claimed losses of approximately $5.4 million. The *Nichols* lawsuit is currently stayed in the Circuit Court. On January 12, 2009, the plaintiffs in the case filed a motion to lift the stay which the court subsequently denied. We intend to vigorously defend ourselves in these cases. Based on the stage of litigation, and review of the current facts and circumstances, it is not possible to estimate the amount of loss, if any, or range of possible loss that might result from an adverse judgment or a settlement of these cases.

Other Matters—

It is our obligation as a participant in Medicare and other federal healthcare programs to routinely conduct audits and reviews of the accuracy of our billing systems and other regulatory compliance matters. As a result of these reviews, we have made, and will continue to make, disclosures to the HHS-OIG relating to amounts we suspect represent over-payments from these programs, whether due to inaccurate billing or otherwise. Some of these disclosures have resulted in, or may result in, HealthSouth refunding amounts to Medicare or other federal healthcare programs. See Note 22, *Settlements*, "Medicare Program Settlement - The 2004 Civil DOJ Settlement" and "Medicare Program Settlement - The December 2004 Corporate Integrity Agreement."

We also face certain financial risks and challenges relating to our 2007 divestiture transactions (see Note 18, *Assets Held for Sale and Results of Discontinued Operations*) following their closing. These include indemnification obligations, which in the aggregate could have a material adverse effect on our financial position, results of operations, and cash flows.

Other Commitments—

We are a party to service and other contracts in connection with conducting our business. Minimum amounts due under these agreements are $24.2 million in 2010, $3.7 million in 2011, $2.4 million in 2012, $1.2 million in 2013, and $1.0 million in 2014. These contracts primarily relate to software licensing and support, telecommunications, certain equipment, and medical supplies.

We also have commitments under severance agreements with former employees. Payments under these agreements approximate $0.3 million in 2010, $0.2 million in 2011, $0.2 million in 2012, $0.2 million in 2013, $0.2 million in 2014, and $2.4 million thereafter.

24. Quarterly Data (Unaudited):

	2009				
	First[a]	Second[a]	Third[a]	Fourth	Total
	(In Millions, Except Per Share Data)				
Net operating revenues	$ 472.9	$ 481.6	$ 470.4	$ 486.2	$ 1,911.1
Operating earnings[b]	86.9	25.7	61.0	71.0	244.6
Income from continuing operations	56.2	2.3	33.9	34.3	126.7
(Loss) income from discontinued operations, net of tax	(2.7)	1.3	(9.1)	12.6	2.1
Net income	53.5	3.6	24.8	46.9	128.8
Net income attributable to noncontrolling interests	(8.6)	(9.1)	(8.0)	(8.3)	(34.0)
Net income (loss) attributable to HealthSouth	$ 44.9	$ (5.5)	$ 16.8	$ 38.6	$ 94.8
Basic and diluted earnings per common share:					
Income (loss) from continuing operations attributable to HealthSouth common shareholders	$ 0.47	$ (0.15)	$ 0.22	$ 0.22	$ 0.76
(Loss) income from discontinued operations, net of tax, attributable to HealthSouth common shareholders	(0.03)	0.01	(0.10)	0.13	0.01
Net income (loss) per share attributable to HealthSouth common shareholders	$ 0.44	$ (0.14)	$ 0.12	$ 0.35	$ 0.77

	2008				
	First[a]	Second[a]	Third[a]	Fourth[a]	Total
	(In Millions, Except Per Share Data)				
Net operating revenues	$ 461.8	$ 454.1	$ 452.8	$ 460.8	$ 1,829.5
Operating earnings[b]	88.4	66.4	37.4	194.6	386.8
Income from continuing operations	12.3	56.6	15.7	181.0	265.6
Income (loss) from discontinued operations, net of tax,	14.1	(4.2)	(2.9)	9.2	16.2
Net income	26.4	52.4	12.8	190.2	281.8
Net income attributable to noncontrolling interests	(6.6)	(8.3)	(6.2)	(8.3)	(29.4)
Net income attributable to HealthSouth	$ 19.8	$ 44.1	$ 6.6	$ 181.9	$ 252.4
Basic and diluted earnings per common share:					
Basic:[c]					
(Loss) income from continuing operations attributable to HealthSouth common shareholders	$ (0.02)	$ 0.52	$ 0.04	$ 1.91	$ 2.53
Income (loss) from discontinued operations, net of tax, attributable to HealthSouth common shareholders	0.19	(0.05)	(0.04)	0.10	0.20
Net income per share attributable to HealthSouth common shareholders	$ 0.17	$ 0.47	$ 0.00	$ 2.01	$ 2.73
Diluted:[d]					
(Loss) income from continuing operations attributable to HealthSouth common shareholders	$ (0.02)	$ 0.52	$ 0.04	$ 1.72	$ 2.45
Income (loss) from discontinued operations, net of tax, attributable to HealthSouth common shareholders	0.19	(0.05)	(0.04)	0.09	0.17
Net income per share attributable to HealthSouth common shareholders	$ 0.17	$ 0.47	$ 0.00	$ 1.81	$ 2.62

(a) Amounts are presented using facilities identified as of December 31, 2009 that met the requirements to be reported as discontinued operations.

(b) We define operating earnings as income from continuing operations attributable to HealthSouth before (1) loss on early extinguishment of debt; (2) interest expense and amortization of debt discounts and fees; (3) other income; (4) loss on interest rate swaps, and (5) income tax expense or benefit .

(c) Basic per share amounts may not sum due to the weighted average common shares outstanding each quarter compared to the weighted average common shares outstanding during the entire year.

(d) Total diluted earnings per common share will not sum due to antidilution in the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008.

25. Condensed Consolidating Financial Information:

The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X, Rule 3-10, “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered.” Each of the subsidiary guarantors is 100% owned by HealthSouth, and all guarantees are full and unconditional and joint and several. HealthSouth's investments in its consolidated subsidiaries, as well as guarantor subsidiaries' investments in non-guarantor subsidiaries and non-guarantor subsidiaries' investments in guarantor subsidiaries, are presented under the equity method of accounting.

As described in Note 8, *Long-term Debt*, the terms of our credit agreement restrict us from declaring or paying cash dividends on our common stock unless: (1) we are not in default under our credit agreement and (2) the amount of the dividend, when added to the aggregate amount of certain other defined payments made during the same fiscal year, does not exceed certain maximum thresholds. However, as described in Note 11, *Convertible Perpetual Preferred Stock*, our preferred stock generally provides for the payment of cash dividends, subject to certain limitations.

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Operations

	For the Year Ended December 31, 2009				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Net operating revenues	$ 77.6	$ 1,330.9	$ 539.8	$ (37.2)	$ 1,911.1
Operating expenses:					
Salaries and benefits	50.9	644.7	265.5	(12.3)	948.8
Other operating expenses	21.5	181.8	83.5	(15.4)	271.4
General and administrative expenses	104.5	-	-	-	104.5
Supplies	6.5	76.9	29.0	-	112.4
Depreciation and amortization	8.9	47.7	14.3	-	70.9
Occupancy costs	3.9	35.9	17.1	(9.3)	47.6
Provision for doubtful accounts	2.5	22.2	8.4	-	33.1
Loss on disposal of assets	-	3.4	0.1	-	3.5
Government, class action, and related settlements expense	36.7	-	-	-	36.7
Professional fees—accounting, tax, and legal	8.8	-	-	-	8.8
Total operating expenses	244.2	1,012.6	417.9	(37.0)	1,637.7
Loss on early extinguishment of debt	12.5	-	-	-	12.5
Interest expense and amortization of debt discounts and fees	114.5	8.6	3.1	(0.4)	125.8
Other expense (income)	0.7	(0.4)	(4.1)	0.4	(3.4)
Loss on interest rate swaps	19.6	-	-	-	19.6
Equity in net income of nonconsolidated affiliates	(1.9)	(2.5)	(0.2)	-	(4.6)
Equity in net income of consolidated affiliates—					
Gain on sale of consolidated affiliate	(13.4)	-	-	13.4	-
Income from operations of consolidated affiliates	(165.6)	(13.3)	(3.2)	182.1	-
Management fees	(84.5)	65.5	19.0	-	-
(Loss) income from continuing operations before income tax (benefit) expense	(48.5)	260.4	107.3	(195.7)	123.5
Provision for income tax (benefit) expense	(153.1)	120.8	29.1	-	(3.2)
Income from continuing operations	104.6	139.6	78.2	(195.7)	126.7
(Loss) income from discontinued operations, net of income tax benefit	(9.8)	(3.3)	1.6	13.6	2.1
Net Income	94.8	136.3	79.8	(182.1)	128.8
Less: Net income attributable to noncontolling interests	-	-	(34.0)	-	(34.0)
Net income attributable to HealthSouth	$ 94.8	$ 136.3	$ 45.8	$ (182.1)	$ 94.8

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Operations

	For the Year Ended December 31, 2008				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Net operating revenues	$ 78.3	$ 1,274.5	$ 503.8	$ (27.1)	$ 1,829.5
Operating expenses:					
Salaries and benefits	50.1	633.4	252.8	(8.1)	928.2
Other operating expenses	19.3	180.4	75.0	(9.8)	264.9
General and administrative expenses	105.5	-	-	-	105.5
Supplies	6.9	73.4	27.9	-	108.2
Depreciation and amortization	22.4	45.1	14.9	-	82.4
Impairment of long-lived assets	-	0.6	-	-	0.6
Gain on UBS Settlement	(121.3)	-	-	-	(121.3)
Occupancy costs	3.8	37.2	16.6	(8.8)	48.8
Provision for doubtful accounts	1.1	20.6	5.3	-	27.0
(Gain) loss on disposal of assets	(0.2)	2.0	0.2	-	2.0
Government, class action, and related settlements expense	(68.4)	(0.2)	1.4	-	(67.2)
Professional fees—accounting, tax, and legal	44.4	-	-	-	44.4
Total operating expenses	63.6	992.5	394.1	(26.7)	1,423.5
Loss on early extinguishment of debt	5.9	-	-	-	5.9
Interest expense and amortization of debt discounts and fees	147.8	8.6	4.2	(1.1)	159.5
Other expense (income)	1.4	(0.3)	(2.2)	1.1	-
Loss on interest rate swap	55.7	-	-	-	55.7
Equity in net income of nonconsolidated affiliates	(2.4)	(7.9)	(0.3)	-	(10.6)
Equity in net income of consolidated affiliates—					
Gain on sale of consolidated affiliates	(18.8)	-	-	18.8	-
Income from operations of consolidated affiliates	(138.4)	(16.4)	(1.8)	156.6	-
Management fees	(83.1)	63.5	19.6	-	-
Income from continuing operations before income tax (benefit) expense	46.6	234.5	90.2	(175.8)	195.5
Provision for income tax (benefit) expense	(206.2)	111.1	25.0	-	(70.1)
Income from continuing operations	252.8	123.4	65.2	(175.8)	265.6
(Loss) income from discontinued operations, net of income tax benefit	(0.4)	(7.1)	4.6	19.1	16.2
Net Income	252.4	116.3	69.8	(156.7)	281.8
Less: Net income attributable to noncontolling interests	-	-	(29.4)	-	(29.4)
Net income attributable to HealthSouth	$ 252.4	$ 116.3	$ 40.4	$ (156.7)	$ 252.4

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Operations

	For the Year Ended December 31, 2007				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Net operating revenues	$ 81.1	$ 1,179.8	$ 492.5	$ (29.9)	$ 1,723.5
Operating expenses:					
Salaries and benefits	49.8	581.9	231.4	(5.6)	857.5
Other operating expenses	25.9	161.5	64.9	(11.3)	241.0
General and administrative expenses	127.9	-	-	-	127.9
Supplies	6.7	68.0	24.9	-	99.6
Depreciation and amortization	17.6	41.0	16.2	-	74.8
Impairment of long-lived assets	15.0	0.1	-	-	15.1
Occupancy costs	1.7	41.0	16.2	(7.5)	51.4
Provision for doubtful accounts	3.4	21.9	7.9	-	33.2
Loss (gain) on disposal of assets	3.7	3.0	(0.8)	-	5.9
Government, class action, and related settlements expense	(2.4)	(0.4)	-	-	(2.8)
Professional fees—accounting, tax, and legal	51.1	0.5	-	-	51.6
Total operating expenses	300.4	918.5	360.7	(24.4)	1,555.2
Loss on early extinguishment of debt	28.2	-	-	-	28.2
Interest expense and amortization of debt discounts and fees	219.5	8.0	4.1	(2.2)	229.4
Other income	(8.4)	(0.2)	(9.1)	2.2	(15.5)
Loss on interest rate swap	30.4	-	-	-	30.4
Equity in net income of nonconsolidated affiliates	(2.5)	(7.6)	(0.2)	-	(10.3)
Equity in net income of consolidated affiliates—					
Gain on sale of consolidated affiliates	(451.9)	-	-	451.9	-
(Income) loss from operations of consolidated affiliates	(143.9)	22.0	(0.5)	122.4	-
Management fees	(99.6)	58.4	41.2	-	-
Income from continuing operations before income tax (benefit) expense	208.9	180.7	96.3	(579.8)	(93.9)
Provision for income tax (benefit) expense	(444.3)	88.7	33.2	-	(322.4)
Income from continuing operations	653.2	92.0	63.1	(579.8)	228.5
Income from discontinued operations, net of income tax benefit	0.2	16.6	16.1	457.3	490.2
Net Income	653.4	108.6	79.2	(122.5)	718.7
Less: Net income attributable to noncontolling interests	-	-	(65.3)	-	(65.3)
Net income attributable to HealthSouth	$ 653.4	$ 108.6	$ 13.9	$ (122.5)	$ 653.4

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Balance Sheet

	As of December 31, 2009				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Assets					
Current assets:					
Cash and cash equivalents	$ 76.2	$ 1.8	$ 2.9	$ -	$ 80.9
Restricted cash	2.3	-	65.5	-	67.8
Restricted marketable securities	-	-	2.7	-	2.7
Accounts receivable, net	10.1	146.2	63.4	-	219.7
Prepaid expenses and other current assets	35.2	63.2	45.0	(88.5)	54.9
Total current assets	123.8	211.2	179.5	(88.5)	426.0
Property and equipment, net	40.1	479.2	145.5	-	664.8
Goodwill	-	266.1	150.3	-	416.4
Intangible assets, net	0.4	29.8	7.2	-	37.4
Investments in and advances to nonconsolidated affiliates	3.0	22.4	3.9	-	29.3
Income tax refund receivable	10.0	-	-	-	10.0
Other long-term assets	55.5	217.8	70.6	(246.3)	97.6
Intercompany receivable	1,052.4	-	-	(1,052.4)	-
Total assets	$ 1,285.2	$ 1,226.5	$ 557.0	$ (1,387.2)	$ 1,681.5
Liabilities and Shareholders' (Deficit) Equity					
Current liabilities:					
Current portion of long-term debt	$ 9.7	$ 10.0	$ 1.8	$ -	$ 21.5
Accounts payable	12.5	27.9	9.8	-	50.2
Accrued expenses and other current liabilities	207.2	48.9	56.8	-	312.9
Government, class action, and related settlements	6.6	-	-	-	6.6
Total current liabilities	236.0	86.8	68.4	-	391.2
Long-term debt, net of current portion	1,552.9	86.1	27.0	(25.0)	1,641.0
Other long-term liabilities	82.9	11.3	69.5	(4.2)	159.5
Intercompany payable	-	377.7	1,469.1	(1,846.8)	-
	1,871.8	561.9	1,634.0	(1,876.0)	2,191.7
Commitments and contingencies					
Convertible perpetual preferred stock	387.4	-	-	-	387.4
Shareholders' (deficit) equity					
HealthSouth shareholders' (deficit) equity	(974.0)	664.6	(1,153.4)	488.8	(974.0)
Noncontrolling interests	-	-	76.4	-	76.4
Total shareholders' (deficit) equity	(974.0)	664.6	(1,077.0)	488.8	(897.6)
Total liabilities and shareholders' (deficit) equity	$ 1,285.2	$ 1,226.5	$ 557.0	$ (1,387.2)	$ 1,681.5

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Balance Sheet

	As of December 31, 2008				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Assets					
Current assets:					
Cash and cash equivalents	$ 23.1	$ 0.9	$ 8.1	$ -	$ 32.1
Restricted cash	100.2	-	53.8	-	154.0
Restricted marketable securities	-	-	20.3	-	20.3
Accounts receivable, net	11.3	161.3	62.3	-	234.9
Prepaid expense and other current assets	37.6	63.9	45.6	(88.5)	58.6
Insurance recoveries receivable	182.8	-	-	-	182.8
Total current assets	355.0	226.1	190.1	(88.5)	682.7
Property and equipment, net	42.0	465.4	154.7	-	662.1
Goodwill	-	267.0	147.7	-	414.7
Intangible assets, net	-	34.8	7.6	-	42.4
Investments in and advances to nonconsolidated affiliates	2.8	29.6	4.3	-	36.7
Income tax refund receivable	55.9	-	-	-	55.9
Other long-term assets	57.9	219.9	77.9	(252.0)	103.7
Intercompany receivable	1,095.3	-	-	(1,095.3)	-
Total assets	$ 1,608.9	$ 1,242.8	$ 582.3	$ (1,435.8)	$ 1,998.2
Liabilities and Shareholders' (Deficit) Equity					
Current liabilities:					
Current portion of long-term debt	$ 10.2	$ 11.8	$ 1.6	$ -	$ 23.6
Accounts payable	11.6	24.8	9.1	-	45.5
Accrued expenses and other current liabilities	300.9	62.2	55.5	(10.0)	408.6
Government, class action, and related settlements	268.5	-	-	-	268.5
Total current liabilities	591.2	98.8	66.2	(10.0)	746.2
Long-term debt, net of current portion	1,706.5	83.3	28.8	(29.0)	1,789.6
Other long-term liabilities	93.2	12.1	62.8	(5.9)	162.2
Intercompany payable	-	474.5	1,526.7	(2,001.2)	-
	2,390.9	668.7	1,684.5	(2,046.1)	2,698.0
Commitments and contingencies					
Convertible perpetual preferred stock	387.4	-	-	-	387.4
Shareholders' (deficit) equity					
HealthSouth shareholders' (deficit) equity	(1,169.4)	574.1	(1,184.4)	610.3	(1,169.4)
Noncontrolling interests	-	-	82.2	-	82.2
Total shareholders' (deficit) equity	(1,169.4)	574.1	(1,102.2)	610.3	(1,087.2)
Total liabilities and shareholders' (deficit) equity	$ 1,608.9	$ 1,242.8	$ 582.3	$ (1,435.8)	$ 1,998.2

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

	For the Year Ended December 31, 2009				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries (In Millions)	Eliminating Entries	HealthSouth Consolidated
Net cash provided by operating activities	$ 261.5	$ 203.0	$ 117.8	$ (176.2)	$ 406.1
Cash flows from investing activities:					
Capital expenditures	(11.1)	(53.4)	(7.7)	-	(72.2)
Acqusition of intagible assets	(0.4)	-	-	-	(0.4)
Proceeds from disposal of assets	-	3.9	-	-	3.9
Proceeds from sale of restricted marketable securities	-	-	5.0	-	5.0
Proceeds from sale of investments	0.6	-	-	-	0.6
Purchase of restricted investments	-	-	(3.8)	-	(3.8)
Net change in restricted cash	-	-	(11.7)	-	(11.7)
Net settlements on interest rate swap	(42.2)	-	-	-	(42.2)
Net investment in interest rate swap	(6.4)	-	-	-	(6.4)
Other	(1.3)	(2.0)	(2.0)	-	(5.3)
Net cash provided by (used in) investing activities of discontinued operations	0.1	(0.6)	-	-	(0.5)
Net cash used in investing activities	(60.7)	(52.1)	(20.2)	-	(133.0)
Cash flows from financing activities:					
Principal borrowings on notes	-	15.5	-	-	15.5
Proceeds from bond issuance	290.0	-	-	-	290.0
Principal payments on debt, including pre-payments	(413.0)	(0.2)	-	4.0	(409.2)
Borrowings on revolving credit facility	10.0	-	-	-	10.0
Payments on revolving credit facility	(50.0)	-	-	-	(50.0)
Principal payments under capital lease obligations	(0.5)	(11.2)	(1.7)	-	(13.4)
Issuance of common stock	-	-	-	-	-
Dividends paid on convertible perpetual preferred stock	(26.0)	-	-	-	(26.0)
Debt issuance costs	(10.6)	-	-	-	(10.6)
Distributions to noncontrolling interests of consolidated affiliates	-	-	(32.7)	-	(32.7)
Other	-	-	0.8	-	0.8
Change in intercompany advances	52.9	(154.1)	(71.0)	172.2	-
Net cash (used in) provided by financing activities of discontinued operations	(0.5)	-	1.8	-	1.3
Net cash used in financing activities	(147.7)	(150.0)	(102.8)	176.2	(224.3)
Effect of exchange rate on cash and cash equivalents	-	-	-	-	-
Increase (decrease) in cash and cash equivalents	53.1	0.9	(5.2)	-	48.8
Cash and cash equivalents at beginning of year	23.1	0.9	8.1	-	32.1
Cash and cash equivalents of divisions and facilities held for sale at beginning of year	-	0.1	-	-	0.1
Less: Cash and cash equivalents of divisions and facilities held for sale at end of year	-	(0.1)	-	-	(0.1)
Cash and cash equivalents at end of year	$ 76.2	$ 1.8	$ 2.9	$ -	$ 80.9

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

	For the Year Ended December 31, 2008				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Net cash provided by operating activities	$ 106.8	$ 169.6	$ 114.8	$ (164.0)	$ 227.2
Cash flows from investing activities:					
Capital expenditures	(20.4)	(27.1)	(8.2)	-	(55.7)
Acqusition of business, net of assets acquired	-	(14.6)	-	-	(14.6)
Acqusition of intagible assets	-	(18.2)	-	-	(18.2)
Proceeds from disposal of assets	43.9	6.7	3.3	-	53.9
Proceeds from sale of restricted marketable securities	-	-	8.1	-	8.1
Proceeds from sale of investments	-	-	4.3	-	4.3
Purchase of restricted investments	-	-	(4.8)	-	(4.8)
Net change in restricted cash	0.2	-	7.3	-	7.5
Net settlements on interest rate swap	(20.7)	-	-	-	(20.7)
Other	-	-	0.6	-	0.6
Net cash (used in) provided by investing activities of discontinued operations	-	(0.6)	0.2	-	(0.4)
Net cash provided by (used in) investing activities	3.0	(53.8)	10.8	-	(40.0)
Cash flows from financing activities:					
Check in excess of bank balance	(16.7)	-	-	5.3	(11.4)
Principal payments on debt, including pre-payments	(211.6)	(0.7)	(3.6)	11.1	(204.8)
Borrowings on revolving credit facility	128.0	-	-	-	128.0
Payments on revolving credit facility	(163.0)	-	-	-	(163.0)
Principal payments under capital lease obligations	(0.2)	(10.7)	(1.5)	-	(12.4)
Issuance of common stock	150.2	-	-	-	150.2
Dividends paid on convertible perpetual preferred stock	(26.0)	-	-	-	(26.0)
Distributions to noncontrolling interests of consolidated affiliates	-	-	(33.4)	-	(33.4)
Other	(0.2)	-	0.8	-	0.6
Change in intercompany advances	53.1	(117.3)	(88.7)	152.9	-
Net cash used in financing activities of discontinued operations	(2.4)	-	(1.4)	-	(3.8)
Net cash used in financing activities	(88.8)	(128.7)	(127.8)	169.3	(176.0)
Effect of exchange rate on cash and cash equivalents	-	-	0.8	-	0.8
Increase (decrease) in cash and cash equivalents	21.0	(12.9)	(1.4)	5.3	12.0
Cash and cash equivalents at beginning of year	2.1	13.9	9.1	(5.3)	19.8
Cash and cash equivalents of divisions and facilities held for sale at beginning of year	-	-	0.4	-	0.4
Less: Cash and cash equivalents of divisions and facilities held for sale at end of year	-	(0.1)	-	-	(0.1)
Cash and cash equivalents at end of year	$ 23.1	$ 0.9	$ 8.1	$ -	$ 32.1

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

	For the Year Ended December 31, 2007				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Net cash (used in) provided by operating activities	$ (477.6)	$ 111.8	$ 531.6	$ 64.8	$ 230.6
Cash flows from investing activities:					
Capital expenditures	(5.3)	(13.5)	(19.8)	-	(38.6)
Proceeds from sale of restricted marketable securities	-	-	66.4	-	66.4
Purchase of restricted investments	-	-	(23.0)	-	(23.0)
Net change in restricted cash	0.5	-	(3.8)	-	(3.3)
Proceeds from divestiture of divisions	1,169.8	-	-	(1,169.8)	-
Other	3.6	0.1	0.2	-	3.9
Net cash provided by (used in) investing activities of discontinued operations—					
Proceeds from divestitures of divisions	-	-	-	1,169.8	1,169.8
Other investing activities of discontinued operations	0.7	(6.5)	15.1	-	9.3
Net cash provided by (used in) investing activities	1,169.3	(19.9)	35.1	-	1,184.5
Cash flows from financing activities:					
Check in excess of bank balance	14.0	-	-	(5.3)	8.7
Principal borrowings on notes	-	12.5	-	-	12.5
Principal payments on debt, including pre-payments	(1,235.2)	(0.4)	(0.2)	(3.1)	(1,238.9)
Borrowings on revolving credit facility	397.0	-	-	-	397.0
Payments on revolving credit facility	(492.0)	-	-	-	(492.0)
Principal payments under capital lease obligations	(0.2)	(9.4)	(1.4)	-	(11.0)
Dividends paid on convertible perpetual preferred stock	(26.0)	-	-	-	(26.0)
Debt amendment and issuance costs	(11.2)	-	-	-	(11.2)
Distributions paid to noncontrolling interests of consolidated affiliates	-	-	(23.4)	-	(23.4)
Other	0.6	-	-	-	0.6
Change in intercompany advances	655.0	(83.5)	(509.8)	(61.7)	-
Net cash used in financing activities of discontinued operations	(11.9)	(0.3)	(40.7)	-	(52.9)
Net cash used in financing activities	(709.9)	(81.1)	(575.5)	(70.1)	(1,436.6)
Effect of exchange rate changes on cash and cash equivalents	-	-	0.1	-	0.1
(Decrease) increase in cash and cash equivalents	(18.2)	10.8	(8.7)	(5.3)	(21.4)
Cash and cash equivalents at beginning of year	17.5	3.1	6.6	-	27.2
Cash and cash equivalents of divisions and facilities held for sale at beginning of year	2.8	-	11.6	-	14.4
Less: Cash and cash equivalents of divisions and facilities held for sale at end of year	-	-	(0.4)	-	(0.4)
Cash and cash equivalents at end of year	$ 2.1	$ 13.9	$ 9.1	$ (5.3)	$ 19.8

EXHIBIT LIST

No.	Description
2.1	Stock Purchase Agreement, dated January 27, 2007, by and between HealthSouth Corporation and Select Medical Systems (incorporated by reference to Exhibit 2.1 to HealthSouth's Current Report on Form 8-K filed on January 30, 2007).
2.2	Letter Agreement, dated May 1, 2007, by and between HealthSouth Corporation and Select Medical Corporation (incorporated by reference to Exhibit 2.3 to HealthSouth's Quarterly Report on 10-Q filed on May 9, 2007).
2.3	Amended and Restated Stock Purchase Agreement, dated as of March 25, 2007, by and between HealthSouth Corporation and ASC Acquisition LLC (incorporated by reference to Exhibit 2.1 to HealthSouth's Quarterly Report on 10-Q filed on August 8, 2007).
2.4	Stock Purchase Agreement, dated April 19, 2007, by and between HealthSouth Corporation and Diagnostic Health Holdings, Inc. (incorporated by reference to Exhibit 2.4 to HealthSouth's Annual Report on Form 10-K filed on February 26, 2008).
3.1	Restated Certificate of Incorporation of HealthSouth Corporation, as filed in the Office of the Secretary of State of the State of Delaware on May 21, 1998.*
3.2	Certificate of Amendment to the Restated Certificate of Incorporation of HealthSouth Corporation, as filed in the Office of the Secretary of State of the State of Delaware on October 25, 2006 (incorporated by reference to Exhibit 3.1 to HealthSouth's Current Report on Form 8-K filed on October 31, 2006).
3.3	Amended and Restated Bylaws of HealthSouth Corporation, effective as of October 30, 2009 (incorporated by reference to Exhibit 3.3 to HealthSouth's Quarterly Report on Form 10-Q filed on November 4, 2009).
3.4	Certificate of Designations of 6.50% Series A Convertible Perpetual Preferred Stock, as filed with the Secretary of State of the State of Delaware on March 7, 2006 (incorporated by reference to Exhibit 3.1 to HealthSouth's Current Report on Form 8-K filed on March 9, 2006).
4.1	Indenture, dated as of June 14, 2006, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to $625,000,000 aggregate principal amount of 10.75% Senior Notes due 2016 (incorporated by reference to Exhibit 4.2 to HealthSouth's Current Report on Form 8-K filed on June 16, 2006).
4.2.1	Indenture, dated as of September 28, 2001, between HealthSouth Corporation and National City Bank, as trustee, relating to HealthSouth's 8.375% Senior Notes due 2011.*
4.2.2	Instrument of Resignation, Appointment and Acceptance, dated as of April 9, 2003, among HealthSouth Corporation, National City Bank, as resigning trustee, and Wilmington Trust Company, as successor trustee, relating to HealthSouth's 8.375% Senior Notes due 2011.*
4.2.3	Amendment to Indenture, dated as of August 27, 2003, to the Indenture dated as of September 28, 2001 between HealthSouth Corporation and Wilmington Trust Company, as successor trustee to National City Bank, relating to HealthSouth's 8.375% Senior Notes due 2011.*
4.2.4	Second Supplemental Indenture, dated as of June 24, 2004, to the Indenture, dated as of September 28, 2001, between HealthSouth Corporation and Wilmington Trust Company, as successor trustee to National City Bank, relating to HealthSouth's 8.375% Senior Notes due 2011 (incorporated by reference to Exhibit 99.4 to HealthSouth's Current Report on Form 8-K filed on June 25, 2004).

4.2.5	Third Supplemental Indenture, dated as of February 15, 2006, to the Indenture, dated as of September 28, 2001, between HealthSouth Corporation and Wilmington Trust Company, as successor trustee to National City Bank, relating to HealthSouth's 8.375% Senior Notes due 2011 (incorporated by reference to Exhibit 4.6 to HealthSouth's Current Report on Form 8-K filed on February 17, 2006).
4.3.1	Indenture, dated as of May 22, 2002, between HealthSouth Corporation and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 7.625% Senior Notes due 2012.*
4.3.2	Amendment to Indenture, dated as of August 27, 2003, to the Indenture, dated as of May 22, 2002, between HealthSouth Corporation and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 7.625% Senior Notes due 2012.*
4.3.3	First Supplemental Indenture, dated as of June 24, 2004, to the Indenture, dated as of May 22, 2002, between HealthSouth Corporation and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 7.625% Senior Notes due 2012 (incorporated by reference to Exhibit 99.5 to HealthSouth's Current Report on Form 8-K filed on June 25, 2004).
4.3.4	Second Supplemental Indenture, dated as of February 15, 2006, to the Indenture, dated as of May 22, 2002, between HealthSouth Corporation and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 7.625% Senior Notes due 2012 (incorporated by reference to Exhibit 4.5 to HealthSouth's Current Report on Form 8-K filed on February 17, 2006).
4.4	Registration Rights Agreement, dated February 28, 2006, between HealthSouth and the purchasers party to the Securities Purchase Agreement, dated February 28, 2006, re: HealthSouth's sale of 400,000 shares of 6.50% Series A Convertible Perpetual Preferred Stock.**
4.5.1	Warrant Agreement, dated as of January 16, 2004, between HealthSouth Corporation and Wells Fargo Bank Northwest, N.A., as Warrant Agent (incorporated by reference to Exhibit 10.2 to HealthSouth's Current Report on Form 8-K filed on January 20, 2004).
4.5.2	Registration Rights Agreement, dated as of January 16, 2004, among HealthSouth Corporation and the entities listed on the signature pages thereto as Holders of Warrants and Transfer Restricted Securities (incorporated by reference to Exhibit 10.3 to HealthSouth's Current Report on Form 8-K filed on January 20, 2004).
4.6	Warrant Agreement, dated as of September 30, 2009, among HealthSouth Corporation and Computershare Inc. and Computershare Trust Company, N.A., jointly and severally as Warrant Agent (incorporated by reference to Exhibit 4.1 to HealthSouth's Registration Statement on Form 8-A filed on October 1, 2009).
4.7.1	Indenture, dated as of December 1, 2009, between HealthSouth Corporation and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 8.125% Senior Notes due 2020.
4.7.2	First Supplemental Indenture, dated December 1, 2009, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and The Bank of Nova Scotia Trust Company of New York, as trustee relating to HealthSouth's 8.125% Senior Notes due 2020.
4.8	First Supplemental Indenture, dated December 11, 2009, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to the Floating Rate Senior Notes due 2014 and the indenture, dated as of June 14, 2006.
10.1	Stipulation of Partial Settlement dated as of September 26, 2006, by and among HealthSouth Corporation, the stockholder lead plaintiffs named therein, the bondholder lead plaintiff named therein and the individual settling defendants named therein (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on September 27, 2006).

10.2	Settlement Agreement and Policy Release, dated as of September 25, 2006, by and among HealthSouth Corporation, the settling individual defendants named therein and the settling carriers named therein (incorporated by reference to Exhibit 10.2 to HealthSouth's Current Report on Form 8-K filed on September 27, 2006).
10.3	Stipulation of Settlement with Certain Individual Defendants dated as of September 25, 2006, by and among HealthSouth Corporation, plaintiffs named therein and the individual settling defendants named therein (incorporated by reference to Exhibit 10.3 to HealthSouth's Current Report on Form 8-K filed on September 27, 2006).
10.4.1	Amended Class Action Settlement Agreement, dated March 6, 2006, with representatives of the plaintiff class relating to the action consolidated on July 2, 2003, captioned *In Re HealthSouth Corp. ERISA Litigation*, No. CV-03-BE-1700 (N.D. Ala.) (incorporated by reference to Exhibit 10.5.1 to HealthSouth's Quarterly Report on Form 10-Q filed on May 15, 2006).
10.4.2	First Addendum to the Amended Class Action Settlement Agreement, dated April 11, 2006 (incorporated by reference to Exhibit 10.5.2 to HealthSouth's Quarterly Report on Form 10-Q filed on May 15, 2006).
10.4.3	Amended Class Action Settlement Agreement, dated July 25, 2005, with representatives of the plaintiff class relating to the action consolidated on July 2, 2003, captioned *In Re HealthSouth Corp. ERISA Litigation*, No. CV-03-BE-1700 (N.D. Ala.).*
10.5.1	HealthSouth Corporation Amended and Restated 2004 Director Incentive Plan.** +
10.5.2	Form of Restricted Stock Unit Agreement (Amended and Restated 2004 Director Incentive Plan).** +
10.6	HealthSouth Corporation Amended and Restated Change in Control Benefits Plan (incorporated by reference to Exhibit 10.11 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).+
10.7.1	HealthSouth Corporation 1995 Stock Option Plan, as amended.* +
10.7.2	Form of Non-Qualified Stock Option Agreement (1995 Stock Option Plan).* +
10.8.1	HealthSouth Corporation 1997 Stock Option Plan.* +
10.8.2	Form of Non-Qualified Stock Option Agreement (1997 Stock Option Plan).* +
10.9.1	HealthSouth Corporation 2002 Non-Executive Stock Option Plan.* +
10.9.2	Form of Non-Qualified Stock Option Agreement (2002 Non-Executive Stock Option Plan).* +
10.10	Description of the HealthSouth Corporation Senior Management Compensation Recoupment Policy (incorporated by reference to HealthSouth's Quarterly Report on Form 10-Q filed on November 4, 2009).+
10.11	Description of the HealthSouth Corporation Senior Management Bonus and Long-Term Incentive Plans (incorporated by reference to the section captioned "Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation" in HealthSouth's Definitive Proxy Statement on Schedule 14A filed on April 2, 2009).+
10.12	HealthSouth Corporation Executive Deferred Compensation Plan.*+
10.13	HealthSouth Corporation Second Amended and Restated Executive Severance Plan (incorporated by reference to Exhibit 10.19 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).+

10.14	Letter of Understanding, dated as of October 31, 2007, between HealthSouth Corporation and Jay Grinney (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on November 6, 2007).+
10.15	HealthSouth Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10 to HealthSouth's Current Report on Form 8-K, filed on November 21, 2005).+
10.16	Form of Non-Qualified Stock Option Agreement (2005 Equity Incentive Plan).**+
10.17.1	HealthSouth Corporation 2008 Equity Incentive Plan (incorporated by reference to Appendix A to HealthSouth's Definitive Proxy Statement on Schedule 14A filed on March 27, 2008).+
10.17.2	Form of Non-Qualified Stock Option Agreement (2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.28.2 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009). +
10.17.3	Form of Restricted Stock Agreement (2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.28.3 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).+
10.17.4	Form of Performance Share Unit Award (2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.28.4 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).+
10.18	HealthSouth Corporation Nonqualified 401(k) Plan (incorporated by reference to Exhibit 99 to HealthSouth's Current Report on Form 8-K filed on February 6, 2008).+
10.19	HealthSouth Corporation Directors' Deferred Stock Investment Plan (incorporated by reference to Exhibit 10.30 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).+
10.20	Written description of the annual compensation arrangement for non-employee directors of HealthSouth Corporation (incorporated by reference to the section captioned "Corporate Governance and Board Structure – Compensation of Directors" in HealthSouth's Definitive Proxy Statement on Schedule 14A, filed on April 2, 2009).+
10.21	Form of Indemnity Agreement entered into between HealthSouth Corporation and the directors of HealthSouth.* +
10.22	Form of letter agreement with former directors.* +
10.23	Settlement Agreement, dated as of December 30, 2004, by and among HealthSouth Corporation, the United States of America, acting through the entities named therein and certain other parties named therein (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on January 5, 2005).
10.24	Administrative Settlement Agreement, dated as of December 30, 2004, by and among the United States Department of Health and Human Services acting through the Centers for Medicare & Medicaid Services and its officers and agents, including, but not limited to, its fiscal intermediaries, and HealthSouth Corporation (incorporated by reference to Exhibit 10.3 to HealthSouth's Current Report on Form 8-K filed on January 5, 2005).
10.25.1	Corporate Integrity Agreement, dated as of December 30, 2004, by and among the Office of Inspector General of the Department of Health and Human Services and HealthSouth Corporation (incorporated by reference to Exhibit 10.2 to HealthSouth's Current Report on Form 8-K filed on January 5, 2005).
10.25.2	First Addendum to the Corporate Integrity Agreement, dated as of October 27, 2006, by and among the Office of Inspector General of the Department of Health and Human Services and HealthSouth Corporation (incorporated by reference to Exhibit 10.33.2 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).

10.25.3	Second Addendum to the Corporate Integrity Agreement, dated as of December 14, 2007, by and among the Office of Inspector General of the Department of Health and Human Services and HealthSouth Corporation (incorporated by reference to Exhibit 10.33.3 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).
10.26.1	Amendment No. 2, dated as of October 23, 2009, to the Credit Agreement, dated March 10, 2006, among HealthSouth Corporation, the lenders party thereto, JPMorgan Chase Bank, N.A., as the administrative agent and the collateral agent, and the other parties thereto, attaching and effecting the Amended and Restated Credit Agreement, by and among HealthSouth, the lenders party thereto, JPMorgan Chase Bank, N.A., as the administrative agent and the collateral agent, Citicorp North America, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as co-syndication agents; and Deutsche Bank Securities Inc., Goldman Sachs Credit Partners L.P. and Wachovia Bank, National Association, as co-documentation agents (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on October 27, 2009).
10.26.2	Collateral and Guarantee Agreement, dated as of March 10, 2006, by and among HealthSouth, certain of the Company's subsidiaries and JPMorgan Chase Bank, N.A., as collateral agent (incorporated by reference to Exhibit 10.2 to HealthSouth's Current Report on Form 8-K filed on March 16, 2006).
10.27.1	Partial Final Judgment And Order of Dismissal With Prejudice of In re: HealthSouth Corporation Securities Litigation, dated as of January 11, 2007 (incorporated by reference to Exhibit 99.2 to HealthSouth's Current Report on Form 8-K filed on January 12, 2007).
10.27.2	Order and Final Judgment Pursuant To A.R.C.P. Rule 54(b) Approving Pro Tanto Settlement With Certain Defendants, dated as of January 11, 2007 (incorporated by reference to Exhibit 99.3 to HealthSouth's Current Report on Form 8-K filed on January 12, 2007).
10.28.1	Purchase and Sale Agreement, dated January 22, 2008, by and between HealthSouth Corporation and Daniel Realty Company, LLC (incorporated by reference to Exhibit 10.1 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).
10.28.2	First Amendment to Purchase and Sale Agreement, dated January 22, 2008, by and between HealthSouth Corporation and Daniel Realty Company, LLC (incorporated by reference to Exhibit 10.2 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).
10.28.3	Second Amendment to Purchase and Sale Agreement, dated February 13, 2008, by and between HealthSouth Corporation and Daniel Realty Company, LLC (incorporated by reference to Exhibit 10.3 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).
10.28.4	Third Amendment to Purchase and Sale Agreement, dated March 31, 2008, by and between HealthSouth Corporation and LAKD Associates, LLC (successor by assignment to Daniel Realty Company, LLC) (incorporated by reference to Exhibit 10.4 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).
10.28.5	Lease between LAKD HQ, LLC and HealthSouth Corporation, dated March 31, 2008, for corporate office space (incorporated by reference to Exhibit 10.5 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).
10.29.1	Stipulation of Settlement with UBS Securities LLC (incorporated by reference to Exhibit 99.2 to HealthSouth's Current Report on Form 8-K filed on January 20, 2009).
10.29.2	Settlement Agreement and Stipulation regarding Fees, dated as of January 13, 2009 (incorporated by reference to Exhibit 99.3 to HealthSouth's Current Report on Form 8-K filed on January 20, 2009).
10.30	Restrictive Covenant Agreement, dated November 23, 2009, by and between HealthSouth Corporation and John L. Workman (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on November 23, 2009).+

12	Computation of Ratios.
21	Subsidiaries of HealthSouth Corporation.
23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24	Power of Attorney.
31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference to HealthSouth's Annual Report on Form 10-K filed with the SEC on June 27, 2005.

** Incorporated by reference to HealthSouth's Annual Report on Form 10-K filed with the SEC on March 29, 2006.

+ Management contract or compensatory plan or arrangement.

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jay Grinney, certify that:

1. I have reviewed this annual report on Form 10-K of HealthSouth Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2010

By: /S/ JAY GRINNEY
Jay Grinney
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Edmund Fay, certify that:

1. I have reviewed this annual report on Form 10-K of HealthSouth Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2010

By: /S/ EDMUND FAY
Edmund Fay
Senior Vice President and Treasurer
(principal financial officer)

Exhibit 32.1

CERTIFICATE OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of HealthSouth Corporation on Form 10-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jay Grinney, President and Chief Executive Officer of HealthSouth Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (the "2002 Act"), that to the best of my knowledge and belief:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of HealthSouth Corporation.

Date: February 23, 2010

By: /S/ JAY GRINNEY
Jay Grinney
President and Chief Executive Officer

A signed original of this written statement has been provided to HealthSouth Corporation and will be retained by HealthSouth Corporation and furnished to the Securities and Exchange Commission or its staff upon request. This written statement shall not, except to the extent required by the 2002 Act, be deemed filed by HealthSouth Corporation for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that HealthSouth Corporation specifically incorporates it by reference.

CERTIFICATE OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of HealthSouth Corporation on Form 10-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Edmund Fay, Senior Vice President and Treasurer of HealthSouth Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (the "2002 Act"), that to the best of my knowledge and belief:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of HealthSouth Corporation.

Date: February 23, 2010

By: /S/ EDMUND FAY
Edmund Fay
Senior Vice President and Treasurer
(principal financial officer)

A signed original of this written statement has been provided to HealthSouth Corporation and will be retained by HealthSouth Corporation and furnished to the Securities and Exchange Commission or its staff upon request. This written statement shall not, except to the extent required by the 2002 Act, be deemed filed by HealthSouth Corporation for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that HealthSouth Corporation specifically incorporates it by reference.

Stockholder Information

CORPORATE OFFICES
HealthSouth Corporation
3660 Grandview Parkway, Suite 200
Birmingham, Alabama 35243
(205) 967-7116

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP
1901 6th Avenue North, Suite 1600
Birmingham, Alabama 35203

TRANSFER AGENT AND REGISTRAR
Written Requests:
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940

By overnight delivery:
Computershare Investor Services
250 Royall Street
Canton, MA 02021

1-877-456-7913 (U.S.)
1-781-575-4686 (non U.S.)

web.queries@computershare.com

STOCK LISTING
HealthSouth common stock trades on the New York Stock Exchange under the symbol "HLS."

STOCKHOLDER INFORMATION AND INQUIRIES
Stockholders and investors seeking information concerning stock ownership or HealthSouth generally are invited to contact HealthSouth's Investor Relations by calling **(205) 968-6400** or sending an email to **feedback@healthsouth.com**.

Information concerning HealthSouth can also be obtained through our website at www.healthsouth.com.

ANNUAL MEETING OF STOCKHOLDERS
The annual meeting will be held on May 6, 2010 at 11 a.m., central time, at our corporate headquarters, 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243.

CERTIFICATIONS
Our chief executive officer and principal financial officer have filed with the Securities and Exchange Commission the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.



HEALTHSOUTH CORPORATION
3660 GRANDVIEW PARKWAY, SUITE 200 • BIRMINGHAM, AL 35243
800.765.4772 • 205.967.7116
healthsouth.com
NYSE: HLS